Back to Form 10-Q

Exhibit 10.4

NOTICE OF AWARD

State Of Missouri
Office Of Administration
Division of Purchasing and Materials Management
PO Box 809
Jefferson City, MO 65102
http://www.oa.mo.gov/purch

CONTRACT NUMBER C306118005	CONTRACT TITLE Medicaid Managed Care- Eastern Region
AMENDMENT NUMBER N/A	CONTRACT PERIOD July 1, 2006 through June 30, 2007
REQUISITION NUMBER NR 886 25756004320	VENDOR NUMBER 36405049501
CONTRACTOR NAME AND ADDRESS Harmony Health Plan, Inc. 23 Public Sqaure, Suite 400 Belleville, IL 62220	STATE AGENCY’S NAME AND ADDRESS Department of Social Services Division of Medical Services Post Office Box 6500 Jefferson City, MO 65102-6500

ACCEPTED BY THE STATE OF MISSOURI AS FOLLOWS:

The proposal submitted by Harmony Health Plan of Illinois, Inc. dba Harmony Health Plan of Missouri in response to B3Z06118 is accepted in its entirety with the inclusion of the e-mail dated March 27, 2008.

BUYER: Julie Kleffner	BUYER CONTACT INFORMATION Phone: 573-751-7656 Fax 573-526-9817 E-mail: Julie.Kleffner@oa.mo.gov
SIGNATURE OF BUYER: /s/ Julie Kleffner Julie Kleffner	DATE: April 6, 2006
DIRECTOR OF PURCHASING AND MATERIALS MANAGEMENT /s/ James Miluski James Miluski

STATE OF MISSOURI
OFFICE OF ADMINISTRATION
DIVISION OF PURCHASING AND MATERIALS MANAGEMENT (DPMM)
REQUEST FOR PROPOSAL (RFP)

RFP NO.: B3Z06118	REQ NO.: NR 886 25756004320
TITLE: Medicaid Managed Care - Central, Eastern, & Western Regions	BUYER: Julie Kleffner
ISSUE DATE: 01/10/06	PHONE NO.: (573) 751-7656
E-MAIL: Julie.Kleffner@oa.mo.gov

RETURN PROPOSAL NO LATER THAN: 02/10/06 AT 2:00 PM CENTRAL TIME

MAILING INSTRUCTIONS:
Print or type RFP Number and Return Due Date on the lower left hand corner of the envelope or package. Delivered sealed proposals must be in DPMM office (301 W High Street, Room 630) by the return date and time.

RETURN PROPOSAL TO:	(U.S. Mail) DPMM PO BOX 809 JEFFERSON CITY MO 65102-0809	(Courier Service) DPMM 301 WEST HIGH STREET, RM 630 JEFFERSON CITY MO 65101
CONTRACT PERIOD:	July 1, 2006 through June 30, 2007 (with two additional one-year renewal periods at the State’s sole option)
DELIVER SUPPLIES/SERVICES FOB (Free on Board) DESTINATION TO THE FOLLOWING ADDRESS:

Department of Social Services
Division of Medical Services
P.O. Box 6500
Jefferson City, MO 65102-6500

The offeror hereby declares understanding, agreement and certification of compliance to provide the items and/or services, at the prices quoted, in accordance with all requirements and specifications contained herein and the Terms and Conditions Request for Proposal (Revised 01/03/06). The offeror further agrees that the language of this RFP shall govern in the event of a conflict with his/her proposal. The offeror further agrees that upon receipt of an authorized purchase order from the Division of Purchasing and Materials Management or when a Notice of Award is signed and issued by an authorized official of the State of Missouri, a binding contract shall exist between the offeror and the State of Missouri.

SIGNATURE REQUIRED
LEGAL NAME OF ENTITY/INDIVIDUAL
MAILING ADDRESS
CITY, STATE, ZIP CODE
CONTACT PERSON	EMAIL ADDRESS
PHONE NUMBER	FAX NUMBER
TAXPAYER ID NUMBER (TIN)	TAXPAYER ID (TIN) TYPE (CHECK ONE) ___ FEIN ___ SSN	VENDOR NUMBER (IF KNOWN)
VENDOR TYPE (CHECK ONE) ___ Corporation ___ Individual ___ State/Local Government ___ Partnership ___ Sole Proprietor ___Other ________________
AUTHORIZED SIGNATURE	DATE
PRINTED NAME	TITLE

1.	INTRODUCTION AND GENERAL INFORMATION

1.1	Introduction:

1.1.1
This document constitutes a request for competitive, sealed proposals from the health plan provider community for becoming providers in the Missouri managed care program, hereinafter referred to as "MC+ managed care" in the following regions of the State of Missouri:

a.	Central Region: Audrain, Boone, Callaway, Camden, Chariton, Cole, Cooper, Gasconade, Howard, Miller, Moniteau, Monroe, Montgomery, Morgan, Osage, Pettis, Randolph, and Saline counties.

b.	Eastern Region: Franklin, Jefferson, Lincoln, St. Charles, St. Francois, Ste. Genevieve, St. Louis, Warren, and Washington counties and St. Louis City.

c.	Western Region: Cass, Clay, Henry, Jackson, Johnson, Lafayette, Platte, Ray, and St. Clair counties.

1.1.2	Organization - This document, referred to as a Request for Proposal (RFP), is divided into the following parts:

1)	Introduction and General Information
2)	Performance Requirements
3)	General Contractual Requirements
4)	Proposal Submission Information
5)
Pricing Pages: The Pricing Pages are a separate link that must be downloaded from the Division of Purchasing and Materials Management’s Internet web site at: . It shall be the sole responsibility of the offeror to obtain the Pricing Pages. If the pricing page(s) are not downloaded and included with the response, the response could be determined to be non-responsive and eliminated from consideration for award.

6)	Exhibits A - B
7)	Terms and Conditions
8)
Attachments 1 - 14: The offeror is advised that attachments exist to this document which provide additional information and instruction. These attachments are separate links that must be downloaded from the Division of Purchasing and Materials Management’s Internet web site at: . It shall be the sole responsibility of the offeror to obtain each of the attachments. The offeror shall not be relieved of any responsibility for performance under the contract due to the failure of the offeror to obtain a copy of the attachments.

1.2	Pre-Proposal Conference and MC+ Managed Care Quality Assessment and Improvement Advisory Groups Meeting:

1.2.1
A pre-proposal conference regarding this Request for Proposal will be held on January 24, 2006, at 10:00 a.m. in the Interpretive Center of the James C. Kirkpatrick State Information Center, 600 West Main Street, Jefferson City, Missouri.

1.2.2
The MC+ Managed Care Quality Assessment and Improvement Advisory Groups quarterly meeting is scheduled for January 25, 2006 at 10:30 a.m. in room 202 of the Howerton Court Building, 615 Howerton Court, Jefferson City, Missouri. During the meeting, portions of the RFP will be discussed; specifically section 2.28.2 Adjustments for Performance Based on HEDIS Performance Ratings and the Quality Strategy, Attachment 6.

1.2.3
All potential offerors are encouraged to attend this conference and the MC+ Managed Care Quality Assessment and Improvement Advisory Groups quarterly meeting in order to ask questions and provide comments on the RFP. Attendance is not required in order to submit a response; however, offerors are encouraged to attend since information relating to this RFP will be discussed in detail. The offeror should bring a copy of the RFP to the pre-proposal conference since it will be used as the agenda for the pre-proposal conference . The offeror should also bring a copy of the RFP to the MC+ Managed Care Quality Assessment and Improvement Advisory Groups quarterly meeting.

1.2.4
Offerors may submit questions regarding the RFP prior to the Pre-Proposal Conference to allow time for the State of Missouri to prepare answers. However, the offeror should restate each question for verbal response during the Pre-Proposal Conference and/or MC+ Managed Care Quality Assessment and Improvement Advisory Groups quarterly meeting. Only those questions/answers which necessitate changes to the RFP will be included in an amendment, if any.

1.2.5
Offerors are strongly encouraged to advise the Division of Purchasing and Materials Management within five (5) working days of the scheduled pre-proposal conference and/or MC+ Managed Care Quality Assessment and Improvement Advisory Groups quarterly meeting of any special accommodations needed for disabled personnel who will be attending the conference and/or meeting so that these accommodations can be made.

1.3	Available Documentation and Offeror's Contact:

1.3.1
The offeror may request a copy of any of the following documents by contacting Julie Kleffner at the Division of Purchasing and Materials Management. Requests for copies may be sent to Ms. Kleffner via fax at 573-526-9817, or emailed to Julie.Kleffner@oa.mo.gov, or mailed to the Division of Purchasing and Materials Management, P.O. Box 809, Jefferson City, MO 65102.

a.	Overview - Division of Medical Services. Available via the Internet at the Division of Medical Services’ website: (Look under Missouri Medicaid Description and Missouri Medicaid History).
Paragraph 1.3.1 b .revised by Amendment #002
b.	Quality Improvement System for Managed Care (QISMC)
Paragraph 1.3.1 c .revised by Amendment #001
c.	Health Plan Record Layout Manual - available electronically at website www.emomed.com (Look under Provider, Electronic Billing Layout, System Manuals, Health Plan Layout Manual)

d.	Medicaid Fee-for-Service Pricing File available electronically at the Division of Medical Service’ website:

e.	Division of Medical Services MC+ Managed Care Policy Statements

f.	Missouri’s 1115 Waiver Amendment

g.	EPSDT Screening Codes and Reporting Methodology

h.	Historical Enrollment Data
Paragraph 1.3.1 i(MRDD Waiver Services) deleted by Amendment #001 and all other paragraphs renumbered accordingly
i.	Description of Member Satisfaction Survey Data Reporting

j.	Hospital Per Diem Rates

k.	Federal regulations regarding home health agencies are available via the Internet at http://www.gpoaccess.gov/cfr/retrieve.html (42 CFR 484, Subpart A, B, C and 42 CFR 441.15).

Paragraph 1.3.1 l. revised by Amendment #001
l.	Guidelines for Addressing Fraud and Abuse in managed Care", is available via the internet at

m.	Jackson County Consent Decree and Operational Guide
Paragraphs1.3.1 n. and o. inserted by Amendment #001
n.	Mercer presentation from the January 24, 2006 Pre-proposal Conference

o.	Criteria for Post-Payment Review of Specialty Pediatric Hospital Discharges.

1.3.2
All possible efforts have been made to ensure that the information provided in these relevant documents is complete and current. However, the offeror shall not assume that such information is indeed complete or current.

1.4	Questions:

1.4.1
All questions regarding this Request for Proposal and/or the competitive procurement process must be directed to Julie Kleffner at the Division of Purchasing and Materials Management. Questions may be faxed to Julie Kleffner at 573-526-9817, or emailed to Julie.Kleffner@oa.mo.gov, or mailed to the Division of Purchasing and Materials Management, P.O. Box 809, Jefferson City, MO 65102. All questions should be submitted three weeks prior to the proposal receipt date specified on Page 1.

1.5	Description of Missouri MC+ Managed Care Program:

1.5.1
Effective July 1, 2006, the State of Missouri will continue a health care delivery program in Audrain, Boone, Callaway, Camden, Cass, Chariton, Clay, Cole, Cooper, Franklin, Gasconade, Henry, Howard, Jackson, Jefferson, Johnson, Lafayette, Lincoln, Miller, Moniteau, Monroe, Montgomery, Morgan, Osage, Pettis, Platte, Randolph, Ray, Saline, St. Charles, St. Clair, St. Francois, Ste. Genevieve, St. Louis, Warren, and Washington counties and St. Louis City to serve MC+ managed care eligibles meeting specified eligibility criteria. The goal is to improve the accessibility and quality of health care services for Missouri's MC+ managed care and State aid eligible populations, while controlling the program's rate of cost increase.

a.
The Missouri Department of Social Services, Division of Medical Services intends to achieve this goal by enrolling MC+ managed care eligibles in comprehensive, qualified health plans that contract with the State of Missouri to provide a specified scope of benefits to each enrolled member in return for a capitated payment made on a per member, per month basis.

1.5.2
The health care delivery program was designed through a collaborative process that included feedback from providers, consumers, health plans, communities, the State of Missouri government agencies, and the Centers for Medicare and Medicaid Services (CMS) (formerly the Health Care Financing Administration).

1.5.3	The Missouri Department of Social Services, Division of Medical Services has identified eight (8) guiding principles for Missouri’s Medicaid Program as follows:

1)	All recipients must have a medical home.
2)	Attention to wellness of the individual (i.e. education).
3)	Chronic care management.
4)	Care management - (resources focused towards people receiving the services they need, not necessarily because the service is available).
5)	Appropriate setting at the right cost.
6)	Emphasis on the individual person.
7)	Evidenced based guidelines for improved quality care and use of resources.
8)	Encourage responsibility and investment on the part of the recipient to ensure wellness.

1.6	Program Management and Oversight:

1.6.1
In the State of Missouri, the Department of Social Services, Division of Medical Services is officially designated with administration of the medical assistance and federal Medicaid (Title XIX and Title XXI) programs. In addition to Division of Medical Services’ oversight, CMS also monitors MC+ managed care activities through its Regional Office in Kansas City, Missouri and its Center for Medicaid and State Operations, Division of Integrated Health Systems in Baltimore, Maryland.

1.7	Missouri MC+ Managed Care Program Eligibility Groups:

1.7.1
For purposes of this Request for Proposal, the MC+ managed care population consists of different eligibility groups which have been combined for the purpose of rate setting. The qualifications for the program are based on a combination of factors, including family composition, income level, insurance status, or pregnancy status depending on the eligibility group in question. The eligibility groups and their current estimated sizes are described below and summarized in Attachment 1.

a.	Eligibility of Parents/Caretakers, Children, Pregnant Women, and Refugees: Individuals covered under MC+ managed care within this group are as follows:

1)	Parents/Caretakers and Children eligible under Medical Assistance for Families, and Transitional Medical Assistance.

2)	Children eligible under MC+ for Poverty Level Children.

3)	Women eligible under Medical Assistance for Pregnant Women and 60 days post-partum.

4)	Individuals eligible under Recipients of Refugee Medical Assistance.

5)	Individuals eligible under the above groups and are MRDD Waiver participants.

6)	Those that are eligible are defined by their MC+ Medical Eligibility (ME) Codes as Specified in Attachment 1.

b.
Eligibility of Other MC+ Children In the Care and Custody of the State and Receiving Adoption Subsidy Assistance: All children in the care and custody of the Department of Social Services; all children placed in a not-for-profit residential group home by a juvenile court; all children receiving adoption subsidy assistance; and all children receiving non-medical assistance (i.e., living expenses) that are in the legal custody of the Department of Social Services shall remain the responsibility of the Department of Social Services. Those that are eligible are defined by their MC+ Medical Eligibility code as specified in Attachment 1.

c.
1115 Demonstration Waiver: Missouri submitted an amendment to its pending 1115 demonstration waiver on August 26, 1997. The amendment is to Missouri’s 1115 demonstration waiver that was submitted on June 30, 1994. The 1115 demonstration waiver as amended was approved April 28, 1998. The waiver amendment continues Missouri’s commitment to improving medical care to low income children and supports families moving from welfare into jobs.

1)
Uninsured Children Below 200 Percent Under Title XIX, Coordinated with Title XXI Funding: Uninsured children with net family income up to 200 percent of the federal poverty level (300 percent gross income) are covered under an MC+ expansion. The MC+ expansion will occur under a Title XIX 1115 waiver. Children will include individuals birth through age 18. No new eligibles will be excluded because of pre-existing illness or condition. "Uninsured Children" are persons up to nineteen years of age who have not had access to employer-subsidized health care insurance or other health care coverage for six (6) months prior to application, are residents of the State of Missouri, and have parents or guardians who meet the following requirements:

•	Furnish to the Department of Social Services the uninsured child’s social security number or numbers, if the uninsured child has more than one such number;

•
Cooperate with the Department of Social Services in identifying and providing information to assist the Division of Medical Services in pursuing any third-party health insurance carrier who may be liable to pay for health care;

•	Cooperate with the Department of Social Services, Family Support Division in establishing paternity and in obtaining support payments, including medical support;

•
Demonstrate, upon request, their child’s participation in wellness programs including immunizations and a periodic physical examination. (This shall not apply to any child whose parent or legal guardian objects in writing to such wellness programs including immunizations and an annual physical examination because of religious beliefs or medical contraindications);

•	Demonstrate annually that their total net worth does not exceed two hundred fifty thousand dollars in total value; and

•
There will be protections against dropping or foregoing private coverage, including a six (6) month waiting period and insurance availability screens through the Division of Medical Services’ Health Insurance Premium Payment (HIPP) program.

➢
Any child identified as having special health care needs defined as a condition which left untreated would result in the death or serious physical injury of a child, that does not have access to affordable employer-subsidized health care insurance will be exempt from the requirement to be without health care coverage for six months in order to be eligible for services.

➢	A child shall not be subject to the 30-day waiting period as long as the child meets all other qualifications for eligibility.

d.	MC+ managed care eligibles in the above specified eligibility groups may voluntarily disenroll from the MC+ Managed Care Program or choose not to enroll in the MC+ Managed Care Program if they:

1)	Are eligible for Supplemental Security Income (SSI) under Title XVI of the Social Security Act;

2)	Are described in Section 501(a)(1)(D) of the Social Security Act;

3)	Are described in Section 1902(e)(3) of the Social Security Act;

4)	Are receiving foster care or adoption assistance under part E of Title IV of the Social Security Act;

5)	Are in foster care or otherwise in out-of-home placement; or

6)	Meet the SSI disability definition as determined by the Department of Social Services.

1.7.2
Not Covered Under the MC+ Managed Care Program: The following individuals are not covered under the MC+ Managed Care Program and receive their services through the Medicaid/MC+ fee-for-service program:

a.
Permanently and Totally Disabled individuals eligible under ME Codes 04 (Permanently and Totally Disabled), 13 (Medical Assistance-PTD), 16 (Nursing Care-PTD), and 11 (Medical Assistance (MA) Spenddown and Non-Spenddown, Old Age Assistance (OAA)).

b.
Individuals eligible under ME Code 14 (Nursing Care-OAA) residing in a nursing home and receiving cash to apply toward their nursing home costs or a vendor payment directly to a nursing home for their care through the Medicaid program.

c.	Individuals eligible under ME Codes 23 and 41 (MA ICF-MR Poverty) residing in a State Mental Institution or an Intermediate Care Facility for the Mentally Retarded (ICF/MR).

d.	Individuals eligible under ME Codes 28, 49, and 67 (Children placed in foster homes or residential care by the Department of Mental Health).

e.	Pregnant women eligible under ME Code 58 and 59, the Presumptive Eligibility Program for ambulatory prenatal care only.

f.	Individuals eligible under ME Codes 2, 3, 12, and 15 (Aid to the Blind and Blind Pension).

g.	AIDS Waiver participants (individuals twenty-one (21) years of age and over).

h.	Any individual eligible and receiving either or both Medicare Part A and Part B benefits.

i.	Individuals eligible under ME Codes 33 and 34 (MO Children with Developmental Disabilities Waiver).

j.	Individuals eligible under ME Code 55 (Qualified Medicare Beneficiary - QMB).

k.	Children eligible under ME Code 65, placed in residential care by their parents, if eligible for MC+/Medicaid on the date of placement.

l.
Uninsured women losing their MC+ eligibility 60 days after the birth of their child would be eligible under ME Code 80 for women’s health services for one year plus 60 days, regardless of income level. This population will obtain their services through the MC+ fee-for-service program.

m.	Individuals with ME code 81 (Temporary Assignment Category).

n.	Women eligible under ME codes 83 and 84 (Breast and Cervical Cancer Treatment).

o.	Individuals eligible under ME code 87 (Presumptive Eligibility for Children).

p.	Individuals eligible under ME code 88 (Voluntary Placement).

Paragraph1.7.2 q. inserted by Amendment #001
q.	Individuals eligible under ME code 82 (MoRx)

1.7.3
Where economically cost effective, the Division of Medical Services will use the Division of Medical Services’ HIPP program to obtain available coverage through available commercial insurance. Those services included in the comprehensive benefit packages described herein, but not included in the commercial insurance service package, may be obtained through MC+ managed care or fee-for-service as appropriate.

1.8	Information:

1.8.1
Although an attempt has been made to provide accurate and up-to-date information, the State of Missouri does not warrant or represent that the background information provided herein reflects all relationships or existing conditions related to this Request for Proposal.

1.8.2
The State of Missouri has previously contracted for these services through C302226001 through C302226004 for the Eastern and Central Regions and through C303182001 through C303182004 for the Western Region. These contracts expire on June 30, 2006. A copy of the contracts can be viewed and printed from the Division of Purchasing and Materials Management’s Public Record Search and Retrieval System located on the Internet at: . In addition, all proposal and evaluation documentation leading to the award of the expiring contracts may also be viewed and printed from the Division of Purchasing and Materials Management’s Public Record Search and Retrieval System. Please reference the Bid number B3Z02226 and B3Z03182 or any of the contract numbers when searching for these documents.

Harmony Health Plan has read and understands the information and requirements set forth in RFP B3Z06118 Section 1.0 and all paragraphs and subparagraphs contained in 1.0 through 1.8.2.

B3Z06118  Page

2.	CONTRACTUAL REQUIREMENTS

2.1.1
The contractor (hereinafter referred to as the "health plan") shall provide a managed care medical service delivery system for the Department of Social Services, Division of Medical Services (hereinafter referred to as the "state agency"), located in the State of Missouri pursuant to the requirements contained herein.

Harmony Health Plan of Illinois, Inc. d/b/a Harmony Health Plan of Missouri ("Harmony") is a wholly owned subsidiary of WellCare Health Plans, Inc. (“WHP”), a holding company serving the needs of over 950,000 members who participate in government-sponsored health programs in Florida, Illinois, Indiana, New York, Connecticut, Louisiana, and Georgia (effective April 2006).  Harmony, is the Missouri company in the WellCare family of companies, having submitted its application for H.M.O licensure to the Missouri Department of Insurance on January 17, 2006.

Harmony currently manages over 174,000 Medicaid and Medicare members in Illinois and Indiana.  Harmony began providing Medicaid managed care services in 1997.  WellCare also manages over 690,000 Medicaid managed care members in Florida, New York, and Connecticut.  The Company began providing Medicaid managed care service in 1993.

In addition, WellCare manages nearly 100,000 State Child Health Insurance Program (“SCHIP”) members in Florida, New York, and Connecticut.  These programs began in 2000. In general, the Company has extensive experience managing health service delivery to Medicaid managed care enrollees as well as to Medicare + Choice enrollees. Between its Medicaid and Medicare programs, WellCare’s full risk revenues are over one billion dollars annually.

WellCare is an integrated provider of managed care services targeted exclusively to government-sponsored healthcare programs, including Medicare, Medicaid and State Children’s Health Programs, or SCHIP. We have centralized core functions, such as claims processing and medical management, combined with marketing and provider outreach tailored to the local markets we serve. This integrated strategy allows us to provide high quality, affordable healthcare services to our members while maintaining effective partnerships with our providers and our regulators. We believe that our integrated approach to the delivery of managed care services will allow us to effectively grow our business. Because our organization is an integrated provider of managed care services, the organization will from this point be referred in the narrative as Harmony and separated only where there is a clear distinction needed between both entities.

Harmony’s key administrative functions are located in it’s Southern Illinois offices in Belleville, Illinois.  These functions include: Provider Relations, Provider Contracting, Community Outreach and Marketing. Harmony is headed locally by Tina Gallagher, Executive Director - Missouri. Ms. Gallagher reports directly to Harmony’s President, Keith Kudla, who reports to WellCare's CEO, Todd Farha.

Other key operational functions including: Finance, IT, Legal, Corporate Compliance, Enrollment, Member Services, Grievance and Appeals, Regulatory Affairs and Claims Adjudication are provided out of WellCare (Tampa, Florida). Medical Direction, Health Care Services and Customer Service will be handled by Harmony’s regional headquarters in Chicago, Illinois. Each of these functions has gone through successful CMS and State review. Upon contract award, Harmony will explore the opportunity to open an office in Missouri.

Our management team has extensive experience operating managed care plans. Our senior executives have many years of combined experience in the healthcare industry, including healthcare plans such as Aetna, Cigna, Humana and Oxford, among others. Our management team is focused on process and data analytics, which has enabled us to create a culture that emphasizes effective execution of our business plans and analysis of results. Members of our medical management team are board certified in a variety of healthcare disciplines, allowing us to effectively manage a broad range of healthcare issues. We believe that our management’s experience brings a professional, disciplined approach to the operation of government-sponsored healthcare plans, resulting in increased operational efficiencies.

2.1.2	Prior to performing services in each of the counties, the health plan shall:

a.	Have and maintain a certificate of authority from the Department of Insurance to establish and operate a health maintenance organization in all the counties specified herein;

b.	Understand that federal approval is required prior to commitment of the federal financing share of funds under the contract;

c.
Participate in readiness reviews. If the health plan is new to the MC+ managed care program, the state agency shall conduct on-site readiness reviews of the health plan in order to document the status of the health plan with respect to meeting the program requirements outlined herein. If the health plan has an established relationship with the state agency, the state agency shall conduct off-site reviews of the health plan in order to document the status of the health plan with respect to meeting any new program requirements; and

d.
Submit to the state agency all policies and procedures that require prior approval listed in Attachment 12. The health plan must submit all modifications, additions, or deletions to such policies and procedures to the state agency at least thirty (30) days prior to implementation. The health plan must operate in accordance with such policies and procedures. The health plan must incorporate and implement any revisions identified by the state agency to the health plan’s policies and procedures within the time frame specified by the state agency. All other policies and procedures required herein shall be submitted to the state agency on request.

Harmony Health Plan understands and acknowledges the requirements set forth in RFP B3Z06118 paragraph 2.1.2 and subparagraph a-d. Harmony has filed all documentation for licensure with the Missouri Department of Insurance as of January 17, 2006 (see Proof of Filing document in Appendix Binder, Tab 2).

2.1.3
The health plan awarded a contract for the Eastern region shall provide services to individuals determined eligible by the state agency for the Missouri MC+ Managed Care Program in all of the following ten areas in the State of Missouri:

a.	Franklin County
b.	Jefferson County
c.	Lincoln County
d.	St. Charles County
e.	St. Francois County
f.	Ste. Genevieve County
g.	St. Louis County
h.	Warren County
i.	Washington County
j.	St. Louis City

Harmony Health Plan understands and acknowledges the requirements set forth in RFP B3Z06118 paragraph 2.1.3 and subparagraph a-j.

2.1.4
The health plan awarded a contract for the Central region shall provide services to individuals determined eligible by the state agency for the Missouri MC+ Managed Care Program in all of the following eighteen areas in the State of Missouri:

a.	Audrain County
b.	Boone County
c.	Callaway County
d.	Camden County
e.	Chariton County
f.	Cole County
g.	Cooper County
h.	Gasconade County
i.	Howard County
j.	Miller County
k.	Moniteau County
l.	Monroe County
m.	Montgomery County
n.	Morgan County
o.	Osage County
p.	Pettis County
q.	Randolph County
r.	Saline County

Harmony Health Plan is not applying for contract award in the Central region.

2.1.5
The health plan awarded a contract for the Western region shall provide services to individuals determined eligible by the state agency for the Missouri MC+ Managed Care Program in all of the following nine areas in the State of Missouri:

a.	Cass County
b.	Clay County
c.	Henry County
d.	Jackson County
e.	Johnson County
f.	Lafayette County
g.	Platte County
h.	Ray County
i.	St. Clair County

Harmony Health Plan is not applying for contract award in the Western region.

2.2	Health Plan Administration:

2.2.1
The health plan shall have in place sufficient administrative staff and organizational structure to comply with all requirements described herein. The health plan must be staffed by qualified persons in numbers appropriate to the health plan's size of enrollment. At a minimum, the health plan must provide the following staff to perform the responsibilities listed. Unless otherwise specified, the health plan may combine or split the listed responsibilities among the health plan’s staff as long as the health plan demonstrates that the responsibilities are being met. Similarly, the health plan may contract with a third party (subcontractor) to perform one or more of these responsibilities.

a.	A full time Medicaid Plan Administrator with clear authority over the general administration and implementation of the requirements set forth herein.

b.	Clerical and support staff to ensure appropriate functioning of the health plan's operation.

c.
A Medical Director who shall be a Missouri-licensed physician. The Medical Director shall be actively involved in all major clinical and quality program components of the health plan. The Medical Director shall devote sufficient time to the health plan to ensure timely medical decisions, including after hours consultation as needed. The Medical Director shall be responsible for the sufficiency and supervision of the health plan provider network. The Medical Director shall ensure compliance with State and local reporting laws on communicable diseases, child abuse, neglect, etc.

d.	A Dental Consultant who shall be a Missouri-licensed dentist. The Dental Consultant shall devote sufficient time to the health plan to ensure timely dental decisions and claim review.

e.	A full-time Chief Financial Officer to oversee the budget and accounting systems implemented by the health plan.

f.	A Quality Assessment and Improvement and Utilization Management Coordinator who shall be a Missouri-licensed registered nurse, nurse practitioner, or physician.

g.
A Special Programs Coordinator who shall be a Missouri-licensed social worker, registered nurse including advanced practice nurse, physician, or physician's assistant; or have a Master's degree in health services, public health, or health care administration. In addition, the Special Programs Coordinator should be familiar with the variety of services available through the Missouri human services agencies that interface with health care. The duties of the Special Programs Coordinator shall include care coordination with all stakeholders and providers involved in the care of members. These stakeholders and providers may include, but not be limited to, the state agency, the Department of Health and Senior Services, local public health agencies, the Department of Mental Health, the Department of Elementary and Secondary Education, the Family Support Division, Children’s Division, hospitals, the judicial system, schools, and Community Mental Health Centers. The Special Programs Coordinator shall provide timely and comprehensive facilitation of the identification of medically necessary services and implementation of such when included in a member's Individualized Education Program/Individual Family Service Plan. The Special Programs Coordinator is the point of contact for members, their representatives, providers, the state agencies, and local public health agencies.

h.	A Mental Health Coordinator shall be a qualified mental health professional as specified herein and possess, at a minimum, a master’s degree.

i.
Prior authorization staff shall be available to authorize services twenty-four (24) hours per day, seven (7) days per week. This staff shall be directly supervised by a Missouri-licensed registered nurse, physician, or physician's assistant. Prior approval functions for mental health services shall be performed by a qualified mental health professional.

j.
Inpatient certification review staff shall conduct inpatient initial, concurrent, and retrospective reviews. The review staff shall consist of registered nurses, physicians, physician's assistants, or licensed practical nurses experienced in inpatient reviews and under the direct supervision of a registered nurse, physician, or physician's assistant.

k.
Member services staff shall coordinate communications with members and act as member advocates. The health plan shall provide sufficient member services staff to enable members to receive prompt resolution to their problems or inquiries.

l.
Provider services staff shall coordinate communications between the health plan and providers. The health plan shall provide sufficient provider services staff to enable providers to receive prompt resolution to their problems or inquiries.

m.	A Complaint, Grievance, and Appeal Coordinator shall manage and adjudicate member and provider complaints, grievances, and appeals in a timely manner.

n.	Claims Administrator/Management Information System (MIS) Director.

o.	Compliance Officer.

Harmony Health Plan understands and will comply with the requirements set forth in RFP B3Z06118 paragraph 2.2.1 and subparagraphs a - o. Please refer to Harmony’s Key Management Staffing Table, Position Descriptions and Resumes located in Appendix Binder, Tab 3.

2.2.2
The health plan shall inform the state agency in writing within seven (7) calendar days of staffing changes in the following key positions. The health plan shall fill vacancies in any of these key positions with permanent qualified replacements within ninety (90) calendar days of the departure of the former staff member.

a.	Medicaid Plan Administrator

b.	Medical Director

c.	Quality Assessment and Improvement and Utilization Management Coordinator

d.	Special Programs Coordinator

e.	Mental Health Coordinator

f.	Chief Financial Officer

Harmony Health Plan understands and will comply with the requirements set forth in RFP B3Z06118 paragraph 2.2.2.

2.2.3
The health plan shall ensure that all staff have appropriate training, education, experience, liability coverage, and orientation to fulfill the requirements of the positions and have met all appropriate licensure requirements.

Harmony Health Plan understands and will comply with the requirements set forth in RFP B3Z06118 paragraph 2.2.3. In addition Harmony ensures that personnel are currently licensed to perform the services they provide, Harmony conducts background checks on candidates. The company’s intention to review background data is clearly communicated to candidates. Human Resources contracts with and forwards the application data to a third party vendor that verifies the accuracy of certain elements of the candidate’s background.

WellCare provides associates with access to value-added learning through WellCare University.  Curriculum is divided into three categories:  core/fundamental skills (i.e. leadership, regulatory, technology), company and area-specific skills, and corporate citizenship (i.e. values, culture).  Most program facilitation is by certified faculty in a classroom format with the incorporation of computer-based self-study programs an interactive online workshops.

WellCare associates also have access to an online associate resource center (ARC).  ARC is located on the associates' computers and features benefit information for all lines of business, policies and procedures, directories, important phone numbers, authorization and referral guides, workflows, template letters and faxes, and alerts.
2.2.4
The health plan may not knowingly employ as a director, officer, partner, or person with beneficial ownership of more than 5 percent of the health plan’s equity, a person who is debarred, suspended, or otherwise excluded from participating in procurement activities under the Federal Acquisition Regulation or from participating in non-procurement activities under regulations issued pursuant to Executive Order No. 12549 or under guidelines implementing such order; or is an affiliate (as defined in such Act) of such a person. In addition, the health plan may not have an employment, consulting, or other agreement with such a person described above for the provision of items and services that are significant and material to the health plan’s obligations required herein.

Harmony Health Plan understands and acknowledges the requirements set forth in RFP B3Z06118 paragraph 2.2.4. Please refer to the Disclosure Statement located in Appendix Binder, Tab 4.

2.2.5
The health plan shall require each physician providing services to members to have a unique identifier in accordance with the system established under section 1173(b) of the Health Insurance Portability and Accountability Act of 1996.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.2.5. Harmony employs the Diamond 950 system as the core transaction processing system for the maintenance of provider, member, benefit, and contract information. This top-tier commercial system supports our core transaction processing functions. Operating on Sun hardware and an Oracle database, Diamond is designed to be scalable to accommodate internal growth and growth from acquisitions.

2.2.6
Non-Discrimination in Hiring and Provision of Services: The health plan shall ensure that all federal and state laws, as amended, and policies of non-discrimination in hiring and the provision of services are strictly enforced. The health plan shall comply with Title VI of the Civil Rights Act of 1964, as amended; the Rehabilitation Act of 1973, as amended; Title IX of the Education Amendments of 1972, as amended; the Age Discrimination Act of 1975, as amended; and the American Disabilities Act of 1990, as amended.

a.	The health plan shall incorporate in its policies, administration, and delivery of services the values of:

1)	Honoring member's beliefs;

2)	Being sensitive to cultural diversity; and

3)	Fostering in staff and providers attitudes and interpersonal communication styles which respect the member’s cultural backgrounds.

b.	The health plan shall have specific policy statements on minority inclusion and non-discrimination and procedures to communicate the policy statements and procedures to subcontractors.

c.
The health plan shall not discriminate in regard to the participation, reimbursement, or indemnification of any provider who is acting within the scope of his or her license or certification under applicable State law, solely on the basis of that license or certification. If a health plan declines to include individual or groups of providers in its network, it must give the affected providers written notice of the reason for its decision. The health plan’s provider selection policies and procedures cannot discriminate against particular providers that serve high risk populations or specialize in conditions that require costly treatment. This section may not be construed to:

1)	Require the health plan to contract with providers beyond the number necessary to meet the needs of its members;

2)	Preclude the health plan from using different reimbursement amounts for different specialties or for different practitioners in the same specialty; or

3)	Preclude the health plan from establishing measures that are designed to maintain quality of services, control costs, and are consistent with its responsibilities to members.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.2.6 and subparagraphs a-c.

2.3	Health Plan Provider Networks:

2.3.1
The health plan shall establish and maintain health plan provider networks in geographically accessible locations, in accordance with the travel distance standards specified herein, comprised of hospitals, physicians, advanced practice nurses, mental health providers, substance abuse providers, pharmacies, dentists, emergent and non-emergent transportation services, etc., with sufficient capacity to make available all services in accordance with the service accessibility standards specified herein. In order to maintain geographically accessible locations, the health plan should look to providers in contiguous and other counties for full development of the network.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.3.1. Harmony has established contractual relationships with providers in each of the nine eastern region counties and St. Louis City. Though the network is sufficient by all requirements put forth by state of MO, Division of Insurance, regarding primary care providers and hospitals, Harmony will continue to identify areas for continued growth based upon the Plan’s review of the network under the following metrics:

a. Eligibles to specialist ratio vs. our target membership to specialist  ratio
b. Distance/drive time showing all-sufficient
c. Referral patterns of the PCPs

Harmony has included it’s provider network for review (see Provider Network Table document in Appendix Binder, Tab 5).

Harmony has processes to support monitoring of provider access to members for availability 24 hours a day, 7 days a week. Harmony actively recruits nurse practioners for inclusion in the provider network. Mental health and substance abuse providers, as well as dental, pharmacies, emergent and non-emergent transportation providers meet the standards as put forth by the state of MO, Division of Insurance.

2.3.2
Primary Care Provider Responsibilities: The health plan shall have written policies and procedures for linking every member to a primary care provider. The primary care provider must serve as the member's initial and most important contact. As such, primary care provider responsibilities must include at a minimum:

a.	Maintaining continuity of each member's health care.

b.	Making referrals for specialty care and other medically necessary services to both in-network and out-of-network providers.

c.
Maintaining a comprehensive current medical record for the member, including documentation of all services provided to the member by the primary care provider, as well as any specialty or referral services, diagnostic reports, physical and mental health screens, etc.

d.
Although primary care providers are responsible for the above activities, the health plan must monitor the primary care providers’ actions for compliance with health plan and MC+ Managed Care Program policies.

e.
Primary care providers may have formalized relationships with other primary care providers to see their members for after hours care, during certain days, for certain services, or other reasons to extend their practice. However, the primary care provider shall be ultimately responsible for the above listed activities.

Harmony Health Plan understands and will adhere to the requirements for Primary Care Providers set forth in RFP B3Z06118 paragraph 2.3.2 and subparagraphs a - e. Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Item 1 for Mandatory Assignment Process Policy and Procedure.  This policy and procedure may be updated from time to time, but shall remain compliant with DSS standards.

2.3.3
Eligible Specialties: The health plan shall limit its primary care providers to licensed residents specializing in family and general practice, pediatrics, obstetrics and gynecology (OB/GYN), and internal medicine; registered nurses who are advanced practice nurses with specialties in family practice, pediatric practice, and OB/GYN practice; and licensed physicians in the following specialties: family and general practitioners, pediatricians, OB/GYN, and internists.

a.	To the maximum extent possible, the health plan should include all of these specialties in its health plan provider network.

Harmony Health Plan understands and will adhere to the requirements for eligible specialties set forth in RFP B3Z06118 paragraph 2.3.3. and subparagraph a.

2.3.4
Primary Care Provider Teams and Primary Care Clinics: The responsibilities of a primary care provider team and a primary care clinic shall be the same as the responsibilities listed herein for primary care providers.

a.
If the health plan provider network includes institutions with teaching programs, primary care provider teams, comprised of residents and a supervising faculty physician, may serve as a primary care provider. In addition, the health plan should establish primary care provider teams that include advanced practice nurses or physician assistants as recognized by the Board of Healing Arts who, at the member's discretion, may serve as the point of first contact for the member. In both instances, the health plan shall organize its primary care provider teams so as to ensure continuity of care to members and identify a "lead physician" within the team for each member. The "lead physician" must be an attending physician and not a resident.

b.
The health plan may also elect to make available clinics to serve as primary care providers. The primary care clinic must provide the range of services required of all primary care providers. A centralized medical record shall be maintained on each member enrolled with the primary care clinic.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.3.4. Harmony supports this requirement by allowing members to choose primary care provider teams and primary care clinics as their initial point of entry into the system.  Primary care provider teams and primary care clinics are held to the same standards as any participating primary care provider within Harmony’s network of providers.

2.3.5
The health plan shall offer its members freedom of choice in selecting a primary care provider. The number of members assigned to a primary care provider shall be decreased by the health plan if necessary to maintain the appointment availability standards. To the degree possible, these shifts should occur prospectively (before care has been initiated) and the health plan should take steps to minimize the need for such shifts.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.3.5. Members have the right to choose their Primary Care Provider and may contact Customer Service to do so.

Contracted Providers are encouraged to be available and accessible to Members in accordance with federal, state and accrediting body guidelines. Harmony’s Provider Operations department coordinates an annual audit of accessibility and availability standards and the identification of corrective actions for areas where improvement is needed. Telephone audits are performed on an annual basis to monitor timeliness of appointment scheduling and wait times. GEO Access reports are reviewed and reported on a semi-annual basis to monitor network adequacy.

Results and Corrective Actions related to these audits are presented and reviewed by the Medical Advisory Committee which then reports into the Quality Improvement Committee. Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Item 2 for Availability of Service Policy and Procedure.  This policy and procedure may be updated from time to time, but shall remain compliant with DSS.

2.3.6
The health plan shall include a mix of mental health and substance abuse providers with experience in treating children, adolescents, and adults in the health plan provider network to ensure a broad range of treatment options are available.

a.	To the maximum extent possible, the health plan should include Community Mental Health Centers (CMHC) in the health plan provider network. A listing of CMHC is provided in Attachment 5.

b.
The mental health provider network may include licensed psychiatrists, licensed psychologists, licensed psychiatric advance practice nurses, provisional licensed professional counselors, licensed professional counselors, provisional licensed clinical social workers, licensed clinical social workers, licensed clinical nurse specialists, licensed home health, licensed psychiatric nurse, and state certified mental health or substance abuse program. To be considered adequate, the mental health provider network must, at a minimum, include Qualified Mental Health Professionals (QMHP), Qualified Substance Abuse Professionals (QSAP), licensed psychiatrists, licensed psychologists, licensed psychiatric nurses, licensed professional counselors, licensed clinical social workers, and licensed clinical nurse specialists.

1)	A QMHP shall be one of the following and provide services within their defined scope of practice:

•
A physician, licensed under Missouri state law to practice medicine or osteopathy who has either specialized training in mental health services or one (1) year of experience, under supervision, in treating problems related to mental illness;

•
A psychiatrist, a physician licensed under Missouri state law, who has successfully completed a training program in psychiatry approved by the American Medical Association, the American Osteopathic Association, or other training program identified as equivalent by the state agency;

•	A psychologist licensed under Missouri state law to practice psychology with specialized training in mental health services;

•	A professional counselor licensed under Missouri state law to practice counseling who has specialized training in mental health services;

•	A licensed clinical social worker or a clinical social worker with a Master's Degree in social work from an accredited program who has specialized training in mental health services;

•
A psychiatric nurse, a registered professional nurse, licensed under Missouri state law who has at least two (2) years of experience in a psychiatric setting or a Master's Degree in psychiatric nursing; or

•
An individual possessing a Master's Degree or Doctorate Degree in counseling and guidance, rehabilitation counseling, vocational counseling, psychology, pastoral counseling, family therapy, social work, or a related field, who has successfully completed a practicum or has one (1) year of experience under the supervision of a mental health professional.

2)	A QSAP shall be one of the following and provide services within their defined scope of practice:

•	A counselor, psychologist, clinical social worker, or physician licensed in Missouri who has at least one (1) year of full-time experience in the treatment or rehabilitation of substance abuse;

•
A graduate of an accredited college or university with a Master's Degree in social work, counseling, psychology, psychiatric nursing, or closely related field who has at least two (2) years of full-time experience in the treatment or rehabilitation of substance abuse;

•
A graduate of an accredited college or university with a Bachelor's Degree in social work, counseling, psychology, or closely related field who has at least three (3) years of full-time experience in the treatment or rehabilitation of substance abuse; or

•	An alcohol, drug, or substance abuse counselor certified by the Missouri Substance Abuse Counselors Certification Board, Inc.

Harmony Behavioral understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.3.6. Harmony understands the obligation to include the Missouri Community Mental Health Centers (CMHC) within the managed behavioral health network. Harmony Behavioral Health strives to participate with inpatient and outpatient behavioral health facilities, psychiatric units in medical and surgical facilities, Community Mental Health Centers, and behavioral health providers who display effective and efficient use of members’ benefits and resources. All of the identified Missouri CMHCs will be offered an opportunity to join the Harmony Behavioral Health provider network.

Harmony Behavioral Health’s current behavioral health network includes licensed independent professionals, Community Mental Health Centers, large and small not-for-profit agencies and specialty providers.

Harmony Behavioral Health conducts ongoing network development activities to comply with the contract requirements of the Centers for Medicare and Medicaid Services, the State of Missouri and to meet the changing requirements of the member population. A GeoAccess report is generated quarterly to assess the participating network for Harmony and identify areas requiring attention.

The initial credentialing process for providers joining the Harmony Behavioral Health network ensures a mix of licensed professionals with experience treating various specialty populations, such as children and adolescents and members with co-occurring mental health and substance abuse treatment needs. The Harmony Behavioral Health Quality Improvement program conducts an annual audit of the provider network to ensure that the providers continue to meet the licensing and credentialing standards to participate in the network.

2.3.7
Mental Health and Substance Abuse In-Network Self Referrals: The health plan shall have written policies and procedures that permit members to seek in-network mental health services and substance abuse services without a referral or authorization from the primary care provider. The policies and procedures shall permit members to contact an in-network mental health and substance abuse provider directly and shall provide for the authorization of at least four (4) visits annually without prior authorization requirements. Health plan mental health and substance abuse providers shall complete a health status screen, at the initial point of contact and as part of the re-assessment process for members in treatment. Members with physical health conditions as indicated by the screen shall be referred to their primary care provider for evaluation and treatment of the physical health condition.

Harmony Behavioral understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.3.7.

2.3.8
Physician Specialists: Because of the large number of physician specialties that exist, the health plan is not required to maintain specific member-to-specialist provider ratios. However, the health plan must provide adequate access to physician specialists for primary care provider referrals and employ or contract with physician specialists in sufficient numbers to ensure specialty services can be made available in a timely manner. The health plan shall have protocols for coordinating care between primary care providers and specialists which include the expected response time for consults between primary care providers and specialists.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.3.8. Harmony Health Plans informs specialists during orientation and again in the Provider Manual that expected consultation reports are to be sent to PCP within one day in emergent/urgent situations and within one week for routine consults.

2.3.9
Any Willing Pharmacy Provider: Any pharmacy, licensed without restriction under chapter 338, Revised Statutes of the State of Missouri (RSMo), as amended, and participating as an approved provider in the Missouri Medicaid program, which is qualified under the terms of the health plan and willing to accept the health plan's operating terms including, but not limited to, its schedule of fees, covered expenses, and quality standards, shall be allowed to participate in the health plan. Nothing shall prevent a health plan from instituting reasonable credentialing criteria, requiring fee discounts, or establishing any other reasonable measure designed to maintain quality or control costs.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.3.9.

2.3.10
Federally Qualified Health Centers and Rural Health Clinics: The health plan shall include Federally Qualified Health Centers (FQHCs) and Rural Health Clinics (RHCs) in the health plan provider network, unless the health plan can demonstrate that it has both adequate capacity and an appropriate range of services to provide care for the expected enrollment in the region without contracting with FQHCs or RHCs. (A description of FQHC/RHC services is included in Attachment 2. A listing of FQHCs and RHCs are provided in Attachment 5.) If the health plan is competing against an FQHC or RHC owned health plan, the health plan shall not be required to comply with the previous requirement, although the health plan still must provide the FQHC/RHC services that are within the covered benefits of the MC+ managed care program. The health plan shall have protocols for coordinating care between the primary care provider and the FQHC and RHC provider and indicate the expected response time for consults between the FQHC and RHC and the primary care provider.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.3.10. Harmony has and will continue to establish contractual relationships with FQHC/RHCs in the region.

2.3.11
Family Planning and Sexually Transmitted Disease (STD) Treatment Providers: The health plan should include Title X and sexually transmitted disease treatment providers in the health plan provider network to serve members covered under the comprehensive and extended family planning, women's reproductive health, and sexually transmitted diseases benefit packages. The health plan shall allow for full freedom of choice for the provisions of these services. A listing of Family Planning and STD treatment providers is provided in Attachment 5.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.3.11. Harmony members may seek treatment of family planning services and sexually transmitted disease at these providers without authorization from Harmony, regardless of participation status with Harmony.

2.3.12
Local Public Health Agencies: The health plan should include local public health agencies in the health plan provider network for the public health services described herein or for other services. (A listing of local public health agencies is provided in Attachment 5.) However, in order to ensure care coordination of members seeking services at a local public health agency, the health plan should establish an agreement with local public health agencies describing, at a minimum, care coordination, medical record management, and billing procedures. Requirements for reimbursement for certain services are specified in the Performance Requirements segment regarding public health programs and mandated health plan reimbursements. Attachment 4 lists a number of conditions for which the health plan shall report to or cooperate with local public health agencies. In addition, the health plan may wish to contract with local public health agencies, as defined above, to provide other health plan covered services.

a.
All statutorily mandated disease or condition reporting requirements remain, regardless of the site of the service. The health plan shall provide a list of their contracted laboratories to the Missouri Department of Health and Senior Services by July 1 each year.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.3.12 and subparagraph a. Harmony members may utilize services at a local public health agency regardless of that agency’s participation status with Harmony.

2.3.13
Network Changes: The health plan shall notify the state agency within five (5) business days of first awareness/notification of change to the composition of the health plan provider network or the health care service subcontractors’ provider network that materially affect the health plan’s ability to make available all covered services in a timely manner. The health plan shall have procedures to address changes in the health plan provider network that negatively affect the ability of members to access services, including access to a culturally diverse provider network. Material changes in network composition that negatively affect member access to services may be grounds for contract cancellation or State determined sanctions.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.3.13.

2.3.14
Mainstreaming: The state agency considers mainstreaming of MC+ managed care members into the broader health delivery system to be important. The health plan therefore must ensure that all of the in-network providers accept members for treatment. The health plan also must accept responsibility for ensuring that in-network providers do not intentionally segregate members in any way from other persons receiving services.

a.
To ensure mainstreaming of members, the health plan shall take affirmative action so that members are provided covered services without regard to race, color, creed, sex, religion, age, national origin, ancestry, marital status, sexual preference, health status, income status, program membership, or physical or mental disability, except where medically indicated. Examples of prohibited practices include, but are not limited to, the following:

1)	Denying or not providing to a member any covered service or availability of a facility.

2)
Providing to a member any covered service which is different, or is provided in a different manner, or at a different time from that provided to other members, other public or private patients, or the public at large.

3)	Subjecting a member to segregation or separate treatment in any manner related to the receipt of any covered service.

b.
If the health plan knowingly executes a subcontract with a provider with the intent of allowing or permitting the subcontractor to implement barriers to care (i.e., the terms of the subcontract are more restrictive than the contract), the State shall consider the health plan to have breached the provisions and requirements of the contract. In addition, if the health plan becomes aware of any of its existing subcontractors' failure to comply with this section and does not take action to correct this within thirty (30) calendar days, the State shall consider the health plan to have breached the provisions and requirements of the contract.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.3.14. subsections a-b. Harmony monitors this provision of the contract during on-site visits with participating provider offices by Harmony’s provider relations staff. Harmony’s provider network is contractually bound by inclusion of the following contract language:  “Nondiscrimination. Provider shall render services to Members in the same manner, in accordance with the same standards, and within the same time availability, as to its other patients. Provider shall not refuse to render services to a Member based on the Member’s race, sex, sexual orientation, national origin, religion, health status, benefit plan or source of payment of such Members.”  In addition all Harmony providers agree to provide Covered Services to Enrollees and non-enrollees on an equal basis and not to discriminate between Enrollees and Medicaid Enrollees.

2.3.15	The health plan shall comply with any applicable federal requirements with respect to home health agencies, as amended.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.3.15.

2.3.16
School Based Dental Services: The state agency has reimbursed dental providers for the provision of preventive dental services provided to children in a school setting. These preventive services have included dental exams, prophylaxis, and sealants. The state agency is committed to the continuation of such programs for members enrolled with a health plan. The health plan shall contract and reimburse any licensed dental providers who provide such services in a school setting. The dental providers must be qualified under the terms of the health plan and willing to accept the health plan’s operating terms, including but not limited to, its fee schedule, covered expenses, and quality standards, to be allowed to participate in the health plan provider network. Nothing shall prevent a health plan from instituting reasonable credentialing criteria for school-based dental services or establishing other reasonable measures designed to maintain quality of care or control costs.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.3.16. Harmony has developed a relationship with Bridgeport Dental Services to support all dental requirements of the contract. This includes partnering with all of the school based dental services in the region.

2.3.17
Tertiary Care: Tertiary care is defined as health services provided by highly-specialized providers, such as medical sub-specialists. These services frequently require complex technological and support facilities. The health plan shall provide tertiary care services including trauma centers, burn centers, level III (high risk) nurseries, rehabilitation facilities, and medical sub-specialists available twenty-four (24) hours per day in the region. If the health plan does not have a full range of tertiary care services, the health plan must have a process for providing such services including transfer protocols and arrangements with out-of-network providers.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.3.17.

Harmony will provide tertiary care for Harmony members at Cardinal Glennon Hospital. Harmony has had a contractual relationship with Cardinal Glennon and its specialty care providers since 2000. All services, including the trauma center, burn center, all nursery levels up to Level IV nursery, rehabilitation facilities and medical sub-specialties are available in region and are available 24 hours a day/7 days a week. Additionally, Harmony has a contractual relationship with St. Mary’s Health Center in Richmond Heights for tertiary care OB services. Harmony has transfer protocols and arrangements when required to support members who choose to use an out-of-network provider. Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Item 3 for Authorization and Availability Policy and Procedure.  This policy and procedure may be updated from time to time, but shall remain compliant with DSS standards

2.3.18	Specialty Pediatric Hospitals: The health plan shall include specialty pediatric hospitals as defined in 13 CSR 70-15.010 (2) (P), as amended, in the health plan provider network.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.3.18. Please refer to Harmony’s Provider Network Table included in Appendix Binder, Tab 5.
2.4	Payments to Providers:

The state agency believes that one of the advantages of a managed care system is that it permits the health plan and providers to enter into creative payment arrangements intended to encourage and reward effective utilization management and quality of care. The state agency therefore shall give the health plan and providers as much freedom as possible to negotiate mutually acceptable payment rates and payment time frames. All subcontracts shall contain the time frames for paying in-network providers for covered services. However, regardless of the specific arrangements the health plan makes with providers, the health plan shall make timely payments to both in-network and out-of-network providers, subject to the conditions described below. All disputes between the health plan and in-network and out-of-network providers shall be solely between such providers and the health plan. In the case of any disputes regarding payment for covered services between the health plan and providers, the member shall not be charged for any of the disputed costs. This agreement shall only be overcome by written evidence of an agreement between the provider and the member indicating that the member accepts the status and liabilities of a private pay patient. The health plan shall make it clear to members that all covered services are available to the member at no cost subject to any applicable co-pays. The private pay agreement shall only be for services not included in the comprehensive benefit package.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.4.

Harmony’s Provider Agreements outline the terms by which Harmony will reimburse providers. Harmony shall meet timely payment requirements to both in-network and out-of-network providers. Harmony shall clearly state in various member communications (to include the Member Handbook) that all covered services are available to the member at no cost subject to any applicable co-pays.

2.4.1
Retroactive Eligibility Period: Except for newborns, the health plan shall not be responsible for any payments owed to providers for services rendered prior to a member's enrollment even if they fell within the established period of retroactive eligibility.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.4.1.

2.4.2	Claims Processing Requirements: The claim processing requirements are set forth by RSMo 376.383 and RSMo 376.384, as amended.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.4.2.

WellCare will pay 95% of “clean” claims from unaffiliated providers within thirty (30) days of receipt of the claim. Reports are generated by the claim processing unit to ensure timeliness of the processing of claims (on a first in/first out basis). In addition, Claim Management reports are generated weekly to monitor claims turn around time. If a “clean” claim from an unaffiliated provider is not paid within thirty (30) days of receipt, WellCare will pay interest and penalties in accordance with the rate that is established under any State regulations or statutes.

Interest payments are generated using a proprietary application that accesses WellCare’s core claim payment system. Interest payments are calculated monthly using a 3-step process which includes entering the line of business, claim type, and the time period for which interest is being generated. This application then calculates interest on any claim finalized within the selected time period based on the parameters set forth in the program and creates a batch of checks. The batch of checks and remittance advices are printed and mailed to the provider within 1 business day.

2.4.3	Clean Claims: Clean claim means a claim that can be processed without obtaining additional information from the provider of the service or from a third party.

Harmony Health Plan agrees with the definition of Clean Claims as set forth in RFP B3Z06118 paragraph 2.4.3.

2.4.4
Inappropriate Payment Denials: If the health plan has a pattern of inappropriately denying or delaying payments for services, the health plan may be subject to suspension of new enrollments, withholding in full or in part of capitation payments, contract cancellation, or refusal to contract in a future time period. This applies not only to cases where the state agency has ordered payment after appeal but to cases where no appeal has been made (i.e., the state agency is knowledgeable about the documented abuse from other sources).

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.4.4.

2.4.5	Copayment Requirements and Member Participation in Pharmacy Professional Dispensing Fee:

a.	Copayment requirements do not apply to MC+ Managed Care members.

b.	Member Participation in Pharmacy Professional Dispensing Fee

1)
Unlike traditional copayment requirements, the current Missouri Medicaid Recipient Pharmacy fee requirement is considered a portion of the professional dispensing fee and is not deducted from the reimbursement to providers. Therefore, the member portion of the pharmacy dispensing fee is required to be collected, according to current Medicaid policy, for pharmacy services provided by the health plan. The provider must charge and collect dispensing fees as specified in accordance with section 208.152 RSMo, as amended. Providers shall not deny or reduce services to members solely on the basis of the member’s inability to pay the fee when charged. A member’s inability to pay a required amount as due and charged when a service is delivered, shall in no way extinguish the member’s liability to pay the amount due. Fee responsibility and amounts collectible shall be as follows:

Ingredient Cost for Each Item of Service	Member Participation in Pharmacy Professional Dispensing Fee
$10.00 or Less:	$0.50
$10.01 to $25.00:	$1.00
$25.01 or More:	$2.00

2)	Under current pharmacy dispensing fee policy, all Missouri eligible recipients are subject to the fee requirement when provided covered pharmacy services, with the exception of the following:

•	Beneficiaries under age 19.

•
Services related to Early Periodic Screening, Diagnosis and Treatment (EPSDT): Those drugs which are prescribed and identified as relating to an EPSDT program screening or referral services must be confirmed as such to the dispensing provider through one of the following methods:

➢	The prescribing provider identifies on the prescription that it relates to an EPSDT examination and treatment; or

➢
The prescribing provider verbally states that the prescription relates to an EPSDT examination and treatment in cases of telephone prescribing. This verbal assertion must be included in the dispensing provider’s reduction into writing of the prescription.

•	Institutionalized members residing in a skilled nursing facility, psychiatric hospital, residential care facility, or adult boarding home.

•	Foster Care children.

•	All Medicare/Medicaid crossover claims as primary coverage as afforded by the Medicare program.

•	Those services specifically identified as related to Family Planning services.

•	Emergency services.

•	Services provided to pregnant women which are directly related to the pregnancy or a complication of the pregnancy.

3)
Participation in the health plan provider network shall be limited to providers who accept, as payment in full, the amounts paid by the health plan plus any fee amount required of the member and collected by the provider.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.4.5 and subparagraphs a and b.

Harmony has contracted with Pharmacy Benefits Manager (PBM), Walgreens Health Initiatives, Inc. (WHI) to serve the Missouri MC+ managed care population. Harmony has delegated administrative services through the WHI contract to (1) manage Harmony’s prescription benefit through a network of retails pharmacies contracted by WHI, (2) arrange for prescription benefit management and (3) manage pharmacy claims processing services.

WHI has successfully provided delegated PBM services for over 700,000 WellCare/Harmony members for over three years.

2.4.6
Pharmacy Dispensing Fee: The health plan shall pay a pharmacy dispensing fee of $4.09 to each qualifying pharmacy for the first 1,000 prescriptions filled in any calendar quarter. The reimbursement of a pharmacy dispensing fee shall be available only to corporations, partnerships, or individual proprietorships with less than 25 employees who operate pharmacies or pharmacy franchises and to public health entities owned and operated by a state, county, or local government agency and where the entity is a hospital which qualifies as a first-tier 10% add-on disproportionate share hospital in accordance with 13 CSR 70-15.010. The health plan shall identify its pharmacies that qualify. The health plan shall supply the state agency with a list of those pharmacies identified to qualify for a pharmacy dispensing fee reimbursement upon request.

Harmony Health Plan and it’s delegated entity understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.4.6.

2.4.7
Federally Qualified Health Centers (FQHCs) and Rural Health Clinics (RHCs): If the health plan includes subcontracted FQHCs or RHCs in the health plan provider network, the FQHC or RHC is entitled to reimbursement of reasonable costs from the state agency and any differential payment paid by the state agency.

a.
The health plan shall reimburse the FQHC/RHC at the same reimbursement level as other providers for the same services. The state agency shall perform reconciliation between the health plan reimbursement and the FQHC/RHC's reasonable costs for the covered services provided under the contract. The FQHC/RHC must fully comply with the state agency's payment and billing systems, and provide the state agency with all cost reporting information required by the state agency to verify reasonable costs and apply applicable reasonable cost reimbursement principles. The health plan shall submit a list of its contracted FQHCs and RHCs to the state agency annually at the start of each contract period.

b.	If the health plan contracts with FQHCs or RHCs, the health plan shall fulfill the following:

1)
Billing for Services Provided by an FQHC or RHC: The FQHC/RHC must bill using a valid FQHC/RHC's Medicaid Provider Number. The health plan shall include this Medicaid Provider Number on FQHC/RHC claims as follows:

•
FQHC Medical and Dental Claims: The health plan shall submit the FQHC's Missouri Medicaid Provider Number on the NSF layout, record 'FAO', within field number 23. This field is referenced as the Rendering Provider Number.

•
FQHC Home Health Claims: The health plan shall submit the FQHC's Missouri Medicaid Provider Number on the UB92 layout, record '80', within field number 11. This field is referenced as the Other Provider.

•	FQHC Pharmacy Claims: The health plan shall submit the FQHC's Missouri Medicaid Provider Number on the NCPDP 3C layout, field number 411. This field is referenced as the Prescriber ID.

•	RHC Claims: The health plan shall submit the RHC's Missouri Medicaid Provider Number on the UB92 layout, record 80', within field number 11. This field is referenced as the Other Provider.

2)	The FQHC/RHC must bill its usual and customary amount for all payor classes. The health plan shall include the billed amount when the health plan submits the encounter claims to the state agency.

3)	Reporting Requirements for Services Provided by an FQHC or RHC

•
The health plan shall submit Schedule M-1 included with Attachment 7 documenting the accepted charges, denied charges, and payments for each contracted RHC/FQHC. The health plan shall submit Schedule M-1 thirty (30) calendar days after the month end for services provided by the contracted FQHC/RHC. Attachment 7 also provides the instructions for completing Schedule M-1.

•
The health plan shall submit Schedule M-2 included with Attachment 7 documenting the accepted charges, denied charges, and payments for each contracted RHC/FQHC for the FQHC's/RHC's entire fiscal year. The health plan shall submit Schedule M-2 within 14 business days of request by the state agency for MC+ managed care services provided by contracted FQHC/RHC during the reporting period requested. Attachment 7 also provides the instructions for completing Schedule M-2.

•	Health plan records applicable to a FQHC/RHC are subject to audit by the state agency or its contracted agent.

Harmony attests that the contents and provisions of the contractual agreements with FQHCs/RHCs promote full compliance with the requirements set forth in RFP B3Z06118 paragraph 2.4.7 and subparagraphs a and b.

2.4.8	Payment for Emergency Services and Post-stabilization Care Services:

a.	The health plan shall cover and pay for emergency services regardless of whether the provider that furnishes the services has a contract with the health plan.

1)	The state agency encourages the health plan and providers to reach agreement on payment for services.

2)
The health plan shall pay out-of-network providers for emergency services at the current Missouri Medicaid program rates in effect at the time of service unless the health plan and provider have negotiated a mutually acceptable rate.

b.	The health plan may not deny payment for treatment obtained under either of the following circumstances:

1)
A member had an emergency medical condition, including cases in which the absence of immediate medical attention would not have had the outcomes specified in the definition of emergency medical condition specified herein.

2)	A representative of the health plan instructs the member to seek emergency services.

c.	The health plan shall not limit what constitutes an emergency medical condition as defined herein on the basis of lists of diagnoses or symptoms.

d.
The health plan shall not refuse to cover emergency services based on the emergency room provider, hospital, or fiscal agent not notifying the member’s primary care provider or the health plan of the member’s screening and treatment within ten (10) calendar days of presentation for emergency services.

e.	A member who has an emergency medical condition may not be held liable for payment of subsequent screening and treatment needed to diagnose the specific condition or stabilize the patient.

f.
The attending emergency physician, or the provider actually treating the member, is responsible for determining when the member is sufficiently stabilized for transfer or discharge, and that determination is binding on the health plan.

g.
The health plan must be financially responsible for post-stabilization care services obtained within or outside the health plan that are pre-approved by a health plan provider or other health plan representative.

h.
The health plan must be financially responsible for post-stabilization care services obtained within or outside the health plan that are not pre-approved by a health plan provider or other health plan organization representative, but administered to maintain the enrollee’s stabilized condition within thirty (30) minutes of a request to the health plan for pre-approval of further post-stabilization care services.

i.
The health plan must be financially responsible for post-stabilization care services obtained within or outside the health plan that are not pre-approved by a health plan provider or other health plan representative, but administered to maintain, improve, or resolve the enrollee’s stabilized condition if:

1)	The health plan does not respond to a request for pre-approval within thirty (30) minutes;
2)	The health plan cannot be contacted; or
3)
The health plan representative and the treating physician cannot reach an agreement concerning the member’s care and a health plan physician is not available for consultation. In this situation, the health plan must give the treating physician the opportunity to consult with a health plan physician and the treating physician may continue with care of the patient until a health plan physician is reached or one of the criteria in subparagraph l below is met.

j.
The health plan must limit charges to members for post-stabilization care services to an amount no greater than what the health plan would charge the member if he or she had obtained the services through the health plan.

k.	The health plan shall negotiate mutually acceptable payment rates with out-of-network providers for post-stabilization services for which the health plan has financial responsibility.

l.	The health plan’s financial responsibility for post-stabilization care services it has not pre-approved ends when:

1)	A health plan physician with privileges at the treating hospital assumes responsibility for the member’s care;
2)	A health plan physician assumes responsibility for the member’s care through transfer;
3)	A health plan representative and the treating physician reach an agreement concerning the enrollee’s care; or
4)	The member is transferred.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.4.8 and subparagraphs a - l.

Harmony covers emergency services including ambulance services both in and out of the geographic area without authorization for both contracted and non-contracted providers. Harmony will also pay for care related to an unexpected illness or injury and renal dialysis services (when diagnosed with end-stage renal disease) when a member is temporarily (less than 12 consecutive months) outside the Plan’s service area without prior authorization.

2.4.9	The health plan shall maintain the fee schedule for dental services located in Attachment 14 at no lower than the Medicaid fee-for-service fee schedule in effect at the time of service.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.4.9. Harmony has contracted with Bridgeport Dental to provide delegated Dental services to Harmony’s Missouri MC+ managed care enrollees.

2.4.10
Specialty Pediatric Hospitals. The health plan shall reimburse specialty pediatric hospitals as defined in 13 CSR 70-15.010 (2) (P) at no lower than the Medicaid fee-for-service fee schedule in effect at the time of service unless otherwise negotiated with the provider.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.4.10.

2.4.11
A health plan shall pay for services furnished outside their service area to the same extent that it would pay for services furnished within their service area if the services are furnished to a member and any of the following conditions are met:

a.	Medical services are needed because of a medical emergency;
b.	Medical services are needed and the member’s health would be endangered if he were required to travel to member’s residence:
c.
The health plan determines, on the basis of medical advice, that the needed medical services, or necessary supplementary resources, are more readily available outside the service area. These services are subject to the health plan’s prior authorization and concurrent review process.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.4.11. subparagraphs a-c. Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Item 4 and 5 respectively for Service Authorization Decisions and Inpatient Concurrent Review Policies and Procedures.  These policies and procedures may be updated from time to time, but shall remain compliant with DSS standards

2.5	Eligibility Determinations:

The Missouri Department of Social Services, the Family Support Division performs eligibility determinations. Trained staff are stationed full-time at field offices located throughout the State and on a periodic basis at health care provider sites that serve large numbers of MC+ members.

2.5.1
Health Plan Lock-In: All members will have a twelve (12) month lock-in to provide a solid continuum of care. Once a member chooses a health plan or is assigned to a health plan, the member will have ninety (90) calendar days from the effective date of coverage with the health plan in which to change health plans for any reason. This applies to the member’s initial enrollment and to any subsequent enrollment periods where the member changed health plans. All transfers between health plans that members request during the first ninety (90) calendar days following initial enrollment shall be granted without review by the state agency. Both the 90-day and the 12-month enrollment period begin on the same day. Children in COA 4 shall be allowed automatic and unlimited changes in health plan choice as often as circumstances necessitate.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.5.1.

2.5.2	Open Enrollment: The state agency may conduct an open enrollment for the contract period. The state agency may at its sole option adjust enrollment during the transition between contract periods.

a.
Annual Open Enrollment: The state agency shall give members an annual open enrollment period prior to their 12-month enrollment anniversary date with the health plan. The state agency shall provide an open enrollment notice to members at least sixty (60) calendar days before each annual enrollment opportunity.

Harmony Health Plan understands the Open Enrollment provision as set forth in RFP B3Z06118 paragraph 2.5.2.

2.5.3
Enrollment Counseling: The state agency shall make available helpline operators to all program MC+ managed care eligibles to provide assistance in selecting and enrolling into a health plan through the operation of a toll-free telephone line. Helpline operators also shall be available by telephone to assist MC+ managed care eligibles who would like to change health plans (e.g., during open enrollment). MC+ managed care eligibles shall be offered the assistance of a helpline operator when needed. The helpline operator responsibilities shall include the following:

a.
Educating the family about managed care in general, including the requirement to enroll in a health plan, the way services typically are accessed under managed care, the role of the primary care provider, the health plan member’s right to choose a primary care provider subject to the capacity of the provider, the responsibilities of the health plan member, and the member’s rights to file grievances and appeals and to request a State Fair Hearing.

b.	Educating the family about benefits available through the health plan, both in-network and out-of-network.

c.
Informing the family of available health plans and outlining criteria that might be important when making a choice (e.g., presence or absence of the family's existing provider in the health plan provider network).

d.	Identifying any sources of Third Party Liability that were not identified by the FSD eligibility technician.

e.
Administering a health plan screen when possible, as designated by the state agency, that collects baseline health status data to be used as part of the health plan program evaluation. Any baseline health status data shall be made available to the health plan. (See Attachment 8 for the most current version.)

f.	Explaining options for obtaining services outside the health plan network.

g.	Providing a listing of the health plan primary care providers generated from the provider demographic electronic file submitted by the health plan to the state agency.

Harmony Health Plan understands the responsibilities of the Enrollment Counselor as set forth in RFP B3Z06118 paragraph 2.5.3 and subparagraphs a-g.

2.5.4
Voluntary Selection of Health Plan: Missouri MC+ managed care eligibles shall be given fifteen (15) calendar days from the time of their eligibility for managed care to select a health plan. All members of a family shall be encouraged to select the same health plan. If a family does not select a health plan within the fifteen (15) day window, the state agency shall automatically assign the family to a health plan.

Harmony Health Plan understands the Voluntary Selection of Health Plan provision set forth in RFP B3Z06118 paragraph 2.5.4.

2.5.5	Automatic Assignment Into Health Plans:

a.
The state agency shall employ an algorithm to assign to the health plan, on a prorated basis, any MC+ managed care eligibles who do not make a voluntary selection of a health plan during open enrollment. The algorithm shall be based on the following:

1)
If the MC+ managed care eligible’s case head is enrolled with a health plan, the MC+ managed care eligible shall be assigned to that health plan. If not, the next step in the algorithm shall be followed.

2)
If the MC+ managed care eligible is included in a case where another member is enrolled with a health plan, the MC+ managed care eligible shall be assigned to that health plan. If not, the MC+ managed care eligible shall be assigned randomly.

Paragraph 2.5.5 b. revised by Amendment #001

b.	Eastern/Western Regions: The random auto assignment shall be based on the total evaluation determined by the State of Missouri (see Proposal Submission Information section).

Paragraph 2.5.5 c. inserted by Amendment #001

c.
Central Region: The random auto assignment shall be based on the inclusion of health plan signed contracts with acute care safety net hospitals, as defined in 13 CSR 70-15.010 of the Code of State Regulations, as amended. (A listing of safety net hospitals is provided in Attachment 5.) The acute care safety net hospital must be located in the Central region counties.

1)
The health plan including such acute care safety net hospitals in its network shall equally divide seventy percent (70%) of the random auto assignments, while the remaining health plans shall equally share the remaining thirty percent (30%) of the algorithm assignments.

2)	In the event all health plans have such acute care safety net hospitals in their networks, all contracted health plans shall equally share one hundred percent (100%) of the random auto assignments.

Harmony Health Plan understands the Automatic Assignment process set forth in RFP B3Z06118 paragraph 2.5.5 and subparagraphs a -c.

2.5.6
Automatic Re-Assignment Following Resumption of Eligibility: Members who are disenrolled from a health plan due to loss of eligibility, shall automatically be re-enrolled, or assigned, into the same health plan and to the same primary care provider should they regain eligibility within sixty (60) calendar days. The member will have ninety (90) calendar days from the effective date of coverage with the health plan in which to change health plans for any reason. If more than sixty (60) calendar days have elapsed, the member shall be permitted to select a health plan and primary care provider through the enrollment process.

Harmony Health Plan understands the Automatic Re-Assignment Following Resumption of Eligibility process set forth in RFP B3Z06118 paragraph 2.5.6.

2.6	Member Enrollment and Disenrollment:

2.6.1
MC+ Managed Care Marketing Guidelines: The health plan may educate and conduct marketing campaigns for MC+ managed care members, subject to the restrictions and definitions outlined herein. Education activities are efforts directed to current members to provide knowledge or skills. Marketing campaigns are efforts directed to an audience of members and potential health plan members to retain or increase health plan membership. The health plan and subcontractors shall not influence member enrollment.

a.	Marketing Guidelines: The health plan shall:

1)
Submit its proposed marketing plan, all marketing materials, and member education materials to the state agency for written approval prior to use. The state agency shall only consider the marketing plan and materials submitted by the health plan, (not subcontractors). The health plan should submit all materials in mock camera-ready form. When submitting marketing and education materials for approval, the health plan shall indicate how and when the material will be used, the time frames for the use, and the media to be used for distribution if approved. All written materials must be at a 6th grade reading level or less. The state agency shall approve, disapprove, or require modifications of education and marketing materials. The state agency shall review and respond as soon as possible, but within thirty (30) calendar days of receipt by the state agency. Marketing and education materials are deemed approved if a response from the state agency is not returned within thirty (30) calendar days following receipt of the materials by the state agency. The health plan shall engage in only those marketing activities which are prior approved in writing.

2)	The health plan’s marketing material shall include a listing of their in-network providers identified by specialty and location, as appropriate for the document submitted for approval.

3)	The health plan’s marketing and education materials shall include the member’s rights and responsibilities to assistance in obtaining all covered services.

4)
Correct problems and errors with the marketing plan and/or materials as identified by the state agency. The health plan shall submit to the state agency a written corrected marketing plan or revised material within ten (10) business days following receipt date of the written notice from the state agency.

5)
Not display or distribute any marketing materials in any manner at Family Support Division (FSD) offices, or health plan provider sites, unless the health plan has received prior written permission to do so from the state agency. Only approved member handbooks and provider network listing may be distributed to local FSD offices. The health plan shall supply current materials and remove their out-dated materials in public areas at the FSD offices.

6)
Review all education and marketing materials at least once a year. The health plan shall provide the state agency with copies of materials and documentation verifying the health plan reviewed their education and marketing material.

7)
Submit to the state agency, for prior written approval, all materials used by in-network providers to advise members of the health plans with which they have contracts. The health plan shall provide the following listing of what constitutes approved material to in-network providers.

•	A list of all health plans with which they have contracts;
•	A letter to previous fee-for-service recipients who may be eligible for MC+ managed care, informing them of all health plan(s) with which the provider has contracted;
•	A display of all contracted health plan logos in an equal fashion;
•	A listing of all contracted health plan phone numbers;
•	Access to all contracted health plan directories and member handbooks as a member resource but not for distribution; and
•	Displaying enrollment helpline phone number.

The in-network provider shall provide equal representation of all contracted health plans and shall not favor one health plan over another in displayed information.

8)	Show the date the state agency approved the material in the lower right-hand corner of all materials.

9)
Use mandatory education, marketing, and member notice language provided by the state agency. The state agency shall provide such language as it deems necessary. Any publicity given to the MC+ Managed Care Program or the MC+ managed care benefits, including but not limited to: notices, pamphlets, press releases, research, reports, signs, and public notices prepared by or for the health plan shall be released only with prior written approval by the state agency.

10)
Not use the state agency’s or the Department of Social Services’ name, logo, or other identifying marks on any of the materials produced or issued without the prior written approval of the state agency.

11)
Not use any report, graph, chart, picture, or other document produced and included in whole or in part under the MC+ managed care contract which is subject to copyright or the subject of any application for copyright by or on behalf of the health plan.

12)
Develop MC+ managed care marketing plans and materials that are accurate and shall not mislead, confuse, defraud, or deceive MC+ managed care eligibles, or otherwise violate Federal or State consumer protection laws or regulations. MC+ managed care benefits must be listed according to the current MC+ managed care contracts. The health plan may not verbally or in writing identify or portray covered benefits as enhanced, additional, or free.

13)
Not practice door-to-door, face-to-face, telephonic, or other "cold call" marketing. The offerings of cash, prizes, other items for material gain, or other insurance products as an award for enrollment are prohibited. However, the health plan may offer additional health benefits to their members. If the health plan offers additional health benefits, the health plan must notify the state agency of these benefits no later than ten (10) calendar days prior to their offering and must notify the state agency no less than thirty (30) calendar days prior to discontinuing such benefits.

Cold Call Marketing means any unsolicited personal contact by the health plan with a potential member for the purpose of marketing as defined in this paragraph.

As a part of its commitment to member services and member satisfaction, Harmony provides additional benefits to its members. Harmony’s additional benefits were specifically designed for the Medicaid population. These services promote positive health choices, foster communication between members, providers, and the health plan, and improve member access to health information. Harmony features these services in new member packets, welcome calls, member newsletters, orientation with PCPs, and the provider newsletter. Harmony’s key additional services for members are as follows:

Member Voice Mail

Harmony provides free voice mail as an enhanced service for each family participating in the health plan. The voice mail program strives to reduce or eliminate the communication barrier that exists for many Medicaid members. Medicaid members frequently change addresses or have disconnected phone lines, which makes it difficult for plan outreach. Harmony’s free voice mail system provides a consistent telephone number for each Harmony member at which the Plan, physicians, pharmacists, and/or friends and family can leave messages for the family. The toll-free voice mail system number is accessible from any phone in the state, including pay phones, and is available 24 hours a day, seven days a week, 365 days a year. One of the primary benefits of the voice mail system is that it provides access to a number of important messages regarding a member’s health. Harmony uses the voice mail system for health education and outreach leaving targeted messages for different populations regarding appointments, reminders to get preventive care and general health information. In addition, messages from providers and case managers can be left in the voice mailbox for members.

Health Information Library

Harmony provides members with access to a telephonic Health Information Library. Harmony members can call the toll-free member hotline at any time to access information on over 500 health-related topics, many of which are also available in Spanish. Harmony contracts with Primary Care Network to provide this service.

Transportation

Harmony provides free member-initiated transportation services to and from all medically necessary services, such as appointments, pharmacies and health education classes, with no prior authorization required. The transportation service supports member access to the health care delivery system and preventive care. Harmony contracts with Medical Transportation Management, Inc. to provide this valuable service to its members.

Harmony NurseLink

Harmony NurseLink provides a 24-hour service for members who are unsuccessful reaching their provider and who need assistance in seeking medical care after normal business hours. When a member calls Harmony after normal business hours, the member has the option to speak with someone immediately. These calls are forwarded to the NurseLink program operated by Primary Care Network. Members contacting this service speak with a registered nurse (a physician is available if needed) who is trained to handle urgent health-related calls, including emergency situations. This service provides members with 24-hour telephone-based information, clinical assessments, triage, health counseling, and referral services. Primary Care Network also serves members who require medical care when they are outside the service area by identifying an area provider who can render care until the member returns to the Plan service area. In addition, Primary Care Network provides physicians, pharmacies and Harmony members with a number to call after hours when there are questions concerning health services delivery that cannot wait until the next business day. Harmony’s NurseLink has translation services and TTY capability.

Harmony Hugs

“Harmony Hugs”, a maternity (prenatal and postnatal) care program, was implemented in order to encourage members to seek prenatal care as early in their pregnancy as possible. Maternity risk screening and case management are initiated upon identification of a pregnant member.

Enrollment in “Harmony Hugs” is voluntary. Upon enrollment in the Harmony Hugs program, members receive tee shirts and educational materials related to pregnancy, childbirth, and parenting skills. A Harmony case manager monitors and remains in contact with the member during pregnancy. The level of risk and the individual needs of the member determine the frequency of contact. Each telephone contact made by the case manager includes assessment and education information. Educational materials are distributed throughout the pregnancy.

After delivery, the mother is sent a new baby welcome packet. The mother is urged to schedule post-partum and newborn well-baby exams. There are incentives, which include newborn care kits and gift certificates that are offered to members who remain compliant with prenatal care after enrolling in the Harmony Hugs program.

Community Outreach Coordinator

The community outreach coordinator provides customer assistance primarily in the area of outreach with a focus on improving the health status of Harmony members. This position was created to establish and maintain visibility and respond to needs within the community as it relates to Harmony Health Plan in each region. The coordinator provides early intervention with positive resolution of member treatment compliance issues through home visits with members identified by the health services department as candidates for outreach. The activities of the outreach coordinator address the social needs that impact a member’s ability to be compliant with a clinical plan of care. The coordinator facilitates referral to appropriate community-based agencies.

The coordinator is also instrumental in the coordination of the quarterly “Kids Club” birthday parties for Harmony’s young members. The birthday parties provide a comfortable atmosphere for health education as well as a celebration for members and their parents/guardians.

Periodicity Letters

Effective members are notified by mail of upcoming health screenings and preventive services that they should be receiving. Notices may include, but are not limited to, initial screening upon enrollment, ongoing age-specific health screenings, immunizations, mammograms, Pap smears, cholesterol screening (when values are abnormal), follow-up on acute cardiovascular events, diabetes management, hypertension management, and asthma management.

Member Newsletters

The member newsletter is distributed quarterly and routinely includes articles that promote healthy lifestyles, define member benefits, and encourage appropriate use of the emergency room and visits to the PCP.

Breathe-EZ - A Smoking Cessation Program

The Breathe-EZ program utilizes techniques and guidelines developed by the American Lung Association to provide members with the encouragement and support needed to break the smoking habit. The Plan covers fees associated with a recognized smoking cessation program (i.e. Smoke Stoppers) or accredited hospital-based smoking cessation programs.

14)	Provide notice to the state agency or have prior written approval from the state agency in certain situations to sponsor or participate in community activities, programs, or events.

•
Community activities are defined for the purpose of this document as: An activity where people come together to learn about or question health care benefits, responsibilities, and procedures. These community activities require no notice to the state agency, except when held at provider sites. At community activities, the health plan shall only use materials approved by the state agency and must adhere to the ban on engaging in enrollment activities required herein.

•
Community activities at provider sites require a seven (7) calendar day notice to the state agency prior to sponsoring or participating in an activity. Provider sites may include, but are not limited to pharmacies in discount or grocery stores if the pharmacies are in an MC+ managed care network, local public health agency, provider clinics, hospitals etc.

•
The health plan may offer the availability of gifts no greater than $10 in value, and only if such gifts are offered during any community activity (i.e. health fair). The nominal items must be offered to all individuals attending the community activity. The gifts must be directly and obviously health related or limited to printed materials, T-shirts, pens or pencils, caps, mugs, key chains, etc. All items must have prior written approval by the state agency and written proof of cost per unit must be provided by the health plan to the state agency prior to approval. Once an item is approved, it does not have to be re-approved for additional community activities. Advertising the availability of such gifts through mailings, TV or radio, posters, and other promotions or publicity is prohibited.

15)	Not offer raffles or conduct lotteries. Door prizes may be offered within the parameters and limits specified for participation in community activities, programs, or events.

16)
Request state agency prepared mandatory MC+ managed care materials from the state agency. The health plan and its subcontractors should make the general public aware of the MC+ program by providing any of the following:

•	General MC+ eligibility information; or
•	MC+ applications to complete and mail.

17)
Not conduct or participate in health plan enrollment, disenrollment, transfer, or opt out activities. The health plan and the providers shall not influence a member’s enrollment. Prohibited activities include:

•	Requiring or encouraging the member to apply for an assistance category not included in MC+ managed care;

•	Requiring or encouraging the member and/or guardian to use the opt out as an option in lieu of delivering health plan benefits;

•	Mailing or faxing health plan enrollment forms;

•	Aiding the member in filling out health plan enrollment forms;

•	Photocopying blank health plan enrollment forms for potential members;

•	Distributing blank health plan enrollment forms;

•	Participating in three way calls to the MC+ managed care enrollment helpline;

•	Suggesting a member transfer to another health plan; or

•
Other activities in which the health plan, its representatives, or in-network providers are engaged in activities to enroll a member in a particular health plan or in any way assisting a member to enroll in a health plan (their own or another).

18)
Advise the health plan’s subcontractors of these marketing guidelines and ensure that subcontractors adhere to them. No subcontract shall operate to relieve the health plan of its obligations. The health plan shall have written procedures to ensure subcontractor notification and compliance with these marketing guidelines.

19)	Use pre-approved MC+ managed care information and materials for presentations or interviews with print and electronic media.

20)	Not use testimonial materials and/or celebrity endorsements.

21)
Insert new language in the educational and marketing materials and substitute in a timely manner, as outlined by the state agency, any changes in Federal or State law or regulation, as amended, as the need arises.

22)
Make an effort to ensure that presentations shall be available to maximize consumer access to information, including presentation after normal work hours, and at sites other than the Family Support Division offices, such as WIC sites, Head Start centers, health fairs, etc.

23)	Make member education available on an ongoing basis to provide guidance on how to use a health plan, and how to assert certain rights with their health plan, if necessary.

24)	Market to the entire service area

25)	All marketing and educational material shall maintain a member’s right to confidentiality. In particular, post cards must be folded to protect the confidentiality of the member.

26)	Not develop marketing materials that contain any assertion or statement (whether written or oral) that:

•	The recipient must enroll with the health plan in order to obtain benefits or in order not to lose benefits.
•	The health plan is endorsed by CMS, the Federal or State government or similar entity.

Harmony Health Plan understands and will adhere to the MC+ Managed Care Marketing Guideline requirements set forth in RFP B3Z06118 paragraph 2.6.1 and subparagraph a. Harmony has added the marketing guidelines to the Provider Manual. These guidelines will be part of the ongoing education of providers and their staff.

2.6.2	Health Plan Enrollment Procedures:

a.
The state agency reserves the right to suspend or limit enrollment into a health plan. In the event the health plan’s enrollment reaches sixty-five (65) percent of the total MC+ managed care enrollment in the region, the health plan shall not be offered as a choice for enrollment nor shall the health plan receive members through the automatic assignment algorithm. However, the health plan may receive new members as a result of newborn enrollments, reassignments when a member loses and regains MC+ managed care eligibility within a sixty (60) day period, other family or case members are members of the health plan, for the member’s continuity of care, or for just cause determined by the state agency. The state agency’s evaluation of a health plan’s enrollment market share shall take place on a calendar quarter.

b.	The state agency shall conduct enrollment activities for MC+ managed care eligibles. The health plan or its subcontractors shall not conduct or participate in eligibility or enrollment activities.

c.
The health plan shall have written policies and procedures for enrolling these members within five (5) business days after receiving notification of the member's anticipated enrollment date from the state agency (e.g., if the health plan is informed of a new member on a Wednesday, it must contact the member by the following Tuesday).

d.	The health plan shall enroll any MC+ managed care eligible who selects the health plan or is assigned with the health plan. The only exceptions shall be if:

1)	The health plan's specified enrollment limit has been reached.

2)	The member was previously disenrolled from the health plan as the result of a request for disenrollment by the health plan, as allowed herein.

e.
Enrollment of Program Newborns: The health plan shall have written policies and procedures for enrolling the newborn children of members effective to the date of birth. Newborns of members enrolled at the time of the child's birth shall be automatically enrolled with the mother's health plan. The health plan shall have a procedure in place to refer newborns to the Family Support Division to initiate eligibility determinations. A mother of a newborn may choose a different health plan for her child; unless a different health plan is requested, the child shall remain with the mother's health plan.

1)
The mother's health plan shall be responsible for all medically necessary services provided under the comprehensive benefit package to the newborn child of an enrolled mother. The child's date of birth shall be counted as day one (1). The health plan shall provide services to the child until the child is disenrolled from the health plan. When the newborn is assigned a departmental client number (DCN), the health plan shall receive capitation payment for the month of birth and for all subsequent months the child remains enrolled with the health plan.

2)
In the case of an administrative lag in enrolling the newborn and costs are incurred during that period, the health plan shall hold the member harmless for those costs. The health plan shall be responsible for the cost of the newborn including medical services provided prior to completion of the State enrollment process.

f.
Changes in Status: The health plan shall encourage its membership to report to the Family Support Division any changes in the status of families or members, including changes in family size, income, insurance coverage, and residence.

g.
Enrollment and Disenrollment Updates: Every business day, the state agency shall make available, via electronic media, updates on members newly enrolled into the health plan, or newly disenrolled. The health plan shall have written policies and procedures for receiving these updates and incorporating them into the health plan and health care service subcontractors’ management information system each day.

h.
Weekly Reconciliation: On a weekly basis, the state agency shall make available, via electronic media, a listing of current members. The health plan shall reconcile this membership list against the health plan internal records within thirty (30) business days of receipt and shall notify the state agency of any discrepancies.

i.	Services for New Members: The health plan shall make available the full scope of benefits to which a member is entitled immediately upon his or her enrollment.

j.
New Member Orientation: The health plan shall have written policies and procedures for orienting new members to their benefits; the role of the primary care provider; how to utilize services; what to do in an emergent or urgent medical situation; how to file a grievance or appeal; and how to report suspected fraud and abuse.

1)
Member Responsibilities: The health plan shall have written policies that address the members' responsibilities for cooperating with providers. These member responsibility policies must be supplied in writing to all providers and members. These written policies should address the members' responsibilities for:

•	Providing, to the extent possible, information needed by providers in caring for the member.

•	Contacting their primary care provider as their first point of contact when needing medical care.

•	Following appointment scheduling processes.

•	Following instructions and guidelines given by providers.

2)	Member Rights: The health plan shall have written policies regarding member rights as specified below:

•
General Rule. Each health plan must comply with any applicable Federal and State laws that pertain to member rights and ensure that its staff and affiliated providers take those rights into account when furnishing services to members.

•	Dignity and privacy. Each member is guaranteed the right to be treated with respect and with due consideration for his or her dignity and privacy.

•
Receive information on available treatment options. Each member is guaranteed the right to receive information on available treatment options and alternatives, presented in a manner appropriate to the member’s condition and ability to understand.

•	Participate in decisions. Each member is guaranteed the right to participate in decisions regarding his or her health care, including the right to refuse treatment.

•	Free from restraint or seclusion. Each member is guaranteed the right to be free from any form of restraint or seclusion used as a means of coercion, discipline, convenience, or retaliation.

•
Copy of medical records. Each member is guaranteed the right to request and receive a copy of his or her medical records, and to request that they be amended or corrected, as specified in 45 CFR part 164.

•
Free exercise of rights. Each member is free to exercise his or her rights, and that the exercise of those rights does not adversely affect the way the health plan and its providers or the state agency treat the member.

k.
Assignment of Primary Care Providers: The health plan shall have written policies and procedures for assigning each of the health plan’s members to a primary care provider. The process must include at least the following features:

1)
The health plan shall contact the member within five (5) business days from the date of the state agency's notification to the health plan of the member's anticipated enrollment date. To the extent provider capacity exists, the health plan shall offer freedom of choice to members in making a primary care provider selection.

At the time of the state agency’s notification to the health plan, the health plan may assign a primary care provider taking into consideration factors such as current provider relationships, language needs, (to the extent they are known), and area of residence. When contacting the member, the health plan shall provide the member with the primary care provider's name, location, and telephone number. When contacting the member, the health plan shall provide options for selecting a primary care provider other than the primary care provider assigned to the member. The health plan shall inform the member he/she has fifteen (15) calendar days to choose another primary care provider if they do not approve of the primary care provider assigned to them, and if they have not notified the health plan of their preferred primary care provider within that time frame, the member will remain with the primary care provider previously assigned to the member.

2)
Prior to becoming effective with the health plan, if a member does not select a primary care provider or the health plan has not already assigned a primary care provider to the member at the time of notification from the state agency of the member's anticipated enrollment date, the health plan shall make an automatic assignment, taking into consideration such known factors as current provider relationships, language needs (to the extent they are known), and area of residence. The health plan shall then notify the member in writing of his or her primary care provider's name, location, and office telephone number. The member must have a primary care provider assigned by the time the member is effective with the health plan. If circumstances are such that the member does not have a primary care provider assigned on the effective date with the health plan, the health plan shall not deny services or payment of any service. The health plan shall submit to the state agency the methodology utilized by the health plan to assign primary care providers to members.

3)
Members with disabling conditions or chronic illnesses may request that their primary care providers be specialists, such as a psychiatrist, oncologist, obstetrician, gynecologist, or other such specialist. The health plan must have procedures for ensuring access to needed services for those members or the request shall be granted. The specialist must accept the member as a primary care patient and accept the responsibility of a primary care provider as specified herein. The health plan must communicate its decision to the member within ten (10) calendar days of request. The adequacy of these policies shall be reviewed by the state agency.

4)	The health plan shall have written policies and procedures for notifying primary care providers of their assigned member prior to the member's effective date with the primary care provider.

l.
Changing Primary Care Providers: The health plan shall have written policies and procedures for allowing members to select or be assigned to a new primary care provider within the health plan when such a change is mutually agreed to by the health plan and member. The health plan shall allow members at least two such changes per year, and shall inform members of the process for initiating these changes. However, children in COA 4 may change primary care providers at will. Possible reasons for a member to change primary care providers include, but are not limited to:

1)	Accessibility - transportation problems, provider office hours, does not return phone calls, waiting times.

2)	Acceptability - sees too many doctors, uncomfortable with surroundings or location, provider or staff attitudes, lack of courtesy, following a member’s initial visit to the primary care provider.

3)	Quality - treatment (medical), referral related, does not explain treatment plan/diagnosis. If provider problem, may request primary care provider changes and second opinion.

4)
Enrollment - primary care provider with whom the member has an established patient/provider relationship no longer participates in the health plan. In cases where the primary care provider no longer participates, the health plan shall allow members to select another primary care provider or make a re-assignment within fifteen (15) calendar days of the termination effective date.

5)	An act of cultural insensitivity that negatively impacts the member's ability to obtain care.

6)
A primary care provider change is ordered as part of the resolution to the grievance and appeal process. A member’s right to request a change in a primary care provider through the grievance and appeal process or other means shall not be restricted.

m.
Identification Cards: The state agency shall issue a plastic, magnetic strip identification card to all Missouri MC+ eligibles. This card is not proof of eligibility, but to be used as a key for accessing the State's electronic eligibility verification systems by Medicaid enrolled providers. These systems shall contain the most current information available to the state agency, including specific information regarding health plan enrollment. There will be no health plan specific information printed on the card. In addition to the state agency issued card, the health plan should issue a membership card that contains information more specific to the health plan. The health plan issued membership card must be issued to the member prior to the member's effective date of coverage with the health plan. Upon selection or assignment of a health plan, the member’s effective date shall be 15 calendar days in the future, thereby allowing the health plan to send the appropriate enrollment materials, such as the identification card, to the member prior to the effective date. Exceptions apply to this policy for newborns and emergency enrollments. The state agency recognizes those exceptions and such enrollment materials may be produced as expeditiously as possible, but no later than 15 calendar days from the notification of the enrollment. At a minimum, the health plan issued membership card must contain the member’s name, identification number, primary care provider name and telephone number, instructions for emergencies, and other relevant toll free lines for access such as mental health, dental, pharmacy, and nurse advice lines.

n.
Member Handbook: The health plan shall mail a member handbook, or other written materials with information on how to access services, to all members within ten (10) business days of being notified of their future enrollment with the health plan. When there are program changes, the health plan shall notify the affected members at least thirty (30) calendar days before implementation of such change. On an annual basis, the health plan shall review the member handbook and shall document that such review occurred.

1)	The member handbook must be written at no higher than a sixth grade level. Suggested reference material to determine whether this requirement is being met are:

•	Fry Readability Index

•	PROSE The Readability Analyst (software developed by Education Activities, Inc.)

•	Gunning FOG Index

•	McLaughlin SMOG Index

•	The Flesch-Kincaid Index or other word processing software approved by the state agency.

2)
At a minimum, the member handbook shall include the information and items listed below. The health plan may include some of the following information as inserts to the member handbook. The health plan shall include certain passages and language provided by the state agency in the member handbook. The health plan shall comply with all changes regarding member handbook content specified by the state agency in a timely manner as defined by the state agency.

•	Table of contents.

•	Information about choosing and changing primary care providers, including notice of how to determine whether a participating provider is accepting new patients.

•	Information about what to do when family size changes.

•	Appointment procedures.

•
A description of all available health plan services and an explanation of any service limitations or exclusions from coverage and a notice stating that the health plan shall be liable only for those services authorized by the health plan.

•
A description of all available services outside the comprehensive benefit package. Such information shall include information on where and how members may access benefits not available under the comprehensive benefit package.

•	The definition of medical necessity used in determining whether benefits will be covered.

•	A description of all prior authorization or other requirements for treatments and services.

•	A description of utilization review policies and procedures used by the health plan.

•
An explanation of a member's financial responsibility for payment when services are provided by an out-of-network provider or by any provider without required authorization or when a procedure, treatment, or service is not covered by MC+ managed care.

•
Notice that a member may obtain an out-of network provider when the health plan does not have an in-network provider with appropriate training and experience to meet the particular health care needs of the member and the procedure by which the member can obtain such referral.

•
Notice that a member with a condition which requires ongoing care from a specialist may request a standing referral to such a specialist and the procedure for requesting and obtaining such a standing referral.

•
Notice that a member with a life-threatening condition or disease or a degenerative and disabling condition or disease, either of which requires specialized medical care over a prolonged period of time, may request a specialist responsible for providing or coordinating the member's medical care and the procedure for requesting and obtaining such a specialist.

•
Notice that a member with a life-threatening condition or disease or a degenerative and disabling condition or disease, either of which requires specialized medical care over a prolonged period of time, may request access to a specialty care center and the procedure by which such access may be obtained.

•	A description of the mechanisms by which members may participate in the development of the policies of the health plan.

•	Notice of all appropriate mailing addresses and telephone numbers to be utilized by members seeking information or authorization.

•	Procedures for disenrollment, including an explanation of the member's right to disenroll with and without cause.

•	How to contact member services and a description of its function.

•	Information on grievance, appeal, and fair hearing procedures and timeframes. Such information includes:

a)	The right to file grievances and appeals.
b)	The requirement and timeframes for filing a grievance or appeal.
c)	The availability of assistance in the filing process.
d)	The toll-free numbers that the member can use to file a grievance or an appeal by phone.
e)	The procedures for exercising the rights to appeal or request a State fair hearing.
f)	That the member may represent himself or use legal counsel, a relative, a friend, or other spokesperson.
g)	Must explain the specific regulations that support, or the change in Federal or State law that requires the action.
h)	The fact that, when requested by the member -
•	Benefits will continue if the member files an appeal or a request for State fair hearing within the timeframes specified for filing; and
•	The member may be required to pay the cost of services furnished while the appeal is pending, if the final decision is adverse to the member.
i)	The member’s right to request a State fair hearing, or in cases of an action based on change in law, the circumstances under which a hearing will be granted.
•	A member may request a State fair hearing within 90 calendar days from the health plan’s notice of action.
•	The state agency must reach its decisions within the specified timeframes:

1)
Standard resolution: within 90 calendar days of the date the member filed the appeal with the health plan if the member filed initially with the health plan (excluding the days the enrollee took to subsequently file for a State fair hearing) or the date the member filed for direct access to a State fair hearing.

2)	Expedited resolution (if the appeal was heard first through the health plan appeal process): within 3 working days from the state agency’s receipt of a hearing request for a denial of a service that:

•	Meets the criteria for an expedited appeal process but was not resolved using the health plan’s expedited appeal timeframes, or
•	Was resolved wholly or partially adversely to the member using the health plan’s expedited appeal timeframes.

3)
Expedited resolution (if the appeal was made directly to the State Fair Hearing process without accessing the health plan appeal process): within 3 working days from the state agency’s receipt of a hearing request for a denial of a service that meets the criteria for an expedited appeal process.

j.	Any appeal rights that the state chooses to make available to providers to challenge the failure of the organization to cover a service.

•	How to report suspected fraud and abuse activities.

•	Pharmacy dispensing fee requirements (if applicable): The health plan must include a statement that care shall not be denied due to lack of payment of pharmacy dispensing fee requirements.

•
Provider network listing including a list of the names, specialty, telephone numbers, service site address of all providers available for selection, and in the case of physicians, board certification. The provider network listing can be a separate document apart from the member handbook.

•
The extent to which, and how, after-hours and emergency coverage are provided, including the following: (a) What constitutes an emergency medical condition, emergency services, and post-stabilization services; (b) The fact that prior authorization is not required for emergency services; (c) The process and procedures for obtaining emergency services, including use of the 911-telephone system or its local equivalent; (d) The locations of any emergency settings and other locations at which providers and hospitals furnish emergency services and post-stabilization services covered herein; (e) The fact that the member has a right to use any hospital or other setting for emergency care; and (f) The post-stabilization care services rules specified herein.

•	How to obtain emergency transportation and non-emergency medically necessary transportation.

•	EPSDT services including immunization and lead guidelines designated by the state agency.

•	Maternity, family planning, and sexually transmitted diseases services.

•
Mental health and substance abuse services, including information on how to obtain such services, the rights the member has to request such services, and how to access services when in crisis, including the toll free number to be used to access such services.

•	How to obtain services when out of the member’s geographic region and for after-hours coverage.

•	Out-of-county and out-of-state moves.

•	Statement that the health plan shall protect its members in the event of insolvency. The health plan shall not hold its members liable for any of the following:

➢	The debts of the health plan in the case of health plan insolvency;

➢	Services provided to a member in the event the health plan failed to receive payment from the state agency for such service;

➢
Services provided to a member in the event a health care provider with a contractual referral or other type arrangement with the health plan fails to receive payment from the state agency or the health plan for such services; or

➢
Payments to a provider that furnishes covered services under a contractual referral or other type arrangement with the health plan in excess of the amount that would be owed by the member if the health plan had directly provided the services.

•
Inform the member that if he or she has a worker's compensation claim, or a pending personal injury or medical malpractice law suit, or has been involved in an auto accident, to immediately contact the health plan.

•
Inform the member that if he or she has another health insurance policy, all prepayment requirements must be met as specified by the other health insurance plan. The member must notify the health plan of any changes to their other health insurance policy. The member can contact the health plan with any questions.

•	Inform the member of the Health Insurance Premium Payment program which pays for health insurance for members when it is determined cost effective.

•
Contributions the member can make towards his or her own health, appropriate and inappropriate behavior, and any other information deemed essential by the health plan or the state agency including the member’s rights and responsibilities.

•	Inform members that multilingual interpreters will be offered when needed and written information is available in prevalent languages and how to access those services.

•	Inform the member of the procedures that will be utilized to notify members affected by termination or change in benefits, services, or service delivery office/site.

•
Inform the member that the health plan shall provide information on the health plan’s physician incentive plan to any member upon request. Enrollment materials/member handbooks should annually disclose to members their right to adequate and timely information related to physician incentives.

•	With respect to advance directives, inform the member of the following:

a)	Their rights under the law of the state.
b)	The health plan’s policies respecting the implementation of those rights, including a statement of any limitation regarding the implementation of advance directives as a matter of conscience.
c)	The health plan must inform members that complaints concerning noncompliance with the advance directive requirements may be filed with the State survey and certification agency.

•	Additional information that is available upon request, including the following:

a)	Information on the structure and operation of the MC+ health plan.

•	Inform the member how to obtain one free copy of his or her medical records annually.

•	Inform the member how to request and obtain an Explanation of Benefits (EOB).

o.
The health plan shall submit the member handbook to the state agency for approval prior to distribution to members. The health plan shall make modifications in member handbook language if ordered by the state agency so as to comply with the member handbook requirements.

p.
The member must receive written notification of changes in health plan operations that affect them at least thirty (30) calendar days before the intended effective date of the change unless otherwise noted. Examples of such changes are as follows:

1)	Network changes such as a new Pharmacy Benefit Manager, mental health subcontractor, or other major subcontractor. Notification is required to all members.
2)
Primary care provider or other provider seen on a regular basis leaves the network. The health plan shall provide written notice to the affected members within 15 calendar days after receipt or issuance of the termination notice.

3)	Comprehensive Benefit Package changes from what is explained in the member handbook. Notification is required to all members.
4)	Utilization Management Procedure changes from what is explained in the member handbook. Notification is required to all members.
5)	Prior Authorization Procedure changes from what is explained in the member handbook. Notification is required to all members.
6)	Advance directive policy changes as a result of changes in State law.

q.
All written member notifications must be prior approved by the state agency and written at no higher than a sixth grade level. The health plan shall include certain passages and language provided to the health plan by the state agency in the member notification. The health plan shall comply with all changes regarding member notification content specified by the state agency in a timely manner as defined by the state agency.

r.
Transferring Members Between Health Plans: It may be necessary to transfer a member between health plans for a variety of reasons. The health plan shall have written policies and procedures for transferring relevant member information, including medical records and other pertinent materials, to or from another health plan. Upon request, a copy of the member's medical records and supporting documentation must accompany disenrollment and transfer requests from the health plan. The state agency shall monitor, and approve or disapprove all transfer requests for just cause, within sixty (60) calendar days subject to medical record review. Possible reasons for a member to request a transfer include, but are not limited to:

•	Member requests health plan transfer during open enrollment.

•	Member request health plan transfer during the first 90 days enrolled in the health plan.

•	Transfer is the resolution to a grievance or appeal.

•
Enrollment - primary care provider or specialist with whom the member has an established patient/provider relationship does not participate in the health plan but does participate in another health plan.

•	The member is pregnant and her primary care provider or obstetrician does not participate in the health plan but does participate in another health plan.

•	The member is a newborn and the primary care provider or pediatrician selected by the mother does not participate in the health plan but does in another health plan.

•	Transfer to another health plan is necessary to ensure continuity of care.

•	An act of cultural insensitivity that negatively impacts the member's ability to obtain care and cannot be resolved by health plan.

•
Other reasons, including but not limited to, poor quality of care, lack of access to services covered under the contract, or lack of access to providers experienced in dealing with the member’s health care needs.

1)
Children in COA 4 shall be allowed automatic and unlimited changes in health plan choice as often as circumstances necessitate. Foster parents will normally have the decision making responsibility for which health plan shall serve the foster child residing with them; however, there will be situations where the Social Service worker or the courts shall select the health plan for a child in State custody or foster care placement.

s.	Member Disenrollment:

1)
The state agency has sole authority for disenrolling members from the health plan. The health plan may request disenrollment of members from health plan providers, subject to the conditions described below:

•	A persistent refusal of the member to follow prescribed treatments or comply with health plan requirements that are consistent with federal and state laws and regulations, as amended.

•	Consistently missed appointments without prior notification to the provider.

•	Fraudulent misuse of the MC+ managed care program, or abusive or threatening conduct.

•	Request of a home birth service.

2)
The health plan must not initiate disenrollment because of a medical diagnosis or the health status of a member. The health plan shall not request disenrollment because of the member’s attempt to exercise his or her rights under the grievance system. The health plan shall not request disenrollment because of pre-existing medical conditions or high cost medical bills or an anticipated need for health care. The health plan shall not request a disenrollment due to behaviors resulting from a medical or mental illness/disorder.

3)
Prior to requesting a disenrollment or transfer of a member, the health plan shall document at least three interventions over a period of 90 calendar days which occurred through treatment, case management, and care coordination to resolve any difficulty leading to the request, unless the member has demonstrated abusive or threatening behavior in which case only one attempt is required. The health plan shall cite at least one of the above examples of good cause before requesting that the state agency disenroll that member. If the health plan intends to proceed with disenrollment during the ninety (90) calendar day period, the health plan must give a notice citing the appropriate reason to both the member and the state agency at least 30 calendar days before the end of the ninety (90) calendar day period. The health plan must document all notifications regarding requests for disenrollment.

•
Members shall have the right to challenge a health plan initiated disenrollment to both the state agency and the health plan through the appeal process within ninety (90) calendar days of the health plan's request to the state agency for disenrollment of the member. When a member files an appeal, the process must be completed prior to the health plan and the state agency continuing disenrollment procedures.

•	Within fifteen (15) working days of the final notification (after no appeal or a final hearing decision), members shall be enrolled in another health plan or transferred to another provider.

4)
If the health plan recommends disenrollment or transfers for reasons other than those stated above, the State shall consider the health plan to have breached the provisions and requirements of the contract.

t.	Reasons for Disenrollment: The state agency may disenroll members from a health plan for any of the following reasons:

1)	Selection of another health plan during open enrollment, the first 90 calendar days of enrollment, or for just cause.

2)	Change of residence that places the member outside of the health plan's service area.

3)	To implement the decision of a hearing officer in a grievance proceeding by the member against the health plan, or by the health plan against the member.

4)	Loss of eligibility for either Medicaid or MC+ managed care.

Paragraph 2.6.2 t. 5. inserted by Amendment #001

5)	Member exercises choice to voluntarily disenroll as specified herein under Missouri MC+ Managed Care Program eligibility groups. This choice can be referred to as opt out.

u.
Disenrollment Effective Dates: Member disenrollments outside of the open enrollment process shall become effective on the date specified by the state agency. The health plan shall have written policies and procedures for complying with state agency disenrollment orders.

Paragraph 2.6.2 v. revised by Amendment #001

v.
Hospitalization at the Time of Enrollment or Disenrollment: With the exception of newborns, the health plan shall not assume financial responsibility for members who are hospitalized in an acute setting on the effective date of coverage until an appropriate acute inpatient hospital discharge. If the member is in the Medicaid fee-for-service program at the time of acute inpatient hospitalization on the effective date of coverage, the member shall remain in the fee-for-service program until an appropriate acute inpatient hospital discharge. Members, including newborn members, who are in another health plan at the time of acute inpatient hospitalization on the effective date of coverage, shall remain with that health plan until an appropriate acute inpatient hospital discharge. Members, including newborn members, who are hospitalized in an acute setting shall not be disenrolled from a health plan until an appropriate acute inpatient hospital discharge, unless the member is no longer Medicaid or MC+ managed care eligible or opts out.

For the purpose of a member moving from one health plan to another health plan, in addition to acute inpatient hospitalizations, admissions to facilities that provide a lower level of care in lieu of an acute inpatient admission may be considered as an acute inpatient hospitalization for purposes of this section. The state agency reserves the right to determine if such an admission qualifies as an acute inpatient hospitalization. Only acute inpatient hospitalization shall apply when a new member moves from the Medicaid fee-for-service program to MC+ managed care. The health plan shall provide timely notification to the state agency of a member's acute inpatient hospitalization on the effective date of coverage to effect a retroactive/prospective adjustment in the coverage dates for MC+ managed care.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.6.2 and subparagraph a -v. Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.

2.7	Comprehensive Benefit Package:

Description of Comprehensive Benefit Package: The health plan shall assume the responsibility for all covered medical conditions of each MC+ managed care member as of the effective date of coverage. The health plan shall make the comprehensive benefit package available to members. Services outside the United States, District of Columbia, and the following territories: Northern Mariana Islands, American Samoa, Guam, Puerto Rico, and the Virgin Islands are not covered. Services must be provided according to the medical needs of the member. The health plan may manage specific services as long as the health plan provides services that are medically appropriate. The health plan shall have a process for allowing exceptions that is in accordance with 13 CSR 70-2.100. The health plan may develop criteria by which the health plan shall review future treatment options, set prior authorization criteria, or exercise other administrative options for the health plan’s administration of medical care benefits. The health plan may place appropriate limits on a service on the basis of criteria such as medical necessity; or for utilization control, provided the services furnished can reasonably be expected to achieve their purpose. The health plan may not arbitrarily deny or reduce the amount, duration, or scope of a required service solely because of the diagnosis, type of illness, or condition. Attachment 3 outlines the comprehensive benefit package for all members and the services they will receive.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.7.

2.7.1	The health plan shall include the following services within the comprehensive benefit package:

a.	Inpatient hospital services;

b.	Outpatient hospital services;

c.	Emergency room services;

d.	Ambulatory surgical center, birthing center;

e.	Physician, advanced practice nurse, and certified nurse midwife services;

1)
The health plan shall provide certified nurse midwife services that are medically appropriate either through the health plan provider network or by other means outside the health plan provider network at the health plan’s expense. If the member elects a home birth, the member shall be disenrolled from MC+ managed care according to the MC+ managed care home birth policy statement. The disenrolled member shall then receive services through the MC+ fee-for-service program.

f.
Maternity benefits for inpatient hospital and certified nurse midwife. The health plan shall provide coverage for a minimum of forty-eight (48) hours of inpatient hospital services following a vaginal delivery and a minimum of ninety-six (96) hours of inpatient hospital services following a cesarean section for a mother and her newly born child in a hospital or any other health care facility licensed to provide obstetrical care under the provision of Chapter 197, RSMo, as amended.

The health plan may authorize a shorter length of hospital stay for services related to maternity and newborn care if a shorter inpatient hospital stay meets with the approval of the attending physician after consulting with the mother and is in keeping with federal and state law, as amended. The physician's approval to discharge shall be made in accordance with the most current version of the "Guidelines for Perinatal Care" prepared by the American Academy of Pediatrics and the American College of Obstetricians and Gynecologists, or similar guidelines prepared by another nationally recognized medical organization and be documented in the member’s medical record.

The health plan shall provide coverage for post-discharge care to the mother and her newborn. The first post-discharge visit shall occur within twenty-four (24) to forty-eight (48) hours. Post-discharge care shall consist of a minimum of two visits at least one of which shall be in the home, in accordance with accepted maternal and neonatal physical assessments, by a registered professional nurse with experience in maternal and child health nursing or a physician. The location and schedule of the post-discharge visits shall be determined by the attending physician. Services provided by the registered professional nurse or physician shall include, but not be limited to, physical assessment of the newborn and mother, parent education, assistance and training in breast or bottle feeding, education and services for complete childhood immunizations, the performance of any necessary and appropriate clinical tests, and submission of a metabolic specimen satisfactory to the State laboratory. Such services shall be in accordance with the medical criteria outlined in the most current version of the "Guidelines for Perinatal Care", or similar guidelines prepared by another nationally recognized medical organization. If the health plan intends to use another nationally recognized medical organization's guidelines, the state agency must approve prior to implementation of its use.

g.
Family Planning Services - If family planning services are sought out-of-network by a member, the health plan shall be financially liable for payment of those services in accordance with federal freedom of choice provisions.

h.	Pharmacy benefits excluding protease inhibitors - pharmacy benefits are included in the comprehensive benefit package if the health plan included pharmacy benefits in its awarded proposal;

1)	The health plan shall submit the information regarding its pharmacy program to the state agency for prior approval in accordance with the MC+ Managed Care Policy Statements, as amended.

i.
Dental services related to trauma to the mouth, jaw, teeth or other contiguous sites as a result of injury. Adults age 21 and over receive treatment of a disease/medical condition without which the health of the recipient would be adversely affected through the Fee For Service program.

j.	Laboratory, radiology, and other diagnostic services;

k.	Prenatal case management;

l.	One eye examination every 2 years;

m.	Home health services;

n.	Adult day health care services;

o.	Personal care services;

p.	Transportation services;

1)
The health plan shall provide emergency transportation (ground and air) for its members. The health plan shall provide non-emergency medical transportation to members who do not have the ability to provide their own transportation (such as their own vehicle, friends, or relatives) to and from services required herein as well as Medicaid/MC+ Fee-For-Service covered services not included in the comprehensive benefit package.

q.	Hospice services;

r.
Durable medical equipment limited to: prosthetic devices (with the exception of artificial larynx), respiratory equipment and oxygen (with the exception of CPAP, BiPAP, and nebulizers), wheelchairs, diabetic supplies and equipment, and ostomy supplies. Members with a Home Health Plan of Care receive all medically necessary durable medical equipment services during the plan of care coverage period.

s.
Podiatry services with the exception of trimming of nondystrophic nails, any number; debridement of nail(s) by any method(s), one to five; debridement of nail(s) by any method(s), six or more; excision of nail and nail matrix, partial or complete; and strapping of ankle and/or foot.

t.
Services provided by local public health agencies - The Department of Health and Senior Services and local public health agencies administer certain public health programs which are critical to the protection of the public's health and, therefore, must be made available to members at local public health agencies whether in-network or out-of-network. The health plan shall reimburse the local public health agency according to the most current Medicaid program fee schedule in effect at the time of service, unless otherwise negotiated. Such services shall include:

1)
All sexually transmitted disease (STD) services including screening, diagnosis, and treatment. In-network providers shall follow current Center for Disease Control (CDC) Sexually Transmitted Diseases Treatment Guidelines and the United States Department of Health and Human Services Chlamydia Control Project Screening Criteria, or their equivalent. The STD guidelines may be found on the Internet at: http://www.dhss.mo.gov/STDSurveillance/. STD screening, diagnosis, and treatment services shall include:

•	STD screening exam.

•
Screening, diagnosis, and treatment for the following STDs: gonorrhea, syphilis, chancroid, granuloma inguinale, lymphogranuloma venereum, genital herpes, genital warts, trichomoniasis, chlamydia (cervicitis), chlamydia (urethritis), hepatitis B, and others as may be designated by the state agency.

•	Screening, diagnosis, and treatment of vaginal or urethral discharge including non-gonococcal urethritis and mucopurulent cervicitis.

•	Evaluation and initiation of treatment of pelvic inflammatory disease (PID).

•
Diagnosis and preventive treatment of members who are reported as contacts/sex partners of any person and diagnosed with a STD. The member shall be given the option of seeing an in-network provider first.

•
The local public health agency shall encourage members to follow-up with their primary care provider; however, if the member chooses follow-up care at the local public health agency for confidentiality reasons, the health plan shall reimburse the local public health agency for follow-up office visits (not to exceed three visits per episode).

2)
Human immunodeficiency virus (HIV) services relating to screening and diagnostic studies. In-network providers shall use current CDC HIV Counseling, Testing, Referral Standards, and Guidelines or their equivalent. The HIV guidelines may be found on the internet at: .

3)
Tuberculosis services including screening, diagnosis, and treatment. In-network providers shall follow current CDC/American Thoracic Society Guidelines: Treatment of Tuberculosis and Tuberculosis Infection in Adults and Children, or their equivalent, including the use of Mantoux PPD skin test to screen for tuberculosis. The Tuberculosis guidelines may be found on the Internet at: .

•	All members diagnosed with tuberculosis infection or tuberculosis disease shall be reported to the local public health agency.

•
All members receiving treatment for tuberculosis disease shall be referred to the local public health agency’s tuberculosis contact person for directly observed therapy (DOT). The health plan shall communicate with the local public health agency’s tuberculosis contact person to obtain information regarding the member’s health status. The health plan shall communicate this information to the in-network provider. The health plan shall be responsible for care coordination and medically necessary follow-up treatment.

•
All laboratory tests for tuberculosis shall meet the standards established by the CDC/Missouri Department of Health and Senior Services. Sensitivity tests shall be performed on all initial specimens positive for M. Tuberculosis. Department of Health and Senior Services encourages all sputum specimens to be submitted to the Department of Health and Senior Services’ Tuberculosis Reference Laboratory at the Missouri Rehabilitation Center. Positive cultures for M Tuberculosis isolated at private laboratories must be sent to the TB Reference Laboratory (Required by Missouri Rule 19 CSR 20-20.080).

4)
Childhood Immunizations: In-network providers shall fully immunize their members following the most recent immunization recommendations designated by the state agency. The state agency shall provide the health plan's Medical Director with copies of the most recent recommendations upon contract award and upon request and when the recommendations change.

•
The health plan and its in-network providers must enroll and must obtain vaccines through the Missouri Department of Health and Senior Services Vaccines for Children (VFC) Program or any such vaccine supply program as designated by the state agency. Any time a member receives immunizations from a local public health agency, or at a Special Supplemental Nutrition Program for Women, Infants, and Children (WIC) site, the health plan shall reimburse only the cost for administration at the current Medicaid program rates in effect at the time of the service, unless otherwise negotiated.

•
The health plan shall reimburse governmental public health agencies for the cost of both administration and vaccines not available through the VFC program or vaccine supply program as designated by the state agency when the vaccine is deemed medically necessary.

•
The health plan shall collaborate with the state agency and the Missouri Department of Health and Senior Services to determine the health plan's aggregate immunization level. The Missouri Department of Health and Senior Services, Immunization Program will offer consultation to the health plan to foster the exchange of immunization information, and to in-network providers for purposes of assessment, reminder/recall, and reporting.

•	The health plan shall establish, as a quality assessment and improvement measure, a target rate of 90% for the number of two (2) year olds immunized.

5)
Childhood lead poisoning prevention services shall include screening, diagnosis, treatment, and follow-up as indicated. In-network providers shall follow the Centers for Medicare and Medicaid Services (CMS) (formerly the Health Care Financing Administration) guidelines in effect for the specific time period and CDC guidelines: Screening Young Children for Lead Poisoning and Managing Elevated Blood Lead Levels Among Young Children. The Department of Health and Senior Services shall provide the health plan's Medical Director with copies of current protocols and guidelines upon contract award or at any time upon request. If there is a discrepancy between guidelines, the state agency requires use of the HCY/EPSDT Lead Risk Assessment Guide developed in accordance with CMS guidelines. The HCY/EPSDT Lead Risk Assessment Guide may be used separately or in conjunction with the HCY Screening form.

u.
Emergency Medical/Mental Health Services. Emergency medical/mental health services means covered inpatient and outpatient services that are furnished by a provider that is qualified to furnish these services and are needed to evaluate or stabilize an emergency medical condition.

1)
An emergency medical condition means a medical or mental health condition manifesting itself by acute symptoms of sufficient severity (including severe pain) that a prudent layperson, who possesses an average knowledge of health and medicine, could reasonably expect the absence of immediate medical attention to result in the following:

•	Placing the physical or mental health of the individual (or, with respect to a pregnant woman, the health of the woman or her unborn child) in serious jeopardy;
•	Serious impairment to bodily functions;
•	Serious dysfunction of any bodily organ or part;
•	Serious harm to self or others due to an alcohol or drug abuse emergency;
•	Injury to self or bodily harm to others; or
•
With respect to a pregnant woman having contractions: (1) that there is inadequate time to effect a safe transfer to another hospital before delivery, or (2) that transfer may pose a threat to the health or safety of the woman or the unborn.

2)
Post-stabilization care services means covered services, related to an emergency medical condition that are provided after a member is stabilized in order to maintain the stabilized conditions or to improve or resolve the member’s condition.

v.
Early Periodic Screening, Diagnosis, and Treatment Services: The Omnibus Budget Reconciliation Act of 1989 (OBRA-89) mandated that Medicaid cover all medically necessary services listed in Section 1905 (a) of the Social Security Act to children from birth through age 20. In Missouri, this program is known as the Healthy Children and Youth (HCY) Program. In accordance with the health plan’s written policies and procedures, the health plan shall conduct outreach and education of children eligible for the HCY/EPSDT program, provide the full HCY/EPSDT services to all eligible children and young adults under the age of 21, and conduct and document well child visits (screenings) using the State HCY/EPSDT screening form as amended. (The HCY screening form may be found on the Internet at: http://manuals.momed.com/ Look under Missouri Medicaid Provider Manuals, Forms, List of Forms, Healthy Children and Youth Screening [HCY Screening].) The health plan shall provide the full scope of HCY/EPSDT services in accordance with the following:

1)
The health plan shall conduct HCY/EPSDT well child visits on all eligible members under age twenty-one (21) to identify health and developmental problems. The state agency recognizes that the decision to not have a child screened is the right of the parent or guardian of the child. For those children that have not had well child visits in accordance with the periodicity schedule established by the state agency, the health plan shall document its outreach and educational efforts to the parent or guardian informing them of the importance of well child visits, that a well child visits is due, that appointment scheduling assistance is available, and that transportation (except to those children with ME Codes 71-75) is available. (The current periodicity schedule is contained in Attachment 3.) The health plan shall follow the MC+ fee-for-service policies for recognition of completion of all components of a full medical HCY/EPSDT well child visit service. A full HCY/EPSDT well child visits includes all of the components listed below. A partial well child visit includes the first six (6) components listed below. The last three (3) components are individual screens. An interperiodic screen is defined as any encounter with a health care professional acting within his or her scope of practice.

•	A comprehensive health and developmental history including assessment of both physical and mental health developments;

•	A comprehensive unclothed physical exam;

•	Health education (including anticipatory guidance);

•	Laboratory tests as indicated (appropriate according to age and health history unless medically contraindicated);

•	Appropriate immunizations according to age;

•
Verbal lead assessment beginning at age six (6) months and continuing through age seventy-two (72) months. Blood level testing is mandatory at twelve (12) and twenty-four (24) months or annually if residing in a high-risk area of Missouri as defined by Department of Health and Senior Services regulation 19 CSR 20-8.030;

•	Vision screening;

•	Hearing screening;

•
Dental screening (oral exam by primary care provider as part of comprehensive exam). Recommended that preventive dental services begin at age six (6) through twelve (12) months and be repeated every six (6) months.

2)
If a suspected problem is detected during a well child visit, the child must be evaluated as necessary, using the required assessment protocol, for further diagnosis. This diagnosis is used to determine treatment needs.

3)
HCY/EPSDT requires coverage for all follow-up diagnostic and treatment services deemed medically necessary to ameliorate or correct a problem discovered during an HCY/EPSDT well child visits. Such medically necessary diagnosis and treatment services must be provided as long as they are Medicaid covered services as defined in the Social Security Act.

4)	The health plan shall establish a tracking system that provides information on compliance with HCY/EPSDT service provision requirements in the following areas:

•	Initial visit for newborns. The initial HCY/EPSDT well child visits shall be the newborn physical exam in the hospital.

•	Preventive pediatric visits according to the periodicity schedule inclusive of a verbal lead assessment and blood lead tests.

•	Diagnosis and/or treatment, or other referrals in accordance with HCY/EPSDT well child visit results.

•	The health plan shall ensure that the tracking system generates information consistent with the requirements regarding encounter data as specified elsewhere herein.

5)
The health plan shall have an established process for reminders, follow-ups, and outreach to members. This process shall include, but not be limited to, notifying the parent(s) or guardian(s) of children of the needs and scheduling of periodic well child visits according to the periodicity schedule. The health plan shall provide assistance to new members in accessing HCY/EPSDT well child visit services within ninety (90) calendar days of health plan enrollment. The health plan shall provide assistance to members in accessing subsequent HCY/EPSDT well child visits in accordance with the periodicity schedule. At the time of notification, the health plan shall offer transportation and scheduling assistance if necessary. For members with ME Codes 71 through 75, non-emergency medical transportation is not a covered benefit.

6)	The health plan should seek innovative, cooperative ways to enhance care coordination and delivery of HCY/EPSDT. This may include the use of a standardized data base system among health plans.

7)
The health plan shall report HCY/EPSDT well child visits through encounter data submissions in accordance with the requirements regarding encounter data as specified elsewhere herein. The state agency shall use such encounter data submissions and other data sources to determine health plan compliance with CMS requirements that 80 percent of eligible members under the age of twenty-one are receiving HCY/EPSDT well child visits in accordance with the periodicity schedule. The state agency shall use the participant ratio as calculated using the CMS 416 methodology for measuring the health plan’s performance.

•
The health plan shall report HCY/EPSDT well child visits in accordance with the appropriate well child visits codes established by the state agency. HCY/EPSDT screening codes are identified in MC+ Managed Care Policy Statements. Services not reported as HCY/EPSDT well child visits in accordance with the appropriate codes will not be counted toward the health plan's participant ratio.

•	In the event the state agency uses other data sources submitted by the health plan, the health plan shall certify the data provided.

a.	The data must be certified by one of the following:

1)	The health plan’s Chief Executive Officer.
2)	The health plan’s Chief Financial Officer.
3)	An individual who has delegated authority to sign for, and who reports directly to, the health plan’s Chief Executive Officer or Chief Financial Officer.

b.	The certification must attest, based on best knowledge, information, and belief, as to the accuracy, completeness, and truthfulness of the data.

c.	The health plan must submit the certification concurrently with the data.

w.	Mental health and substance abuse services:

1)
For children covered under MC+ managed care within Category of Aid 4, mental health and substance abuse services, if medically necessary, shall not be the financial responsibility of the health plan and shall be provided in accordance with the requirements regarding coordination with services not included in the comprehensive benefit package as specified elsewhere herein.

•
For inpatients with dual diagnoses (physical and mental), the health plan shall be financially responsible for all inpatient hospital days if the primary, secondary, or tertiary diagnosis is a combination of physical and mental health. These admissions are subject to the prior authorization and concurrent review process identified by the health plan.

2)
All other members shall receive all medically necessary mental health and substance abuse services included in the comprehensive benefit package. The state agency, in conjunction with the Department of Mental Health, has developed community-based services with an emphasis on the least restrictive setting. The health plan shall consider, when appropriate, using such services in lieu of using an out-of-home placement setting for members.

3)	With the member’s or the member’s parent/guardian’s consent, the health plan shall notify the member's primary care provider when a member is admitted for mental health or substance abuse services.

4)
The health plan shall have protocols for coordinating the diagnosis, treatment, and care between primary care providers and mental health and substance abuse providers which include the expected response time for consults between primary care providers and mental health and substance abuse providers.

5)	Services shall include, but not be limited to:

•	Inpatient hospitalization, when provided by acute hospital, private or state psychiatric hospital.

•
Outpatient services when provided by a licensed psychiatrist, licensed psychologist, licensed clinical social worker, provisional licensed clinical social worker, licensed counselor, provisional licensed professional counselor, licensed psychiatric advanced practice nurse, licensed home health psychiatric nurse, or state certified mental health or substance abuse program. These services must include outreach efforts on an as needed basis that recognize the unique mental health challenges of some members. These efforts may include phone contacts and home visits.

•
Crisis intervention/access services, which may include the provision of a 24-hour hotline staffed by qualified mental health professionals and qualified substance abuse counselors providing intake, evaluation and referral services, including services that are alternatives to out of the home placements and mobile crisis teams for on-site interventions.

•	Alternative services which are reasonable, cost effective, and related to the member's treatment plan.

6)	The health plan is responsible for payment of mental health and substance abuse services defined herein that are court ordered, 96 hour detentions, and for involuntary commitments.

7)
Mental Health and Substance Abuse Services: To ensure the continuity of care and the transition of members who have received mental health and substance abuse services from an out-of-network provider prior to enrollment with the health plan, the state agency encourages the out-of network provider to contact the health plan to make transition arrangements with the health plan. Upon enrollment, the health plan shall transition the member and provide the immediate continuation of mental health and substance abuse services. The health plan shall authorize out-of-network providers to continue ongoing mental health and substance abuse treatment, services, items, and prescriptions for new members until such time as the new member has been transferred appropriately to the care of an in-network provider.

•
If the member transferred from an out-of-network provider to an in-network provider, the health plan shall secure the member's mental health and substance abuse medical records from the out-of-network provider. The health plan shall pay rates comparable to Medicaid, unless otherwise negotiated, to obtain these records.

•
Mental Health Out-of-Network Referrals: If the health plan believes that a child or youth may require residential services in order to receive appropriate care and treatment for a serious emotional disorder, the health plan may apply to the Missouri Division of Comprehensive Psychiatric Services (CPS) for placement in accordance with the MC+ managed care policy statement titled, Mental Health and Substance Abuse Fee-For-Service Coordination.

•	Services provided by a Community Psychiatric Rehabilitation provider shall be reimbursed by the state agency on a fee-for-service basis according to the terms and conditions of the Medicaid program.

•	Targeted case management services for mental health services shall be reimbursed by the state agency on a fee-for-service basis according to the terms and conditions of the Medicaid program.

Harmony Behavioral understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.7.1. It is the policy of Harmony Behavioral Health, Inc. to ensure minimal or no disruption of treatment for enrollees requiring transition of care and services from the current fee for service to HMO-based managed behavioral health care under the management of Harmony Behavioral Health and its provider network. Harmony Behavioral Health shall adhere to the state of Missouri requirements for transitioning members from out-of-network providers. Harmony Behavioral Health will assist in coordination and transition of care and services to Harmony network providers according to the policy.

x.
Transplant Related Services: The health plan shall permit and authorize and shall be financially responsible for any inpatient, outpatient, physician, and related support services including presurgery assessment/evaluation prior to the date of the actual bone marrow/stem cell or solid organ transplant surgery. The bone marrow/stem cell or solid organ transplant will be prior authorized by the state agency and must be performed at a state agency’s approved transplant facility in accordance with the MC+ members’ freedom of choice. The health plan shall be responsible for pre-transplant and post-transplant follow-up care and immuno-suppressive pharmacy products prescribed after the inpatient transplant discharge. To ensure continuity of care, the health plan must permit and authorize follow-up services and the health plan shall be responsible for the reimbursement of such services. The primary care provider must be allowed to refer a transplant patient to the performing transplant facility for follow-up transplant care. Reimbursement to out-of-network providers of transplant support services must be no less than the current Medicaid program rates in effect at the time of the services.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.7.1 and subparagraphs a-x.

2.7.2
The health plan shall include all the services specified in the comprehensive benefit package with the exception of non-emergency medical transportation (NEMT), for uninsured children in ME Codes 71 through 75 (Refer to Attachment 1, COA 5).

Harmony Health Plan understands and will provide all covered services specified in the comprehensive benefit package as set forth in RFP B3Z06118 Attachment 1, COA 5.

2.7.3
In addition to the services listed in the Comprehensive Benefit Package, herein, the health plan shall include the following additional services for children under 21 years of age and pregnant women with ME codes 18, 43, 44, 45, and 61.

a.
Dental Services (Dental services for pregnant women age 21 and over with ME codes 18, 43, 44, 45, and 61 shall be limited to dentures and services related to trauma to the mouth, jaw, teeth or other contiguous sites as a result of injury. Services to prepare the mouth for dentures, such as examinations, X-rays, or extractions will not be covered by the health plan. Ancillary denture services such as relining, rebasing, and repairs will not be covered by the health plan. All other Medicaid State Plan dental services for these pregnant women are covered through the Fee For Service Program);

b.	Hearing aids and related services;

c.
Optical services (Pregnant women age 21 and over with ME codes 18, 43, 44, 45, and 61 do not receive eyeglasses except for one pair following cataract surgery. Eye glasses for these pregnant women are covered through the Fee-For-Service program);

d.	Comprehensive Day Rehabilitation (for certain persons with disabling impairments as the result of a traumatic head injury);

e.
Durable medical equipment (including but not limited to: orthotic devices, artificial larynx, enteral and parenteral nutrition, walkers, wheelchair accessories and batteries, CPAP, BiPAP, and nebulizers);

f.	Diabetes self management training for persons with gestational, Type I or Type II diabetes;

g.	Podiatry services.

Harmony Health Plan understands and will provide those services set forth in RFP B3Z06118 paragraph 2.7.3 and subparagraphs a-g.

2.7.4
Medically Necessary: The health plan shall determine whether or not a service(s) furnished or proposed to be furnished is (are) reasonable and medically necessary for the prevention, diagnosis or treatment of a physical or mental illness or injury; to achieve age appropriate growth and development; to minimize the progression of disability; or to attain, maintain or regain functional capacity; in accordance with accepted standards of practice in the medical community of the area in which the physical or mental health services are rendered; and service(s) could not have been omitted without adversely affecting the member's condition or the quality of medical care rendered; and service(s) is (are) furnished in the most appropriate setting. Services must be sufficient in amount, duration, and scope to reasonably achieve their purpose and may only be limited by medical necessity.

a.
In reference to medically necessary care, mental health services shall be provided in accordance with a process of mental health assessment that accurately determines the clinical condition of the member and the acceptable standards of practice for such clinical conditions. The process of mental health assessment shall include distinct criteria for children and adolescents.

b.
The Omnibus Budget Reconciliation Act of 1989 (OBRA-89) mandated that Medicaid provide medically necessary services to children from birth through age 20, which are necessary to treat or ameliorate defects, physical or mental illness, or conditions identified by an HCY/EPSDT screen. Services must be sufficient in amount, duration, and scope to reasonably achieve their purpose and may only be limited by medical necessity.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.7. 4 and subparagraphs a and b.

2.8	Multilingual Services:

2.8.1
During the enrollment process, members shall be asked if English is their main language. If English is not the member’s main language, the member shall be asked to identify that language. The information gathered by the state agency shall be shared with the health plan.

Harmony Health Plan understands process set forth in RFP B3Z06118 paragraph 2.8.1.

2.8.2
The health plan shall make interpreter services available as necessary to ensure that members are able to communicate with the health plan and providers and receive covered benefits. The health plan shall use certified interpreters. The health plan shall inform members of the availability of interpreter services. If the health plan has more than two hundred (200) members or five (5) percent of its program membership (whichever is less) who speak a single language other than English as a primary language, the health plan shall make available general services and materials, such as the health plan’s member handbook in that language.

Harmony Health Plan understands requirements set forth in RFP B3Z06118 paragraph 2.8.2. Harmony provides interpretive services for its members with limited English-proficiency or sensory of speech impairments. Harmony’s criteria for obtaining services include assertions that the interpreter has a familiarity with medical or other specialized terminology and the ethic of interpreting. Harmony seeks interpreters through hospitals and other organizations that require certification.

Additionally, Harmony’s member services help line offers a dedicated phone queue for Spanish speaking members. The phone queue is accessed through an automated routing system with phone scripts recorded in Spanish. The Customer Service help line utilizes AT&T’s Language line to communicate with other non-English or limited English proficient members.

Harmony shall make available all member communications and materials, such as the member handbook and member newsletters, in the prevalent language as determined by the requirements within this section.

2.8.3
In addition, the health plan shall develop appropriate methods for communicating with visual and hearing impaired members and accommodating the physically disabled. The health plan shall offer members standard materials, such as the member handbook and enrollment materials in alternative formats (i.e., large print, Braille, cassette, and diskette) immediately upon request from members with sensory impairments.

Harmony Health Plan understands requirements set forth in RFP B3Z06118 paragraph 2.8.3. Harmony’s Customer Service department utilizes Telecommunications Device for the Deaf (TDD) to communicate with hearing impaired members. Harmony shall make available all member communications and materials, such as the member handbook and member newsletters, in alternate language formats as determined by the requirements within this section.

2.9	Member Services:

2.9.1
Member Services Staff: The health plan shall provide adequately trained member services staff to operate at least nine (9) consecutive hours during the hours of 7:00 a.m. through 7:00 p.m. (i.e., 8:00 a.m. through 5:00 p.m.), Monday through Friday. The health plan may observe State designated holidays or the holidays designated in its awarded proposal for its operation of member services. The health plan’s member services staff shall be responsible for the following:

a.
Explaining the operation of the health plan and assisting members in the selection of a primary care provider. Educating the family about managed care including the way services typically are accessed under managed care and the role of the primary care provider.

b.	Specifying member’s rights and responsibilities.

c.	Explaining covered benefits.

d.	Assisting members to make appointments and obtain services.

e.	Arranging medically necessary transportation for members.

f.	Handling, recording, and tracking member inquiries promptly and timely.

g.
The health plan’s member services staff must have available a complete and up-to-date list of the in-network providers in the health plan provider network. The health plan shall have a policy and procedure for regularly updating the provider listing. Member services staff must provide the following information to members requesting the names of providers:

1)	Whether the provider currently participates in the health plan;

2)	Whether the provider is currently accepting new patients; and

3)	Any restrictions on services, including any referral or prior authorization requirements the member must meet to obtain services from the provider.

h.	The health plan’s member services staff shall be trained on fraud and abuse policies and procedures.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.9.1 and subparagraphs a-h.

Harmony’s member help line is an integral component of the Customer Service Department because it is the foundation of Harmony’s relationship with its customers in the community and is the first-line contact between the plan and its customers. Harmony encourages its customers to contact the helpline as a first resource in seeking answers to questions or concerns about the plan.

Harmony help line provides a live voice 24 hours a day, seven days a week. The member help line is staffed by Customer Service Representatives on business days from 8:00 a.m. to 5:00 pm CST. Primary Care Net provides Harmony’s after hour coverage, through the 24 hour NurseLink service. Harmony recognizes the following holidays for 2006; New Year’s Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, Day after Thanksgiving and Christmas Day.

Upon enrollment new member materials are mailed out to new members containing Harmony’s Member Services help line number. In addition to the mailing, welcome calls are also made to new members of the plan. Once Harmony sends out new member materials to the new members on the membership rosters, Member Services staff will attempt to follow up with each new member. The purpose of the call is to welcome the new member to the plan, make sure the member received his/her new member materials packet, verify member’s personal information including phone number and address, describe the basic components of the plan and answer any questions the member may have.

Harmony will also issue a quarterly newsletter to its members that provide updates related to covered services, access to providers and updated policies and procedures. Also included in the newsletters will be health education materials. Harmony’s Disease Management program will periodically send information to members as warranted by their condition.

Harmony’s also has a Health Information Library that provides members with free access to information on many health related topics. The service is confidential which makes patients more comfortable accessing the service.

Prior to accepting calls associated with Missouri Medicaid program, all representatives will go through a formal training program detailing the benefits, covered services, and policy and procedures associated with the product. Representatives will also have at their disposal training material to reference while speaking with members or providers. New representatives hired after the formal training program will receive training in the following manner. Each Customer Service Representative is provided with training prior to answering member calls. The representatives also receives training materials with written documentation for handling incoming calls. The training program includes education on member or provider policies and procedures, Harmony plan and benefit information and training on the MIS system for call tracking.

Policy and procedures will be updated as necessary to respond to the specific requirements of the Medicaid program. During training, each representative also has side-by-side training with multiple representatives to gain exposure to the types of calls and typical responses to calls. Representatives are trained to respond to the following situations; (1) questions about covered services; (2) PCP change requests; (3) identification of patient conditions that could benefit from case management; (4) access to care issue; (5) member complaints and grievances; (6) disenrollment requests; (7) potential fraud and abuse, (8) claim inquiries and (9) member eligibility questions.

2.9.2
Toll-Free Telephone Number: The health plan shall maintain a toll-free member services telephone number. The toll-free member services telephone or other toll-free voice and telecommunications device for the deaf members must be staffed twenty-four (24) hours per day to provide needed authorization of services during evenings and weekends and holidays.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.9.2. Harmony maintains a toll-free Customer Service telephone number. The phone system directly connects its members to Primary Care Network’s 24-hour NurseLink service for live after hours phone coverage. Harmony contracts with Primary Care Network (PCN) to provide 24-hour service for members who are unsuccessful reaching their provider and who need assistance in seeking medical care after normal business hours. Members contacting this service speak with a registered nurse (a physician is available if needed) who is trained to handle urgent health-related calls, including emergency situations. This service provides members with 24-hour telephone-based information, clinical assessments, triage, health counseling, and referral services. PCN also services members who require medical care when they are outside the service area by identifying an area provider who can render care until the member returns to the Plan service area. In addition, PCN provides physicians, pharmacies and Harmony members with a number to call after hours when there are questions concerning health services delivery that cannot wait until the next business day. Harmony’s NurseLink has translation services and TTY capability.

2.10	Provider Services:

2.10.1
Provider Services Staff: The health plan shall provide adequately trained provider services staff to operate at least nine (9) consecutive hours during the hours of 7:00 a.m. through 7:00 p.m. (i.e., 8:00 a.m. through 5:00 p.m.) Monday through Friday. The health plan may observe State designated holidays or the holidays designated in its awarded proposal for its operation of provider services. If the health plan observes holidays different than the State’s, the health plan must obtain the prior written approval of the state agency.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.10.1.

Harmony’s provider help lines are integral components of the Customer Service Department. Harmony encourages its providers to contact the helpline as a first resource in seeking answers to questions or concerns about the plan.

The provider help lines are staffed by Provider Service Representatives on business days from 8:00 a.m. to 5:00 pm CST. Primary Care Net provides Harmony’s after hour coverage, through the 24 hour NurseLink service. Harmony recognizes the following holidays for 2006; New Year’s Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, Day after Thanksgiving and Christmas Day.

2.10.2	The health plan’s provider services staff shall be responsible for the following:

a.	Establishing a mechanism by which providers may determine in a timely manner whether a member is covered by the health plan and the member’s primary care provider assignment;

b.	Educating providers on the above mechanism’s use;

c.	Educating and assisting providers with the health plan service accessibility standards including but not limited to prior authorization, denial, and referral procedures;

d.	Educating and assisting providers with claims submission and payment procedures;

e.	Educating providers about conditions under which members may directly access services including, but not limited to, mental health and substance abuse, family planning, and public health services;

f.	Educating providers about how a member can access emergency care and after-hour services;

g.	Educating providers about pharmacy benefits and formulary guidelines; and

h.	Handling provider inquiries and complaints.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.10.2 and subparagraphs a-h.

Upon signing a contract, providers will receive a provider manual that educates and informs providers about Harmony’s processes and procedures. A Provider Service Representative will review the manual with the physician and staff to ensure they are aware of Harmony’s expectations. Harmony also sends a periodic newsletter to its providers. Provider Service Representatives also periodically visit providers to ensure a good working relationship and that all policies and procedures are being adhered to.

Prior to accepting calls from providers associated with Missouri MC+ managed care program, all representatives will go through a formal training program detailing the benefits, covered services, and policy and procedures associated with the product. Representatives will also have at their disposal training material to reference while speaking with providers. The representatives also receives training materials with written documentation for handling incoming calls. The training program includes education on member or provider policies and procedures, Harmony plan and benefit information and training on the MIS system for call tracking.

Policy and procedures will be updated as necessary to respond to the specific requirements of the Missouri MC+ managed care program. During training, each representative also has side-by-side training with multiple representatives to gain exposure to the types of calls and typical responses to calls. Representatives are trained to respond to the following situations; (1) questions about covered services; (2) PCP change requests; (3) identification of patient conditions that could benefit from case management; (4) access to care issue; (5) member complaints and grievances; (6) disenrollment requests; (7) potential fraud and abuse, (8) claim inquiries and (9) member eligibility questions.

2.10.3
The health plan shall develop, distribute, and maintain a provider manual. The health plan shall obtain and document the approval of the provider manual by the health plan’s Medicaid Plan Administrator and Medical Director and shall review the provider manual at least annually and maintain documentation verifying such. The health plan shall issue a copy of the provider manual to providers at the time of inclusion in the provider network, and shall educate the provider as to its full content and usage.

a.	At a minimum, the provider manual shall contain, sections regarding:

1)	Specific covered health services for which the provider shall be responsible, including any limitations or conditions on services;

2)	Claims submission instructions and the procedure for review of denied claims;

3)	Prior authorization procedures, and referral procedures including exceptions, second, or third opinions;

4)	Primary care provider responsibilities;

5)	Specialist/ancillary provider responsibilities;

6)	Provider complaint, grievance, and appeal processes;

•	Any State-determined provider appeal rights to challenge the failure of the health plan to cover a service.

7)	Member Grievance System;

•	The member’s right to file grievances and appeals and their requirements and timeframes for filing;
•	The availability of assistance in filing;
•	The toll-free numbers to file oral grievances and appeals;
•
The member’s right to request continuation of benefits during an appeal or State fair hearing filing and, if the health plan’s action is upheld in a hearing, the member may be liable for the cost of any continued benefits.

•	The member’s right to a state fair hearing, how to obtain a hearing, and representation rules at a hearing;

(a)	A member may request a State fair hearing within 90 calendar days from the health plan’s notice of action.

(b)	The State must reach its decisions within the specified timeframes:

1)
Standard resolution: within 90 calendar days of the date the member filed the appeal with the health plan if the member filed initially with the health plan (excluding the days the member took to subsequently file for a State fair hearing) or the date the member filed for direct access to a State fair hearing.

2)	Expedited resolution (if the appeal was heard first through the health plan appeal process): within 3 working days from the state agency’s receipt of a hearing request for a denial of a service that:

•	Meets the criteria for an expedited appeal process but was not resolved using the health plan’s expedited appeal timeframes, or
•	Was resolved wholly or partially adversely to the member using the health plan’s expedited appeal timeframes.
3)
Expedited resolution (if the appeal was made directly to the State Fair Hearing process without accessing the health plan appeal process): within 3 working days from the state agency’s receipt of a hearing request for a denial of a service that meets the criteria for an expedited appeal process.

8)	Procedure for obtaining member eligibility status;

9)	Appointment/access standards;

10)	Multilingual and TDD availability;

11)	Quality Assessment and Improvement;

12)	Provider Credentialing;

13)	Management and retention of medical records;

14)	Confidentiality;

15)	Advance directives; and

16)	Fraud and abuse guidelines.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.10.3 and subparagraph a.

2.10.4	The health plan shall supply the state agency with the federal tax identification number and professional license number of each provider performing services for the health plan.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.10.4.

2.10.5	The health plan should specify in writing the following to out-of-network providers at the time a service is approved to be performed by the out-of-network provider:

a.	Claims submission instructions and the procedure for review of denied claims;

b.	Prior authorization procedures and referral procedures including exceptions, second, or third opinions;

c.	Provider complaint, grievance, and appeal procedures;

1)	Any State-determined provider appeal rights to challenge the failure of the health plan to cover a service.

d.	Member Grievance System;

•	The member’s right to file grievances and appeals and their requirements and timeframes for filing;
•	The availability of assistance in filing;
•	The toll-free numbers to file oral grievances and appeals;
•
The member’s right to request continuation of benefits during an appeal or State fair hearing filing and, if the health plan’s action is upheld in a hearing, the member may be liable for the cost of any continued benefits.

•	The member’s right to a state fair hearing, how to obtain a hearing, and representation rules at a hearing;

(a)	A member may request a State fair hearing within 90 calendar days from the health plan’s notice of action.
(b)	The State must reach its decisions within the specified timeframes:

1)
Standard resolution: within 90 calendar days of the date the member filed the appeal with the health plan if the member filed initially with the health plan (excluding the days the member took to subsequently file for a State fair hearing) or the date the member filed for direct access to a State fair hearing.

2)	Expedited resolution (if the appeal was heard first through the health plan appeal process): within 3 working days from the state agency’s receipt of a hearing request for a denial of a service that:

•	Meets the criteria for an expedited appeal process but was not resolved using the health plan’s expedited appeal timeframes, or
•	Was resolved wholly or partially adversely to the member using the health plan’s expedited appeal timeframes.

3)
Expedited resolution (if the appeal was made directly to the State Fair Hearing process without accessing the health plan appeal process): within 3 working days from the state agency’s receipt of a hearing request for a denial of a service that meets the criteria for an expedited appeal process.

e.	Procedure for obtaining member eligibility status;

f.	Multilingual and TDD availability; and

g.	Confidentiality.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.10.5 and subparagraphs a - g.

2.11	Release for Ethical Reasons:

2.11.1	As a condition to participating in, or contracting with the health plan, the health plan may not:

a.	Require a provider to perform any treatment or procedure which is contrary to the provider's conscience, religious beliefs, or ethical principles or policies; or

b.	Prohibit a provider from making a referral to another health care provider licensed to provide care appropriate to the member's medical condition.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.11.1.

2.11.2
The health plan shall have a process by which the provider may refer a member to another health care provider licensed to provide care appropriate to the member's medical condition or withdraw from the case and the health plan shall assign the member to another provider licensed to provide care appropriate to the member's medical condition.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.11.2. Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Item 6 for Referrals to Non-Contracted Providers Policy and Procedure.  This policy and procedure may be updated from time to time, but shall remain compliant with DSS standards

2.11.3
A health plan that is otherwise required to provide, reimburse for, or provide coverage of, a counseling or referral service because of the requirement herein may object to the service on moral or religious grounds. If the health plan objects to service on moral or religious grounds, the health plan must notify the state agency. Additionally, the health plan shall notify the state agency whenever the health plan adopts the policy during the term of the contract. The health plan agrees that such an objection and subsequent release from providing, reimbursing for, or providing coverage of, a counseling or referral service shall result in a reduction to the applicable capitation rates paid to the health plan to reflect such a release as outlined in paragraph 2.28.4.

a.	Information to potential members must be provided prior to enrollment regarding the health plan's release of provision of such service.
b.	The health plan shall be required to notify its members 30 calendar days prior to any change in its policy regarding coverage of a counseling or referral service.
c.	The health plan shall be required to notify its members of how and where to obtain the service.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.11.3 and subparagraphs a-c.

Harmony does not object to any services based on moral or religious grounds, and therefore does not seek a release from providing coverage for any services included in the Comprehensive Benefit Package.

2.12	Coordination With Services not Included in the Comprehensive Benefit Package:

The health plan is not obligated to provide or pay for any services not included in the comprehensive benefit package. However, the health plan must perform care coordination of covered services with services not included within the comprehensive benefit package. These services include, but are not limited to, the following:

2.12.1	School Based Services:

a.
When communities and school boards agree, schools may operate school based clinics to address unmet medical needs of children. The state agency supports the efforts of such communities. The health plan shall perform care coordination with school based clinic services with comprehensive benefit services that are the responsibility of the health plan. In addition, the health plan shall have a written process for coordination and collaboration with school based clinics.

b.
The health plan shall not be financially liable for physical therapy (PT), occupational therapy (OT), or speech therapy (ST) included in an Individualized Family Service Plan (IFSP) developed under the First Steps Program or included in an Individual Education Plan (IEP) developed by the public school. First Steps is an early intervention program required by the Individuals with Disabilities Education Act (IDEA) - Part C (34 CFR 303 Early Intervention Program for Infants and Toddlers with Disabilities) which also defines the IFSP. IEP services are required by the IDEA Part B (34 CFR 300 and 301). IFSPs and IEPs will include therapies which are needed due to developmental and educational needs. The health plan shall be responsible for all other medically necessary therapy services that are not identified in an IEP or IFSP including maintenance and developmental therapy. The health plan shall be financially responsible for all other Medicaid reimbursable services identified in the IFSP or IEP and are medically necessary. The health plan shall be responsible for medically necessary equipment and supplies used in connection with PT, OT, and ST services for all members. Equipment and supplies are covered as a Durable Medical Equipment benefit. The health plan shall not delay the provision of therapies that are medically necessary pending completion of the IFSP or IEP.

1)
The First Steps program serves children from birth to age three (3) who are developmentally delayed or have diagnosed conditions associated with developmental disabilities. Enrollment in the First Steps program is voluntary at the choice of the child's parent or guardian. The intent of the program is, through early detection and intervention, to improve functioning or decrease deterioration in order to better prepare the child to participate in school. The Missouri Department of Elementary and Secondary Education (DESE) operates the First Steps program. Service Coordinators who contract with DESE are responsible for determining program eligibility. A multi-disciplinary team determines the child's service needs including if medical treatment is needed. The team shall include the child's physician. With the parent/guardian consent, the health plan shall refer children who are potentially eligible for First Steps services to the local First Steps office (System Point of Entry) or call the state-wide toll-free number, 866-583-2392, to make a referral.

2)	The health plan shall have written policies and procedures for promptly transferring medical and developmental data and for coordinating ongoing care with special education services.

c.
Parents as Teachers (PAT) is a home-school-community partnership which supports parents in their role as their child’s first and most influential teachers. Every parent of a child age 5 or under is eligible for PAT, regardless of income. PAT services include personal visits from certified parent educators, group meetings, developmental screenings, and connections with other community resources from the time the child is born until he/she enters kindergarten.

1)
PAT programs collaborate with other agencies and programs to meet families’ needs, including Head Start, First Steps, the Women Infants and Children Program (nutrition services), local health departments, the Family Support Division, etc. Independent evaluations of PAT show that children served by this program are significantly more advanced in language development, problem solving, and social development at age 3 than comparison children, 99.5% of participating families are free of abuse or neglect, and early gains are maintained in elementary school, based on standardized tests.

2)
The PAT program is administered at the local level by each public school district in the state of Missouri. Families interested in PAT may contact their local district directly. PAT also accepts referrals from other sources including medical providers. Providers who have contact with families with children age 5 and under are encouraged to refer those families to PAT. Additional information about PAT is available at the Department of Elementary and Secondary Education’s website at . (Look under programs, then Early Childhood Education, then Parents as Teachers.)

Harmony Health Plan understands and will comply with the requirements set forth in RFP B3Z06118 paragraph 2.12.1, subsections a-c.

2.12.2	Public Health Programs: Services offered by the Department of Health and Senior Services and local public health agencies and the method of reimbursement shall include:

a.
Environmental lead assessments for health plan children with elevated blood levels shall be reimbursed directly by the state agency on a fee-for-service basis according to the terms and conditions of the Medicaid program.

b.
State Public Health Laboratory Services to Members: In cases where the health plan is required by law to use the State Public Health Laboratories (e.g., metabolic testing for newborns) and in cases where the State Public Health Laboratory and Department of Health and Senior Services designated local public health agency laboratories perform tests, other than those services listed herein, on members for public health purposes, the laboratory shall be reimbursed directly by the state agency on a fee-for-service basis according to the terms and conditions of the Medicaid program, and such costs shall not be included in the Medicaid State plan capitated rates.

c.
Newborn Screening Collection Kits: According to RSMo 191.331, health care providers must purchase pre-paid newborn screening collection kits from the Department of Health and Senior Services. The Department of Health and Senior Services sells the kit to providers. When the provider submits a specimen to the State Department of Health and Senior Services Laboratory, the laboratory shall process the test, determine if the member is MC+ eligible, and bill the state agency for the test.

d.
Special Supplemental Nutrition for Women, Infants and Children (WIC) Program - Sections 1902(a)(11)(C) and 1902(a)(53) of the Social Security Act and Title 42, CFR 431.635 require coordination between the state agency and the WIC program. While WIC services are not the responsibility of the health plan, the in-network provider shall document and refer eligible members for WIC services. As part of the initial assessment of members, and as a part of the initial evaluation of newly pregnant women, the in-network providers shall provide and document the referral of pregnant, breast-feeding, or postpartum women, or a parent/guardian of a child under the age of five, as indicated, to the WIC Program. Upon contract award and upon request, the Department of Health and Senior Services shall provide the health plan with WIC program eligibility and referral criteria.

Harmony Health Plan understands and will comply with the requirements set forth in RFP B3Z06118 paragraph 2.12.2, subsections a-d.

2.12.3
Transplant Services: Solid organ and bone marrow/stem cell transplant services are not included in the comprehensive benefit package as covered benefits. These services will be delivered for all populations through separate arrangements. Transplant services are defined as the hospitalization from the date of transplant procedure until the date of discharge, including solid organ or bone marrow/stem cell procurement charges, and related physician services associated with both procurement and the transplant procedure. The health plan shall be responsible for any services before and after this admission, including the evaluation that may be related to the condition, even though these services may be delivered out-of-network.

a.
According to 42 CFR 431.51, Medicaid must insure freedom of choice of providers for services provided to Medicaid beneficiaries when those services are paid on a fee-for-service basis outside the health plan. When in-network providers identify a member as a potential transplant candidate, the member must be referred to a transplant facility of their choice without regard to health plan preference.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.12.3 and subparagraph a.

2.12.4
Comprehensive Substance Treatment Abuse and Rehabilitation (C-STAR) programs are carved out of the MC+ managed care program. Services provided by a C-STAR Medicaid provider shall be reimbursed by the state agency on a fee-for-service basis according to the terms and conditions of the Medicaid program. In order to ensure quality of care, the health plan and its mental health subcontractors shall maintain open and consistent dialogue with C-STAR providers. The health plan shall be responsible for care coordination of services included in the benefit package and C-STAR services in accordance with the MC+ managed care policy statement titled, Mental Health and Substance Abuse Fee-For-Service Coordination.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.12.4.

2.12.5
Mental Health Services for Category Of Aid 4: For children covered under the health plan within the COA 4 group, the health plan shall not be financially responsible for the following medically necessary mental health and substance abuse services:

a.
Inpatient Mental Health and Substance Abuse Services shall be any psychiatric stay in an acute care hospital, or in a private or State psychiatric hospital. The health plan primary care provider and the child's caseworker shall coordinate services. Admissions must be in accordance with established guidelines of the Department of Social Services in conjunction with the Department of Mental Health. The Department of Social Services in conjunction with the Department of Mental Health will determine the appropriateness of inpatient placement, appropriate facility, alternative placement, and psychiatric diversion. The state agency’s Medical Review Agency must certify medically necessary inpatient days for mental health and substance abuse services (billable on an inpatient hospital claim form) beyond the days deemed medically necessary for physical health.

b.
For inpatients with a dual diagnoses (physical and mental) identified at either admission or during the stay, the health plan shall be financially responsible for all inpatient hospital days if the primary, secondary, or tertiary diagnosis is a combination of physical and mental health. These admissions are subject to the health plan’s prior authorization and concurrent review process.

c.
Outpatient Mental Health and Substance Abuse Services are those services not provided in an inpatient setting. Examples of appropriate settings are outpatient facility, office, or clinic setting. These services must be provided by a licensed psychiatrist, licensed psychologist, licensed clinical social worker, provisional licensed clinical social worker, licensed counselor, provisional licensed professional counselor, licensed psychiatric advanced practice nurse, licensed home health psychiatric nurse, or state certified mental health or substance abuse program. The services will be provided subject to Medicaid program benefits and limitations.

Paragraph 2.12.5 d. revised by Amendment #002

d.
Comprehensive Community Support Services: Comprehensive Community Support Services are provided to children in the custody of the Children's Division and are found to have behavioral conditions which require rehabilitative services at a residential treatment or specialized foster care level of care or who are being discharged from these two treatment levels, and who require comprehensive community support services in order to maintain the rehabilitation treatment outcome in a less restrictive environment. The Children's Division identifies children in the custody of the Children's Division qualifying for these services and authorizes provision of comprehensive community support. Comprehensive community support services include any medical or remedial service reasonable and necessary for maximum reduction of a behavioral disability and restoration of the child to his or her best possible functional level. Examples include, but are not limited to: Intake, Assessment, Evaluation and Treatment Planning; Community Support; Specialized Sexual Abuse Treatment: 24-hour Crisis Intervention and Stabilization; Intensive In-Home Services; Medication Management and Monitoring; Day Treatment/Psychosocial Rehabilitation; Therapeutic Counseling or Consultation Services not Covered Separately through the HCY or Physician's Services Program,  Supported Independent Living and Transitional Living Services; and School-Based Behavioral Support Services not included in the IEP.   The services will be provided subject to Medicaid program benefits and limitations.  The health plan is not financially liable for comprehensive community support services.

Harmony Behavioral understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.12.5.

2.12.6
SAFE-CARE Exams: Sexual Assault Forensic Examination and Child Abuse Resource Education (SAFE-CARE) examinations and related diagnostic studies which ascertain the likelihood of sexual or physical abuse performed by SAFE-CARE trained providers shall continue to be reimbursed by the state agency on a fee-for-service basis according to the terms and conditions of the Medicaid program. The state agency shall define which services will continue to be reimbursed by the state agency on a fee-for-service basis according to the terms and conditions of the Medicaid program when performed or requested by a SAFE-CARE trained provider. Other medically necessary services may be ordered by the SAFE-CARE provider by referring to an in-network provider when possible. The health plan shall be responsible for these services, regardless whether the SAFE-CARE provider is in or out of the health plan network.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.12.6.

2.12.7
Pharmacy Services: Pharmacy services not included in the health plan’s awarded proposal shall be reimbursed by the state agency on a fee-for-service basis according to the terms and conditions of the Medicaid program.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.12.7.

2.12.8	Protease Inhibitors: Protease inhibitors shall be reimbursed by the state agency on a fee-for-service basis according to the terms and conditions of the Medicaid program.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.12.8.

2.12.9
Abortion Services: Abortion services subject to Medicaid program benefits and limitations shall continue to be reimbursed by the state agency on a fee-for-service basis according to the terms and conditions of the Medicaid program.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.12.9.

2.12.10
Mentally Retarded and Developmental Disabilities (MRDD) Waiver: Home and community based waiver services for persons in the MRDD waiver are carved out of the MC+ managed care program. The health plan shall be responsible for MC+ managed care covered services for MRDD waiver clients enrolled in MC+ managed care, unless specifically excluded. The health plan shall be responsible for care coordination of services included in the benefit package and the Home and Community based waiver. The state agency shall identify the MRDD Waiver participants to the health plan.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.12.10.

2.12.11
Home Birth Services: In accordance with the MC+ managed care home birth policy statement, if a member elects a home birth the member shall be disenrolled from MC+ managed care. The disenrolled member shall then receive services through the MC+ fee-for-service program for the home birth.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.12.11.

2.12.12
Services for Children in the Custody of the Jackson County Office of the Missouri Children’s Division: Under court order (G.L. v. Stangler, also called the Consent Decree), children in the custody of the Jackson County office of the Missouri Children’s Division (CD) and residing in Cass, Clay, Henry, Jackson, Johnson, Lafayette, Platte, Ray, or St. Clair counties have additional medical care requirements.

a.
In addition to the services outlined herein, the health plan shall provide the following services following the effective date of enrollment with the health plan. If the child is already enrolled with the health plan and enters custody, the health plan shall provide the following services from the time the child enters CD custody. The time frames for these examinations begin with the time and date the child enters CD custody.

1)
A physical examination within 36 hours. The 36 hour exam is due the next working day following entry into custody. (This shall be paid by Medicaid on a fee-for-service basis and arranged by CD if the child is not enrolled in a health plan at the time of entry into CD custody.) A complete physical examination may be replaced by partial physical examination if the CD caseworker and the provider agree that a complete physical examination is unnecessary, repetitive, or would cause undue stress for the child. If agreement is reached that a partial physical examination is adequate, the provider shall decide the scope of the partial physical examination. Agreement that a complete physical examination is not necessary shall be documented in the child’s medical record. In all cases, if a child is enrolled with the health plan prior to the 36-hour deadline, the health plan shall be responsible for providing the examination. If the health plan does not provide the examination, the health plan shall reimburse the provider that performs the examination in accordance with the current Medicaid fee schedule. CD, the Medical Case Management Agency, and the health plan shall work together to establish a notification process so that the health plan receives notification of the enrollment of a Consent Decree-covered child in a timely manner.

2)
Within 30 calendar days - Follow-up examinations recommended by the provider during the 36-hour examination; i.e.: hearing and eye exams, dental screens or a full HCY screen shall be done in accordance with the most recent periodicity schedule. A partial HCY screening may be administered if the child is current with his or her HCY screening schedule and the CD caseworker and provider agree that a full HCY screening is unnecessary, repetitive, or would cause undue stress for the child. If agreement is reached that a partial HCY screening is adequate, the provider shall decide the scope of the partial HCY screening. Agreement that a full HCY screening is not necessary shall be documented in the child’s medical record.

b.
Following the 30 calendar day screening requirements, the HCY schedule shall be followed for children up to five years of age with annual examinations after age five unless the child has physical health, mental health, or developmental health problems identified by the provider that require medically necessary treatment on a more frequent basis.

c.	The health plan shall be responsible for determinations regarding medically necessary treatments, medically necessary appointments, and medically necessary services.

d.
Consent Decree Medical Case Management: Children in the custody of the Jackson County office of the Missouri Children’s Division and residing in Jackson County also receive targeted medical case management services. Medical case management services are intended to facilitate access to medical services for the targeted children. Although this medical case management will be provided through a separate contract between the Department of Social Services and a Medical Case Management agency, the health plan shall provide the medical care required by the Consent Decree and all services specified herein for children in State custody. Per the Consent Decree, G.L. v. Stangler Amended Revised Operational Guide; March 14, 2002, and the contract with Medical Case Management agencies, children are followed at three different levels: Category 1, well children; Category 2, children with behavioral or mental health needs; and Category 3, children with medical needs. Children identified as Category 2 and Category 3 will remain in targeted medical case management during the entire time they are in custody. Category 1 children will be enrolled for targeted medical case management only during the first 30 calendar days of custody. The medical case management services provided by the Medical Case Management Agency include, but are not limited to:

1)	Promoting the effective and efficient access to comprehensive medical services for the targeted children,
2)	Facilitating the coordination of medical services,
3)	Maintaining confidential centralized files for each child,
4)	Assisting in the education of CD staff, caregivers, and health care providers regarding the child’s medical care,
5)	Providing information regarding the need for specialized health services,
6)	Coordinating and monitoring all primary and specialty care necessary for the child, and
7)	Ensuring that essential medical care received by the child complies with the Consent Decree, Part III.

e.
The health plan and providers shall cooperate with the Medical Case Management Agency in securing medical histories and providing medical records as required by the Consent Decree. The health plan shall allow case managers to file an appeal immediately (or within 12 hours if a concern arises after regular business hours) to the health plan’s MC+ Medical Director if a Consent Decree case managed child is denied services or has difficulty accessing services covered in the contract.

f.
The health plan shall designate a person within the health plan as a primary contact for CD staff, caregivers, and health care providers for issues involving these targeted children. The health plan shall also participate and attend medical oversight meetings.

Harmony Health Plan is not applying to the state to serve members in the western region at this time.

2.13
Second Opinion: Members have a right to second opinions from qualified health care professionals, and the health plan shall have policies and procedures for rendering second opinions both in-network and out-of-network when requested by a member. The health plan’s policies and procedures shall address whether there is a need for referral by the primary care provider or self-referral. The adequacy of these policies and procedures shall be examined during quality assessment reviews. Missouri Revised Statutes Section 208.152 states that certain elective surgical procedures require a second medical opinion be provided prior to the surgery. A third surgical opinion, provided by a third provider, shall be allowed if the second opinion fails to confirm the primary recommendation that there is a medical need for the specific surgical operation, and if the member desires the third opinion.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.13. Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Item 7 for Second Surgical/Medical Opinion Policy and Procedure.  This policy and procedure may be updated from time to time, but shall remain compliant with DSS standards.

2.14	Service Accessibility Standards:

2.14.1
Twenty-Four Hour Coverage: The health plan shall provide coverage to members on a twenty-four (24) hour per day, seven (7) day per week basis. The health plan shall have written policies and procedures describing how members and providers can contact the health plan to receive individual instruction or authorization for treatment of an emergent or urgent medical, mental health, or substance abuse problem and instruction regarding receiving care when the member is out of the health plan's geographic area. The health plan must make the policies and procedures available in an accessible format upon request. The health plan must provide for direct contact with qualified clinical staff through a toll-free member or provider services telephone number and a telecommunication device for the deaf telephone number. Recorded messages are not acceptable. The health plan shall provide an accommodation, if needed, to ensure all members equal access to twenty-four hour per day health care coverage.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.14.1. Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Item 3 for Authorization and Availability Policy and Procedure.  This policy and procedure may be updated from time to time, but shall remain compliant with DSS standards.

2.14.2	Prior Authorization:

a.	The health plan shall ensure that prior authorization requirements are not applied to emergency medical/mental health services as defined herein.

b.
The health plan shall specify, in writing, the procedures for prior authorization of non-emergency services and the time frames in which authorizations will be processed (approved or denied) and providers and members are notified.

c.
If the health plan requires a referral, assessment, or other requirement prior to the member accessing requested medical or mental health services, such requirements shall not be an impediment to the timely delivery of the medically necessary service. The health plan shall assist the member to make any necessary arrangements to fulfill such requirements (i.e., scheduling appointments, providing comprehensive lists of available providers, etc.). If such arrangements cannot be made timely, the requested services shall be approved.

d.	The health plan shall ensure that its prior authorization procedures meet the following minimum requirements:

1)	All appeals and denials must be reviewed by a professional with experience or expertise comparable to the provider requesting the authorization.

2)	There is a set of written criteria for review based on sound medical evidence that is updated regularly and consistently applied and for consultations with the requesting provider when appropriate.

3)	Reasons for decisions are clearly documented and assigned a prior authorization number which refers to and documents approvals and denials.

4)	Documentation shall be maintained on any alternative service(s) approved in lieu of the original request.

5)	There is a well-publicized review process for both providers and members.

6)
The review process is completed and communicated to the provider in a timely manner, as indicated below, or the denials shall be deemed approved. For the purpose of this section, “necessary information” includes the results of any face-to-face clinical evaluation or second opinion that may be required.

•	Approval or denial of non-emergency services when determined as such by emergency room staff shall be provided by the health plan within thirty (30) minutes of request.

•	Approval or denial shall be provided within twenty-four (24) hours of request for services determined to be urgent by the treating provider.

•
Approval or denial shall be provided within two (2) business days of obtaining all necessary information for routine services. The health plan shall notify the requesting provider within two business days following the receipt of the request of service regarding any additional information necessary to make a determination. In no case shall a health plan exceed fourteen (14) calendar days following the receipt of the request of service to provide approval or denial.

•	Involuntary detentions (96 hour detentions or court ordered detentions) or commitments shall not be prior authorized.

e.
The health plan shall ensure that members are not without necessary medical supplies, oxygen, nutrition, pharmaceutical products, etc., and must have written procedures for making an interim supply of an item available.

f.
The health plan shall ensure that the member's treatment regimens are not interrupted or delayed (i.e. physical, occupational, and speech therapy; psychological counseling; home health services; personal care, etc.) by the prior authorization process.

g.
If the health plan approves purchase of a custom or power wheelchair, eyeglasses, hearing aids, dentures (excluding orthodontic services), custom HCY/EPSDT equipment, augmentative communication devices placed within six months of approval, etc. which is delivered or placed after enrollment in the health plan ends, the health plan shall be responsible for payment.

h.
If the health plan requires prior authorization for pharmacy products, the health plan shall provide a response by telephone or other telecommunication device within 24 hours of a request for prior authorization. Approvals must be granted for claims meeting established criteria approved by the state. The state will approve criteria that follows accepted national guidelines for appropriate product use. The criteria shall be based on medical and clinical information and Missouri-specific data, consistent with the predetermined standards set by one or more of the following:

•	The American Hospital Formulary Service - Drug Information
•	The United States Pharmacopoeia Drug Information
•	Peer-reviewed medical literature.

Specific details describing pharmacy prior authorization and step therapy criteria shall be made available to prescribers upon request. Prescribers shall be informed of the availability of the criteria when a prescription is denied. The health plan shall provide for the dispensing of at least a 72-hour supply or a sufficient supply to the next business day of a drug product that requires prior authorization in an emergency situation.

i.
If the health plan prior authorizes health care services, the health plan shall not subsequently retract its authorization after the services have been provided, or reduce payment for an item or service unless:

•	The authorization is based on material misrepresentation or omission about the treated person’s health condition or the cause of the health condition; or
•	The health plan terminates before the health care services are provided; or
•	The covered person’s coverage under the health plan terminates before the health care services are provided.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.14.2 and subparagraphs a - i. Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Items 4, 5, 8 for policies and procedures on Service Authorization Decisions; Application of Criteria; and Inpatient Concurrent Review.  These policies and procedures may be updated from time to time, but shall remain compliant with DSS standards

2.14.3
Travel Distance: The health plan shall comply with travel distance standards as set forth by the Department of Insurance in 20 CSR 400-7.095 regarding Provider Network Adequacy Standards. For those providers not addressed under 20 CSR 400-7.095, the health plan shall ensure members have access to those providers within a reasonable travel distance. For those providers addressed under 20 CSR 400-7.095 but not applicable to the MC+ Managed Care Program (e.g. chiropractors), the health plan shall not be held accountable for the distance standards for those providers.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.14.3. Please refer to Appendix Binder, Tab 5, for the most current listing of providers with whom Harmony has executed Letters of Intent (LOI) or executed Letters of Agreement (LOA) with negotiated rates and/or executed contracts.

Harmony will monitor the adequacy of its provider network on an on-going basis. The Director of Network Contracting and Services will evaluate the provider network and make reports to the Executive Director. A formal evaluation and report will be completed periodically identifying areas that are less than adequate while the network is in the process of development. Geo access reports will be monitored for compliance and resolution of any deficiency identified will be monitored.

Additionally, Harmony may use information from member surveys, member complaints and access standards to determine if any deficiencies arise. Harmony will monitor the ratio of Medicaid members to PCP’s.

In specialties where Harmony could use additional providers, Harmony intends to continue contracting efforts in those specialties to make them more available to Harmony members. Furthermore, where continuation of care dictates that a non-network provider is necessary, Harmony has established policies and procedures to support this function.

Paragraph 2.14.4 revised by Amendment #002

2.14.4	Appointment Standards: For mental health and substance abuse services, aftercare appointments shall occur within seven (7) calendar days after hospital discharge.

a.
The average waiting times for primary care appointments shall not exceed one hour from scheduled appointment time. This includes time spent both in the lobby and in the examination room prior to being seen by a provider. Providers can be delayed when they "work in" urgent cases, when a serious problem is found, or when the member had an unknown need that requires more services or education than was described at the time the appointment was made.

b.	The health plan shall have procedures in place that ensure:

1)
Urgent care appointments for illness injuries which require care immediately but do not constitute emergencies, within 24 hours (e.g. high temperature, persistent vomiting or diarrhea, symptoms which are of sudden or severe onset but which do not require emergency room services).

2)
Routine care, with symptoms, appointments must be available within one (1) week or five (5) business days whichever is earlier (e.g. persistent rash, recurring high grade temperature, nonspecific pain, fever).

3)	Routine care, without symptoms, appointments must be available within thirty (30) calendar days (e.g. well child exams, routine physical exams).

4)	For mental health and substance abuse services, aftercare appointments shall occur within one (1) week or five (5) business days after hospital discharge whichever is earlier.

c.	For maternity care, the health plan shall be able to provide initial prenatal care appointments for enrolled pregnant members as follows:

1)	First trimester, must be available within seven (7) calendar days of first request.

2)	Second trimester, must be available within seven (7) calendar days of first request.

3)	Third trimester, must be available within three (3) calendar days of first request.

4)	High risk pregnancies, must be available within three (3) calendar days of identification of high risk to the health plan or maternity care provider, or immediately if an emergency exists.

d.
Policies and Procedures: The health plan shall disseminate its appointment standards to the network. The health plan shall monitor the adequacy of its appointment standards to ensure the reduction of unnecessary use of emergency room visits.

1)
The health plan shall have written policies and procedures concerning educating the provider network about appointment standards. The health plan shall monitor compliance with appointment standards and shall have a corrective action plan when appointment standards are not met.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.14.4 and subparagraphs a-d.

The Director of Network Contracting and Services will maintain responsibility for developing and maintaining a network that will provide adequate access to covered services and meet the needs of all members in the MC+ service area.

•	Geo Access analysis will be conducted and provided to the Director to ensure an adequate network exists based upon the current membership.
•	The Director will review the Geo-Access reports quarterly to readily identify;
•	Availability of services, based on current membership, in need of additional network development and;
•	Present corrective action plans to the Executive Director on a quarterly basis, when required to ensure compliance with the requirements of network adequacy.
•
Harmony will utilize provider education visits by Provider Relations staff to monitor, on an on-going basis, appointment availability 24 hours/7 days a week, waiting times, open panels of PCP’s within Harmony’s provider network. Such documentation shall be recorded on the provider visit form. Any non-compliance issues will be monitored by the Provider Relations Manager and Provider Relations staff. This will allow for any non-compliance issues to be immediately addressed with education to the participating provider.

•	The Provider Relations staff will address any member complaints received within 48 hours of any participating provider accessibility.

Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Item 3 for Availability of Services Policy and Procedure.  This policy and procedure may be updated from time to time, but shall remain compliant with DSS standards.

2.14.5
The health plan shall have established written policies and procedures concerning how a member may obtain a referral to an out-of-network provider when the health plan does not have a health care provider with appropriate training or experience in the network to meet the particular health care needs of the member.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.14.5. Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Item 6 for Referrals to Non-Contracted Providers Policy and Procedure.  This policy and procedure may be updated from time to time, but shall remain compliant with DSS standards

2.14.6
The health plan shall have established written policies and procedures concerning how a member, with a condition which requires on-going care from a specialist, may request a standing referral to such a specialist.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.14.6. Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Item 9 for Standing Referrals Policy and Procedure.  This policy and procedure may be updated from time to time, but shall remain compliant with DSS standards

2.14.7
The health plan shall have established written policies and procedures concerning how a member, with a life-threatening condition or disease either of which requires a specialized medical care over a prolonged period of time, may request and obtain access to a specialty care center.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.14.7.

2.14.8	In accordance with State law, the health plan must allow members direct access to the services of the in-network OB/GYN of their choice for the provision of covered services.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.14.8. Members shall be granted direct access to a women’s health specialist for routine and preventative health care services, including but not limited to, breast exams, mammograms and pap smears.

2.14.9
In accordance with State law, the health plan must notify the member on an annual basis, in writing, of cancer screenings covered by the health plan and provide the current American Cancer Society guidelines for all cancer screenings.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.14.9.

2.14.10
The health plan shall have policies and procedures concerning how it will appropriately work with an out-of-network provider and/or the previous health plan to effect a transfer of care to appropriate in-network providers when a newly enrolled member has an existing relationship with a provider that is not in the health plan’s network. For continuity of care, there are instances in which care shall continue with the out-of-network provider (e.g. third trimester pregnancy, in the middle of a course of treatment for cancer, etc.)

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.14.10. Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Item 10 for Transition of Care Policy and Procedure.  This policy and procedure may be updated from time to time, but shall remain compliant with DSS standards

2.14.11	Care Management: The health plan shall provide care management to members. Care management is coordination of care provided to members.

a.	The health plan shall coordinate and deliver services designed to achieve the following outcomes:

1)	Improved patient care;
2)	Improved health outcomes;
3)	Reduction of inappropriate inpatient hospitalization;
4)	Reduction of inappropriate utilization of emergent services;
5)	Lower total costs; and
6)	Better educated providers and patients.

b.	The health plan should have the following components in the care management program:

1)	Use of clinical practice guidelines;
2)	Provider and patient profiling;
3)	Specialized physician and other practitioner care targeted to meet members special needs;
4)	Provider education;
5)	Patient education;
6)	Claims analyses; and
7)
Quarterly and yearly outcome measurement and reporting. The reporting requirements specified in Attachment 6 will satisfy this component. (Definition used with permission of The Center for Case Management, 6 Pleasant Street, South Natick, MA 01760.)

c.	The health plan must have implemented and effective policies and procedures for case management, care coordination, and disease management:

1)
Case management is a clinical system that focuses on the accountability of an identified individual or group for coordinating a patient’s care (or group of patients) across an episode or continuum of care; negotiating, procuring, and coordinating services and resources needed by patients/families with complex issues; insuring and facilitating the achievement of quality, clinical, and cost outcomes; intervening at key points for individual patients; addressing and resolving patterns of issues that have a negative quality cost impact; and creating opportunities and systems to enhance outcomes. (Definition used with permission of The Center for Case Management, 6 Pleasant Street, South Natick, MA 01760.) Case management is understood as including, but not limited to the development of individualized treatment plans and ongoing communication and coordination with other systems of care. The treatment plans must be:

•	Developed by the member’s primary care provider with member participation, and in consultation with any specialists caring for the member;
•	Approved by the entity in a timely manner, if this approval is required; and
•	In accord with any applicable State quality assurance and utilization review standards.

2)
Care Coordination is a method of coordinating the provision of health care so as to improve its continuity and quality. (Definition used with permission of the Center for Health Care Strategies, Inc., Princeton, New Jersey. “Case Management in Managed Care For People With Developmental Disabilities: Models, Cost and Outcomes. January, 1999”.)

3)
Disease Management is the process of intensively managing a particular disease or syndrome. Disease management encompasses all settings of care and places a heavy emphasis on prevention and maintenance. It is similar to case management, but more focused on a defined set of problems relative to an illness or syndrome. (Definition used with permission of Center for Health Care Strategies, Inc., Princeton, New Jersey, “Case Management in Managed Care For People With Developmental Disabilities: Models, Costs and Outcomes, January, 1999”.)

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.14.11 and subparagraphs a - c. Harmony’s care management program is part of its health services management activities. Harmony believes that improving the health status of our members and reducing the cost of health care provided are not mutually exclusive goals. In order to help patients get the most appropriate care in the most appropriate setting and improve health outcomes, Harmony has developed utilization management (UM) and case management (CM) procedures that re implemented by the Health Services Management Department. Harmony’s UM procedures are designed to ensure that members receive medically necessary care in the appropriate inpatient or outpatient setting and to safeguard against over-utilization and under-utilization of Health care services.

Harmony’s case management program promotes a continuum of care in lieu of managing care on an episodic, illness-oriented basis and ensures that discharge and referral from inpatient care is done in a coordinated manner. Harmony’s program coordinates the care of those individuals with chronic, complex or catastrophic illnesses or injuries. For inpatient case management, Harmony’s Health Services Management department works with the attending physician and hospital discharge planner to refer the member to quality, contracted, ancillary providers in a timely manner, which avoids delays and lack of care coordination at the time of the patient’s discharge.

Harmony has also developed a number of case management programs to promote preventive care and health awareness for populations with conditions that require ongoing case management.

Harmony has a number of policies and procedures which support the requirements of care management. Please refer to Appendix Binder, Tab 1, item #’s 10,11,12,13,14, and 15 respectively, for P&P’s titled “Prenatal Reward Program”; “Complex Case Management”; “HIV/Aids”; “Pediatric Case Management”; “Wound Care”; Asthma Disease Management and Diabetes Disease Management. These policies and procedures may be updated from time to time, but shall remain compliant with DSS standards.

2.14.12	Certification Review:

a.
The health plan shall specify, in writing, the procedures for obtaining initial, concurrent, and retrospective reviews for inpatient admissions and the time frames in which authorizations will be processed (approved or denied) and providers and members are notified. The health plan shall ensure that the procedures meet the following minimum requirements:

•	A professional with experience or expertise comparable to the provider requesting the authorization must review all appeals and denials.
•
There are standard policies and procedures for inpatient hospital admissions, continued stay reviews, and retrospective reviews and for making determinations on certifications or extensions of stays based on sound medical evidence that is updated regularly and consistently applied and for consultations with the requesting provider when appropriate.

➢	For inpatient hospital admissions, continued stay reviews, and retrospective reviews to specialty pediatric hospitals, the health plan must use the same criteria as Medicaid fee-for-service.
➢	For psychiatric inpatient hospital admissions, continued stay reviews, and retrospective reviews, the health plan must use the same criteria as Medicaid fee-for-service (LOCUS/CALOCUS).
•	Reasons for decisions are clearly documented and assigned a certification number, which refers to and documents approvals and denials.
•	Documentation shall be maintained on any alternative service approved in lieu of the original request.
•
There are fair and unbiased policies and procedures for reconsideration requests when the attending physician, the hospital, or the member disagrees with the health plan’s determination regarding inpatient hospital admission or continued stays.

•
There are written policies and procedures followed to address the failure or inability of a provider or a member to provide all necessary information for review. In cases where the provider or a member will not release necessary information, the health plan may deny certification of an admission.

•	There is a well-publicized review process for both provider and members.
•
To the extent known, inform inpatient providers of the enrollees recent health care service history at the time of authorization of a psychiatric inpatient admission. Such information shall include psychiatric inpatient admissions and emergency room visits for the prior year, psychiatric outpatient services for the prior six months, and medications for the prior 90 calendar days. Information about specific episodes of care shall include date, diagnosis, provider, and procedure. Services related to substance abuse or HIV disorders are exempt from this requirement.

b.
The review process shall be completed and communicated to the provider and member in a timely manner, as indicated below, or the denials shall be deemed approved. For the purpose of this section, “necessary information” includes the results of any face-to-face clinical evaluation or second opinion that may be required.

•	Approval or denial for initial determinations shall be provided by the health plan within two (2) working days of obtaining all necessary information.
•	Approval or denial for concurrent review determinations shall be provided by the health plan within one (1) working day of obtaining all necessary information.
•	Approval or denial for retrospective review determinations shall be provided by the health plan within thirty (30) working days of receiving all necessary information.
•	The health plan shall notify the requesting provider within two (2) working days following the receipt of the request of service regarding any additional information necessary to make a determination.
•	In no case shall a health plan exceed fourteen (14) calendar days following the receipt of the request of service to provide approval or denial for an initial or concurrent review.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.14.12 and subparagraphs a - b, and has a number of policies and procedures which support these requirements. These P&Ps are entitled 2.1 Service Authorization, 3.4 Application of Criteria and 5.4 Inpatient Concurrent Review. Please refer to Appendix Binder, Tab 1, Item #’s 4, 5, and 8. These policies and procedures may be updated from time to time, but shall remain compliant with DSS standards.

2.15	Member Grievance System: The health plan shall have a system in place for members which includes a grievance process, an appeal process, and access to the state agency’s fair hearing system.

2.15.1	For purposes of the health plan’s grievance system, the following definitions shall apply:

Action - The denial or limited authorization of a requested service, including the type or level of service; the reduction, suspension, or termination of a previously authorized service; the denial, in whole or in part, of payment for a service; the failure of the health plan to provide services in a timely manner as defined in the appointment standards described herein; or the failure of the health plan to act within timeframes for the health plan’s Prior Authorization review process specified herein.

Appeal - A request for review of an action, as action is defined in this section.

Appeal Process -- The health plan’s process for handling of appeals that complies with the requirements specified herein, including, but not limited to, the procedural steps for a member to file an appeal, the process for resolution of an appeal, the right to access the State fair hearing system, and the timing and manner of required notifications.

Grievance - An expression of dissatisfaction about any matter other than an action, as action is defined in this section. Possible subjects for grievances include, but are not limited to, the quality of care or services provided, and aspects of interpersonal relationships such as rudeness of a provider or employee, or failure to respect the member’s rights.

Grievance Process -- The health plan process for handling of grievances that complies with the requirements specified herein, including, but not limited to, the procedural steps for a member to file a grievance, the process for disposition of a grievance, and the timing and manner of required notifications.

Grievance System - The overall system in place for members that includes a grievance process, an appeal process, and access to the State fair hearing system.

Inquiry - A request from a member for information that would clarify health plan policy, benefits, procedures, or any aspect of health plan function but does not express dissatisfaction.

Harmony Health Plan understands and will adhere to the definitions set forth in RFP B3Z06118 paragraph 2.15.1.

2.15.2
General Requirements: The health plan shall develop and implement written policies and procedures that detail the operation of the grievance system and provides simplified instructions on how to file a grievance or appeal and how to request a state fair hearing.

a.	The policies and procedures must be approved by the state agency prior to implementation.

b.	The policies and procedures shall be approved by the health plan's governing body and be the direct responsibility of the governing body.

c.
The health plan shall distribute an information packet to members upon enrollment which contains the grievance system policies and procedures, specific instructions regarding how to contact the health plan’s member services, and identifies the person from the health plan who receives and processes grievances and appeals. The health plan shall also distribute the information packet to all in-network providers at the time they enter into a contract and to out-of-network providers within ten (10) calendar days of prior approval of a service or the date of receipt of a claim whichever is earlier.

d.	The policies and procedures shall identify specific individuals who have authority to administer the grievance system policies.

e.
The grievance system policies and procedures shall be readily available verbally and in the member's primary language. In addition, the health plan shall demonstrate that they have procedures in place to notify all members in their primary language of grievance dispositions and appeal resolutions.

f.	As part of the grievance system, the health plan shall ensure that health plan executives with the authority to require corrective action are involved in the grievance and appeal processes.

g.
The health plan shall thoroughly investigate each grievance and appeal using applicable statutory, regulatory, contractual provisions, and the health plan’s written policies and procedures. Pertinent facts from all parties must be collected during the investigation.

h.	The health plan shall probe inquiries so as to validate the possibility of any inquiry actually being a grievance or appeal. The health plan shall identify any inquiry pattern.

i.
The health plan’s grievance system shall not be a substitute for the State fair hearing process. The state agency shall maintain an independent State fair hearing process as required by federal law and regulation, as amended. The State fair hearing process shall provide members an opportunity for a State fair hearing before an impartial hearing officer. The parties to the State fair hearing include the health plan as well as the member and his or her representative or the representative of a deceased member’s estate. The health plan shall comply with decisions reached as a result of the State fair hearing process. Health plan members shall have the right to request information regarding:

•	The right to request a State fair hearing.
•	The procedures for exercising the rights to appeal or request a State fair hearing.
•	Representing themselves or use legal counsel, a relative, a friend, or other spokesperson.
•	The specific regulations that support or the change in Federal or State law that requires the action.
•	The individual’s right to request a state fair hearing, or in cases of an action based on change in law, the circumstances under which a hearing will be granted.
•	A State fair hearing within 90 calendar days from the health plan’s notice of action.

j.	The State must reach its decisions within the specified timeframes:

1)
Standard resolution: within 90 calendar days of the date the member filed the appeal with the health plan if the member filed initially with the health plan (excluding the days the enrollee took to subsequently file for a State fair hearing) or the date the member filed for direct access to a State fair hearing.

2)	Expedited resolution (if the appeal was heard first through the health plan appeal process): within 3 working days from the state agency’s receipt of a hearing request for a denial of a service that:

•	Meets the criteria for an expedited appeal process but was not resolved using the health plan’s expedited appeal timeframes, or
•	Was resolved wholly or partially adversely to the member using the health plan’s expedited appeal timeframes.

3)
Expedited resolution (if the appeal was made directly to the State Fair Hearing process without accessing the health plan appeal process): within 3 working days from the state agency’s receipt of a hearing request for a denial of a service that meets the criteria for an expedited appeal process.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.15.2 and subparagraphs a - j.

The objective of the Grievance System is to provide standard processes for resolving expressions of dissatisfaction and appeals from members. It is Harmony’s policy to resolve all grievances, and appeals promptly, fairly, and in compliance with applicable laws, regulations, and contracts.

Procedure outline:

Members are given instructions in their Member Handbook on how to notify the Plan of issues they may have. They are told to contact the Customer Service department to request that their concern be addressed or to submit their request in writing to the Customer Service Department.

A member or member’s representative can file an appeal or grievance either in writing or orally. All requests are acknowledged. Oral requests are received in the Customer Service department and this is the date the request is considered received. Customer Service handles all administrative type grievances and resolves them in accordance with the Contract. Potential quality of care grievances and appeals are assigned to the Appeals and Grievance department in the Paradigm Customer Management Resource (CMR). Expedited requests are immediately forwarded to the A&G department via e-mail and via call routing. Expedited requests are resolved within 3-working days from receipt.

When a Customer Service Representative (CSR) receives a call from a member they work to the best of their ability within guidelines to ensure that any issue is resolved while the customer is on the phone. At the time of the call, the CSR will identify the issue as a grievance, appeal or both.

Complaints/Grievances must be submitted to the Plan within 365 days of the event giving rise to the complaint /grievance. If the complaint cannot be resolved immediately by the Customer Service Representative, the member’s complaint is escalated to the Customer Service Grievance Coordinator (CSGC) for resolution.

Once the CSGC receives the member’s call or letter, he or she rigorously attempts to resolve the issue to the member’s satisfaction. If the grievance involves medical-related issues, a physician reviews the case.

The grievance process is completed within 30-calendar days of the Plan receiving the grievance, unless the grievance involves the collection of additional information. If so, the Plan may take a 14-calendar day extension to obtain additional information required to render a decision. If we need to do so, we notify the member in writing and explain why we need to take the extension. The CSGC also sends a request for information to the Provider or other party involved in the grievance to expedite the receiving of the required information.

Quality of care complaints or potential quality of care issues are assigned to the Appeals & Grievance department. All medical records pertaining to the issue are gathered and reviewed by a nurse. Potential quality of care issues identified in the review are forwarded to a Medical Director for review.

Upon completion of the investigation, we send the member a response letter that delineates the outcome of the investigation along with the right to request a redress (2nd level grievance) of the grievance decision. To initiate the 2nd level grievance, the member must submit the request in writing and within 30-calendar days of receipt, to the Appeals and Grievance Committee (AGC).

In addition to submitting in writing, the member has the option to present the case to the Committee in person or by teleconference. To do this, the member must state so in the request. The Plan further contacts the member to set up a convenient date to have the meeting.

During the AGC conference, the member is given fifteen minutes to present his/her side of the case. This is followed by any questions the Committee members have. The member is then sent a formal decision letter within 5-business days of the AGC meeting.

The entire 2nd level process is completed within 30-calendar days of receipt, based on all available information at that time.

Tracking of complaints:

All complaints, grievances, and appeals are logged into an Oracle database that has the ability for reports to be generated from it. Reports are generated daily, weekly, and monthly to ensure that issues are being resolved timely and to identify trends in issues.

Monthly reports are given to and reviewed with senior management that identify what the issues were for the previous month, how many cases were received, what was done with them, and what the timeliness was on the cases closed for that month.

Issues raised by members are forwarded to a company-wide interdisciplinary team known as the Customer Service Quality Improvement Workgroup (CSQIW). This workgroup addresses trends identified from reports provided by plan departments. The CSQIW is comprised of representatives from Customer Service, Health Services, Quality Improvement, Provider Relations, Claims, Appeals and Grievances, Regulatory Affairs, Enrollment, Operations Training and Process Audits. CSQIW identifies quality of service issues and develops and implements solutions. At least quarterly, reports are reviewed at the Customer Service Quality Improvement Workgroup. Trends are identified through the group and action plans are developed to attempt to reduce the number of complaints. These findings, action plans, and future monitoring of outcomes are reported in the Medical Advisory Committee.

The committee functions as a multidisciplinary task force to identify opportunities for improvement in customer service. The committee reviews data relevant to member and provider complaints and appeals to ensure that individual member and provider issues are addressed, resolutions are appropriate and timely, the process is compliant with regulatory standards, and identified issues are referred for system response through the quality improvement process. Dedicated to the continuous quality improvement process, the committee facilitates open and consistent communication among, members, providers, the QIC and the company’s departments. The committee’s focus is on systemic analysis of access and quality of service provided to the members under the health care contract.

The committee is responsible for:

1)	Identifying areas of needed quality improvement through analysis of trends found in member satisfaction surveys, complaint and appeal data, requests for PCP changes, and member dis-enrollments.

2)	Targeting interventions, implementing process improvements and establishing tracking mechanisms to monitor and evaluate progress.

3)	Developing performance goals and indicators, reviewing trends, and evaluating progress

4)	Facilitating member focus groups for the purpose of improving the delivery of health care by obtaining member input to policies and benefits.

5)	Reporting identified barriers to improvement in processes, progress, and implementation to the MAC.

Examples of what constitutes an appealable situation;

An appeal is defined as a request by a member or member’s representative (member appointed or the estate representative of a deceased member with appropriate documentation) to reconsider a “proposed action” by the Company.

A proposed action is defined as an expression of dissatisfaction in relation to:

•	Denial or limited authorization of a requested service, including the type or level of service;

•	Reduction, suspension, or termination of a previously authorized service;

•	Denial, in whole or in part, of payment for a service;

•	Failure to provide services in a timely manner, as defined by the State*;

•	Failure of the Company to act within the timeframes; or

•	For a rural area resident with only one MCO, the denial of a Medicaid member’s request to obtain services outside the network**:

o	From any other provider (in terms of training, experience, and specialization) not available within the network

o
From a provider not part of the network, who is the main source of a service to the member - provided that the provider is given the same opportunity to become a participating provider as other similar provider. If the provider does not choose to join the network or does not meet the qualifications, the member is given a choice of participating providers and is transitioned to a participating provider within 60 days.

o	Because the only Plan or provider available does not provide the service because of moral or religious objections.

o
Because the member’s provider determines that the member needs related services that would subject the member to unnecessary risk if received separately and not all related services are available within the network.

Levels available and proposed time frames to be used in resolving standard appeals;

The Plan will have one level of appeal. All appeals will be resolved and responded to within 45-calendar days of receipt of the verbal or written request. A 14-calendar day extension may be taken if the member requests or the Plan determines an extension could potentially benefit the member, such as acquiring more documentation to support the request or additional testing or evaluations. If an extension is taken by the Plan, the member will be notified orally and in writing. The written notification informs the member of the reason for imposing an extension and gives the member Expedited Grievance rights to follow if he/she does not agree with the extension.

All Harmony members will have access to the State Fair Hearing process.

D. Criteria used in determining the necessity for offering an expedited appeal process; and

An expedited appeal is defined as an appeal for a service that has not already been rendered and is defined as the process followed when the Company determines (if requested by the member) or the provider indicates (in making the request on the member's behalf or supporting the member’s request) that taking the time for a standard resolution could seriously jeopardize the member's life or health or ability to attain, maintain, or regain maximum function. These cases will be completed within 3-business days of receipt of the request, with a possible 14-calendar day extension. The Company has further defined what shall constitute a request that is automatically processed as expedited, which are:

•
Any request by a physician for urgent determination/reconsideration review. The request can be requested written or verbally. If in writing, the request must be signed by the physician and include a statement why he/she feels the request should be processed as expedited. If a verbal request, the physician must be the one requesting and must state why he/she feels the request should be processed as expedited. If a verbal request, the physician must be the one requesting and must state why.

•	All appealed Rehabilitation hospital continued-stay denials.

•	All appealed Skilled Nursing Facility continued-stay denials, where the facility is attempting to discharge the member based on the Company’s decision.

•	All denials for continued home health services.

•	All denials of Physical Therapy within 6 months of a Cerebral Vascular Accident (CVA), head injury or surgery or other acute trauma.

•	All requests for continuing Physical Therapy within 6 months of a CVA, head injury or surgery or other acute trauma.

•	All denials for continuing Physical Therapy within 3 months of major joint (e.g. hip, total knee) surgery.

•	Denials for chemotherapy, radiation therapy or proposed surgical treatment of a known malignancy.

•	Denials of a proposed AIDS therapy in an AIDS patient.

•	Any denial of a proposed “experimental/investigational” treatment in a terminal patient.

Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Item 17 for the appeals and grievance Policy and Procedure titled TRUST.  This policy and procedure may be updated from time to time, but shall remain compliant with DSS standards

2.15.3	Record Keeping and Reporting Requirements:

a.	The health plan shall log and track all inquiries, grievances, and appeals.

b.
The health plan shall maintain records of grievances, whether received verbally or in writing, that include a short, dated summary of the problems, name of the grievant, date of grievance, date of decision, and the disposition. If the health plan does not have a separate log for MC+ managed care members, the log shall distinguish MC+ managed care members from other health plan members.

c.
The health plan shall maintain records of appeals, whether received verbally or in writing, that include a short, dated summary of the issues, name of the appellant, date of appeal, date of decision, and the resolution. If the health plan does not have a separate log for MC+ managed care members, the log shall distinguish MC+ managed care members from other health plan members.

d.
The health plan must report grievances and appeals to the state agency in the format and frequency specified by the state agency. The state agency shall provide the health plan with no less than ninety (90) days notice of any change in the format or frequency requested.

e.	The state agency may publicly disclose summary information regarding the nature of grievances and appeals and related dispositions or resolutions in consumer information materials.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.15.3 and subparagraphs a - e. Harmony maintains records of all grievances and appeals, and will adhere to the reporting requirements specified herein.

2.15.4	Notice of Action Requirements:

a.	The health plan’s notice must be in writing and must meet the language and content requirements specified herein to ensure ease of understanding.

b.	The health plan’s notice must explain the following:

1)	The action the health plan has taken or intends to take.
2)	The reasons for the action.
3)	The member’s or the provider’s right to file an appeal.
4)	The member’s right to request a State fair hearing.
5)	The procedures for exercising the rights to appeal or request a State fair hearing.
6)	That the member may represent himself or use legal counsel, a relative, a friend, or other spokesperson.
7)	Must explain the specific regulations that support, or the change in Federal or State law that requires the action.
8)	The member’s right to request a state agency hearing, or in cases of an action based on change in law, the circumstances under which a hearing will be granted.
9)	The circumstances under which expedited resolution is available and how to request it.
10)
The member’s right to have benefits continue pending resolution of the appeal, how to request that benefits be continued, and the circumstances under which the member may be required to pay the costs of these services.

c.	The health plan must mail the notice to the member within the following timeframes:

1)
For termination, suspension, or reduction of previously authorized covered services, at least ten (10) calendar days before the date of action. The health plan may mail a notice not later than the date of action under the following circumstances:

•	The health plan has factual information confirming the death of a member.
•
The health plan receives a clear written statement signed by the member that he or she no longer wishes services or gives information that requires termination or reduction of services and indicates that he or she understands that this must be the result of supplying that information.

•
The member’s whereabouts are unknown and the post office returns health plan mail directed to the member indicating no forwarding address (refer to 42 CFR 431.231 (d) for procedures if the member’s whereabouts become known).

•	The member’s physician prescribes a change in the level of medical care.
•
The health plan may shorten the period of advance notice to 5 calendar days before date of action if the health plan has facts indicating that action should be taken because of probable fraud by the member and the facts have been verified, if possible, through secondary sources.

•	The member’s admission to an institution where he is ineligible for further services.
•	The member has been accepted for Medicaid services by another local jurisdiction.

2)	For denial of payment decisions that result in member liability, at the time of any action affecting the claim.
3)	For service authorization decisions that deny or limit services, within the timeframes required by the service accessibility standards for prior authorization specified herein.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.15.4 and subparagraphs a - c. Harmony shall ensure the Notice of Action meets all requirements and has obtained state approval prior to use. All time frames required by the state shall be met.

2.15.5	Grievance Process:

a.	A member may file a grievance either orally or in writing. A member’s authorized representative including the member’s provider may file a grievance on behalf of the member.

b.
The health plan shall give members any reasonable assistance in completing forms and taking other procedural steps. This includes, but is not limited to, providing interpreter services and toll-free numbers that have adequate TTY/TTD and interpreter capability.

c.	The health plan shall acknowledge receipt of each grievance in writing within ten (10) business days after receiving a grievance.

d.
The health plan shall ensure that the individuals who make decisions on grievances are individuals who were not involved in any previous level of review or decision-making; and who, if deciding any of the following, are health care professionals who have the appropriate clinical expertise, as determined by the state agency, in treating the member’s condition or disease:

1)	A grievance regarding denial of expedited resolution of an appeal.
2)	A grievance that involves clinical issues.

e.
The health plan shall dispose of each grievance and provide written notice of the disposition of the grievance, as expeditiously as the member’s health condition requires but shall not exceed thirty (30) calendar days of the filing date.

f.
The health plan may extend the timeframe for disposition of a grievance for up to fourteen (14) calendar days if the member requests the extension or the health plan demonstrates (to the satisfaction of the state agency, upon its request) that there is need for additional information and how the delay is in the member’s interest. If the health plan extends the timeframe, it must, for any extension not requested by the member, give the member written notice of the reason for the delay.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.15.5 and subparagraphs a - r. Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Item 17 for the appeals and grievance Policy and Procedure titled TRUST.  This policy and procedure may be updated from time to time, but shall remain compliant with DSS standards

2.15.6	Appeal Process:

a.
A member may file an appeal and may request a State fair hearing within 90 calendar days from the date on the health plan’s notice of action. A provider, acting on behalf of the member and with the member’s written consent, may file an appeal.

b.	The member or provider may file an appeal either orally or in writing. Unless he or she requests expedited resolution, must follow an oral filing with a written, signed appeal.

c.
The health plan shall give members any reasonable assistance in completing forms and taking other procedural steps. This includes, but is not limited to, providing interpreter services and toll-free numbers that have adequate TTY/TTD and interpreter capability.

d.
Appeals shall be filed directly with the health plan’s governing body, or its delegated representatives. The governing body may delegate this authority to an appeal committee, but the delegation must be in writing.

e.	The health plan shall acknowledge receipt of each appeal in writing within ten (10) business days after receiving an appeal.

f.
The health plan shall ensure that the individuals who make decisions on appeals are individuals who were not involved in any previous level of review or decision-making; and who, if deciding any of the following, are health care professionals who have the appropriate clinical expertise, as determined by the state agency, in treating the member’s condition or disease:

1)	An appeal of a denial that is based on lack of medical necessity.
2)	An appeal that involves clinical issues.

g.
The appeals process must provide that oral inquiries seeking to appeal are treated as appeals (to establish the earliest possible filing date for the appeal) and must be confirmed in writing, unless the member or the provider requests expedited resolution.

h.
The appeals process must provide the member a reasonable opportunity to present evidence, and allegations of fact or law, in person as well as in writing. The health plan must inform the member of the limited time available for this in the case of expedited resolution.

i.
The appeals process must provide the member and his or her representative opportunity, before and during the appeals process, to examine the member’s case file, including medical records, and any other documents and records considered during the appeals process.

j.	The appeals process must include as parties to the appeal the member and his or her representative or the legal representative of a deceased member’s estate.

k.
The health plan shall resolve each appeal and provide written notice of the appeal resolution, as expeditiously as the member’s health condition requires but shall not exceed forty-five (45) calendar days from date the health plan receives the appeal. For expedited resolution of an appeal and notice to affected parties, the health plan has no longer than three (3) working days after the health plan receives the appeal. For notice of an expedited resolution, the health plan must also make reasonable efforts to provide oral notice.

l.
The health plan may extend the timeframe for standard or expedited resolution of the appeal by up to fourteen (14) calendar days if the member requests the extension or the health plan demonstrates (to the satisfaction of the state agency, upon its request) that there is need for additional information and how the delay is in the member’s interest. If the health plan extends the timeframe, it must, for any extension not requested by the member, give the member written notice of the reason for the delay.

m.	The written notice of the appeal resolution must include the following:

1)	The results of the resolution process and the date it was completed.
2)
For appeals not resolved wholly in the favor of the members the right to request a State fair hearing, and how to do so; the right to request to receive benefits while the hearing is pending, and how to make the request; and that the member may be held liable for the cost of those benefits if the hearing decision upholds the health plan’s action.

n.
The health plan must establish and maintain an expedited review process for appeals when the health plan determines (for a request from the member) or the provider indicates (in making the request on the member’s behalf) that taking the time for a standard resolution could seriously jeopardize the member’s life or health or ability to attain, maintain, or regain maximum function. The health plan must ensure that punitive action is neither taken against a provider who requests an expedited resolution or supports a member’s appeal.

o.
If the health plan denies a member’s request for expedited resolution, it must transfer the appeal to the timeframe for standard resolution specified herein and must make reasonable efforts to give the member prompt oral notice of the denial, and follow up within two (2) calendar days with a written notice.

p.	Continuation of benefits while the health plan appeal and State fair hearing are pending.

1)	As used in this section, “timely” filing means filing on or before the later of the following:

•	Within ten (10) calendar days of the health plan mailing the notice of action.
•	The intended effective date of the health plan’s proposed action.

2)
The health plan must continue the member’s benefits if the member or the provider files the appeal timely; the appeal involves the termination, suspension, or reduction of a previously authorized course of treatment; the services were ordered by an authorized provider; the original period covered by the original authorization has not expired; and the member requests extension of the benefits.

3)	If, at the member’s request, the health plan continues or reinstates the member’s benefits while the appeal is pending, the benefits must be continued until one of the following occurs:

•	The member withdraws the appeal.
•
Ten (10) calendar days pass after the health plan mails the notice, providing the resolution of the appeal against the member, unless the member, within the ten (10) calendar day timeframe, has requested a State fair hearing with continuation of benefits until a State fair hearing decision is reached.

•	A State fair hearing officer issues a hearing decision adverse to the member.
•	The time period or service limits of a previously authorized service has been met.

4)
If the final resolution of the appeal is adverse to the member, that is, upholds the health plans action, the health plan may recover the cost of the services furnished to the member while the appeal is pending, to the extent that they were furnished solely because of the requirements of this section.

q.
If the health plan or the State fair hearing officer reverses a decision to deny, limit, or delay services that were not furnished while the appeal was pending, the health plan must authorize or provide this disputed services promptly, and as expeditiously as the member’s health condition requires.

r.
If the health plan or the State fair hearing officer reverses a decision to deny authorization of services, and the member received the disputed services while the appeal was pending, the health plan must pay for those services.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.15.6 and subparagraphs a-r.

Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Item 17 for the appeals and grievance Policy and Procedure titled TRUST.  This policy and procedure may be updated from time to time, but shall remain compliant with DSS standards.

2.16	Provider Inquiries, Complaints, Grievances, and Appeals:

The health plan shall establish a complaint, grievance, and appeal process that guarantees the right for a review to any provider of medical services for a member of the health plan.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.16.

2.16.1	For purposes of this document, the following definitions shall apply:

Inquiry - A request from a provider regarding information that would clarify health plan policy benefits, procedures, or any aspect of health plan function that may be in question.

Complaint - A verbal or written expression by a provider which indicates dissatisfaction or dispute with health plan policy, procedure, claims, or any aspect of health plan functions. All complaints must be logged and tracked whether received by telephone, in person or in writing.

Grievance - A written request for further review of a provider's complaint that remains unresolved after completion of the complaint process.

Appeal - The formal mechanism which allows a provider the right to appeal a grievance decision.

Harmony Health Plan understands and will adhere to the definitions set forth in RFP B3Z06118 paragraph 2.16.1.

2.16.2
The health plan shall develop written policies and procedures which detail the operation of the provider inquiry, complaint, grievance, and appeal process and provides instructions on how to file a complaint, grievance, or appeal.

a.	The policies and procedures must be approved by the state agency prior to implementation.

b.	The policies and procedures shall be approved by the health plan governing body and be the direct responsibility of the governing body.

c.
The health plan shall distribute an information packet to providers containing the complaint, grievance, and appeal policies and procedures, specific instructions regarding how to contact the health plan’s provider services, and identifies the person from the health plan who receives and processes complaints, grievances, and appeals. The health plan shall distribute the policies and procedures to in-network providers at time of subcontract and to out-of-network providers with the remittance advice of the processed claim.

d.	The process must be addressed in the provider manual.

e.	The policies and procedures shall identify specific individuals who have authority to administer the inquiry, complaint, grievance, and appeal process.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.16.2 and subparagraphs a - e.

Harmony will instruct providers on how to notify the Company of issues they may have through a Provider notification and the Provider Manual.

Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Item 17 for the appeals and grievance Policy and Procedure titled TRUST.  This policy and procedure may be updated from time to time, but shall remain compliant with DSS standards.

2.16.3	Provider Inquiry, Complaint, Grievance, and Appeal Process:

a.
Inquiry: The health plan shall operate a provider services function, which providers can use to ask questions, file inquiries and complaints, and get problems resolved. The health plan’s provider services function shall be adequately staffed to receive telephone calls and meet personally with providers. The health plan shall identify a person from the health plan specifically designated to receive and process complaints, grievances, and appeals. The health plan shall probe the inquiries so as to validate the possibility of any inquiry actually being a complaint. The health plan shall identify any inquiry patterns.

b.
Complaint: A complaint can be filed verbally or in writing within one year of the incident that resulted in a complaint. Complaints shall be resolved within ten (10) calendar days of their filing. The provider(s) and health plan should attempt to resolve complaints before proceeding to a grievance.

1)
At the time of the health plan’s decision regarding a complaint, the health plan shall notify providers in writing of their right to file a grievance with the health plan. This notification must be prior approved by the state agency.

c.
Grievance: The health plan shall provide a grievance process which providers can use to file their dissatisfaction with the complaint resolution. If a provider is dissatisfied with the complaint resolution, the provider may file a grievance in writing with the health plan within ninety (90) calendar days of the complaint resolution. The provider must deliver a written, substantiated disagreement with the complaint resolution to the health plan. The health plan must acknowledge the receipt of grievances in writing within ten (10) business days after receiving a grievance. Grievances shall be investigated by the health plan and reviewed by a designated authority within the health plan. The health plan shall reach decisions on grievances within thirty (30) calendar days of their filing date.

1)
At the time of the health plan’s decision regarding a grievance, the health plan shall notify the provider in writing of their right to file an appeal with the health plan. This notification must be prior approved by the state agency.

d.
Appeal: The health plan shall operate an appeals process through which providers can challenge a negative decision to their grievances. Providers shall have ninety (90) calendar days following written notification of a grievance decision to appeal. The appeal must be filed in writing either by the provider or the provider’s representative, or through the provider’s instruction to the health plan’s representative that the provider wishes to appeal. The health plan shall acknowledge receipt of each appeal in writing within ten (10) business days after receiving an appeal. Appeals shall be filed directly to the health plan’s governing body, or its delegated representatives (The governing body may delegate this authority to an appeal committee, but the delegation must be in writing.). The appeal process shall include an opportunity for providers or their representatives to present their cases in person to the appellate body. The health plan shall reach a final decision on an appeal and provide written notice of the appeal resolution within sixty (60) calendar days of receipt of the appeal, with extensions possible if approved by the state agency.

e.
Expedited Review: The health plan shall have a procedure for expedited review of the complaint or grievance if the standard time frame could seriously jeopardize the member’s life, physical or mental health, or the member’s ability to regain maximum function. The expedited review shall be resolved no later than 72 hours or as expeditiously as the member’s physical or mental health requires.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.16.3 and subparagraphs a - e. Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Item 17 for the appeals and grievance Policy and Procedure titled TRUST.  This policy and procedure may be updated from time to time, but shall remain compliant with DSS standards

2.16.4	As a part of the provider complaint, grievance, and appeal process, the health plan shall:

a.	Ensure that health plan executives with the authority to require corrective action are involved in the complaint, grievance, and appeal process.
b.
Thoroughly investigate each complaint, grievance, and appeal using applicable statutory, regulatory, contractual provisions, and the health plan’s written policies and procedures. Pertinent facts from all parties must be collected during the investigation.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.16.4 and subparagraphs a - b. Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Item 17 for the appeals and grievance Policy and Procedure titled TRUST.  This policy and procedure may be updated from time to time, but shall remain compliant with DSS standards

2.16.5	Records/Reporting:

a.	The health plan shall log and track all inquiries.

b.
The health plan shall maintain records of complaints that include a short, dated summary of each of the questions or problems, name of the complainant, date of complaint, the response, and the resolution. If the health plan does not have a separate log for in-network providers, the log shall distinguish in-network providers from other health plan providers.

c.
The health plan shall maintain grievance records that include a copy of the original grievance, the response, and the resolution. This system shall distinguish in-network providers from other health plan providers and identify the grievant and the date of filing.

d.	The health plan must report provider complaints, grievances, and appeals to the state agency in the format requested by the state agency.

e.	The health plans must maintain records of all provider complaints, grievances, appeals, and resolutions.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.16.5 and subparagraphs a - e.

2.17	Quality Assessment and Improvement:

2.17.1
The state agency regulates the quality assessment and improvement functions of the health plan. The health plan therefore must comply with all the state agency's quality assessment and improvement programs as described herein. The health plan shall participate in the State’s efforts to promote the delivery of services in a culturally competent manner to all members, including those with limited English proficiency and diverse cultural and ethnic backgrounds. The health plan shall be held accountable for the ongoing monitoring, evaluation, and actions as necessary to improve the health of its members and the care delivery systems for those members. The health plan shall be held accountable for the quality of care delivered by providers. The state agency’s quality assessment and improvement program shall consist of internal monitoring by the health plan, oversight by federal and state governments, and evaluations by an independent, external review organization. The health plan shall have a quality assessment and improvement program which integrates an internal quality assessment process that conforms to Quality Improvement System for Managed Care (QISMC) and additional current standards and guidelines prescribed by CMS. The health plan shall adhere to the requirements contained within the state agency’s, Quality Management Plan located in Attachment 6. The health plan shall have a quality assessment and improvement program composed of:

a.	An internal system of monitoring, analysis, evaluation, and improvement of the delivery of care that includes care provided by all providers;

b.	Designated staff with expertise in quality assessment, utilization management and continuous quality improvement;

c.	Written policies and procedures for quality assessment, utilization management, and continuous quality improvement that are periodically analyzed and evaluated for impact and effectiveness;

d.	Results, conclusions, team recommendations, and implemented system changes which are reported to the health plan’s governing body at least quarterly, and

e.	Reports that are evaluated, recommendations that are implemented when indicated, and feedback provided to providers and members.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.17.1 and subparagraphs a - e. Please see Harmony’s Missouri Quality Improvement Management Program Description attached in Appendix Binder, Tab # 6 .

2.17.2
Internal Staff: The health plan shall designate a Quality Assessment and Improvement and Utilization Management Coordinator(s). Specifically, the Quality Assessment and Improvement and Utilization Management Coordinator must:

a.
Be a registered nurse, nurse practitioner, or physician. The registered nurse or nurse practitioner must be licensed in the State of Missouri. The physician must be Missouri licensed and practice medicine in the United States. He/she must be board-certified, board-eligible, or have sufficient experience in his or her field or specialty to be determined competent by the health plan’s Medical Director or the Credentials Committee.

b.
Be responsible for assisting the governing body and their designee in the process of continually developing, implementing, evaluating, and improving the written quality assessment and improvement program. The continuous improvement process shall include care delivery objectives, specific activities implemented from issues identified as a result of the on-going monitoring process, systems methodologies for continuous tracking of care delivery, and provider review. The process must include a focus on health outcomes and action plans for improvement of those outcomes.

c.
Be responsible for the health plan's utilization management and quality assessment committee, assist the governing board in directing the development and implementation of the health plan's internal quality assessment and improvement program, and monitor the quality of care that members receive.

d.	Oversee the development of clinical care standards and practice guidelines and protocols for the health plan. The health plan must adopt practice guidelines that meet the following requirements:

1)	Are based on valid and reliable clinical evidence or a consensus of health care professionals in the particular field;
2)	Consider the needs of the members;
3)	Are adopted in consultation with contracting health care professionals; and
4)	Are reviewed and updated periodically as appropriate.
5)	Dissemination of the guidelines to all affected providers and, upon request, to members and potential members.
6)	Ensure that decisions for utilization management, member education, coverage of services, and other areas to which the guidelines apply should be consistent with the guidelines.

e.
Review all potential quality of care problems, both physical and mental health, and oversee development and implementation of continuous assessment and improvement of the quality of care provided to members.

f.	Maintain current medical information pertaining to clinical practice and guidelines.

g.	Ensure that health education resources are available for the provision of proper medical care to members.

h.	Utilize staff in an effective and efficient manner to monitor and assess care delivery.

i.	Specify clinical or health services areas to be monitored.

j.
Specify the use of quality indicators that are objective, measurable, and based on current knowledge and clinical experience for priority areas selected by the state agency as well as for areas the health plan selects.

k.	Monitor and report on the management of the health plan's EPSDT program.

l.	Monitor and report on the health plan's referral process for specialty and out-of-network services.

m.
Ensure that all denied services are reviewed by a physician, physician assistant, or advanced nurse practitioner. The reason for the denial must be documented and logged. Any alternative services authorized must be documented. All denials must identify appeal rights of the member.

n.	Monitor and report on the health plan's credentialing and recredentialing activities.

o.	Monitor and report on the health plan's process for prior authorizing and denying services.

p.	Monitor and report on the health plan's process for ensuring the confidentiality of medical records and member information.

q.	Monitor and report on the health plan's process for ensuring the confidentiality of the appointments, treatments, and required state agency reporting of adolescent STDs.

r.
Monitor provider for compliance that reports of disease and conditions are made to the State Department of Health and Senior Services in accordance with all applicable State statutes, rules, guidelines, and policies and with all metropolitan ordinances and policies.

s.
Monitor provider for compliance that control measures for tuberculosis, STDs, and communicable diseases are carried out in accordance with applicable laws and guidelines and such measures are defined in the provider manual.

t.
Serve as a liaison between the health plan and the in-network providers and communicate at least quarterly with the in-network providers, including oversight of provider education, in service training, and orientation. Newsletter, web sites, and other media may be used to meet this criteria.

u.	Be available to the health plan's medical staff for consultation on referrals, denials, grievances and appeals, and problems.

v.	Monitor and report at least annually 24-hour access and after hours availability of primary care providers.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.17.2 and subparagraphs a - v. Please see Appendix Binder, Tab 3 for Key Management Staffing Table, Position Descriptions and applicable Resumes.

2.17.3
In addition to internal monitoring of quality of care, the health plan shall submit to the state agency reports regarding the results of their internal monitoring, evaluation, and action plan implementation. The reports shall include targeted health indicators monitored by the state agency and specific quality data periodically requested by the federal government. The reports may be required on a monthly, quarterly or annual basis or as specified by the state agency. (Refer to the Quality Management Plan located at Attachment 6 for the current report format.) The report format shall be periodically reviewed and updated by the state agency. The state agency shall provide the health plan with no less than ninety (90) calendar days notice of any changes in the format requested. The health plan shall comply with all subsequent changes specified by the state agency. The health plan shall provide access to documentation, medical records, premises, and staff as deemed necessary by the state agency.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.17.3.

2.17.4
The state agency shall contract with independent, external evaluators to examine the quality of care provided by the health plan. The health plan shall provide access to documentation, medical records, premises, and staff as deemed necessary by the state agency for the independent external review.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.17.4.

2.17.5
Internal Procedures: The health plan shall have an internal written quality assessment and improvement program. The health plan shall include monitoring, assessment, evaluation, and improvement of the quality of care for all clinical and health service delivery areas. Emphasis should be placed on, but need not be limited to, clinical areas relating to maternity, pediatric and adolescent development, EPSDT, family planning, and well woman care, as well as on key access or other priority issues for members such as reducing the incidence of STDs, acquired immune deficiency syndrome, and smoking related illnesses. The health plan must have implemented mechanisms to assess the quality and appropriateness of care furnished to members with special health care needs. The health plan’s quality review mechanisms shall address members with special needs as well as COA 1, COA 4, and COA 5 members in the written monitoring, assessment, evaluation, and improvement plan.

a.	Internal policies and procedures must:

1)
Ensure that the utilization management and quality assessment committees have established operating parameters. The committees shall meet at least quarterly, on a regular schedule. Committee members must be clearly identified and representative of the health plan’s providers. The committee shall be accountable to the Medical Director and governing body. The committees must maintain appropriate documentation of the committees’ activities, findings, recommendations, actions, and follow up.

2)	Provide for regular utilization management and quality assessment reporting to the health plan management and health plan providers, including profiling of provider utilization patterns.

3)
Be developed and implemented by professionals with adequate and appropriate experience in quality assessment and improvement: quality assessment, utilization management, and continuous improvement processes.

4)	Provide for systematic data collection, analysis, and evaluation of performance and member results.

5)	Provide for interpretation of this data to practitioners.

6)	Provide timelines for correction, and assign a specific staff person to be responsible for ensuring compliance and follow up.

7)	Clearly define the roles, functions, and responsibilities of the quality assessment committee and the Medical Director.

The Board of Directors has overall accountability and responsibility for the quality of health care and other services rendered to its members. The Board of Directors will support and have the final authority and responsibility for the assurance of a comprehensive and integrated Quality Assessment and Improvement program. The Board of Directors delegates all QAPI responsibilities to the Chief Executive Officer who is the Chairman of the Quality Improvement Committee (QIC), which is overseen by the Senior Vice President of Health Services, the Medical Director, the Corporate Director of Quality and the State Director of Quality.

The QIC is responsible for promoting the goals and objectives of the health plan by:
•	Demonstrating corporate commitment to high quality care and to the organization’s quality improvement.
•	Requiring that objective measures be used to evaluate the quality of care and service being provided.
•	Ensuring that quality improvement processes are in place and working effectively to improve quality.
•	Reviewing and approving the annual Quality Improvement and Utilization Management Program Descriptions, work plans, and evaluations.
•	Centralizing and coordinating the integration of health plan activities.
•	Monitoring ongoing health plan activity toward health plan goals and objectives.
•	Providing oversight recommendations for improvement of the following activities:
Quality measurement studies; HEDIS performance measures; Disease management programs; Member and provider surveys; Medical record review; Appeals and grievance; Pharmacological reviews; Utilization Management reviews; Credentialing and recredentialing reviews; Pharmacy and Therapeutics review; Overseeing credentialing and recredentialing activities for the health plan providers.
•	Approving all credentialing and recredentialing activities.
•	Monitoring activities of contracted and delegated agencies.
•	Providing a forum for the review, revision, and approval of health plan policies and procedures, guidelines, standards.
•	Overseeing application and enforcement of national confidentiality policy.
•	Ensuring compliance with regulatory and accrediting bodies.
•	Monitoring activities of the Quality and Utilization Management subcommittees.

The Quality Improvement Committee (QIC) meets monthly, but not less than ten (10) times per year, and minutes are recorded and maintained for each meeting. The membership consists of the President & CEO or designee (Chairperson), Senior Vice President, Health Services or designee, Senior Vice President, Legal Affairs or designee, Senior Vice President, Marketing or designee, Senior Vice President, Operations or designee, Senior Vice President, Sales or designee, Vice President, Human Resources or designee, Vice President, Finance or designee, Vice President, Provider Relations or designee, Medical Directors, Utilization Management Medical Director, Quality Management Medical Director, Inpatient Services, Vice President, Behavioral Health, Vice President, Pharmacy, Director, Corporate Regulatory Affairs or designee, Director, Corporate Compliance and Special Investigations, Director, Health Services Projects, Director, Quality Improvement, Director, Corporate Quality Improvement.

b.
Utilization Management: The health plan shall have written utilization management policies and procedures that include protocols for denial of services, prior approval, hospital discharge planning, physician profiling, and concurrent, prospective, and retrospective review of claims that comply with federal and state laws and regulations, as amended. The utilization management policies and procedures must be clearly specified in provider contracts or provider manuals and consistently applied in accordance with the established utilization management guidelines. As part of the health plan’s utilization management function, the health plan also must have processes to identify both over and under utilization problems for inpatient and outpatient services, undertake corrective action, and follow up. This review must consider the expected utilization of services regarding the characteristics and health care needs of the member population. In addition, the health plan shall use an emergency room log, or equivalent method, to track emergency room services. Compensation to individuals or entities that conduct utilization management activities shall not be structured so as to provide incentives for the individual or entity to deny, limit, or discontinue medically necessary services to any member.

Harmony Health Plans understands and will adhere to the requirements set forth in RFP B3Z06118, Paragraph 2.17. subparagraph b, and has a number of policies and procedures which support these requirements. These P&Ps are entitled 1.2 Under and Over Utilization of Services, 2.1 Service Authorization, 2.2 Adverse Determinations,  and 5.4 Inpatient Concurrent Review. Please refer to Appendix Binder, Tab #1, Items 18, 4, 19, 5 respectively. These policies and procedures may be updated from time to time, but shall remain compliant with DSS standards

Additionally, Harmony Health Plan has an ER Program to track and monitor ER services.

c.
Provider Credentialing: The health plan shall have written credentialing and re-credentialing policies and procedures for determining and assuring that all in-network providers are licensed by the state in which they practice and qualified to perform their services. The health plan shall have written policies and procedures for monitoring the in-network providers, reporting the results of the monitoring process, and disciplining in-network providers found to be out-of-compliance with the health plan's medical management standards. The health plan shall use the Missouri Standardized Credentialing Form (MoSCF), pursuant to RSMo 354.442.1 (15) and 20 CSR 400.7.180, as amended.

Harmony has policies and procedures for Initial Credentialing: Re-credentialing every three years; Corrective Action, Suspension and Termination of provider participation; Hearing and Appellate Review; and Immediate Suspension and Termination of Medicaid/Medicare Sanctioned providers.

Initial Credentialing

Harmony has the responsibility of providing a network of qualified physicians to be providers of care to its enrolled membership. Credentialing is the process by which the peer review body (Credentialing Committee made up of participating providers) evaluates an individual applicant’s background, education, training, experience, demonstrated ability, patient admitting capabilities, licensure, regulatory compliance and health status, by means of approved primary and secondary source verifications obtained in accordance with regulatory, accreditation, and Company policy and procedure. The Credentialing Committee reports its findings to the Quality Improvement Committee.

Credentialing policy and procedure specifies the types of physicians to credential, and the baseline criteria for participation. The policy requires the completion of the Missouri required application, including the completion of a questionnaire and an attestation of accuracy and completeness of the information provided. The policy outlines the supporting documentation to be included with the application; the need for a site survey at the offices of primary care physicians and Obstetricians and Gynecologists; the primary sources that will be used to obtain verifications, and includes a query to the National Practitioner Data Bank, and verification of the Office of Inspector General’s Report to confirm eligibility to participate in Medicaid. The policy outlines the credentialing process; the timeframe for processing; the peer review process for review and approval or non-approval; and the approval period. In the event of non-approval, the applicant is entitled to appeal.

Re-credentialing

Re-credentialing is required at least every three years. A pre-printed application is provided to the physician. The policy outlines the primary and secondary sources that may be used to obtain verifications, and includes a query to the National Practitioner Data Bank, and verification of the Office of Inspector General’s Report to confirm eligibility to continue participation in Medicaid. The policy outlines the re-credentialing process; the inclusion of review of performance monitoring at the time of re-credentialing; and the peer review process for review and approval for continuation of provider status for a period not to exceed three years, or non-approval. In the event of non-approval, the physician is entitled to appeal. The OIG Sanctions report is checked against the Company’s databases on a monthly basis.

Suspension or Termination of Physicians

Whenever the activity or professional conduct of any physician is, or is reasonably probable of being, detrimental to member safety or to the delivery of quality care, or is reasonably probable of being disruptive to the Company, corrective action against such physician may be initiated. An outline of the acts constituting grounds for corrective action, suspension or termination of membership are, but are not limited to:

•	issues of availability or other issues identified through internal monitoring processes;
•	gross or repeated quality of care issues, or the failure to practice medicine with the level of care and skill recognized by peers as acceptable;
•	restriction, suspension or revocation of licensure in the State in which practice is located;
•	loss of eligibility of participation in the Medicare/Medicaid program;
•	inability to currently practice medicine with reasonable skill and safety due to medical condition or chemical substance abuse;
•	be convicted or plead guilty to a crime which directly relates to medicine or the ability to practice medicine;
•	misrepresentation of information on a re-credentialing application;
•	failure to comply with previously imposed corrective action.

All requests for corrective action are coordinated through the Medical Director. The Medical Director is responsible for conducting a thorough investigation in accordance with policy and procedure. The results of the investigation are forwarded to the Credentialing Committee for review and recommendation. Recommendation of suspension and/or termination entitles the affected physician to the appellate review process.

Notification of an adverse participation recommendation is provided to the physician, and includes reasons for the action, rights to the appellate review process, and the process for obtaining appellate review. Notification is provided to the physician within 10 days in the case of immediate suspension action, and 30 calendar days from the date of the suspension or termination recommendation, if the action is to be taken following final appeal outcome. Notification to the physician is mailed by certified return receipt mail.

The physician has a period of 30 calendar days in which to file a written request for an appellate review. The request is to be mailed via certified return receipt mail to the Chief Executive Officer or his designee as notified to the physician. Upon timely receipt of the request, the Chief Executive Officer or his designee notifies the physician of the date, time and place of the appellate review. An appellate review shall not take place less than 30 calendar days from the date of the notice.

The personal appearance of the physician requesting the appellate review is required in all cases where quality of care or conduct are under review, and a where an adverse recommendation will result in a report to the National Practitioner Data Bank. A physician who fails, without good cause, to appear and proceed at such hearing, is deemed to have waived rights to the hearing and appellate review. The physician and the organization are entitled to legal representation at the hearing.

The physician has the burden of proving by clear and convincing evidence that the reason for the suspension or termination recommendation lacks any factual basis, or that such basis or the conclusion(s) drawn there-from, are arbitrary, unreasonable or capricious.

The peer review Committee considers and decides the case objectively and in good faith. Within 30 calendar days after final adjournment of the peer review Committee, the Committee makes a written report and forwards its recommendation to the QI Committee. Notification of the final decision is provided to the physician within 30 calendar days.

In all cases where suspension of provider services exceeds a period of 30 days and where the suspension is the result of a professional review action, and relates to professional competence or professional conduct, such a case is reportable to the National Practitioner Data Bank. In the event the peer review Committee recommends reinstatement, following a 30-day suspension an appropriate Revision to Action notice is to be provided to the National Practitioner Data Bank.

d.
Performance Improvement Projects: The health plan must conduct performance improvement projects that are designed to achieve, through ongoing measurements and intervention, significant improvement, sustained over time, in clinical care and nonclinical care areas that are expected to have a favorable effect on health outcomes and member satisfaction. The health plan must report the status and results of each project to the state agency as requested. The performance improvement projects must involve the following:

1)	Measurement of performance using objective quality indicators.
2)	Implementation of system interventions to achieve improvement in quality.
3)	Evaluation of the effectiveness of the interventions.
4)	Planning and initiation of activities for increasing or sustaining improvement.
5)
Completion of the performance improvement project in a reasonable time period so as to generally allow information on the success of performance improvement projects in the aggregate to produce new information on quality of care every year.

6)	Performance measures and topics for performance improvement projects specified by CMS in consultation with the state agency and other stakeholders.

The purpose of Harmony’s Quality Improvement Program (QIP) is to establish a systematic process of quality improvement that will ensure a comprehensive, integrated plan-wide system to assess and improve the quality of clinical care and services provided to WellCare members in all lines of business. The Quality Improvement Program description, with details of our quality assessment and performance improvement approach, is attached in Appendix Binder, Tab #6.

WellCare’s ongoing quality assessment and performance improvement approach provides for the monitoring, analysis, evaluation, and improvement of the delivery, quality, and appropriateness of health care furnished to all members in compliance with good clinical practice and federal Medicaid regulations. The program is governed by the written QIP description and related policies and procedures. The QIP addresses the key areas of access, availability, utilization, quality of care, clinical competence, credentialing, appeals and grievances, member satisfaction, provider satisfaction, and administrative services. The QIP spans all product lines, demographic groups, care settings, and types of services. To ensure that the QIP capitalizes on the most recent research and data, the Quality Improvement Program Description and Workplan, which determine the annual program structure and activities, are formally evaluated and updated each year.

As one of the country’s largest Medicaid, Medicare, and SCHIP managed care plans, WellCare works closely with public sector purchasers to monitor the quality of care provided to program beneficiaries. We understand that the State of Missouri, Department of Social Services, Division of Medical Services is delegating much of the responsibility for the quality of care provided to MC+ enrollees to the contracted are management organizations. Therefore, as a Managed Care contractor to the State, WellCare will not only conduct its internal processes for quality assessment and performance improvement, but document these processes and their outcomes to DSS for oversight of the plan and reporting to the State’s other stakeholders.

e.
Member Incentives: The health plan may offer member incentives with a value of $30.00 or less per eligible member per month.  All member incentives must be prior approved by the state agency.  The purpose of the health plan's member incentives:

•  Must be directly related to a health plan quality initiative
•  Must be measurable via the quality activity
•  Cannot have any relationship to the health plan's marketing activities
•  Cannot be convertible to cash or redemption in any way for alcohol, tobacco products, firearms or ammunition.

1)
The health plan must monitor their member incentives program to ensure that the program has met the health plan's quality initiative and to evaluate on an ongoing basis the effectiveness of the member incentive program.

2)	The health plan must report the status and results of member incentives to the state agency as requested.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.17.5 and subparagraphs a - e.

2.18	Community Health Assessment:

2.18.1
The health plan shall participate in a community health status assessment and improvement initiative as approved by the Department of Health and Senior Services. The health status assessment and improvement initiative shall be developed by a community-based coalition and include community benchmarks for measuring access, quality, and health status. The Department of Health and Senior Services shall provide a list of active community-based health status assessment and improvement initiatives to the health plan. If there is no approved health status assessment and improvement initiative in the health plan's region, the Department of Health and Senior Services shall provide technical assistance to the health plan to develop the health status assessment and improvement initiative. Participation in a health status assessment and improvement initiative shall include:

a.
Becoming a member of a community-wide planning coalition. Community means a geographic entity (a county(ies) for the most part) with broad based representation from community providers, businesses, local organizations, schools, etc. The Department of Health and Senior Services would notify the health plan of coalitions that meet the community standard. Where no such coalition exists, the Department of Health and Senior Services shall work with the health plan to develop one. The health plan shall not be required to be the lead agency in establishing a coalition.

b.	Assisting with the collection and/or analysis of relevant health data and information as defined by the coalition.

c.	Active involvement in the assessment process including prioritizing community problems.

d.	Active involvement in the development and implementation of the community strategic plan to implement health improvement programs.

e.	Providing feedback on the community strategic plan and its effectiveness.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.18.1 and subparagraphs a - e.

2.19	State and Federal Reviews:

2.19.1
The health plan shall make available to the state agency or its outside reviewers, on an annual basis and on an as needed basis, medical and other records for review of quality of care, access, financial, and other issues. The state agency's quality assessment and improvement review may include but is not limited to:

a.	On-site visits and inspections of facilities;

b.	Staff and member interviews;

c.	Review of utilization, denial of services, and other areas that will indicate quality of care delivered to members;

d.	Medical records reviews;

e.	Financial records reviews;

f.	Review of all quality assessment procedures, reports, committee activities and recommendations, and corrective actions;

g.	Review of staff and provider qualifications;

h.	Review of the complaint, grievance, and appeal process and resolutions;

i.	Review of requests for transfers between primary care providers within each health plan;

j.	Review of fraud and abuse detection, prevention, and review process, procedures, cases, and reports; and

k.	Evaluation and analysis of coordination and continuity of care.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.19.1 and subparagraphs a - k.

2.19.2
External Reviews: The state agency contracts with independent external evaluators to examine the quality of care provided by the health plan. CMS designates an outside review agency to conduct an evaluation of the program and its progress toward achieving program goals. The health plan shall make available to CMS’s outside review agency and the state agency's external evaluator medical and other records for review as requested. The health plan shall provide information for External Quality Reviews in the format specified by the state agency.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.19.2.

2.20	Financial Reporting:

2.20.1	The health plan shall not hold a member liable for the following:

a.	The debts of the health plan, in the event of the health plan’s insolvency;

b.	Services provided to the member in the event the health plan fails to receive payment from the state agency for such services;

c.
Services provided to the member in the event a health care provider with a contractual, referral, or other arrangement with the health plan fails to receive payment from the state agency or health plan for such services; or

d.
Payments to a provider that furnishes covered services under a contractual, referral, or other arrangement with the health plan in excess of the amount that would be owed by the member if the health plan had directly provided the services.

e.
In the case of insolvency, the health plan shall continue to cover services to members during insolvency for the duration of period for which payment has been made by the state agency, as well as for inpatient admissions up until discharge.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.20.1 and subparagraphs a - e.

2.20.2
Financial Data Reporting: The health plan shall submit unaudited semi-annual reports and an unaudited and audited annual report for their MC+ managed care book of business to the state agency. The health plan shall submit the semi-annual and annual reports in the format and audit guidelines specified by the state agency. The current report format and audit guidelines can be found in Attachment 10. Changes to the report format must be approved by the state agency prior to submission.

a.	The semi-annual and unaudited and audited annual reports must be certified by one of the following:

1)	The health plan’s Chief Executive Officer.
2)	The health plan’s Chief Financial Officer.
3)	An individual who has delegated authority to sign for, and who reports directly to, the health plan’s Chief Executive Officer or Chief Financial Officer.

b.	The certification must attest, based on best knowledge, information, and belief, as follows:

1)	To the accuracy, completeness, and truthfulness of the data.
2)	To the accuracy, completeness, and truthfulness of the semi-annual and annual reports.

c.	The health plan must submit the certification concurrently with the semi-annual and annual reports.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.20.2 and subparagraphs a - c.

2.20.3
Physician Incentive Plan Requirements: The Department of Health and Human Services published a federal regulation regarding physician incentive plans in the March 27, 1996, Federal Register. This regulation is designed to protect beneficiaries enrolled in Medicare and Medicaid Managed Care Organizations by placing certain limitations on physician incentive plans that could influence a physician’s care decisions.

a.
In addition, the physician incentive plan regulation applies to all subcontractors, including any health care services subcontractors. The physician incentive plan regulation does not apply outside the scope of incentive plans for physicians providing services to Medicare or MC+ managed care members.

b.
The health plan shall not offer financial incentives to induce physicians to limit or reduce medically necessary services to a specific member. The health plan shall not offer non-financial incentives to limit or reduce medically necessary services to a specific member.

c.	A physician group is at "substantial" financial risk if more than 25% of its potential payment is at risk for services it does not provide.

1)
If the physician group is at “substantial” financial risk, the health plan shall provide adequate protection to limit financial losses. The health plan has the option of: 1) retaining the risk in its direct provider contracts, or 2) the MCO, intermediate entity, physician or physician group can reinsure the risk through a reinsurance carrier. Stop-loss protection must cover at least ninety percent (90%) of the costs of referral amounts that exceed 25% of the total potential payment on either a per member per year or an aggregate basis.

For the purposes of the PIP regulation, the term “physician” is defined as: Doctors of medicine, doctors of osteopathy, doctors of dental surgery or dental medicine, doctors of podiatric medicine, doctors of optometry, chiropractors, and any limited practice provider that provides services on State authority to perform such services.

2)
If the physician group is at "substantial risk", the health plan must conduct annual member surveys. The health plan shall survey enrolled and disenrolled members with questions on satisfaction, quality, and access to services. The result should be submitted to the state agency.

d.
In compliance with the federal regulation, the health plan shall disclose to the members, upon request, whether the health plan used a physician incentive plan, what type of physician incentive plan it uses, whether stop-loss insurance is provided, and a summary of any survey results if a survey was required to be conducted.

e.
On an annual basis and in compliance with the federal regulation, the health plan must disclose physician incentive plans to CMS, and the state agency. The information to be disclosed shall include the following:

1)	Effective date of the physician incentive plan;
2)	The type of incentive arrangement;
3)	The amount and type of stop-loss protection;
4)	The patient panel size;
5)	If pooled, a description of the method;
6)	The computations of significant financial risk;
7)	Whether the health plan does not have a physician incentive plan; and
8)	Name, address, phone number, and other contact information for a person from the health plan who may be contacted with questions regarding the physician incentive plan.

f.	The health plan shall notify the state agency within five (5) business days of any change to the health plan or the subcontractors’ physician incentive plan(s).

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.20.3 and subparagraphs a - f. Harmony believes that none of its Missouri contracts puts Missouri MC+ Providers in “substantial” financial risk as described in the Department of Health and Human Services’ federal regulation regarding physician incentive plans in the March 27, 1996, Federal Register.

Harmony has conducted a review of all its contracts and letters of agreement with all providers in its current network of providers for Missouri, and confirms that no Missouri MC+ Providers are in contract where more than 25% of its potential payment is at risk for services it does not provide.

2.20.4
The health plan shall provide quarterly reports to the state agency detailing third party savings in a format prescribed by the state agency. The state agency shall provide the health plan with no less than ninety (90) calendar days notice of any change in the format requested. These reports are due on the thirtieth (30) day following the close of the quarter. The health plan shall maintain records in such a manner as to ensure that all money collected from third party resources may be identified on behalf of members. The health plan shall make these records available for audit and review and certify that all third party collections are identified and used as a source of revenue.

a.	The quarterly reports must be certified by one of the following:

1)	The health plan’s Chief Executive Officer.
2)	The health plan’s Chief Financial Officer.
3)	An individual who has delegated authority to sign for, and who reports directly to, the health plan’s Chief Executive Officer or Chief Financial Officer.

b.	The certification must attest, based on best knowledge, information, and belief, as follows:

1)	To the accuracy, completeness, and truthfulness of the data.
2)	To the accuracy, completeness, and truthfulness of the quarterly reports.

c.	The health plan must submit the certification concurrently with the quarterly reports.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.20.4 and subparagraphs a - c.

2.20.5
The health plan shall report the categories of all third party liability collections to the state agency and shall include a complete disclosure demonstrating its efforts to obtain payment from liable third parties and the amounts and nature of all third party payments recovered for members including, but not limited to, payments for services and conditions which are:

a.	Employment related injuries or illnesses;
b.	Related to motor vehicle accidents, whether injured as pedestrians, drivers, passengers, or bicyclists; and
c.	Contained in diagnosis codes 800 through 999 (ICD 9-M), with the exception of Code 994.6.

The reports must be certified by one of the following:

a. The health plan’s Chief Executive Officer.
b. The health plan’s Chief Financial Officer.
c.	An individual who has delegated authority to sign for, and who reports directly to, the health plan’s Chief Executive Officer or Chief Financial Officer.

The certification must attest, based on best knowledge, information, and belief, as follows:

a.	To the accuracy, completeness, and truthfulness of the data.
b.	To the accuracy, completeness, and truthfulness of the reports.

The health plan must submit the certification concurrently with the reports.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.20.5.

2.21	Operational Data Reporting:

2.21.1
To measure the MC+ managed care program's actual accomplishments in the areas of access to care, utilization, medical outcomes, health status, and satisfaction, the health plan shall provide the state agency with information concerning uniform utilization, quality assessment and improvement, member satisfaction, complaint, grievance, and appeal, and fraud and abuse detection data on a regular basis. On a periodic basis, the health plan shall make available clinical outcome data in areas of concern to the state agency. The health plan shall cooperate with the state agency in carrying out data validation steps.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.21.1.

2.21.2
The state agency shall provide report formats and variable definitions for the health plan to use in reporting operational data. Data elements and reporting requirements are outlined in the Performance Requirements segment. Final formats will be made available as finalized.

Harmony Health Plan has reviewed available data elements and reporting requirements currently available in RFP B3Z06118 Performance Requirements segment.

2.21.3
Quarterly Complaint, Grievance, and Appeal Report: On a quarterly basis, the health plan shall submit to the state agency a Quarterly Complaint, Grievance, and Appeal Report, in accordance with the State Management Plan included as Attachment 6.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.21.3.

2.21.4
Quality Assessment and Improvement Evaluation and Reports: The health plan shall submit an annual Quality Assessment and Improvement Evaluation and Report. The format will be periodically reviewed and updated by the state agency. The health plan shall comply with all changes as specified by the state agency. The state agency shall provide the health plan with no less than ninety (90) calendar days notice of any change in the format requested.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.21.4.

2.21.5
Member Satisfaction Report: The Department of Health and Senior Services has authority under RSMo 192.068, as amended, to collect the member satisfaction survey data from the health plan. To reduce duplication and ensure consistent survey methodology, the state agency shall rely upon the member satisfaction survey data from this process. The health plan shall submit member satisfaction data to the Department of Health and Senior Services in accordance with 19 CSR 10-5.010, as amended. The health plan shall use the survey instrument specified by the Department of Health and Senior Services and must fund the cost of the survey.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.21.5.

2.21.6
Presentation of Findings: The health plan shall obtain the state agency's approval prior to publishing or making formal public presentations of statistical or analytical material based on the health plan’s MC+ managed care membership.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.21.6.

2.22
Third Party Liability: Third Party Liability is defined as any individual, entity, or program that is or may be liable to pay all or part of the health care expenses of a Medicaid beneficiary. Under Section 1902(a) (25) of the Social Security Act, the State is required to take all reasonable measures to identify legally liable third parties and treat third party liability as a resource of the Medicaid beneficiary.

2.22.1
Coordination of Benefits: By law, Medicaid is the payer of last resort. Therefore, the health plan shall be used as a source of payment for covered services only after all other sources of payment have been exhausted. The two methods used in the coordination of benefits are cost avoidance and post-payment recovery (i.e., "pay and chase "). The health plan shall act as an agent of the state agency for the purpose of coordination of benefits.

a.
If health plan has established the probable existence of liability of a third party health insurance carrier at the time a claim is filed, the health plan shall reject the claim and return it to the provider for a determination of the amount of liability except in certain defined situations referenced below. This rejection is called cost avoidance. If a service is medically necessary, the health plan shall ensure that its cost avoidance efforts do not prevent a member from receiving such service and that the member is not required to pay any cost-sharing for use of the other insurer's providers.

b.
The establishment of liability takes place when the health plan receives confirmation from the provider or the third party health insurance carrier indicating the extent of liability taking into account any agreement between the provider and third party health insurance carrier regarding acceptance of the carrier’s payment as payment in full with the exception of any patient cost-sharing. If the probable existence of a liable third party cannot be established or third party benefits are not available to pay the member's medical expenses at the time the claim is filed, the health plan shall pay the full amount allowed under the health plan's payment schedule. When the amount of liability is determined, the health plan shall pay the claim to the extent that payment allowed under the health plan's payment schedule exceeds the amount of the third party health insurance carrier's payment taking into account any agreement between the provider and the third party health insurance carrier regarding acceptance of the carrier’s payment as payment in full with the exception of any patient cost-sharing. If a third party health insurance carrier (other than Medicare) requires the member to pay any cost-sharing (such as copayment, coinsurance, or deductible) the health plan shall pay the cost-sharing amounts, even if services were provided by an out-of-network provider. The health plan may require prior authorization of out-of-network services. The health plan's liability for such cost-sharing amounts shall not exceed the amount the health plan would have paid under the health plan's payment schedule for the service. The out-of-network provider must agree in writing to accept the amount of the health plan’s payment as payment in full prior to the service being provided. If the out-of-network provider does not agree to accept the health plan’s payment as payment in full, the health plan shall inform the member verbally and in writing that due to lack of such agreement, the member will be liable for the cost sharing amounts to the out-of-network provider or the member may seek services without charge from an in-network provider.

1)	For additional clarity on establishment of the health plan’s liability, the following examples are provided:

•
A provider submits a charge for $100 to the health plan for which the health plan’s allowable is $80. The provider received $75 from the third party insurance carrier. There is no agreement between the provider and third party insurance carrier that the amount paid by the carrier is payment in full. The provider normally bills all patients with this carrier the remaining balance of $25. The provider would submit a claim to the health plan indicating the remaining balance of $25 is owed after receiving $75 from the third party carrier. The amount the health plan pays the provider is the difference between the health plan’s allowable ($80) and the carrier’s payment ($75) or $5.

•
A provider has a charge of $100.00. The third party carrier and provider have agreed that the amount paid by the carrier is payment in full except for any cost-sharing. The carrier has an allowable of $50 with the remaining $25 to be a contractual write-off. The member has a co-payment of $25.00. The provider bills all patients with this carrier only the co-payment amount. The provider bills the health plan the $25 co-payment. The health plan’s liability is not $30 ($80-$50) in this situation as there exists an agreement between the provider and third party carrier that there is no liability by the patient other than cost-sharing. The health plan’s pays the provider $25 as the co-payment does not exceed its allowable of $80.

c.
The requirement of cost avoidance applies to all covered services except claims for labor and delivery and postpartum care (costs associated with the inpatient hospital stay for labor and delivery and postpartum care must be cost avoided); prenatal care for pregnant women; preventive pediatric services; or if the claim is for a service that is provided to a member on whose behalf child support enforcement is being carried out by the Missouri Department of Social Services, Family Support Division. For these services, the health plan shall provide such service and then recover payment from the third party health insurance carrier ("pay and chase").

d.	The health plan may retain up to 100 percent of its third party collections if all of the following conditions exist:

1)	Total collections received do not exceed the total amount of the health plan's financial liability for the member.

2)	There are no payments made by the state agency related to fee-for-service.

3)	Such recovery is not prohibited by Federal or State law.

e.
The state agency shall provide the health plan with a daily file of third party health insurance carrier information (other than Medicare) for the purpose of updating the health plan's files. The state agency shall continue to perform verification of the health insurance information. The state agency does not warrant that the information is complete or accurate. The file is to be considered a "lead" file to assist the health plan in identifying legally liable third parties. The health plan shall timely notify the state agency of any known changes, additions, or deletions of coverage in a format prescribed by the state agency.

f.
The state agency shall annually perform a data match with the United States Department of Defense to identify members covered by TRICARE. The state agency shall provide the health plan with the results of the data match annually and in a format specified by the state agency. The health plan shall perform post-payment recovery and cost avoidance activities as appropriate based on the information supplied by the data match.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.22.1. Harmony employs an aggressive and multifaceted strategy to ensure optimized identification, cost avoidance and/or recovery of expenditures related to TPL/subrogation and COB. Internal policies and procedures in Health Services, claims, and Enrolment departments facilitate the systematic capture of information streaming from diagnoses, providers, members and state agencies. This information is coded in the claims payment system generating a primary payer obligation status of a third party, thus avoiding direct cost for associated services and/or eligibility segments.

2.22.2
Casualty/Tort: The health plan shall act as an agent of the state agency for purposes of third party reimbursement pursuant to RSMo 208.215, as amended. In addition to coordination of benefits, the health plan shall pursue reimbursement in the following circumstances: Workers' Compensation, Tortfeasors, Motorist Insurance, and Liability/Casualty Insurance.

a.
The health plan shall take action to identify those paid claims for members that contain diagnosis codes 800 through 999 (ICD 9-CM), with the exception of 994.6, for the purpose of determining the legal liability of third parties so that the health plan may process claims under the third party liability payment procedures specified in 42 CFR 433.139 (b) through (f), as amended.

b.
The state agency shall perform a data match with the Department of Labor, Division of Workers' Compensation to identify members that the Division of Workers' Compensation has a record of a work-related injury claim. The state agency shall provide the health plan with the results of the data match monthly and in a format specified by the state agency. The health plan shall perform post payment recovery and cost avoidance activities as appropriate based on the information supplied by the data match. If the probable existence of third party liability cannot be established or third party benefits are not available to pay the member's medical expenses at the time the claim is filed, the health plan shall pay the full amount allowed under the health plan's payment schedule.

c.
The state agency shall perform a data match with the State Traffic Accident Reporting System (STARS) of the Missouri Highway Patrol to identify members that the STARS system has a record of a member involved in a motor vehicle accident. The state agency shall provide the health plan with the results of the match monthly and in a format specified by the state agency. The health plan shall perform further validation activities when using information supplied by the data match to ensure the member is in fact the person referenced in the match. If the probable existence of third party liability cannot be established or third party benefits are not available to pay the member's medical expenses at the time the claim is filed, the health plan shall pay the full amount allowed under the health plan's payment schedule.

d.	The health plan shall perform all research, investigations, and payment of lien-related costs, including but not limited to, attorney fees and costs related to such cases.

e.
If a member initiates a legal action as a result of an injury that occurred during the health plan contract period, the health plan may file a lien for reimbursement for medical services provided to treat the injury that occurred during the contract period even after the contract period has ended.

f.
If the health plan initiates a lien during the contract period but the case remains unsettled at the end of the contract period, the health plan may continue pursuit of the action for the medical services related to the injury that were provided during the contract period.

g.
If the member enrolls with a new health plan while legal action is pending, each health plan may file separate liens to recover reimbursement for medical services related to the injury that were provided during the respective contract periods.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.22.2 and subparagraphs a - g.

2.23	Reinsurance: The state agency will not administer a reinsurance program funded from capitation payment withholdings.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.23.

2.24
Reserving: As part of its accounting and budgeting function, the health plan shall establish an actuarially sound process for estimating and tracking incurred but not reported costs. The health plan should reserve funds by major categories of service (e.g., hospital inpatient; hospital outpatient) to cover both incurred but not reported, and reported but unpaid claims. As part of its reserving methodology, the health plan should conduct annual reviews to assess its reserving methodology and make adjustments as necessary.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.24.

2.25	Claims Processing and Management Information System:

2.25.1
The health plan shall have a Claims Processing and Management Information System (MIS) capable of meeting the MC+ managed care program requirements and maintaining satisfactory performance throughout the life of the contract. The health plan shall have the capability to transmit and receive data, support provider payments, and data reporting requirements as specified herein. The health plan shall have the capability to process claims, retrieve and integrate enrollment data, assign primary care providers, maintain provider network data, and submit encounter data. The Claims Processing and MIS should be of sufficient capacity to expand as needed due to member enrollment or program changes.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.25.1.

Harmony employs the Diamond 950 system as the core transaction processing system for the maintenance of provider, member, benefit, and contract information. This top-tier commercial system supports our core transaction processing functions. Operating on Sun hardware and an Oracle database, Diamond is designed to be scalable to accommodate internal growth and growth from acquisitions. We use our systems for premium billing, claims processing, utilization management, reporting, medical cost trending, planning and analysis. The systems also supports member and provider service functions, including enrollment, member eligibility verification, primary care and specialists physician roster access, claims status inquiries, and referrals an authorizations.

Harmony uses Diamond to adjudicate and pay healthcare claims submitted to the plan by providers on behalf of the eligible beneficiaries. Harmony also uses Diamond to store and record non-financial transactions (so-called “encounters”) submitted to the plan as evidence of healthcare services rendered under pre-paid and capitated arrangements. Additionally, Harmony uses Diamond to manage and record authorizations and referrals among the various healthcare providers who deliver health care services on behalf of Harmony’s beneficiaries. The Diamond system provides for the storage and maintenance of demographic information about beneficiaries.

Harmony has included a Claim Adjudication Process flow chart and written description which details the flow of claims from receipt until payment. Please refer to Appendix Binder, Tab #7 to review these documents.

The Actuarial Services department is charged with producing monthly estimate of Incurred But Not Reported (IBNR) liability associated with all the lines of business at WellCare Health Plans, Inc. (WellCare).

Various actuarial assumptions and methodologies are applied during the process. WellCare’s policy is that all actuarial assumptions and methodologies applied in the IBNR process should follow applicable Actuarial Standards of Practice as promulgated by the Actuarial Standards Board.

2.25.2
The health plan shall transmit encounter data and all required files in accordance with the Health Plan Record Layout Manual, as amended. The health plan shall maintain an encounter overall acceptance rate of at least 95 % as measured by the state agency.

a.
The health plan shall submit encounter data for all services provided including those services that are reimbursed by the health plan through a capitated arrangement or other subcontracted arrangement.

1)	The encounter data must be certified by one of the following:

•	The health plan’s Chief Executive Officer.
•	The health plan’s Chief Financial Officer
•	An individual who has delegated authority to sign for, and who reports directly to, the health plan’s Chief Executive Officer or Chief Financial Officer.

2)	The certification must attest, based on best knowledge, information, and belief, as to the accuracy, completeness, and truthfulness of the encounter data.

3)	The health plan must submit the certification concurrently with the encounter data.

b.	The health plan shall transmit primary care provider assignments and changes or additions to the provider demographic file.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.25.2 and subparagraphs a - b.

2.25.3	The health plan shall accept claims electronically from all providers. The health plan shall make every effort to encourage providers to submit claims electronically using HIPAA compliant formats.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.25.3.

2.25.4
The health plan shall employ or have available, the resources necessary to make modifications to claims processing edits or expansion of MIS capabilities as a result of changes in MC+ managed care policies and/or procedures. The state agency shall make every effort to give the health plan 60 calendar days notice of changes in the MC+ managed care program that may require the health plan to make system changes in order to comply.

Harmony Health Plan understands the requirements set forth in RFP B3Z06118 paragraph 2.25.4.

Paragraph 2.25.5 inserted by Amendment #001

2.25.5
Timeliness of Claim Adjudication Report: On a quarterly basis, the health plan shall submit to the state agency a "Timeliness of Claims Adjudication Report" in accordance with the quarterly reporting schedule outlined in Attachment 6 in a format specified by the state agency.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.25.5.

2.26	Records Retention:

2.26.1
The health plan shall maintain books and records relating to MC+ managed care services and expenditures, including reports to the state agency and source information used in preparation of these reports. The books and records shall include, but are not limited to, financial statements, records relating to quality of care, medical records, and prescription files.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.26.1.

2.26.2	The health plan shall also comply with all standards for record keeping specified by the state agency.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.26.2.

2.26.3
The health plan shall maintain and retain all financial and programmatic records, supporting documents, statistical records, and other records of members for five (5) years. If any litigation, claim, negotiation, audit or other action involving the records has been started before the expiration of the five (5) year period, the health plan shall retain the records until completion of the action and resolution of all issues which arise from it or until the end of the regular five (5) year period, whichever is later.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.26.3.

2.26.4	The health plan shall retain the source records for the health plan’s data reports for a minimum of five (5) years and must have written policies and procedures for storing this information.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.26.4.

2.26.5
Medical Records: The health plan shall have written policies and procedures for the maintenance of medical records so that the records are documented accurately and in a timely manner, are readily accessible, and permit prompt and systematic retrieval of information. Complete medical records shall include but are not limited to medical charts, health status screens, prescription files, hospital records, physician specialists, consultant and other health care professionals' findings, and other documentation sufficient to disclose the quantity, quality, appropriateness, and timeliness of services provided. The health plan shall make such medical records available to duly authorized representatives of the state agency and the United States Department of Health and Human Services to evaluate, through inspections or other means, the quality, appropriateness, and timeliness of services performed. The health plan must have procedures to provide for prompt transfer of member records upon request to other in-network or out-of-network providers for the medical management of the member.

a.
In accordance with Senate Bill No. 1024, enacted by the General Assembly of the State of Missouri, Section A., Chapter 334, RSMo, amended to be known as Section 334.097, physicians shall maintain an adequate and complete patient record for each patient and may maintain electronic records provided the record keeping format is capable of being printed for review. An adequate and complete patient record shall include documentation of the following information:

•	Identification of the patient, including name, birthdate, address and telephone number;
•	The date or dates the patient was seen;
•	The current status of the patient, including the reason for the visit;
•	Observation of pertinent physical findings;
•	Assessment and clinical impression of diagnosis;
•
Plan for care and treatment, or additional consultations or diagnostic testing, if necessary. If treatment includes medication, the physician shall include in the patient record the medication and dosage of any medication prescribed, dispensed or administered; and

•	Any informed consent for office procedures.

1)
Patient records remaining under the care, custody, and control of the physician shall be maintained by the physician, or the physician’s designee, for a minimum of seven (7) years from the date of when the last professional service was provided.

2)
Any correction, addition, or change in any patient record made more than forty-eight hours after the final entry is entered in the record and signed by the physician shall be clearly marked and identified as such, and the date, time, and name of the person making the correction, addition, or change shall be included, as well as the reason for the correction, addition, or change.

3)	A consultative report shall be considered an adequate medical record for a radiologist, pathologist, or a consulting physician.

b.
The member’s medical record is the property of the provider who generates the record. Upon the written request of a member, guardian, or legally authorized representative of a member the health plan shall furnish a copy of the medical records of the member's health history and treatment rendered. Such medical records shall be furnished within a reasonable time of the receipt of the written request. Each member is entitled to one free copy of his or her medical records annually. The fee for additional copies shall not exceed the actual cost of time and materials used to compile, copy, and furnish such records.

c.
The health plan shall provide the state agency with access to all members' medical records, whether electronic or paper, within thirty (30) calendar days of receipt of written request at no charge. The health plan shall provide the state agency with access to a single or small volume of medical records within five (5) calendar days of receipt of written request at no charge. The health plan shall provide the state with immediate access for on-site review of medical records. For on-site review of medical records, the state agency may provide the health plan with an advance notice of a partial list of medical records. The health plan shall fax or send by overnight mail to the state agency all medical records involving an emergency or urgent care issue when requested by the state agency at no charge. Access to record requirements applies to the health plan and all providers.

d.	The health plan shall have written standards for documentation on the medical record for legibility, accuracy, and plan of care.

e.
The health plan shall require its providers to maintain medical records in a detailed and comprehensive manner which conforms to good professional medical practice, permits effective professional medical review and medical audit processes, and facilitates an adequate system for follow-up treatment. Medical records must be legible, signed and dated.

f.
When a member changes primary care providers, upon request, his or her medical records or copies of medical records must be forwarded to the new primary care provider within ten (10) business days from receipt of request or prior to the next scheduled appointment to the new primary care provider whichever is earlier.

g.	The state agency is not required to obtain written approval from a member before requesting the member's record from the provider.

h.	If the state agency requests, the health plan shall gather all medical records from their providers.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.26.5 and subparagraphs a-h.

Harmony reviews medical record requirements with providers at the time of orientation. Harmony’s system, in accordance with its Policies and Procedures, limits access to ensure that only authorized personnel are accessing Protected Health Information (PHI).  Harmony audits provider offices to ensure that medical records are stored confidentially and released in a consistent fashion in accordance with all applicable state and federal laws.  Additionally, each Harmony provider is subject to the state and federal laws including HIPAA regulations, as a covered entity.  For Company providers confidentiality is reinforced through the Provider Manual, the Provider Contract and credentialing visits. Harmony has policies and procedures to ensure compliance with the aforementioned Performance Requirements.  Please refer to the Appendix Binder, Tab 1, Item 20 and 21 for the Medical Records Review Policies and Procedures.  These policies and procedures may be updated from time to time, but shall remain compliant with DSS standards

2.27
Health Plan Disputes With Other Providers: All disputes between the health plan and any affiliated or unaffiliated provider, or between the health plan and any other subcontractors, shall be solely between such provider or subcontractors and the health plan. The health plan shall indemnify, defend, save and hold harmless the State of Missouri, the Department of Social Services and its officers, employees and agents and enrolled MC+ managed care members from any and all actions, claims, demands, damages, liabilities, or suits of any nature whatsoever arising out of the contract because of any breach of the contract by the health plan, its subcontractors, agents, providers or employees, including but not limited to any negligent or wrongful acts, occurrence of omission of commission or negligence of the health plan, its subcontractors, agents, providers or employees.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.27.

2.28	Rate Adjustments for Performance Based on HCY/EPSDT Participant Ratio and Remedies for Violation, Breach, or Non-Compliance of Contract Requirements:

Rate Adjustments for Performance Based on HCY/EPSDT Participant Ratio: In accordance with CMS guidelines, the state agency requires 80 percent of eligible members to have HCY/EPSDT well child visits and, accordingly, has included an 80 percent participant ratio in the rates paid to the health plan. In accordance with CMS 416 reporting methodology, the state agency shall measure the health plan’s performance regarding the percentage of eligible members having HCY/EPSDT well child visits (participant ratio). The state agency applies state specific criteria to the CMS methodology to reflect the MC+ managed care program. The state specific criteria reflects performance by Category of Aid and rate cell, the measurement schedule in Attachment 11, and recognition of a month to be greater than 27 days. The participant ratio is defined as the number of total eligibles receiving at least one initial or periodic well child visit divided by the number of total eligibles who should receive at least one initial or periodic well child visit. The current HCY/EPSDT Measurement Schedule is reflected in Attachment 11. The state agency reserves the right to amend the HCY/EPSDT Measurement Schedule and shall give the health plan prior written notice of such amendment.

a.
In the event that the HCY/EPSDT participant ratio is not equal to 80 percent of eligible members having an HCY/EPSDT well child visit as calculated using the HCFA 416 reporting methodology, the state agency shall with five (5) calendar days prior notice make a pro rata adjustment to the monthly capitation payment to the health plan for each percentage point above or below 80 percent, but not to exceed 100 percent. This pro rata adjustment shall be based on the portion of the monthly capitation payment related to HCY/EPSDT well child visits and shall be applied to each rate cell in which well child visits are required. Refer to Attachment 13. The state agency shall continue making such adjusted monthly capitation payments until the next scheduled measurement.

b.
If the health plan is new to a MC+ managed care region, the health plan shall agree that its capitation rate shall reflect the average participant ratio of the MC+ managed care health plans that are not new to the region by rate cell and category of assistance for the applicable measurement period reflected in Attachment 11. Beginning January 2007, the new health plan shall agree that their future capitation rates shall be adjusted by the health plan’s actual 12-month HCY/EPSDT participant ratio.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.28.1 and subparagraphs a- b.

2.28.2
Adjustments for Performance Based on HEDIS Performance Ratings: The health plan's results of HEDIS performance measures as identified in Attachment 6 shall annually be rated by the state agency as high (HI), average (AV), low (LO), Not Applicable (NA), or Not Reported (NR). This rating shall be determined by computing the statewide average of all health plans in all regions and determining whether a health plan's individual results, from a statistical level of confidence, vary from the statewide average and to what degree the results are precise and accurate. Those HEDIS performance measures that are rated as high shall be assigned a numeric value of three (3). Those HEDIS performance measures that are rated as average shall be assigned a numeric value of two (2). Those HEDIS performance measures that are rated as low shall be assigned a numeric value of one (1). Any performance measure that according to HEDIS specifications should not be reported shall be rated as Not Applicable and shall be assigned a value of zero (0). Any performance measure not reported due to the health plan's failure shall be rated as Not Reported and assigned a value of negative one (-1). The state agency shall then total the numeric value of each HEDIS measure. The HEDIS measures relating to the CAHPS member satisfaction shall not be included in the total. The state agency shall use only combined measures, where applicable, when computing the total. The totals are then averaged ignoring values of zero (0) and rounded to the nearest whole number. The health plan shall maintain a minimum performance standard of an overall score of average with a value of two (2).

a.	The first annual rating shall occur upon receipt of the HEDIS measures due June 30, 2007.

b.	The second annual rating shall occur upon receipt of the HEDIS measured due June 30, 2008.

c.	The third annual rating shall occur upon receipt of the HEDIS measured due June 30, 2009.

d.	The first time a health plan achieves an average of low with a value of one (1), the health plan shall develop and implement a corrective action to improve the substandard performance.

1)	The state agency shall inform enrollees in enrollment materials that the health plan failed to achieve the minimum performance standard.

2)
The state agency shall reduce the random auto assignment percentage assigned to the health plan by one half (1/2). The random auto assignment percentage that was removed from the low performing health plan shall be distributed to the highest rated health plan(s) within the same MC+ Managed Care region.

e.
The first time a health plan achieves an average of high with a value of three (3), the state agency shall inform enrollees in enrollment materials that the health plan(s) achieved above the minimum performance standard.

f.	The second time a health plan achieves an average of low with a value of one (1), the health plan shall develop and implement a corrective action to improve the substandard performance.

1)	The state agency shall inform enrollees in enrollment materials that the health plan failed to achieve the minimum performance standard.

2)
The state agency shall reduce the random auto assignment percentage assigned to the health plan by one half (1/2). The random auto assignment percentage that was removed from the low performing health plan shall be distributed to the highest rated health plan(s) within the same MC+ Managed Care region.

g.
The second time a health plan achieves an average of high with a value of three, the state agency shall inform enrollees in enrollment materials that the health plan or health plans achieved above the minimum performance standard.

h.
The third time a health plan achieves an average of low with a value of one (1), the state agency shall with five (5) calendar days prior notice make a .25 percent reduction to the total amount paid the health plan in monthly capitation payments.

1)	The state agency shall inform enrollees in enrollment materials that the health plan failed to achieve the minimum performance standard.

2)	The reduction of total monthly capitation payments from any low performing health plan shall be distributed equally to the health plan(s) rated high within the same MC+ Managed Care region.

i.
The third time a health plan achieves an average of high with a value of three (3), the state agency shall inform enrollees in enrollment materials that the health plan achieved above the minimum performance standard.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.28.2 and subparagraphs a-i.

2.28.3
Federal Sanctions: Section 1903(m)(5)(A) and (B) of the Social Security Act vests the Secretary of the Department of Health and Human Services with the authority to deny Medicaid payments to a health plan for members who enroll after the date on which the health plan has been found to have committed one or more of the violations identified below. Therefore, whenever, and for so long as, federal payments are denied, the state agency shall deduct the total amount of federal payments denied from the next monthly capitation payment made to the health plan.

a.	Substantial failure to provide required medically necessary items or services when the failure had adversely affected (or has substantial likelihood of adversely affecting) a member,

b.	Discrimination among members with respect to enrollment, re-enrollment, or disenrollment on the basis of the member’s health status or requirements for health care services,

c.	Misrepresentation or falsification of certain information, or

d.	Failure to comply with the requirements for physician incentive plans as specified herein.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.28.3 and subparagraphs a-d.

2.28.4
Liquidated Damages for Failure to Provide Covered Services: In the event the state agency determines the health plan failed to provide one or more of the covered services, the state agency shall direct the health plan to provide such service. If the health plan continues to refuse to provide the covered service(s), the state agency shall authorize the member to obtain the covered service from another source and shall notify the health plan in writing that the health plan shall be charged the actual amount of the cost of such service. In such event, the charges to the health plan shall be obtained by the state agency in the form of deductions of that amount from the next monthly capitation payment made to the health plan. With such deductions, the state agency shall provide a list of the members from whom payments were deducted, the nature of the service(s) denied, and payments the state agency made or will make to provide the medically necessary covered services.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.28.4.

2.28.5
Remedies for Failure to Perform Administrative Services: Whenever the state agency determines that the health plan has failed to perform an administrative function required per the requirements of the contract, the state agency shall notify the health plan of the health plan’s failure to perform required administrative services pursuant to the requirements of the contract and shall give the health plan five (5) working days to develop an acceptable action plan for correcting the administrative services failure. For the purposes these provisions, “administrative services” are defined as any contract requirements other than the actual provision of covered services.

a.
If the health plan submits an action plan for correcting the failure and if the plan is acceptable to the state agency, no action shall be taken at that time, provided that the health plan implements the corrective action as approved by the state agency.

b.
If the health plan fails to submit an action plan within the five working days or if the health plan does not implement the corrective action plan within the time frame stated in the action plan, the state agency shall withhold payment from the next capitation payment due the health plan as stated below:

1)	The amount withheld shall be up to three percent (3%) of the total amount of the next capitation payment due the health plan.
2)	The state agency shall continue to withhold up to three percent (3%) until successful correction of the administrative services failure by the health plan.
3)	After successful correction of the administrative services failure, the state agency shall pay the health plan the total amount of all payments withheld.

c.
If the health plan implements the corrective action according to the approved plan but does not successfully correct the administrative services failure within the time frame approved in the action plan, the state agency shall withhold payment from the next capitation payment due the health plan according to the same provisions as stated above.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.28.5 and subparagraphs a-c.

2.28.6
Remedies for Failure to Comply with Marketing Requirements: In the event the state agency determines that the health plan has failed to comply with any of the marketing requirements of the contract, one or more of the remedial actions listed below shall apply. The state agency shall notify the health plan in writing of the determination of the non-compliance, of the action(s) that must be taken, and of any other conditions related thereto such as the length of time the remedial actions shall continue and of the corrective actions that the health plan must perform.

a.	The state agency shall require the health plan to recall the previously authorized marketing materials.

b.	The state agency shall suspend enrollment of new members to the health plan.

c.
The state agency shall deduct the amount of capitation payment for members enrolled as a result of non-compliant marketing practices from the next monthly capitation payment made to the health plan and shall continue to deduct such payment until correction of the failure.

d.
The state agency shall require the health plan to contact each member who enrolled during the period while the health plan was out of compliance, in order to explain the nature of the non-compliance and inform the member of his or her right to transfer to another health plan.

e.	The state agency shall prohibit future marketing activities by the health plan for an amount of time specified by the state agency.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.28.6 and subparagraphs a-e.

2.28.7
Attorney Fees: In the event the state agency should prevail in any legal action arising out of the performance or non-performance of the contract, the health plan shall pay, in addition to any damages, all expenses of such action including reasonable attorney’s fees and costs. The term “legal action” shall be deemed to include administrative proceedings of all kinds, as well as all actions at law or equity.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.28.7.

2.28.8
Remedial Actions: The state agency may pursue all remedial actions with the health plan that are taken with fee-for-service providers. The state agency will work with the health plan and the health plan providers to change and correct problems and will recoup funds only if the health plan fails to correct a problem within a timely manner.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.28.8.

2.28.9
In addition to above referenced described rate adjustments and remedies, if the state agency determines that the health plan is not taking proper action to correct the identified failures, the state agency shall have the right to implement any other legal processes deemed necessary including cancellation of the contract, recovery of damages, suspension of enrollment to the health plan, etc.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.28.9.

2.28.10
Intermediate Sanctions. The state agency may establish and specify intermediate sanctions that may be imposed when a health plan acts or fails to act as specified below. The state agency may require a corrective action plan, as referenced in section 2.28.5, to be developed and approved by the state agency in situations where intermediate sanctions may be imposed. The state agency shall approve and monitor implementation of such a plan and set appropriate timelines to bring activities of the health plan into compliance with state and federal regulations. The state agency may monitor via required reporting on a specified basis and/or through on-site evaluations, the effectiveness of the plan. Before imposing intermediate sanctions, the state agency shall give the health plan timely written notice that explains the basis and nature of the sanction and any other due process protections that the state agency elects to provide.

a.	Fails substantially to provide medically necessary services that the health plan is required to provide, under law or under the contract, to a member covered under the contract.

b.	Imposes on members premiums or charges that are in excess of the premiums or charges permitted under the Medicaid program.

c.	Acts to discriminate among members on the basis of their health status or need for health care services.

d.	Misrepresents or falsifies information that it furnishes to CMS or to the state agency.

e.	Misrepresents or falsifies information that it furnishes to a member, potential member, or a health care provider.

f.	Fails to comply with the requirements for physician incentive plans, as set forth (for Medicare) in 42 CFR 422.208 and 422.210.

g.
Distributes directly, or indirectly through any agent or independent contractor, marketing materials that have not been approved by the state agency or that contain false or materially misleading information.

h.	Violates any of the other applicable requirements of sections 1903(m) or 1932 of the Act and any implementing regulations.

i.	Violates any of the other applicable requirements of sections 1932 or 1905(t)(3) of the Act and any implementing regulations.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.28.10 and subparagraphs a-i.

2.28.11	Intermediate Sanctions: Types. The types of intermediate sanctions that the state agency may impose upon the health plan include:

a.	Civil monetary penalties in the following specified amounts:

1)
A maximum of $25,000 for each determination of failure to provide services; misrepresentation or falsification of statements to members, potential members or health care providers; failure to comply with physician incentive plan requirements; or marketing violations.

2)	A maximum of $100,000 for each determination of discrimination among members on the basis of their health status or need for services; or misrepresentation or falsification to CMS or the state agency.

3)	A maximum of $15,000 for each member the state agency determines was discriminated against based on the member’s health status or need for services (subject to the $100,000 limit above).

4)
A maximum of $25,000 or double the amount of the excess charges (whichever is greater), for charging premiums or charges in excess of the amounts permitted under the Medicaid program. The state agency shall return the amount of overcharge to the affected member(s).

b.	Appointment of temporary management for a health plan as provided in 42 CFR 438.706.

c.	Granting members the right to terminate enrollment without cause and notifying the affected members of their right to disenroll.

d.	Suspension of all new enrollment, including default enrollment, after the effective date of the sanction.

e.
Suspension of payment for members enrolled after the effective date of the sanction and until CMS or the state agency is satisfied that the reason for imposition of the sanction no longer exists and is not likely to recur.

f.	Additional sanctions allowed under state statutes or regulations that address areas of noncompliance described above.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.28.11 and subparagraphs a-f.

2.28.12
Sanction by Centers for Medicare and Medicaid Services: Special Rules for MCOs and Denial of Payment. Payments provided for under the contract for new members when, and for so long as payment for those members is denied by CMS in accordance with the requirements in 42 CFR 438.730.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.28.12.

2.28.13	Special Rules for Temporary Management. The state agency shall specify the circumstances under which the sanction of temporary management will be imposed upon the health plan.

a.	Optional: Temporary management may be imposed by the state agency only if it finds that:

1)
There is continued egregious behavior by the health plan, including, but not limited to behavior that is described in 42 CFR 438.700, or that is contrary to any requirements of sections 1903(m) and 1932 of the Act; or

2)	There is substantial risk to members’ health; or
3)
The sanction is necessary to ensure the health of the health plan’s members while improvements are made to remedy violations under 42 CFR 438.700 or until there is an orderly termination or reorganization of the health plan.

b.
Required: The state agency shall impose temporary management if it finds that the health plan has repeatedly failed to meet substantive requirements in section 1903(m) or section 1932 of the Act. The state agency shall also grant members the right to terminate enrollment without cause and shall notify the affected members of their right to terminate enrollment.

c.
The state agency’s election to appoint temporary management shall not act as an implied waiver of the state agency’s right to terminate the contract, suspend enrollment, or to pursue any other remedy available to the state agency under the contract.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.28.13 and subparagraphs a-c.

2.28.14	Termination of a Health Plan Contract:

a.
Nothing in this section shall limit the state agency’s right to terminate the contract or to pursue any other legal or equitable remedies. Pursuant to 42 CFR 438.708, the state agency may terminate the contract as a sanction and enroll that health plan’s members in other health plans or provide their benefits through other options included in the state plan if the state agency, at its sole discretion, determines that the health plan has failed to:

1)	Carry out the substantive terms of the contract.
2)	Meet applicable requirements in sections 1932, 1903(m) and 1905(t) of the Act.

b.	After a state agency notifies the health plan that it intends to terminate the contract, the state agency may do the following:

1)	Give the health plan’s members written notice of the state agency’s intent to terminate the contract.
2)	Allow members to disenroll immediately without cause.

c.	Before terminating a health plan’s contract under 42 CFR 438.708, the state agency shall provide the health plan a pre-termination hearing. The state agency shall:

1)	Give the health plan written notice of its intent to terminate, the reason for termination, and the time and place of hearing;
2)
Give the health plan (after the hearing) written notice of the decision affirming or reversing the proposed termination of the contract, and for an affirming decision, the effective date of termination; and

3)
For an affirming decision, give members of the health plan notice of the termination and information, consistent with 42 CFR 438.10, on their options for receiving Medicaid services following the effective date of termination.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.28.14 and subparagraphs a-c.

2.29
Access to Premises: During normal business hours (defined as 8:00 a.m. through 5:00 p.m., Monday through Friday, except State designated holidays), the health plan shall allow duly authorized agents or representatives of the Federal or State government access to the health plan's premises or the health plan's subcontractor's premises to inspect, audit, monitor, or otherwise evaluate the performance of the health plan or its subcontractors.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.29.

2.30	Advance Directives:

2.30.1
The health plan shall maintain written policies and procedures related to advance directives. At the time of enrollment, the health plan shall provide written information to all adult members regarding the member's rights under the Missouri law to make decisions concerning medical care.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.30.1. Harmony will notify members of their rights under the Missouri law regarding advance directives in member communications to include the Member Handbook.

2.30.2
As part of recredentialing, the health plan shall audit records of primary care provider, hospitals, home health agencies, personal care providers, and hospices to determine whether the provider is following the policies and procedures related to advance directives.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.30.2.

2.30.3	The health plan shall provide education to the health plan’s staff and members on issues concerning advance directives.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.30.3.

2.30.4	The above provisions shall not be construed to prohibit the application of any Missouri law which allows for an objection on the basis of conscience for any provider or agent of such provider.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.30.4.

2.31	Fraud and Abuse:

2.31.1
The following definitions are taken from “Guidelines for Addressing Fraud and Abuse in Medicaid Managed Care”, A Product of the National Medicaid Fraud and Abuse Initiative, Health Care Financing Administration National Initiative, October 2000. These definitions are provided to assist the health plan in preventing, identifying, investigating, reporting, and prosecuting fraud and abuse:

Medicaid Managed Care Fraud: Any type of intentional deception or misrepresentation made by an entity or person in a capitated MCO, PCCM program, or other managed care setting with the knowledge that the deception could result in some unauthorized benefit to the entity, himself, or some other person.

Medicaid Managed Care Abuse: Practices in a capitated MCO, PCCM program, or other managed care setting that are inconsistent with sound fiscal, business, or medical practices, and result in an unnecessary cost to the Medicaid program, or in reimbursement for services that are not medically necessary or that fail to meet professionally recognized standards or contractual obligations for health care. The abuse can be committed by an MCO, contractor, subcontractor, provider, State employee, Medicaid beneficiary, or Medicaid managed care enrollee, among others. It also includes beneficiary practices in a capitated MCO, PCCM program, or other managed care setting that result in unnecessary cost to the Medicaid program or MCO, contractor, subcontractor, or provider. It should be noted that Medicaid funds paid to an MCO, then passing to subcontractors, are still Medicaid funds from a fraud and abuse perspective.

Harmony Health Plan understands the definitions set forth in RFP B3Z06118 paragraph 2.31.1.

2.31.2
The health plan shall implement internal controls, policies, and procedures designed to prevent, detect, review, report to the state agency, and assist in the prosecution of fraud and abuse activities by providers, subcontractors, and members. The policies and procedures shall articulate the health plan’s commitment to comply with all applicable Federal and State standards. In order to implement the above, the health plan must submit a written fraud and abuse plan to the state agency for approval prior to implementation. Any changes to the approved fraud and abuse plan must have state agency approval prior to implementation.

a.	The health plan’s fraud and abuse plan must include, but is not limited to the following components:

1)
The designation of a compliance officer and a compliance committee that are responsible for the health plan’s fraud and abuse program and activities. The compliance officer is supervised by and reports to the Chief Executive Officer (CEO), health plan administrator, or the governing body;

2)	Provision for a data system, resources and staff to perform the fraud, abuse, and other compliance responsibilities;

3)	Procedures for internal prevention, detection, reporting, review, and corrective action;

4)	Procedures for prompt response to detected offenses;

5)	Procedures for reporting to the state agency, including timelines and use of state approved forms;

6)	Written standards for organizational conduct;

7)	A compliance committee that periodically meets and documents review of compliance issues. These issues include fraud, abuse, and regulatory and contractual compliance.

8)	Effective training and education for the compliance officer and the organization’s employees, management, board members, and subcontractors;

9)	Inclusion of information about fraud and abuse identification and reporting in provider and member materials; and

10)	Enforcement of standards through well-publicized disciplinary guidelines.

b.	The health plan’s fraud and abuse activities should include, but not be limited to the following:

1)	Conducting regular reviews and audits of operations to guard against fraud and abuse;

2)	Assessing and strengthening internal controls to ensure claims are submitted and payments are made properly;

3)	Educating employees, network providers, and beneficiaries about fraud and abuse and how to report it;

4)	Effective organizational resources to respond to complaints of fraud and abuse;

5)	Establishing procedures to process fraud and abuse complaints;

6)	Establishing procedures for reporting information to the state agency; and

7)	Developing procedures to monitor utilization/service patterns of providers, subcontractors, and beneficiaries.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.31.2 a - b.

2.31.3
The health plan must report possible fraud or abuse activity to the state agency. The health plan must initiate an immediate investigation to gather facts regarding the possible fraud or abuse. Documentation of the findings of the investigation must be delivered to the state agency within ten (10) calendar days of the identification of suspected fraud or abuse activity. In addition, the health plan shall provide reports of its investigative, corrective, and legal activities to the state agency in accordance with contractual and regulatory requirements.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.31.3.

2.31.4
The health plan and its subcontractors shall cooperate fully in any state reviews or investigations and in any subsequent legal action. The health plan must implement corrective actions in instances of fraud and abuse detected by the state agency, or other authorized agencies or entities.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.31.4.

2.31.5
The health plan must also provide a quarterly report of fraud and abuse activities to the state agency. The report must be submitted in accordance with state agency guidelines contained within the fraud and abuse policy statement. An annual evaluation of the effectiveness of the fraud and abuse program must be provided to the state agency. This evaluation must be a component of the annual evaluation of the effectiveness of the quality assessment and improvement program.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.31.5.

2.31.6
Identification of Debarred Individuals or Excluded Providers in Health Plans: The health plan shall exclude providers from the health plan network that have been identified as having Office of Inspector General (OIG) sanctions, having failed to renew license or certification registration, having a revoked professional license or certification, or have been terminated by the state agency. The health plan can access debarred and OIG sanction information on the Internet. The health plan should also access information from the Professional Registration Boards Internet site to identify State initiated terminations. The state agency or its authorized agent shall conduct a periodic review to determine if appropriate exclusions and corrective action have occurred.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.31.6. The OIG Sanctions report is checked against Harmony’s databases on a regular basis.

2.31.7
Health Plan Pharmacy Lock-In: The health plan must submit its lock-in policies and procedures to the state agency for approval prior to implementation. The policies and procedures must include the member and provider communication documents that shall be utilized for the lock-in process. The lock-in policy must comply with the requirements located in 13 CSR 70-4.070, Title XIX Recipient Lock-In Program.

The health plan must provide services in accordance with the requirements located in Attachment 3, Managed Care Policies Governing MC+ Services. If the health plan determines inappropriate utilization of pharmacy services by a member, the health plan may restrict the member to obtaining pharmacy services from one pharmacy provider. The health plan must initiate an investigation to identify the extent of the fraud or abuse. When a member is suspected of fraud or abuse (i.e., presenting an altered prescription), the health plan should notify the state agency within ten (10) calendar days of identification of the suspected activity in accordance with 2.31.2 and 2.31.3.

Harmony understands this requirement and complies. Walgreens Health Initiatives, Inc. (WHI) is the PBM for Harmony.  Its extensive pharmacy network in the eastern region has processes in place to support this requirement.  WHI has previous experience in several other states working with pharmacy lock-in programs.

2.31.8
Member Explanation of Benefits (EOB): The health plan must provide an EOB to members upon request. The EOB will consist of a list of services that were billed to the health plan. The list shall contain paid and unpaid claims; for any unpaid claims, the list shall provide the reason the claim was not paid.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.31.8.

2.32	Other Requirements:

2.32.1	Unless otherwise specified herein, the health plan shall furnish all materials, labor, facilities, equipment, and supplies necessary to perform the service required herein.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.32.1.

2.32.2
Within five (5) business days after issuance of the Notice of Award by the Division of Purchasing and Materials Management, the health plan shall submit a written identification and notification to the state agency of the name, title, address, and telephone number of one (1) individual within its organization as a duly authorized representative to whom all correspondence, official notices, and requests related to the health plan's performance under the contract shall be addressed. The health plan shall have the right to change or substitute the name of the individual described above as deemed necessary provided that the state agency is notified immediately.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.32.2.

2.32.3
The health plan shall understand and agree that the contract, in part, shall implement the MC+ managed care program. Therefore, the health plan shall conform to such requirements or regulations as the United States Department of Health and Human Services issues.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.32.3.

2.32.4
If the state agency receives written notice from the United States Department of Health and Human Services that the health plan does not meet the definition of a Health Maintenance Organization as set forth in the Medicaid State Plan and 42 CFR 434 or receives written notice from the Department of Insurance that the health plan does not have a certificate of authority to establish or operate a HMO, the Division of Purchasing and Materials Management may cancel the contract with the health plan pursuant to contract cancellation provisions contained herein.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.32.4.

2.32.5
In the event that changes in federal or state law require the Division of Purchasing and Materials Management to modify the contract, a written amendment shall be issued to the health plan pursuant to provisions for contract amendment stated herein.

a.
The terms of the contract and any amendment thereto must receive the approval of the United States Department of Health and Human Services. The United States Department of Health and Human Services failure to approve a provision of the contract shall render the provision null and void. The contract is contingent on the health plan meeting the definition of a Health Maintenance Organization as set forth in the Medicaid State Plan and 42 CFR 434.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.32.5 and subparagraph a.

2.32.6	The health plan shall guarantee and certify that no State of Missouri legislator or State of Missouri employee holds a controlling interest in the health plan.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.32.6. Please see Appendix Binder, Tab 8.

2.32.7
The health plan shall guarantee and certify that no funds paid to the health plan by the state agency shall be used for the purpose of influencing or attempting to influence an officer or employee of any Federal or State agency, a member of the United States Congress, or State Legislature. The health plan shall disclose if any funds other than those paid to the health plan by the state agency have been used or will be used to influence the persons or entities indicated above and will assist the state agency in making such disclosures to CMS.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.32.7. Please see Appendix Binder, Tab 8.

2.32.8
Termination or cancellation of the contract does not eliminate the health plan's responsibility to the state agency for overpayments made to the health plan. If the contract is terminated or canceled, the health plan shall return to the state agency any payments advanced to the health plan for coverage of members for periods after the date of contract termination or cancellation. The health plan shall return such payments to the state agency within ninety (90) calendar days of contract termination/cancellation.

a.	If the contract is terminated, the health plan shall promptly supply all information necessary for the reimbursement of any outstanding claims.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.32.8 and subparagraph a.

2.32.9
In the event the contract is canceled, the state agency shall notify all members of the date of cancellation and process by which the members will continue to receive contract services and the health plan shall be responsible for all expenses related to said notification under these circumstances. In the event the contract is terminated by mutual consent, the state agency shall notify all members of the date of termination and process by which the members will continue to receive contract services; and the state agency shall be responsible for all expenses relating to said notification.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.32.9.

2.32.10	The health plan shall have a written policy regarding the illegality of sexual harassment. At a minimum, the policy shall include:

a.	The definition of sexual harassment under federal and state law, as amended;

b.	The health plan's internal complaint process including penalties;

c.	The legal recourse, investigative, and complaint process available for members through the state agency and for employees through the Missouri Commission on Human Rights; and

d.	Instructions on how to contact the state agency and the Missouri Commission on Human Rights.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.32.10 and subparagraph a - d.

2.32.11	The health plan shall understand and agree that the State of Missouri (its departments and employees) does not maintain commercial liability insurance.

Harmony Health Plan understands and will adhere to the requirement set forth in RFP B3Z06118 paragraph 2.32.11.

2.32.12
If the performance of any part of the contract is prevented, hindered or delayed by fire, flood or an act of God, then the health plan or the state agency shall be excused from such performance during the continuance of such events. This clause shall not become operative until the party whose performance is hindered notifies the other party of the occurrence and the reasons for the delay.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.32.12.

2.32.13	Members are the intended beneficiaries of the contracts and as such are entitled to the remedies accorded to third party beneficiaries under the law.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.32.13.

2.32.14	The health plan is prohibited from using MC+ managed care funds for services provided in the following circumstances:

a.	Non-emergency services provided by or under the direction of an excluded individual,
b.	Any funds not used under the Assisted Suicide Funding Restriction Act of 1997,
c.	Any amount expended for roads, bridges, stadiums, or any other item.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.32.14. and subparagraphs a-c.

2.32.15
The Missouri Department of Insurance regulates the health plans licensed in Missouri including their financial stability. Therefore, the health plan must comply with all Department of Insurance applicable standards.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.32.15.

2.33
Invoicing and Payment Requirements: On a monthly basis, as near as practical to the fifth day of the calendar month following the month for which services have been performed and for which payment is being made, the state agency shall make payments to the health plan via electronic funds transfer in accordance with the following:

2.33.1
For each member enrolled on the first of the month, the state agency shall pay the health plan the firm fixed per member, per month net capitation amount specified on the specific region's Pricing Page for the Category of Aid Rate Subgroup for the member. The per member, per month net capitation amount shall reflect any reduction or increase pursuant to the health plan’s performance in screening 80 percent of eligible members as measured in accordance with the CMS 416 reporting methodology.

a.	The state agency shall pro-rate the net capitation amount when the member’s birth date necessitates a change to a different Category of Aid or Rate Subgroup in a given month.

b.	For members enrolled at any time after the beginning of the month’s payment cycle, the state agency shall pro-rate the net capitation amount for the first partial month.

c.
For members whose enrollment lapses for any period of a month in which a capitation payment was made due to loss of eligibility, death, or other circumstance, the state agency shall adjust its next monthly capitation payment to recoup the portion of the capitation payment to which it is due a refund.

d.	Any payment pro-rations shall be on a daily basis.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.33.1 and subparagraph a - d.

2.33.2	The health plan shall accept capitation payments as specified herein and must have written policies and procedures for receiving and processing the capitation payments.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.33.2.

2.33.3
The health plan shall agree and understand that the capitation payments specified herein shall be the only payments made to the health plan for all services required herein and that no other payment or reimbursement for any reason whatsoever shall be made to the health plan. In exchange for the capitation payments, the health plan shall be liable or “at risk” for the costs of all covered services.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.33.3.

2.33.4
In the event that the Missouri General Assembly appropriates funds expressly for the services required herein, the State of Missouri shall amend the contract. In such event, the health plan shall pass fee increases to its providers commensurate with the Missouri General Assembly’s intent. It must clearly be the intent of the Missouri General Assembly that increases be added during an ongoing contract period for any such amendment to take place.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.33.4.

2.34	Business Associate Provisions:

2.34.1
Health Insurance Portability and Accountability Act of 1996 (HIPAA) - The state agency is subject to and must comply with provisions of the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and all regulations promulgated pursuant to authority granted therein. The health plan constitutes a “Business Associate” of the state agency as such term is defined in the Code of Federal Regulations (CFR) at 45 CFR 160.103. Therefore, the term, “health plan” as used in this section shall mean “Business Associate.”

a.
The health plan shall agree and understand that for purposes of the Business Associate Provisions contained herein, terms used but not otherwise defined shall have the same meaning as those terms defined in 45 CFR parts 160 and 164, including, but not limited to the following:

1)	“Privacy Rule” shall mean the Standards for Privacy of Individually Identifiable Health Information at 45 CFR part 160 and part 164, subparts A and E.
2)	“Security Rule” shall mean the Security Standards for the Protection of Electronic Protected Health Information at 45 CFR part 164, subpart C.
3)	“Individual” shall have the same meaning as the term “individual” in 45 CFR 164.501 and shall include a person who qualifies as a personal representative in accordance with 45 CFR 164.502 (g).
4)	“Protected Health Information” shall mean individually identifiable health information:

- (1) Except as provided in paragraph (2) of this definition, that is: (i) Transmitted by electronic media; or (ii) Maintained in electronic media; or (iii) Transmitted or maintained in any other form or medium.

- (2) Protected Health Information excludes individually identifiable health information in (i) Education records covered by the Family Educational Rights and Privacy Act, as amended, 20 U.S.C. 1232g; (ii) Records described at 20 U.S.C. 1232g(a)(4)(B)(iv); and (iii) Employment records held by a covered entity [state agency] in its role as employer.
5)	“Electronic Protected Health Information” shall mean information that comes within paragraphs (1)(i) or (1)(ii) of the definition of protected health information as specified above.

b.	The health plan shall agree and understand that wherever in this document the term Protected Health Information is used, it shall also be deemed to include Electronic Protected Health Information.

c.
The health plan shall agree the state agency must comply with 45 CFR 160 and 45 CFR 164, as currently in effect and as may be amended at some later date, and that to achieve such compliance, the health plan must appropriately safeguard Protected Health Information (as that term is defined in 45 CFR 164.501), which the health plan receives from or creates or receives on behalf of the state agency. To provide reasonable assurance of appropriate safeguards, the health plan shall comply with the business associate provisions stated herein.

d.	The state agency and the health plan agree to amend the contract as is necessary for the state agency to comply with the requirements of the Privacy Rule and HIPAA requirements.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.34.1 and subparagraph a - d.

2.34.2	Permitted uses and disclosures of Protected Health Information:

a.
The health plan may use or disclose Protected Health Information to perform functions, activities, or services for, or on behalf of, the state agency as specified in the contract, provided that such use or disclosure would not violate the Privacy Rule as the Privacy Rule applies to the state agency.

b.
The health plan may use Protected Health Information to report violations of law to appropriate Federal and State authorities, consistent with 45 CFR 164.502(j)(1) and shall notify the state agency by no later than ten (10) calendar days after the health plan becomes aware of the disclosure of the Protected Health Information.

c.
If required to properly perform the contract and subject to the terms of the contract, the health plan may use or disclose Protected Health Information if necessary for the proper management and administration of the health plan’s business.

d.	If the disclosure is required by law, the health plan may disclose Protected Health Information to carry out the legal responsibilities of the health plan.

e.	The health plan may use Protected Health Information to provide Data Aggregation services to the state agency as permitted by 45 CFR 164.504(e)(2)(i)(B).

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.32.8 and subparagraph a - e.

2.34.3	Obligations of the Health plan:

a.	The health plan shall not use or disclose Protected Health Information other than as permitted or required by the contract or as otherwise required by law.

b.
The health plan shall use appropriate safeguards to prevent use or disclosure of the Protected Health Information other than as provided for by the contract. Such safeguards may include, but shall not be limited to:

1)	Workforce training on the appropriate uses and disclosures of Protected Health Information pursuant to the terms of the contract.
2)	Policies and procedures implemented by the health plan to prevent inappropriate uses and disclosures of Protected Health Information by its workforce.
3)	Any other safeguards necessary to prevent the inappropriate use or disclosure of Protected Health Information.

c.
With respect to Electronic Protected Health Information, the health plan shall implement administrative, physical and technical safeguards that reasonably and appropriately protect the confidentiality, integrity and availability of the Electronic Protected Health Information that health plan creates, receives, maintains or transmits on behalf of the state agency.

d.
The health plan shall require that any agent or subcontractor to whom the health plan provides any Protected Health Information received from, created by, or received by the health plan pursuant to the contract, also agrees to the same restrictions and conditions stated herein that apply to the health plan with respect to such information.

e.
By no later than ten (10) calendar days of receipt of a written request from the state agency, or as otherwise required by state or federal law or regulation, or by another time as may be agreed upon in writing by the state agency, the health plan shall make the health plan’s internal practices, books, and records, including policies and procedures and Protected Health Information, relating to the use and disclosure of Protected Health Information received from, created by, or received by the health plan on behalf of the state agency available to the state agency and/or to the Secretary of the Department of Health and Human Services or designee for purposes of determining compliance with the Privacy Rule.

f.
The health plan shall document any disclosures and information related to such disclosures of Protected Health Information as would be required for the state agency to respond to a request by an individual for an accounting of disclosures of Protected Health Information in accordance with 45 CFR 164.528. By no later than five (5) calendar days of receipt of a written request from the state agency, or as otherwise required by state or federal law or regulation, or by another time as may be agreed upon in writing by the state agency, the health plan shall provide an accounting of disclosures of Protected Health Information regarding an individual to the state agency.

g.
In order to meet the requirements under 45 CFR 164.524, the health plan shall, within five (5) calendar days following a state agency request, or as otherwise required by state or federal law or regulation, or by another time as may be agreed upon in writing by the state agency, provide the state agency access to the Protected Health Information in an individual’s Designated Record Set. However, if requested by the state agency, the health plan shall provide access to the Protected Health Information in a Designated Record Set directly to the individual for whom such information relates.

h.	At the direction of the state agency, the health plan shall promptly make any amendment(s) to Protected Health Information in a Designated Record Set pursuant to 45 CFR 164.526.

i.
The health plan shall report to the state agency’s Security Officer any security incidents no later than five (5) calendar days of becoming aware of such incident. For purposes of this paragraph, security incident shall mean the unauthorized access, use, modification or destruction of information or interference with systems operations in an information system.

j.
By no later than five (5) calendar days after the health plan becomes aware of any use or disclosure of the Protected Health Information not permitted or required as stated herein, the health plan shall notify the state agency’s Privacy Officer, in writing, of the unauthorized use or disclosure and shall take immediate action to stop the unauthorized use or disclosure. The health plan shall include a description of any remedial action taken to mitigate any harmful effect of such disclosure. The health plan shall also provide the state agency’s Privacy Officer with a proposed written plan of action for approval that describes plans for preventing any such future unauthorized uses or disclosures.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.34.3 and subparagraph a - j. Harmony has a duty to protect the confidentiality and integrity of Protected Health Information.

Provider Relations staff perform provider orientations soon after placing a provider in active status. This includes orientation on, but is not limited to, Confidentiality of Member Information and Release of Records.

The Provider Manual is an extension of the Provider Contract and is provided to each provider office during the orientation. Within the manual, details are provided, specifically Confidentiality of Member Information and Release of Medical Records.

2.34.4	Obligations of the State Agency:

a.
The state agency shall notify the health plan of limitation(s) that may affect the health plan’s use or disclosure of Protected Health Information, by providing the health plan with the state agency’s notice of privacy practices in accordance with 45 CFR 164.520.

b.	The state agency shall notify the health plan of any changes in, or revocation of, authorization by an Individual to use or disclose Protected Health Information.

c.	The state agency shall notify the health plan of any restriction to the use or disclosure of Protected Health Information that the state agency has agreed to in accordance with 45 CFR 164.522.

d.
The state agency shall not request the health plan to use or disclose Protected Health Information in any manner that would not be permissible under the Privacy Rule as the Privacy Rule applies to the state agency.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.34.4 and subparagraphs a - d.

2.34.5
Expiration/Termination/Cancellation - Except as provided in the subparagraph below, upon the expiration, termination, or cancellation of the contract for any reason, the health plan shall return to the state agency or shall destroy all Protected Health Information received by the health plan from the state agency, or created or received by the health plan on behalf of the state agency, and shall not retain any copies of such Protected Health Information. This provision shall also apply to Protected Health Information that is in the possession of subcontractors or agents of the health plan.

a.
In the event the health plan determines and the state agency agrees that returning or destroying the Protected Health Information is not feasible, the health plan shall extend the protections of the contract to the Protected Health Information for as long as the health plan maintains the Protected Health Information and shall limit the use and disclosure of the Protected Health Information to those purposes that made return or destruction of the information infeasible. If at any time it becomes feasible to return or destroy any such Protected Health Information maintained pursuant to this paragraph, the health plan must notify the state agency and obtain instructions from the state agency for either the return or destruction of the Protected Health Information.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.34.5 and subparagraph a.

2.34.6
Breach of Contract - In the event the health plan is in breach of contract with regard to the business associate provisions included herein, the health plan shall agree and understand that in addition to the requirements of the contract related to cancellation of contract, if the state agency determines that cancellation of the contract is not feasible, the State of Missouri may elect not to cancel the contract, but the state agency shall report the contractual breach to the Secretary of the Department of Health and Human Services.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 2.34.6.

3.	GENERAL CONTRACTUAL REQUIREMENTS:

3.1
Contract : A binding contract shall consist of: (1) the RFP, amendments thereto, and any Best and Final Offer (BAFO) request(s) with RFP changes/additions, (2) the health plan’s proposal including any BAFOs and (3) the Division of Purchasing and Materials Management’s acceptance of the proposal by “notice of award” or by “purchase order”. All Exhibits and Attachments included in the RFP shall be incorporated into the contract by reference.

3.1.1
The notice of award does not constitute a directive to proceed. Before providing equipment, supplies and/or services, the health plan must receive a properly authorized purchase order unless the purchase is equal to or less than $3,000. Purchases equal to or less than $3,000 may be processed with a purchase order at the discretion of the state agency.

3.1.2	The contract expresses the complete agreement of the parties and performance shall be governed solely by the specifications and requirements contained therein.

3.1.3
Any change to the contract, whether by modification and/or supplementation, must be accomplished by a formal contract amendment signed and approved by and between the duly authorized representative of the health plan and the Division of Purchasing and Materials Management or by a modified purchase order prior to the effective date of such modification. The health plan expressly and explicitly understands and agrees that no other method and/or no other document, including correspondence from the state agency, acts, and oral communications by or from any person, shall be used or construed as an amendment or modification to the contract.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.1 and subparagraphs 3.1.1 - 3.1.3.

3.2
Contract Period: The original contract period shall be as stated on page 1 of the Request for Proposal (RFP). The contract shall not bind, nor purport to bind, the state for any contractual commitment in excess of the original contract period. The Division of Purchasing and Materials Management shall have the right, at its sole option, to renew the contract for two (2) additional one-year periods, or any portion thereof. In the event the Division of Purchasing and Materials Management exercises such right, all terms and conditions, requirements and specifications of the contract shall remain the same and apply during the renewal period, pursuant to the following:

3.2.1
The state agency will include in each year's budget request to the Office of Administration, Division of Budget and Planning, a rate change based on the state agency's review of recent health plan financial experience, medical trends from other state Medicaid programs and national trend indices (CPI/DRI), and pharmacy market trends including specific drug introductions and expiring patents. The rate changes will be reflective of anticipated programmatic changes.

3.2.2	If the State of Missouri elects to renew the contract for the first renewal option, the health plan shall accept the amount appropriated by the Governor and the Missouri General Assembly.

3.2.3
If the State of Missouri elects to renew the contract for the second renewal option and if the health plan intends to renew the contract for the second renewal option, the State of Missouri and the health plan shall negotiate the firm, fixed rates applicable to the second renewal period. The State of Missouri shall commence such negotiation process approximately six months prior to the expiration of the first renewal period. Individual negotiations shall be conducted with each health plan in accordance with the negotiation provisions provided elsewhere herein.

a.
The health plan must submit information which establishes and supports the actuarial soundness of the proposed rates and a certification of said soundness from an Associate of the Society of Actuaries (ASA), a Fellow of Society of Actuaries (FSA), or a Member of the American Academy of Actuaries (MAAA).

b.
If the State of Missouri and the health plan are unable to agree upon the firm, fixed rates for the second renewal period, the pending contract renewal shall be canceled. In the event of such, the State of Missouri reserves its right to extend the contract at the current firm, fixed rates for no more than 180 days from the date such determination is made.

c.
If the health plan does not intend to renew the contract for the second renewal option and does not desire to enter into the negotiation process, the health plan shall provide written notification to the State of Missouri of such within at least 180 calendar days prior to the expiration of the contract period.

3.2.4
During the second and final renewal option, the State of Missouri may issue a public notice of the pending contract expiration and the upcoming opportunity to contract with the State of Missouri for MC+ managed care services. If no health plans, other than the health plans the State of Missouri currently contracts with, indicate interest in contracting with the State of Missouri for such, the State of Missouri may elect to renew the contract with the health plan for the continuation of the MC+ managed care services. In the event of such, the State of Missouri and the health plan shall negotiate the firm, fixed rates applicable to the renewal period. The State of Missouri shall have the option of issuing such notification on an annual basis.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.2 and subparagraphs 3.2.1 - 3.2.4.

3.3
Price: All prices shall be as indicated on the specific region's Pricing Page. The state shall not pay nor be liable for any other additional costs including but not limited to taxes, shipping charges, insurance, interest, penalties, termination payments, attorney fees, liquidated damages, etc.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.3.

3.4
Termination: The Division of Purchasing and Materials Management reserves the right to terminate the contract at any time, for the convenience of the State of Missouri, without penalty or recourse, by giving written notice to the health plan at least thirty (30) calendar days prior to the effective date of such termination. In the event of termination pursuant to this paragraph, all documents, data, reports, supplies, equipment, and accomplishments prepared, furnished or completed by the health plan pursuant to the terms of the contract shall, at the option of the Division of Purchasing and Materials Management, become the property of the State of Missouri. The health plan shall be entitled to receive just and equitable compensation for services and/or supplies delivered to and accepted by the State of Missouri pursuant to the contract prior to the effective date of termination.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.4.

3.5	Transition:

3.5.1
Upon expiration, termination, or cancellation of the contract, the health plan shall assist the state agency to insure an orderly transfer of responsibility and/or the continuity of those services required under the terms of the contract to an organization designated by the state agency, if requested in writing. At a minimum, the health plan shall perform the following related to transition:

a.
For a period not to exceed ninety (90) calendar days after the expiration, termination, or cancellation of the contract, the health plan shall continue providing any part or all of the services in accordance with the terms and conditions, requirements, and specifications of the contract for a price not to exceed those prices set forth in the contract.

b.
In addition, for 365 calendar days after expiration, termination, or cancellation of the contract, the health plan shall provide those administration functions that cannot be completed prior to the expiration, termination, or cancellation of the contract due to the nature of the function. Such administrative functions, shall include, but are not limited to, payment of claims for service dates prior to expiration, termination, or cancellation of the contract; operation of the member grievance system and provider complaints, grievances, and appeals; operational data reporting, financial reporting, and communication links with the state agency.

c.
The health plan shall deliver, FOB destination, all records, documentation, reports, data, recommendations, master, or printing elements, etc., which were required to be produced under the terms of the contract to the state agency and/or to the state agency's designee within thirty (30) days after receipt of the written request.

d.
The state agency, at its sole option, may discontinue enrolling new membership to the health plan, on a date specified by the state agency, prior to expiration, cancellation, or termination of the contract.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.5 and subparagraphs a - d.

3.6
Health Plan Liability: The health plan shall be responsible for any and all personal injury (including death) or property damage as a result of the health plan's negligence involving any equipment or service provided under the terms and conditions, requirements and specifications of the contract. In addition, the health plan assumes the obligation to save the State of Missouri, including its agencies, employees, and assignees, from every expense, liability, or payment arising out of such negligent act.

a.
The health plan also agrees to hold the State of Missouri, including its agencies, employees, and assignees, harmless for any negligent act or omission committed by any subcontractor or other person employed by or under the supervision of the health plan under the terms of the contract.

b.
The health plan shall not be responsible for any injury or damage occurring as a result of any negligent act or omission committed by the State of Missouri, including its agencies, employees, and assignees.

c.
Under no circumstances shall the health plan be liable for any of the following: (1) third party claims against the state for losses or damages (other than those listed above); (2) loss of, or damage to, the state’s records or data; or (3) economic consequential damages (including lost profits or savings) or incidental damages, even if the health plan is informed of their possibility.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.6 and subparagraphs a - c.

3.7
Insurance: The health plan shall understand and agree that the State of Missouri cannot save and hold harmless and/or indemnify the health plan or employees against any liability incurred or arising as a result of any activity of the health plan or any activity of the health plan's employees related to the health plan's performance under the contract. Therefore, the health plan shall maintain adequate liability insurance in the form(s) and amount(s) sufficient to protect the State of Missouri, its agencies, its employees, its clients, and the general public against any loss, damage, and/or expense related to his/her performance under the contract.

a.
The insurance coverage shall include, but shall not necessarily be limited to, general liability, professional liability, etc. In addition, automobile liability coverage for the operation of any motor vehicle must be maintained if the terms of the contract require any form of transportation services.

b.	The limits of liability for all types of coverage shall not be less than $2,000,000 per occurrence.

c.
The health plan shall provide written evidence of the insurance to the state agency. Such evidence shall include, but shall not necessarily be limited to: effective dates of coverage, limits of liability, insurer’s name, policy number, endorsement by representatives of the insurance company, etc. Evidence of self-insurance coverage or of another alternate risk financing mechanism may be utilized provided that such coverage is verifiable and irrevocably reliable. The evidence of insurance coverage must be submitted before or upon award of the contract. The contract number must be identified on the evidence of insurance coverage.

d.	In the event the insurance coverage is canceled, the state agency must be notified immediately.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.7 and subparagraphs a - d.

3.8
Subcontractors: Any subcontracts for the products/services described herein must include appropriate provisions and contractual obligations to ensure the successful fulfillment of all contractual obligations agreed to by the health plan and the State of Missouri and to ensure that the State of Missouri is indemnified, saved, and held harmless from and against any and all claims of damage, loss, and cost (including attorney fees) of any kind related to a subcontract in those matters described in the contract between the State of Missouri and the health plan.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.8.

Harmony holds 5 subcontracts as defined in this section. Harmony’s subcontractors and the specific areas of delegated activity are indicated in the Active Delegation Chart located in Appendix Binder, Tab # 9.

Harmony has several well-established relationships with subcontractors that serve our populations and product lines in other markets (including those contiguous to the MO Eastern Region). These subcontractors have a proven history of meeting Harmony’s delegated contractual requirements, are responsive to members’ needs, and fulfill the obligations of Harmony’s MCO contracts. Examples of these long-established, multi-plan contracts include Walgreens Health Initiatives, Inc., MTM, PsycHealth, and Primary Care Net.

When establishing new subcontractors specific to the Missouri Plan, Harmony first investigates the use of local businesses. Harmony solicits the recommendation of local PCP’s as they provide an excellent source of information on potential subcontractors for services such as durable medical equipment and laboratory.

3.8.1	The health plan shall expressly understand and agree that he/she shall assume and be solely responsible for all legal and financial responsibilities related to the execution of a subcontract.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.8.1.

Harmony understands that it is the sole responsibility of Harmony to ensure that all delegated functions are performed in accordance with applicable standards. Harmony ensures compliance with the National Committee on Quality Assurance (NCQA) and the State of Missouri standards through t he delegation process and the oversight of the Executive Committee on Quality.

3.8.2
The health plan shall agree and understand that utilization of a subcontractor to provide any of the products/services in the contract shall in no way relieve the health plan of the responsibility for providing the products/services as described and set forth herein. The health plan must obtain acknowledgement from the State of Missouri prior to establishing any new subcontracting arrangements and before changing any subcontractors.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.8.2.

3.8.3
All subcontracts for health care services must be in writing and shall comply with all provisions of the contract and shall include at least the items listed below. In addition, all subcontractors shall comply with the applicable provisions of federal and state laws and regulations, as amended, and policies. Before any delegation of any functions and responsibilities to any subcontractor, the health plan shall evaluate the prospective subcontractor’s ability to perform the activities to be delegated. The health plan shall have policies and procedures to monitor the performance of health care service subcontractors to ensure that such subcontractors comply with the provisions of the RFP. The health plan shall prepare and issue an annual report to the state agency regarding the results of its monitoring activities in previous calendar year for each health care service subcontractor and any corrective actions implemented as a result of its monitoring activities. The annual report shall be due by November 30 of each year. In addition, the health plan shall fully investigate and timely respond to issues involving subcontractors upon request of the state agency.

a.
A description of services to be provided or other activities performed. This description shall be in such form as to permit the state agency to ascertain definitively which contractual obligations have been subcontracted.

b.
Provision(s) for release to the health plan of any information necessary for the health plan to perform any of its obligations under the contract including but not limited to compliance with all reporting requirements (for example encounter data reporting requirements), timely payment requirements, and quality assessment requirements.

c.	The provision available to a health care provider to challenge or appeal the failure of the health plan to cover a service.

d.
Provision(s) that (1) the subcontractor’s facilities and records shall be open to inspection by the health plan and appropriate federal and state agencies and, (2) the medical records, or copies thereof, shall be provided to the health plan, upon request, for transfer to subsequent subcontractors for review by the state agency.

e.	Provisions that require each health care provider to maintain comprehensive medical records for a minimum of five years.

f.	A provision that when no member co-payment is required, the subcontractor shall look solely to the health plan for compensation for services provided to member.

g.
Provision(s) that prohibit any financial incentive arrangement to induce subcontractors to limit medically necessary services. A description of all financial incentive arrangements shall be included in the subcontract. In the event of a change to these financial incentive arrangements, the subcontractor shall immediately notify the health plan of such change so the health plan can meet its requirement to notify the state agency.

h.
Provisions that the health plan may not prohibit, or otherwise restrict, a health care professional acting within the lawful scope of practice, from advising or advocating on behalf of a member who is his or her patient:

1)	For the member’s health status, medical care, or treatment options, including any alternative treatment that may be self-administered.
2)	For any information the member needs in order to decide among all relevant treatment options.
3)	For the risks, benefits, and consequences of treatment or non-treatment.
4)	For the member’s right to participate in decisions regarding his or her health care, including the right to refuse treatment, and to express preferences about future treatment decisions.

i.
Provisions that subcontractors shall not conduct or participate in health plan enrollment, disenrollment, transfer, or opt out activities. The subcontractors shall not influence a member’s enrollment. Prohibited activities include:

1)	Requiring or encouraging the member to apply for an assistance category not included in MC+ managed care;

2)	Requiring or encouraging the member and/or guardian to use the opt out provision as an option in lieu of delivering health plan benefits;

3)	Mailing or faxing health plan enrollment forms;

4)	Aiding the member in filling out health plan enrollment forms;

5)	Photocopying blank health plan enrollment forms for potential members;

6)	Distributing blank health plan enrollment forms;

7)	Participating in three way calls to the MC+ managed care enrollment helpline;

8)	Suggesting a member transfer to another health plan; or

9)	Other activities in which subcontractors are engaged in to enroll a member in a particular health plan or in any way assisting a member to enroll in a health plan.

j.
If a subcontract is with a federally qualified health center (FQHC) or rural health clinic (RHC) to provide services to members under a prepayment arrangement, a provision that the state agency shall reimburse the FQHC or RHC 100% of its reasonable cost for covered services.

k.
All hospital subcontracts must require that the hospital subcontractor notify the health plan of births where the mother is a member. The subcontracts must specify which entity is responsible for notifying the Family Support Division of the birth.

l.	For contracted services, the subcontractor shall follow the claim processing requirements set forth by RSMo 376.383 and 376.384, as amended.

m.	Provisions in accordance with federal and state laws and regulations, as amended, and policy regarding termination of the subcontract between the health plan and the subcontractor.

n.
Provisions that in the event of the subcontractor’s insolvency or other cessation of operations, covered services to members shall continue through the period for which a capitation payment has been made to the health plan or until the member’s discharge from an inpatient facility, whichever time is greater.

o.
The health plan and its subcontractors shall establish reasonable timely filing requirements for claims to be filed by a provider for reimbursement. The subcontractor shall inform its provider network of the timely filing requirements.

1)
In the case of capitated arrangements with providers, the subcontractor shall establish reasonable reporting of encounters to the health plan in sufficient detail to meet the health plan’s encounter data reporting requirements.

2)	In the case of services provided by out-of-network providers, the health plan shall comply with state law regarding timely filing requirements.

p.	Provision for revoking the subcontract agreement or imposing other sanctions if the subcontractor’s performance is inadequate.

q.
The health plan shall agree and understand that consumer protection shall be integral to the MC+ managed care program. All contracts between the health plan and providers shall ensure that the provider complies with the consumer protection provisions outlined in the marketing guidelines.

r.
Provision(s) that entitle each member to one free copy of his or her medical records annually. The fee for additional copies shall not exceed the actual cost of time and materials used to compile, copy, and furnish such records.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.8.3 and subparagraphs a - r.

Harmony will perform a pre-delegation audit to ensure that the above providers are able to perform these functions for its Missouri MC+ managed care membership. Following each audit, Harmony will produce an audit report as well as a plan of correction, if necessary. The audit reports and plans of correction will be presented to the providers and WellCare’s Delegation Oversight Committee. Based on the findings, the Delegation Oversight Committee will make recommendations to the Quality Improvement Committee. WellCare’s Quality Improvement Committee has final authority to approve or reject delegation.

Following the Quality Improvement Committee’s approval for delegation, Harmony will obtain written delegation agreements from the providers. The agreements will specify Harmony’s responsibilities, the agency’s responsibilities, the activities to be delegated, frequency of reporting to Harmony, the process by which Harmony will evaluate the delegated provider’s performance, and the remedies available to Harmony if the providers do not fulfill their obligations

Once implemented, Harmony will oversee the above delegated providers through regularly scheduled operating meetings, predetermined reports, and annual delegation site visits.

3.9	Assignment:

3.9.1	The health plan shall not transfer any interest in the contract, whether by assignment or otherwise, without the prior written consent of the Division of Purchasing and Materials Management.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.9.1.

3.9.2
The health plan shall agree and understand that, in the event the Division of Purchasing and Materials Management consents to a financial assignment of the contract in whole or in part to a third party, any payments made by the State of Missouri pursuant to the contract, including all of those payments assigned to the third party, shall be contingent upon the performance of the prime health plan in accordance with all terms and conditions, requirements and specifications of the contract.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.9.2.

3.10
Substitution of Personnel: The health plan agrees and understands that the State of Missouri's agreement to the contract is predicated in part on the utilization of the specific individual(s) and/or personnel qualifications identified in the proposal. The health plan further agrees that any substitution made pursuant to this paragraph must be equal or better than originally proposed.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.10.

3.11
Health Plan Status: The health plan represents himself or herself to be an independent health plan offering such services to the general public and shall not represent himself/herself or his/her employees to be an employee of the State of Missouri. Therefore, the health plan shall assume all legal and financial responsibility for taxes, FICA, employee fringe benefits, workers compensation, employee insurance, minimum wage requirements, overtime, etc., and agrees to indemnify, save, and hold the State of Missouri, its officers, agents, and employees, harmless from and against, any and all loss; cost (including attorney fees); and damage of any kind related to such matters.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.11.

3.12
Coordination: The health plan shall fully coordinate all contract activities with those activities of the state agency. As the work of the health plan progresses, advice and information on matters covered by the contract shall be made available by the health plan to the state agency or the Division of Purchasing and Materials Management throughout the effective period of the contract.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.13.

3.13	Property of State:

3.13.1	All reports, documentation, and material developed or acquired by the health plan as a direct requirement specified in the contract shall become the property of the State of Missouri.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.13.1.

3.13.2
The health plan shall agree and understand that all discussions with the health plan and all information gained by the health plan as a result of the health plan's performance under the contract, including member information, medical records, data, and data elements established, collected, maintained, or used in the administration of the contract shall be confidential and that no reports, documentation, or material prepared as required by the contract shall be released to the public without the prior written consent of the state agency.

a.	The health plan shall provide safeguards that restrict the use or disclosure of information concerning members to purposes directly connected with the administration of the contract.

b.
The health plan shall not disclose the contents of member information or records to anyone other than the state agency, the member or the member's legal guardian, or other parties with the member’s written consent.

c.
In complying with the requirements of this section, the health plan and the state agency shall follow the requirements of 42 Code of Federal Regulations Part 431, Subpart F, as amended, regarding confidentiality of information concerning applicants and members of public assistance and 42 Code of Federal Regulations Part 2, as amended, regarding confidentiality of alcohol and drug abuse patient records.

d.
The health plan shall have written policies and procedures for maintaining the confidentiality of data, including medical records, member information, and appointment records for adult and adolescent STDs and adolescent family planning services.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.13.2 and subparagraphs a - d.

3.14
Performance Security Deposit: The health plan must furnish a performance security deposit in the form of an original bond issued by a surety company authorized to do business in the State of Missouri (no copy or facsimile is acceptable), check, cash, bank draft, or irrevocable letter of credit to the Office of Administration, Division of Purchasing and Materials Management within thirty (30) days after award of the contract and prior to performance of service under the contract.

a.
The performance security deposit must be made payable to the State of Missouri in an amount equal to the in the amount of $1,000,000. In the event the health plan is awarded a contract for more than one region, the health plan shall provide a separate performance security deposit in the amount of $1,000,000.00 for each region.

b.	The contract number and contract period must be specified on the performance security deposit.

c.
In the event the Division of Purchasing and Materials Management exercises an option to renew the contract for an additional period, the health plan shall maintain the validity and enforcement of the security deposit for the said period, pursuant to the provisions of this paragraph, in an amount stipulated at the time of contract renewal

d.
Additionally, during the 365 day transition period, the health plan shall maintain the validity and enforcement of the performance security deposit for performance of the administrative functions pursuant to the provisions of this paragraph, in an amount stipulated via written notification by DPMM.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.14 and subparagraphs a - d.

3.15	Federal Funds Requirements - The health plan shall understand and agree that the contract may involve the use of federal funds.

3.15.1
Steven’s Amendment - In accordance with the Departments of Labor, Health and Human Services, and Education and Related Agencies Appropriations Act, Public Law 101-166, Section 511, “Steven's Amendment”, the health plan shall not issue any statements, press releases, and other documents describing projects or programs funded in whole or in part with Federal money unless the prior approval of the state agency is obtained and unless they clearly state the following as provided by the state agency:

a.	The percentage of the total costs of the program or project which will be financed with Federal money;
b.	The dollar amount of Federal funds for the project or program; and
c.	The percentage and dollar amount of the total costs of the project or program that will be financed by nongovernmental sources.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 3.15.1.

3.16	Terminology

3.16.1	All references to the term “contractor” as used in the Terms and Conditions attached hereto shall mean “health plan”.

Harmony Health Plan understands the terms set forth in RFP B3Z06118 paragraph 3.16.1.

4.	PROPOSAL SUBMISSION INFORMATION

4.1	Submission of Proposals:

4.1.1	ELECTRONIC SUBMISSION OF PROPOSALS THROUGH THE ON-LINE BIDDING WEB SITE IS NOT AVAILABLE FOR THIS RFP.

4.1.2
Proposal Security Deposit Required: The offeror must furnish a proposal security deposit in the form of an original bond (copies or facsimiles shall not be acceptable), check, cash, bank draft, or irrevocable letter of credit to the Office of Administration, Division of Purchasing and Materials Management by the proposal opening date and time. The Request for Proposal number must be specified on the proposal security deposit.

a.	The proposal security deposit must be made payable to the State of Missouri in the amount of $500,000 for each proposed region.

b.
Any proposal security deposit submitted shall remain in force until such time as the health plan submits a performance security deposit pursuant to the contract requirements specified elsewhere herein. Failure to submit a performance security deposit in the time specified or failure to accept award of the contract shall be deemed sufficient cause to forfeit the proposal security deposit.

c.
If the proposal security deposit is submitted in the form of cash or a check, it will be deposited. However, the Division of Purchasing and Materials Management shall issue a check in the same amount as the offeror's proposal security deposit to the offeror either once the performance security deposit is received if the offeror is awarded the contract, or at the time of award of the contract if the offeror is not awarded a contract.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 4.1.2. Harmony has submitted the Proposal Security Deposit under separate cover.

4.1.3
When submitting a proposal, the offeror should include nine (9) additional copies along with their original proposal. The front cover of the original proposal should be labeled “original” and the front cover of all copies should be labeled “copy”.

a.	In addition the offeror should provide one (1) copy of their entire proposal, including all attachments, in Microsoft compatible format on diskette(s) or CD(s).
b.	Both the original and the copies should be printed on recycled paper and double sided.
c.	Imaging Ready - In addition, all proposals are scanned into the Division of Purchasing and Materials Management imaging system after a contract is executed, or all proposals are rejected.

1)
The scanned information will be able to be viewed through the Internet from the Public Record Search system. Therefore, the offeror is advised not to include personal identifying information such as social security numbers in the proposal.

2)
In preparing a proposal, the offeror should be mindful of document preparation efforts for imaging purposes and storage capacity that will be required to image the proposals. Glue bound materials should not be used.

Harmony Health Plan understands and will adhere to the proposal submission requirements set forth in RFP B3Z06118 paragraph 4.1.3 and subparagraphs a-c.

4.1.4
To facilitate the evaluation process, the offeror is encouraged to organize their proposal into distinctive sections that correspond with the individual evaluation categories described herein. The offeror is cautioned that it is the offeror’s sole responsibility to submit information related to the evaluation categories and that the State of Missouri is under no obligation to solicit such information if it is not included with the proposal. The offeror’s failure to submit such information may cause an adverse impact on the evaluation of the proposal.

a.	Each distinctive section should be titled with each individual evaluation category and all material related to that category should be included therein.
b.	The proposal should be page numbered.
c.	The signed page one from the original RFP and all signed amendments should be placed at the beginning of the proposal.

Harmony Health Plan understands and will adhere to the proposal submission requirements set forth in RFP B3Z06118 paragraph 4.1.4 and subparagraphs a-c.

4.1.5	The offeror should complete and submit Exhibit A, Miscellaneous Information.

Harmony Health Plan has completed Exhibit A. Please refer to Exhibits Tab in this Response Binder.

4.1.6	Offeror’s Contacts:

a.
Offerors and their agents (including subcontractors, employees, consultants, or anyone else acting on their behalf) must direct all of their questions or comments regarding the RFP, the evaluation, etc. to the buyer of record indicated on the first page of this RFP. The buyer may be contacted via e-mail or phone as shown on the first page, or via facsimile to 573-526-9817.

b.
Offerors and their agents may not contact any other state employee regarding any of these matters during the solicitation and evaluation process. Inappropriate contacts are grounds for suspension and/or exclusion from specific procurements. Offerors and their agents who have questions regarding this matter should contact the buyer of record.

c.	Offerors are advised that any questions received less than three weeks prior to the RFP opening date may not be answered.

Harmony Health Plan understands and will adhere to the protocols set forth in RFP B3Z06118 paragraph 4.1.6 and subparagraphs a-c.

4.2
Competitive Negotiation of Proposals - The offeror is advised that under the provisions of this Request for Proposal, the Division of Purchasing and Materials Management reserves the right to conduct negotiations of the proposals received or to award a contract without negotiations. If such negotiations are conducted, the following conditions shall apply:

4.2.1	Negotiations may be conducted in person, in writing, or by telephone.

4.2.2
Negotiations will only be conducted with potentially acceptable proposals. The Division of Purchasing and Materials Management reserves the right to limit negotiations to those proposals which received the highest rankings during the initial evaluation phase. All offerors involved in the negotiation process will be invited to submit a best and final offer.

4.2.3
Terms, conditions, prices, methodology, or other features of the offeror’s proposal may be subject to negotiation and subsequent revision. As part of the negotiations, the offeror may be required to submit supporting financial, pricing and other data in order to allow a detailed evaluation of the feasibility, reasonableness, and acceptability of the proposal.

a.
The offeror must submit information which establishes and supports the actuarial soundness of the proposed rates and a certification of said soundness from an Associate of the Society of Actuaries (ASA), a Fellow of Society of Actuaries (FSA), or a Member of the American Academy of Actuaries (MAAA).

b.
The offeror shall understand that the decision of the State of Missouri regarding whether or not a rate is within actuarially sound rate ranges and does not exceed the cost to the state agency of providing those same services on a fee-for-service basis shall be final and without recourse.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 4.2.3 and subparagraphs a and b. Please refer to Appendix Binder, Tab #10 for Harmony’s Actuarial Soundness Certification document.

4.2.4
The mandatory requirements of the Request for Proposal shall not be negotiable and shall remain unchanged unless the Division of Purchasing and Materials Management determines that a change in such requirements is in the best interest of the State of Missouri.

4.3	Evaluation and Award Process:

4.3.1
After determining that a proposal was submitted by a responsible and reliable offeror and after confirming that the offeror is responsive to the mandatory requirements stated in the Request for Proposal, a subjective evaluation and an objective analysis of the proposals shall be conducted in accordance with the evaluation criteria stated below and further described elsewhere herein. .

a.	Objective Criteria:

1)	Cost Evaluation20 points
2)	Blind/Sheltered Workshops 5 points

b.	Subjective Criteria:

1)	Organizational Experience 45 points
2)	Proposed Method of Performance30 points

4.3.2
After an initial screening process, a question and answer conference, interview, and/or negotiation discussion may be conducted with the offeror, if deemed necessary by the Division of Purchasing and Materials Management. In addition, the offeror may be asked to make an oral presentation of their proposal during the conference. Attendance cost at the conference shall be at the offeror’s expense. All arrangements and scheduling shall be coordinated by the Division of Purchasing and Materials Management.

4.3.3
Separate evaluations shall be conducted by each area (East, Central, and West). One subjective evaluation shall be conducted as identified in the Subjective Criteria section of the RFP and points assigned accordingly. Two separate cost evaluations shall be conducted as identified in the Objective Criteria, Evaluation of Cost. The first evaluation of cost shall be for those offerors proposing to include pharmacy services from the MC+ managed care benefit package benefits and points assigned accordingly. The second evaluation of cost shall be for those offerors proposing to exclude the pharmacy services from the MC+ managed care benefit package and points assigned accordingly. For auto assign purposes, the sum of the subjective points and cost points for all offerors in an area will be grouped together.

4.3.4	The State of Missouri shall award multiple contracts.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 4.0 and all subparagraphs 4.1 - 4.3.4.

4.4	Offeror’s Organization (Responsible and Reliable):

4.4.1
If the offeror is not Federally qualified, the offeror must disclose the following information on certain types of business transactions the offeror has with a “party in interest” as defined in the Public Health Services Act.

a.	Any sale, exchange, or lease of any property between the offeror and a “party in interest”;

b.	Any lending of money or other extension of credit between the offeror and a “party in interest”; and

c.
Any furnishing for consideration of goods, services (including management services), or facilities between the offeror and a “party in interest”. This does not include salaries paid to employees for services provided in the normal course of their employment.

d.
If the offeror has operated previously in the commercial or Medicare markets, the offeror must disclose the information listed below regarding business transactions for the previous year. The offeror must report all of the offeror’s business transactions, not just the transactions relating to serving the Medicaid enrollment.

1)	The name of the “party in interest” for each business transaction;
2)	A description of each business transaction and the quantity or units involved;
3)	The accrued dollar value of each business transaction during the fiscal year; and
4)	Justification of the reasonableness of each business transaction.

e.	For purposes of the above information, a “party in interest” shall be defined as:

1)
Any director, officer, partner, or employee responsible for management or administration of an HMO; any person who is directly or indirectly the beneficial owner of more than 5% of the equity of the HMO; any person who is the beneficial owner of a mortgage, deed of trust, note, or other interest secured by, and valuing more than 5% of the HMO; or, in the case of an HMO organized as a nonprofit corporation, an incorporator or member of such corporation under applicable State corporation law;

2)
Any organization in which a person as described above is director, officer, or partner; has directly or indirectly a beneficial interest of more than 5% of the equity of the HMO; or has a mortgage, deed of trust, note, or other interest valuing more than 5% of the assets of the HMO.

3)	Any person directly or indirectly controlling, controlled by, or under common control with a HMO; or
4)	Any spouse, child, or parent of a person as described in above.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 4.4.1 and subparagraphs a - e. Please refer to Appendix Binder, Tab #11 for the Transactions Disclosure document.

4.4.2
The offeror must provide full and complete information by disclosing the following related to the identity of each “person or corporation with an ownership or control interest” in the offeror, or any health service subcontractor in which the offeror has a 5% or more ownership interest for the prior 12-month period. The offeror may satisfy this requirement by providing a completed Form CMS-855 (Medicare and Other Federal Health Care Programs Provider/Supplier Enrollment Application).

a.	The name and address of each person with an ownership or controlling interest of 5% or more in the offeror or in any subcontractor in which the offeror has direct or indirect ownership of 5% or more;

b.	A statement as to whether any such person with ownership or control interest is related to any other of the persons named with ownership or control interest; as spouse, parent, child, or sibling, and

c.
The name of any other organization in which the person also has ownership or control interest. This is required to the extent that the offeror can obtain this information by requesting it in writing. The offeror must keep copies of all of these requests and responses to them, make them available upon request, and advise the State of Missouri when there is no response to a request.

d.
For purposes of providing the above information, the offeror shall understand that a “person with an ownership or control interest” shall mean a person or corporation that (1) owns directly or indirectly, 5% or more of the offeror’s capital or stock or received 5% or more of its profits; or (2) has an interest in any mortgage, deed of trust, note, or other obligation secured in whole or in part by the offeror or by its property or assets, and that interest is equal to or exceeds 5% of the total property and assets of the offeror, or (3) is an officer or director of the offeror (if it is organized as a corporation) or is a partner in the offeror (if it is organized as a partnership).

1)
The percentage of direct ownership or control is calculated by multiplying the percent of interest which a person owns by the percent of the offeror’s assets used to secure the obligation (e.g., if a person owns 10 percent of a note secured by 60 percent of the offeror’s assets, the person owns 6% of the offeror).

2)
The percentage of indirect ownership or control is calculated by multiplying the percentages of ownership in each organization (e.g., if a person owns 10 percent of the stock in a corporation which owns 80 percent of the stock of the offeror, the person owns 8% of the offeror).

e.	Financial statements for all owners with 5% or more shall be submitted.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 4.4.2 and subparagraphs a - e. Please refer to Appendix Binder, Tab #4 for the Attestation document.

4.4.3
The offeror must provide the following financial information pertaining to the offeror’s organization (the legal entity that is submitting the proposal and that will be the party responsible for any contract awarded).

a.
Audited financial statements and balance sheets for the previous three (3) years, or as many years up to three (3) years that the entity has been in operation. If the offeror has not been in operation for at least one year, the offeror must submit unaudited financial statements and balance sheets. If the offeror is an existing Health Maintenance Organization, a financial statement must be submitted on the form as prescribed by the National Association of Insurance (NAIC) and must include an actuarial certification.

b.	Financial plan for the offeror’s current fiscal year.

c.	Information about the offeror’s financial forecasts for the contract period and possible contract renewal periods. These forecasts shall include at least income statements and enrollment forecasts.

d.	Names and addresses of independent auditors.

e.	Documentation of insurance coverage such as a list of the insurers used (including contact person and address) and the type and amounts of each policy held.

f.	Proof of reinsurance.

g.	Documentation of any outstanding litigation and malpractice settlements since January 1, 1998.

Please refer to Appendix Binder, Tab 12 for documentation requested in Sec. 4.4.3, subparagraphs a - g.

4.4.4
Debarment Certification - The offeror certifies by signing the signature page of this original document and any amendment signature page(s) that the offeror is not presently debarred, suspended, proposed for debarment, declared ineligible, voluntarily excluded from participation, or otherwise excluded from or ineligible for participation under federal assistance programs. The offeror should complete and return the attached certification regarding debarment, etc., Exhibit B with the proposal. This document must be satisfactorily completed prior to award of the contract.

Please refer to Response Binder, Exhibits Tab for Harmony’s completed Exhibit B - Debarment Certification.

4.4.5
Business Compliance - The offeror must be in compliance with the laws regarding conducting business in the State of Missouri. The offeror certifies by signing the signature page of this original document and any amendment signature page(s) that the offeror and any proposed subcontractors are presently in compliance with such laws. The offeror shall provide documentation of compliance upon request by the Division of Purchasing and Materials Management. The compliance to conduct business in the state shall include, but not necessarily be limited to:

a.	Registration of business name (if applicable)
b.	Certificate of authority to transact business/certificate of good standing (if applicable)
c.	Taxes (e.g., city/county/state/federal)
d.	State and local certifications (e.g., professions/occupations/activities)
e.	Licenses and permits (e.g., city/county license, sales permits)
f.	Insurance (e.g., worker’s compensation/unemployment compensation)

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 4.4 which is evidenced by the executed Signature pages included in the Response Binder under the Signature Page tab.

4.5	Confirmation of Compliance with Requirements:

The offeror must submit all of the following information in order to determine if the offeror satisfies the mandatory requirements of the Request for Proposal. The State of Missouri reserves the right to reject any offeror’s proposal which does not include the required information.

In addition, the offeror should address the requirements contained in the Performance Requirements section of the RFP. Specifically, the offeror should address the individual requirements in the Performance Requirements section of the RFP and provide a description of how, when, by whom, with what, to what degree, why, where, etc., the requirement will be satisfied.

The offeror should not provide a separate response to both the Performance Requirements section and this section. Rather, the offeror’s response to the following items should be included within the offeror’s response to the Performance Requirements.

To the extent possible, the specific paragraph number of the applicable section of the Performance Requirements is provided with the following items and is denoted in parenthesis. The State does not guarantee that all references have been provided.

Harmony Health Plan understands and will adhere to the requirements set forth in RFP B3Z06118 paragraph 4.5.

4.5.1
The offeror shall submit proof that the offeror has a Certificate of Authority from the Missouri Department of Insurance to operate a Health Maintenance Organization in each county specified herein. (2.1.2.a)

a.
If the offeror does not currently have a certificate for a certain county, the offeror shall provide documentation that the offeror has or will submit an application to the Department of Insurance for such certification.

Please refer to Appendix Binder, Tab 2, Harmony’s Proof of Filing for State of Missouri Department of Insurance Certificate of Authority.

4.5.2
Physician Incentive Plans: The offeror must provide a minimum of the following information regarding each of the offeror’s physician incentive plans (PIP) and each of the offeror’s subcontractor’s PIPs with their downstream providers, if the PIPs place the providers at significant financial risk (SFR). (2.20.3)

a.	Effective date of the physician incentive plan,
b.	The type of incentive arrangement,
c.	The amount and type of stop-loss protection,
d.	The patient panel size,
e.	If the patient panel is pooled, provide a description of the method,
f.	The computations of significant financial risk, and
g.	The name, address, telephone number, and other contact information for a person from the offeror’s organization who may be contacted with questions regarding the physician incentive plan.

If the offeror does not have any PIPs with the health care service providers, the offeror must confirm in the proposal that no such arrangements exist. If the offeror’s subcontractors do not have any PIPs with their downstream providers, the offeror must confirm in the proposal that no such arrangements exist and maintain documentation that demonstrates that no such arrangements exist.

Harmony currently has no Physician Incentive Plan arrangements which meet the Significant Financial Risk requirements. Please refer to narrative in 2.20.3.

4.5.3	Networks

a.
The offeror shall submit documentation demonstrating that the offeror’s networks comply with travel distance access standards as set forth by the Department of Insurance in 20 CSR 400-7.095 regarding Provider Network Adequacy Standards. For any demonstrated access that differs from these standards, the offeror must submit proof of approval of the differences by the Department of Insurance. (2.14.3)

b.
The offeror shall provide documentation verifying that the offeror’s network has adequate capacity. Such documentation shall include, but it is not limited to, appointment availability, 24 hour/7 days a week access, sufficient experienced providers to serve special needs populations, waiting times, open panels, and PCP to member rations. (2.3.1)

c.
The offeror shall describe how it will provide tertiary care providers including trauma centers, burn centers, level III (high risk) nurseries, rehabilitation facilities, and medical sub-specialists available twenty-four (24) hours per day in the region. If the offeror does not have a full range of tertiary care providers, the offeror shall describe how the services will be provided including transfer protocols and arrangements with out of network facilities. (2.3.17)

Harmony exceeds the requirements set forth in section 4.5.3 and subparagraphs a - c. Please refer to narrative response in sections 2.14.3, 2.3.1 and 2.3.17 respectively.

4.5.4
The offeror shall list each proposed health care service subcontractor to whom the offeror proposes to delegate contract requirements. Examples include, but are not limited to, mental health services, vision, dental, or pharmacy. The offeror shall describe the services and activities that will be provided by such health service subcontractor. (3.8.3)

Harmony has documented all proposed subcontractors and included those activities to be delegated in Appendix Binder, Tab 9, Delegation Oversight Chart. Please refer to our Delegation Program overview in Sec. 3.8.3.

4.5.5
Personnel/Staffing: The offeror shall submit information related to the qualifications of the proposed personnel concerning their experience in serving the Medicaid population including education, training, and previous work assignments. In particular, the offeror must submit the following:

a.
Resumes, job descriptions, and full time equivalent status for the offeror’s Medicaid Plan Administrator, medical director, quality assessment and improvement and utilization management coordinator, special programs coordinator, mental health coordinator, and chief financial officer. (2.2.2)

b.	Information for other personnel, including dental consultant, grievance and appeal coordinator, MIS director, and compliance officer. (2.2.1)

c.	Information on staffing levels, job descriptions, and qualifications for prior authorization staff, concurrent review staff, member services staff, and providers service staff. (2.2.1)

Harmony has provided information as requested, please refer to Appendix Binder, Tab 3 for Key Staffing position descriptions and resumes.

4.5.6	Claims Payment Processes - The offeror must submit the following information regarding the offeror’s claims payment processes: (2.25)

a.
Information describing the offeror’s claim adjudication processes - The offeror shall provide a flow chart or written description that details the flow of claims from receipt until payment. Information shall be provided documenting the offeror’s audit trail of all claims that enter the system and any review processes that are in place.

b.	The offeror shall document the offeror’s past and current performance with regard to the timely payment to in-network and out-of-network providers.

c.
A description of the offeror’s claims processing and management information system functions, including, but not limited to information about the offeror’s liability management practices regarding its “Incurred But Not Reported Claims” and “Received But Unadjudicated Claims”.

The processes requested within this section are described in section 2.25 herein.

4.5.7
Additional Benefits - The offeror must provide a listing, description, and conditions under which it will offer additional benefits to its members. Examples of such services are nurse advice lines; non-emergency transportation (NEMT) for those members who do not have NEMT as part of their benefit package; sponsorship in youth programs such as Boy Scouts or YMCA; or smoking cessation programs. This is not an exhaustive list of such services but only provides examples of the types of services that may qualify as an additional benefit. (2.6.1.a. 13))

a.
Member Services and Provider Services - The offeror shall describe the hours of operation, holiday schedule, member and provider communication and education plans, and staff training plans for member services and provider services. (2.9 and 2.10)

b.
Member Grievance System - The offeror shall describe the offeror’s member grievance system being sure to address the grievance process, the appeal process, expedited resolution process, and process for ensuring that members receive proper notice of action. (2.15)

c.	Release for Ethical Reasons - The offeror must state if reimbursement for, or provider coverage, of a counseling or referral service will be objected to based on moral or religious grounds. (2.11.3)

Items requested in 4.5.7 are described within the narrative of the indicated response sections.

4.6	Objective Criteria:

4.6.1
Preference for Organizations for the Blind and Sheltered Workshops - Pursuant to 34.165 RSMo, a five (5) bonus point preference shall be granted to offerors including products and/or services manufactured, produced or assembled by a qualified nonprofit organization for the blind established pursuant to 41 U.S.C. sections 46 to 48c or a sheltered workshop holding a certificate of approval from the Department of Elementary and Secondary Education pursuant to section 178.920 RSMo. Five bonus points will be added to the total evaluation points for offerors qualifying for the preference.

a.	If the offeror is an organization for the blind or sheltered workshop, the offeror should provide evidence of qualifications (i.e., copy of certificate or certificate number).

b.
If the offeror is utilizing an organization for the blind or a sheltered workshop as a subcontractor, the offeror should submit: (1) a letter of intent signed by the organization for the blind or sheltered workshop describing the products/services they will provide and indicating their commitment to aid the contractor’s performance under the prospective state contract and (2) evidence that the subcontractor qualifies as an organization for the blind or sheltered workshop.

c.	A list of Missouri sheltered workshops can be found at the following internet address: http://www.dese.mo.gov/divspeced/shelteredworkshops/index.html.

Harmony does not qualify as a blind or sheltered workshop. Harmony has contracted with a qualifying organization. Please refer to the completed Exhibit A document included within this Response Binder (see Exhibits Tab) along with the executed LOI and certificate.

Harmony has contracted with a qualifying organization, W.A.C. Industries in St. Louis, MO., certificate # N00011941. The Letter of Understanding with W.A.C. includes Harmony’s support of services offered by W.A.C. including but not limited to packaging, assemblies of all types, labeling, collating, inserting, shrink packaging, and mailing. During the term of this Letter of Understanding (“LOU”), W.A.C. within the usual and customary range of its facilities, services and personnel, agrees to provide these services to Harmony upon written request by Harmony and acceptance of pricing from W.A.C.

4.6.2	Evaluation of Cost:

a.
The objective evaluation of cost shall be computed by using the firm, fixed Per Member Per Month (PMPM) Net Capitation Rates for each Category of Aid Rate Subgroup as quoted by the offeror on the Pricing Pages multiplied by the corresponding projected member months stated in UPL/Rate Development Process (see Attachment 9). The State shall not consider awarding a contract to any offeror with a rate for any Category of Aid rate subgroup which exceeds the State’s Maximum Net Capitation Rate listed in Column 1 on the Pricing Page.

b.
Requirements promulgated by the federal government stipulate that the State of Missouri can only contract for services at rates that are within actuarially sound rate ranges. The actuarial soundness of rates differing from those of the state shall be reviewed by the State of Missouri during the formal evaluation of proposals.

c.
The offeror must submit information which establishes and supports the actuarial soundness of the proposed rates and a certification of said soundness from an Associate of the Society of Actuaries (ASA), a Fellow of Society of Actuaries (FSA), or a Member of the American Academy of Actuaries (MAAA).

d.	The offeror shall understand that the decision of the State of Missouri regarding whether or not a rate is within actuarially sound rate ranges shall be final and without recourse.

e.	Cost points shall be calculated based on the sum from the above calculation using the following formula:

Lowest Responsive Offeror’s Price	X	20	=	Cost evaluation points
Compared Offeror’s Price

Please refer to Appendix Binder, Tab #10 for Harmony’s Actuarial Soundness Certification.

4.7	Subjective Criteria:

4.7.1
Organizational Experience: The offeror’s organization and the offeror’s health care service subcontractor’s organizations shall be subjectively judged. Therefore, the offeror should submit sufficient information to document successful and reliable experience in past/current performances of the offeror and the offeror’s health care service subcontractor’s. The offeror should document experience with a Missouri Medicaid population, or if not available, document experience with another State’s Medicaid population.

a.
The offeror should document its experience in positively impacting the healthcare status of Missouri Medicaid population, or if not available, another State’s Medicaid population. Examples of areas of interest include, but are not limited to the following:

1)	EPSDT

As a leading provider dedicated to offering comprehensive government-sponsored health plans across the country, WellCare has a strong record of hands-on involvement in the provision of well-child care. We have a history of commitment to the goals of the EPSDT (Healthy Children and Youth (HCY)) program.

WellCare works closely with its pediatric providers and the community to ensure that members that are at risk are identified and their parents and guardians are encouraged to take every step necessary for them to receive the appropriate health screening and care. WellCare staff inform members about the availability and importance of HYC services, reach out to members to reinforce the need for these services, and track HYC utilization rates. WellCare Case Managers are available to conduct outreach, provide information on WIC and HCY, and make appointments and arrange for transport when needed.

In order for WellCare’s program to be effective, we inform members of how they can access these services and remind them that they are provided at no charge. WellCare also takes proactive steps to encourage our providers to participate in the HCY programs and to ensure compliance with EPSDT screens in all of its Medicaid programs, and will take these same critical steps in Missouri.

WellCare uses a combination of written, audio, and web-based material, telephone contacts, and face-to-face encounters to provide critical information to members on HCY at the time of enrollment and throughout their participation with WellCare. The importance of health screens and follow-up treatment is emphasized and the HYC program is explained. Instructions are given as to how members can obtain preventive and expanded services and the role of the PCP. WellCare continues to reach out to members throughout their enrollment to reinforce the need for well-child care and to assist members in obtaining these services. Key informing and outreach activities include:

•
Enrollment and orientation. As mentioned above, enrollment and orientation is generally WellCare’s first opportunity to educate prospective members about the importance of preventive care. Our staff training programs ensure that WellCare staff have a thorough understanding of HCY and the importance of encouraging participation in this program. Our enrollment checklist ensures that this topic is covered in all enrollment and orientation presentations. New member packets will include a member health status self-assessment form to help identify children’s current immunization and check-up status.

•	Initial PCP visit scheduling. In addition to informing members of EPSDT services within 60 days of enrollment, WellCare encourages them to schedule a visit with a PCP.

•
Written materials. WellCare’s Member Handbook is our key written means of informing all new members about HCY services. All written materials will be available in alternative formats and in a manner that takes into consideration members’ special needs. Member materials are available in Spanish as well as English, and translation services are provided when needed for other languages.

•
Customer service. WellCare’s Customer Service Department plays an important role in providing information on EPSDT to our members. When a member calls with an issue involving a child, our representative uses that opportunity to reinforce the member’s understanding of the importance of well-child care and the services available through EPSDT. WellCare representatives are also trained to determine whether the child has had an appointment within the appropriate time interval and assists in scheduling an appointment if needed.

•
Informational activities for pregnant women. WellCare recognizes that reaching pregnant women with information about EPSDT services is important in ensuring healthy babies and healthy children. WellCare also uses other means to inform pregnant women of HCY services. Our perinatal coordinator or Case Manager discusses preventive and routine care expectations for children during her contacts with pregnant members. She also assists members in choosing a PCP for the unborn child and scheduling an initial appointment.

WellCare will take a number of steps in Missouri to encourage PCP participation in the HCY program and compliance with EPSDT screening requirements. In addition to ongoing education about the importance of the program, WellCare will offer features on program participants in the newsletters and send monthly notices to providers about members who are not in compliance with periodicity schedules. In addition, WellCare may make enhanced payments to providers to encourage them to assist in facilitating appointments for children who are very overdue for screens or immunizations.

WellCare collects data on HCY through regular claims data analysis. We regularly examine EPSDT utilization rates and track the number of screens each month. The data are then converted to screening rates (number of screens per member under the age of 21) so that the plan can monitor overall provider performance and implement additional provider and member interventions at the plan level to improve compliance. Providers are also given periodic reports that show specifically which patients are not in compliance with preventive care scheduling guidelines.

WellCare also monitors provider compliance with screening requirements through medical chart audits. Individual PCPs who do not meet the threshold for standards of clinical preventive pediatric care are notified and a corrective action plan is developed. Information from the chart audits is also used as part of the routine annual quality improvement planning process.

WellCare’s new tracking system will identify members who are not receiving services in keeping with the specified periodicity schedules. WellCare will provide written notification to its families with HCY eligible children when appropriate periodic assessments or needed services are due. Members are sent a periodicity letter in their birthday month, regardless of whether they have been seen or not, which outlines the preventive services recommended at the appropriate age according to the USPSTF Preventive Care Guidelines, and the American Academy of Pediatrics.

In 2002, WellCare’s Connecticut Medicaid population EPSDT rates were significantly below the threshold required by the Centers for Medicaid and Medicare Services, therefore the plan instituted a performance improvement project designed to improve the rate for EPSDT screenings. A barrier analysis was conducted and although the rates for member’s in the younger age categories were above the 80% requirement, the age groups from 12 - 19 years old were significantly below. The plan instituted a member incentive program that was focused on this particular age group to encourage obtaining an EPSDT visit. Members are sent a letter with an incentive Blockbuster video card if they receive an EPSDT visit. The plan’s rates for EPSDT screening have increased from 74% to 84% over a three year period, an improvement of 13.5% which is above the Connecticut State average.

2)	Lead

Screening for lead exposure is an important component of Early Periodic Screening Diagnosis Treatment (EPSDT) or Child Health Check Up visits. Early detection and preventive health services are needed to curtail the potential hazards that our children will face from lead poisoning such as anemia, learning disability, hearing loss and behavioral problems, and at extremely high levels (>70ug/dL) can result in seizures, coma, and even death. According to a CDC reported national survey from 1991-1994, 4.4% of all children had elevated blood lead levels. An October 2003 press release issued by Florida Department of Health, Agency for Health Care Administration (AHCA), all children aged 6 years and under can be at risk for lead exposure, especially those between 9 months and 2 ½ years due to hand-to-mouth contamination from playing in household dust, paint chips or exterior soil that contains lead. Therefore, children should have a blood lead test at one and two years of age and between the ages of three and six years, if never tested. WellCare recognizes the importance of lead screening and continues to improve our process for blood lead testing during child health check-up visits thereby assuring that each member receives the best care possible.

In 2003, WellCare instituted a unique approach to improving blood lead screening tests in the New York Medicaid population. WellCare’s rate for lead screening of children 25 months of age was significantly below the State average and the CMS guidelines for lead screening. WellCare began a two-pronged approach to improving screening rates focusing on both members and providers. Providers received lists of their members who had not yet received blood lead screening tests and an incentive of $25 per member who received a blood lead test prior to turning 25 months of age. In addition, members were sent a letter to encourage and educate them about lead testing. WellCare’s rates for lead screening improved from a low of 29% in 2002 to over 78% in 2005. WellCare is above the state-wide average for lead screening however, opportunities for improvement continue to exist. In 2006, WellCare will expand outreach efforts to include contacting non-compliant members proactively by telephone to educate them about the importance of lead screening and to encourage them to obtain blood lead screening tests.

WellCare’s Pediatric Lead Case Management Program recognizes that more than 80% of the U.S. homes built before 1979 (64 million) contain lead based paint. Lead poisoning is caused by ingestion and inhalation of common environmental lead sources. Lead poisoning may cause anemia, permanent brain damage, learning disorders, loss of balance, kidney damage, blindness, hearing loss, seizures, coma, and death. Lead poisoning is preventable and the key to prevention is early identification through blood level testing.

Members are identified for the program through:
•	Primary Care Physicians
•	Health Departments
•	internal and external sources
•	laboratory lead level measurement reports, and
•	WellCare’s Early Periodic Screening Diagnosis Treatment (EPSDT) or Child Health Check-up visits.

Member Outreach:
•	Periodicity letters sent to members who have not seen their PCP within 45 days of enrollment
•	Reminder periodicity letters sent on member’s birth month
•	Telephonic outreach for members under six (6) years of age who have inbound or outbound call encounters with Customer Service, Case Management, and/or Disease Management
•	Articles in Member Newsletters regarding the importance of having children receive a lead level screening.

Monthly the Pediatric Case Manager receives a list of members whose laboratory lead level is ≥ 10 mcg/dl and during the month receives information from sources noted above. The Pediatric Case Manager contacts the PCP to ascertain when the member was first tested, is the member scheduled or did the member have a 3 month re-check, was there a home assessment and see if the member has been compliant with care plan, etc. Medical records are also requested from the PCP. The Pediatric Case Manager contacts the member to educate the member on lead poisoning and available state and community resources, coordinate medical care, and facilitate communication between the PCP and the member. Members are flowed until they are no longer with the WellCare, their lead level is ≤ 10 mcg/dl, they are not able to contact member, or the member is stable and compliant.

3)	Children with special health care needs

WellCare Health Plans, Inc, including Harmony Health Plans, has experience with Children with Special Health Care Needs in seven (7) states. WellCare’s Pediatric Case Management interventions are often invaluable for children with chronic and complex medical conditions such as congenital birth defects, serious chronic heart or lung disease and/or inborn errors of metabolism.

WellCare throughout the years has found this program to demonstrate a lower incidence of re-admission and a higher rate of member compliance. The program is successful due to early identification and linking members and families with appropriate care and community resources.

Families that have children with these serious medical problems are often confronted with a complex and disconnected set of facilities and providers that make it extremely difficult to get timely and appropriate care. Delays in obtaining quality care may result in suboptimal clinical outcomes that are also more costly. Families are given the opportunity to provide input into their child’s individual needs.

Children with special health care needs require a broad spectrum of services from primary care, specialty medical care, to prescription medications, medical equipment and therapies. The families may need respite care or family counseling.

WellCare’s Pediatric Case Management Program has many benefits that focus on the needs of this population, including:
•	Facilitation of intra-organizational planning
•	Improved communication between WellCare, the member, and the provider(s)
•	Care coordination (reduces duplication of services)
•	Psychosocial support to the family and member while in a stressful situation
•	Creating a treatment plan to the member’s special needs and covered benefits
•	Seeking a most appropriate setting for health care
•	Offering innovative alternatives to lengthy and costly acute care stays

A key element of the Pediatric Case Management Program (Children with Special Health Care Needs) is early identification through:
•	authorizations or Health Risk Assessments (HRAs) forms
•	monthly internal claims data mining “Special Needs” report for members with special needs diagnoses
•	laboratory reports
•	Inpatient Census
•	“Frequent Flyer” report
•	PCP/Specialist
•	Member self-referral

The Case Managers roles and responsibilities in enrollment and program participation:
•	contact member’s parents and/or guardian to explain Pediatric Case Management Special Needs Program and enrollment
•	completes an assessment on the member’s medical and psycho-social needs
•	contacts the PCP and/or Specialists involved in the case to obtain medical history on the member
•
in collaboration with the family and/or member and the members of the heath care team, identifies immediate, short-term, and ongoing needs, as well as, develops appropriate and necessary case management strategies to address them.

•
assists the member/family in making informed decisions when developing the plan of care which identifies measurable goals and timeframes for achievable goals that are appropriate to the member and his/her family.

•	considers contingency plans in the overall plan to anticipate treatment and service gaps or complications, such as:
o	No benefit
o	Extra contractual agreement considerations to include negotiations with non-par services/providers when appropriate
•	coordinates community resource referrals
•	coordinates the mailing of needs specific educational materials
•
employs a process of ongoing assessment and documentation to monitor the quality of care, services and products delivered to the member to determine if the goals of the plan of care are being achieved, whether those goals remain appropriate and realistic, and what actions maybe implemented to enhance positive outcomes.

•
identifies when a member’s condition has reached a static or regressive situation and proactively facilitate adjustments in the plan of care, providers, and/or services, when possible, to promote enhanced outcomes.

Provider educational materials, to increase awareness and enrollment into the Pediatric Case Management Program:
•	Provider Handbook
•	Provider Newsletters
•	Telephonic communication educating provider on the program, community resources and disease specific information.

Member education materials:
•	Member Handbook
•	Member Newsletters
•	Disease specific educational materials, including complication avoidance
•	Lists of community resources

WellCare’s Pediatric Case Management Program, like our Case Management Program utilizes a two-fold approach to case management, firmly establishing the member’s Primary Care Physician (PCP) as the principle case manager with the Pediatric Case Management Program augmenting the physician’s role in directing care. Once the members have met their goals, are established with their PCP and have developed a support system, they are discharged from the program. Members may re-enter the program should their health status change.

4)	Asthma

The purpose of the Asthma Disease Management program is to identify members with asthma and provide education for these members and/or their caregivers to empower them to make behavior changes to ensure the choices they make will improve their health and reduce the complications of asthma. In addition, the program educates members and their caregivers, regarding the standards of care for asthma, preventive measures, triggers to avoid, and ensures they are receiving the appropriate medications. The program focuses on educating the provider with regards to the standards of care for asthma and current treatment recommendations. Intervention and education improves the quality of life of members, improves health outcomes and decreases medical costs.

The objectives of the asthma program are to identify members with asthma early in their disease process to decrease the likelihood of adverse outcomes, educate members regarding the standards of care for asthma, preventing recurrences, identifying triggers, and appropriate asthma action planning, identify members who are at high-risk for adverse outcomes and provide intensive follow-up to improve outcomes and support and educate physicians in providing appropriate care.

The goals of the asthma program are to decrease admissions, re-admissions and emergency room visits for members with asthma, to decrease asthma-related medical costs and to improve compliance with medication therapy.

The asthma program proactively identifies and stratifies members who have asthma through claims, encounters and pharmacy data. In addition, members can self-refer, providers can refer members and members are identified through the inpatient census, health risk assessments and welcome calls. Members are stratified into three levels based on their risk for adverse outcomes. All members receive an introductory letter and educational material regarding their disease. Members most at risk are called by an asthma disease nurse to complete an asthma assessment, evaluate their health status and educate the member or caregiver about their disease. Members are followed up with on an ongoing basis until self-care goals are accomplished.

Providers of members with asthma receive an introductory letter to the asthma program. In addition, providers receive asthma clinical practice guidelines based on Nationally-recognized evidenced based clinical guidelines published by the National Institutes of Health, NHLBI Guidelines for Asthma Management. Providers also receive a monthly membership list that identifies members with asthma who have not had a visit with their PCP in greater than 3 months.

Over a period of 6 months, WellCare’s 30 day readmission rate for members with asthma has decreased by 66% for the members that were contacted by the asthma disease management program nurses demonstrating a positive trend in outcomes for members impacted by the Disease management program.

5)	Reduction of inappropriate utilization of emergent services

Harmony Health Plan in Illinois and Indiana and the other WellCare Medicaid markets have implemented multiple member outreach and education programs to decrease inappropriate Emergency Room (ER) utilization, without success.

The following initiative has been developed to focus on more than just member outreach and education, to provide more intensive case management action items as well as identification of potential provider access issues.

Member education/case management:
Member education will be initiated with the following information in the Member Handbook and an ER brochure that describes the following:
•	Description of emergency
•	Alternatives to the hospital emergency room for non-emergency conditions
•	Reminders of how to contact PCP or covering service
•	Description of the services provided by the 24 hour nurse call line

An Emergency Room log will document all requests for Emergency Room services by the Emergency Room staff for non-emergent conditions. Members identified through the Emergency Room log will be contacted immediately for identification of the reason for inappropriate use of the ER, follow-up care and education.

Additionally, members identified as frequent utilizers of Emergency Room services for non-emergent conditions/services will be placed in a case management program for follow-up.
•	Members that have had one-three visits will receive an auto-generated outreach letter with urgent care listings and magnets.

•
Members that have had more than three Emergency Room visits/quarter will receive an outreach call or home visit by the Harmony Social Worker to determine the reason(s) for frequent utilization of Emergency Room services. Action plans will be developed to solve the underlying gap in care, including, but not limited to:

o	a PCP change,
o	referral to specialists,
o	enrollment in a case management and/or disease management program,
o	information on alternative after-hours service providers
o	other plans as appropriate

Provider Outreach:
Primary care providers (PCPs) receive a new membership list each month. They are expected to see their newly enrolled members within thirty (30) days of enrollment. The current Member ER Brochure will be issued to providers for member education.

The standard report of ER utilization by PCP assignment will be sorted by the PCPs with the highest member utilization. The provider groups showing the highest percentage of ER utilization per member will be visited by WellCare staff to determine if there is an access or availability opportunity.

6)	Case management

WellCare Health Plans, Inc, including Harmony Health Plans, has experience with Case Management Programs in seven (7) states. WellCare’s Case Management Programs enhances care coordination, improves member adherence to recommended treatment, improves quality, decreases fragmentation and improves satisfaction.

In today’s health care environment Case Management has been challenged to prove its economic value as well as its impact on clinical outcomes. The benefits of case management are considered both tangible and intangible. The following example demonstrates our organizational competence in the area of Case Management that significantly impacted the Florida Medicaid population.

WellCare conducted an eight month pilot program in 2005 to prove that Case Management has a tangible value by determining the impact of case management on the re-admission rates of high risk members in the Tampa market. After evaluating the population in Florida using member information and claims data, the TANF/SSI members in the Tampa market were chosen due to their high re-admission rate. Additional Case Managers were placed on the Tampa Pilot Program.

The Case Managers targeted members with:
•	high re-admission rates by reviewing the daily “Frequent Flyer” report
•	specific high risk diseases such as asthma, diabetes and CHF, through claims data and “Inpatient Census report
•	high cost utilizers, through daily “Inpatient Census” report
•	multiple co-morbities, through claims data

Case Management Interventions:
•	Creating a treatment plan to the member’s special needs and covered benefits
•	Educating members on their disease state
•	Connecting the member with their PCP and other Specialists
•	Educating providers and members about available state and community resources
•	Facilitate quality, cost-effective care by preventing fragmentation and duplication of care.

WellCare’s Case Management Program utilized a two-fold approach to case management, firmly establishing the member’s Primary Care Physician (PCP) as the principle case manager with the Case Management Program augmenting the physician’s role in directing care. It is one component used to control, direct, and approve access to the services available to members in their benefit packages. The Case Managers in the Pilot Program became involved with the member while they were hospitalized, when ever possible. They established a relationship with the member, assisted the member with their discharge needs and obtained contact numbers of where the member would be staying. Next they called the member and began the case management process, evaluating the member’s medical and psycho-social needs. A majority of the members needed education on their specific disease, access to transportation and community resources, and to establish a strong relationship with their PCP and appropriate specialists. Once the members had met their goals, were established with their PCP and had developed a support system, they were discharged from case management. The members were evaluated 90 days prior to admission into the Pilot Program and 90 days after. The final outcome was a 10% reduction in the re-admission rate for that population and an increase in member compliance to their treatment plan.

7)	Pre-natal care

Harmony Health Plans and WellCare combined have multiple years of experience in dealing with various aspects of pre-natal care and the following example demonstrates our organizational competence in the areas of pre-natal care that significantly impact our population.

In Illinois and Indiana, Harmony has had a pre-natal program since inception (ten years) called Harmony Hugs. Throughout the years, this program has demonstrated a higher proportion of prenatal visit compliance and a lower incidence of low birth weight and neonatal intensive care unit (NICU) admissions for newborns of enrolled members compared to non-enrolled members. The program has been most successful when members are enrolled early in their pregnancy.

This program has recently been expanded to include post-natal depression screening and more systematic outcomes measurements, as well as some key components from the WellCare pre-natal program.

•	Early identification through:
o	monthly State reports of known pregnancies (EDD list)
o	monthly prenatal vitamins reports
o	authorization requests and/or notification/assessment forms from providers
o	member self-referrals
o	referrals from other agencies
o	pre-natal inpatient admissions or authorizations requests for home health or DME pre-natal outpatient services
•	Member enrollment and participation in the program, achieved by the Hugs educator who:
o	contacts the member for enrollment in the program
o	completes a Maternity Health Risk Assessment with the member.
o	stratifies members into risk categories, determined by number and severity of risk factors
o	identifies specific member educational and healthcare needs
o	completes an individualized care plan with specific follow-up tasks and has member contract for compliance with the care plan
o	contacts the member’s provider’s office to review the care plan, asks for additional instructions for the care plan, and then issues the care plan to the provider’s office for signature
o	contacts any external resource to coordinate additional services
o	coordinates the member’s care according to the care plan
o	coordinates the mailing of any additional educational materials not included in the system generated trimester educational mailings.
o
contacts the members at agreed-upon intervals and/or hospital admissions, revise and update the care plan as necessary, and educate and coordinate additional services as appropriate throughout the pregnancy and post partum visit

o	after delivery, confirms the 6 week post partum office visit and/or assists in scheduling the visit
o
conducts the health risk assessment and the mental health assessment using the Edinburgh Postnatal Depression Screening tool, and contracts for ongoing compliance parameters, including if indicated referral to/coordination with Harmony’s Behavioral Health Provider and/or Medical Provider.

o	contacts the member two days prior to the post-partum visit to confirm intended compliance, to prepare the member for the visits and to assist with potential transportation requirements
o	contacts the member two days after the post natal visit to confirm compliance and/or assist with rescheduling.
•	Member educational materials, such as:
o	Material about the specifics of the Hugs program:
o	Trimester letters automatically generated that provide key milestones on the baby’s growth and the mom’s physical changes specific to each trimester
o	Nutritional information as it relates to a healthy pregnancy
o	Risks of using prescription and over the counter medications while pregnant, and dangers of low birth weight babies as a result of smoking, alcohol or drugs
o	Benefits and recommended schedule of prenatal visits including dental care
o	Specific educational materials about any complicating conditions
o	The warning signs of pre-term labor
o	Preparation for labor and delivery
o	Planning for the baby’s homecoming
o	Infant and child care booklets (1-12 moths) and immunization schedules
•	Member incentives, such as:
o	Six piece nursery care kit, which contains baby care items such as: a thermometer, nasal aspirator, medicine administration aids, and a nail clipper for enrolling in the Hugs program, and
o	A baby stroller for members who complete a minimum of six prenatal visits and the post-partum visit.

In 2001, Harmony was awarded a grant to participate in the Robert Woods Johnson Foundation workgroup, BCAP Toward Improving Birth Outcomes . Harmony was selected as one of 11 Health Plans to participate, with the goal of increasing the quality of prenatal care for Medicaid/SCHIP enrollees. Chief medical officers from health plans collaborated to identify and pilot practical solutions for improving the health of pregnant mothers and their newborns. Pilot projects included innovative identification, stratification, outreach, and intervention techniques to improve care.

Over the nine-month pilot phase, the Harmony team increased the number of women known by the plan to be pregnant prior to delivery by 76 percent. The plan implemented an outreach program to high-volume obstetric providers and to members newly identified as pregnant.
Harmony found that while providers may know which members are pregnant, this information is not shared with the health plan, or the plan did not have a systematic way of evaluating sources if identification. Harmony was able to increase knowledge of pregnancies through several methods:

•	Analyzing state claims data tapes for pregnancy codes
•	Provider Incentives
•	Analyze Pharmacy Records

Harmony was able to increase its identification rate from three percent in July 2000 to 76 percent in June 2001.

The lessons learned in the Toward Improving Birth Outcomes initiative are incorporated into a toolkit that provides a step-by-step practical approach toward achieving improved birth outcomes. This toolkit is available through the Centers for HealthCare Strategy website.

8)	Dental

Many of the oral health problems that arise in infants and toddlers are preventable through early detection and prevention programs. Good dental health leads to overall good health and therefore WellCare is committed to improving the rate of children who obtain preventive dental care visits during early childhood and throughout adolescence.

WellCare uses a multifaceted approach to improving dental screenings and has proven success in the New York health plan. In 2002 the dental rates were found to be at 27% compliance for members age 3 to 21 years of age who had seen a dentist in the previous year. WellCare recognized the need to improve this very important screening and began an outreach program designed to educate, inform and encourage members to see the dentist. Utilizing our robust data systems WellCare identified members who had not had a visit with their dentist in the past year and sent letters to these members to encourage them to see the dentist, listed who their assigned dentist was and simple preventive measures to take for good oral health. In addition, the health plan sent membership lists to providers for the members that were not compliant with their dental screenings. Combining the provider and member approaches has shown to be an effective way to improve compliance rates. The rate of preventive dental visits between the ages of 3 and 21 years of age increased by nearly 81% surpassing the state average in 2004. WellCare will continue our commitment to improved dental health in the Missouri population and strive to ensure members are receiving dental care as appropriate.

9)	Mental health

Harmony Health Plans and WellCare combined have multiple years of experience in dealing with various aspects of Mental Health, and the following examples demonstrate our organizational competence in the area of Mental Health, in areas that significantly impact our population.

The first example is in Illinois, where Harmony in cooperation with our Behavioral Health Partner, PsycHealth, implemented a broad Transitional Care Program for all hospitalized members and a more intensive Home Intention Program for targeted high-risk members. The goal of both these programs was to prevent readmissions.

All low risk hospitalized members were enrolled in the Transitional Care Program, with the focus of establishing appropriate follow-up post-discharge from a hospitalization. The members with demonstrated follow-up in outpatient care after being discharged from inpatient care are much less likely to be readmitted. Various protocols to increase the ambulatory follow-up rates such as outreach calls and letters were unsuccessful. Therefore, we determined that a follow-up in-home visit would be warranted. The Transitional Care Program included the following components:

•	In-home after-care appointment scheduled while the member is still hospitalized.
•	Home visit occurs within seven (7) days of discharge
•	Home visit therapist evaluates the member’s current status, outpatient aftercare plan, and ensures that all the roadblocks are eliminated.

All targeted high-risk members (those with multiple readmissions, multiple family members admitted to the hospital simultaneously or in close proximity to each other, or members physically or environmentally unable to access and engage in traditional outpatient treatment) were enrolled in the more intensive Home Intervention Program, where they were provided in-home mental health therapeutic services until they could be transitioned to the community providers. In Illinois, most of the readmissions were from members with three or more admits in one year. None of these members had outpatient follow-up. Based on literature, staff perception and member surveys, it was determined that more intensive follow-up and in-home mental health therapeutic services were appropriate for these identified members at risk.

The Home Intervention program, (HIP) is an alternative outpatient modality which provides outreach, assessment and therapy in the member’s home rather than the traditional office setting. The goals are to reach and engage members to solve the core problems which are embedded in the family system, decrease the barriers to care, facilitate continuity of care and decrease relapse. The program includes the following components:
•	In-home transitional after-care appointment scheduled while the member is still hospitalized.
•	Home visit occurs within seven (7) days of discharge
•
Home intervention therapist evaluates the member’s current status, outpatient aftercare plan, impediments to following through with treatment and possible solutions to those problem areas, and completes the Home Intervention Checklist Assessment form. A plan for weekly home therapy is established.

•
The therapist confers with other professionals during monthly staffings and as needed. The goal is to establish linkages of these members to appropriate aftercare services when the member is able to follow-through.

The outcomes are as follows:
•	Behavioral health admission rates decreased an average of 2.5 admits, a reduction of 86%, following the implementation of the home-based services.
•	Each age group from the study showed a similar reduction in readmission rates
•	Participants who received four or more home sessions had, on average, a 22% lower readmission rate than those participants who received fewer than four home sessions.
•	A majority of the participants (65%) were not re-hospitalized after receiving the HIP services.

The second example of WellCare’s organizational competence in Mental Health is demonstrated in a project in Florida to improve compliance for adults with anti-depressant medication management. This was a project for the Florida HealthEase and Staywell populations due to the prevalence of this diagnosis and the increased identification and treatment of depression by Primary Care Providers (PCPs).

The preliminary findings for HealthEase (as an example) were as follows:
•	The members with three or more outpatient follow-up visits increased from 10.8% to 26%.
•	The members who had filled a sufficient number of separate prescriptions /refills of anti-depressants to provide continuous treatment for three months dercreased from 46.9% to 41%
•	The members who had filled a sufficient number of separate prescriptions /refills of anti-depressants to provide continuous treatment for six months stayed about the same at 23%.
As a result, additional interventions are underway, including the following:
•	CME educational sessions on depression
•	Letters issued to members encouraging them to call for an appointment
•
FAX alerts issued to notify PCPs when claims data identify a member newly diagnosed with depression and/or placed on an anti-depressant. The alerts include the depression management guidelines being monitored

•	Article on depression in the Provider newsletter
•	Depression screening component added to the standard disease management programs to identify members who may require behavioral health screening and follow-up
•
Developed web site for PCPs that features guidelines for identifying and treating depression in adults, with screening tools, treatment algorithms, referral guidelines and pharmacological recommendations

10)	Partnering with stakeholders for delivery of care

Harmony Health Plan is active in the development and implementation of health education, safety and wellness programs that are offered totally free of charge. These programs are designed to raise the health and safety consciousness of the individuals and families associated with businesses and organizations throughout the community and to improve the delivery of care throughout our provider community. Our goal is to teach preventative health care and safety practices that can make a real difference in the lives of families.

Some of the programs we have implemented over the years are as follows:

For Keeps Safety Program
Keeping children safe is the toughest task parents must face in the process of raising a family. Child abductions, in particular, are now an unfortunate reality in towns and cities across the country.

In an effort to help families become more aware of child safety practices, Harmony Health Plan has partnered with various police and fire departments to present “For Keeps.” This educational and informative safety program is designed to teach precautionary safety measures to parents and kids alike. “For Keeps” Safety Seminars take place in the various communities Harmony serves.

At the seminars, interactive sessions begin with an instructional video where families learn how to recognize the danger signs and thwart attacks. Following the video, workshops are conducted to teach and demonstrate safety techniques. Families also gain life-saving information on other safety issues such as fire prevention and poison control.

“For Keeps” is a positive way to bring families together to help improve the community through increased awareness of children’s safety.

Reach Our Goals (Immunization Provider Education)
Harmony Health Plan, through a partnership with the American Academy of Pediatrics, facilitated and co-sponsored this program aimed at developing knowledge, skills and professional performance in the area of immunizations. The program, funded by an AAP grant, focused on assisting pediatricians and family practitioners to identify opportunities to improve immunization and EPSDT levels. Harmony hosted this interactive program, free of charge for participants, and encouraged Harmony providers to attend.

Back to School Immunizations and Physicals
Harmony Health Plan has partnered with Chicago Public Schools, local aldermen and state legislators to improve the accessibility of back-to-school immunizations and physicals in the communities we serve. By providing doctors and nurses to administer free physicals and immunizations at numerous community events, over 2,000 school children have received these important services.

Christian Activity Center (CAC)
Harmony continues to partner with the Christian Activity Center to promote healthy lifestyles and self esteem among the youth residing in the Gomphers homes of East St. Louis.

The Christian Activity Center provides a secure, supportive environment for children and youth of East St. Louis communities. Harmony participates in the “Sponsor a Child Society” which supports the costs of one child’s care for one year and other on-going programs and community outreach/education activities. Through these partnerships, the youth in this community receive invaluable support in education, sports, home/life studies, self esteem, and vocational training. The CAC positively impacts the lives of the most neglected youth in our community. Through their mission, they promote healthy lifestyles and impact healthcare awareness and decision making for the next generation.

Harmony Health Plan also partners with many reputable organizations through the presentation of wellness seminars, designed to raise the health consciousness of individuals and families who live and work in various communities.

11)	Reduction of racial and ethnic health care disparities to improve health status

The National Healthcare disparities report (NHDR) developed for the U.S. Department of Health and Human Services, July 2003, notes that “many racial and ethnic minorities and persons of lower socioeconomic position are less likely to receive screening and treatment for cardiac risk factors.” The combination of lower screening rates, for risk factors such as cholesterol, and effective treatment options, if risk factors are identified early, lend themselves to quality improvement opportunities that can potentially reduce heart disease disparities among populations at risk. Heart disease risk can be modified through early detection of risk factors, life style changes, and medications when appropriate.

The NHDR reported that Hispanics, American Indians, and Alaskan Natives are less likely to have their cholesterol checked than other racial and ethnic groups in the United States. The National Center for health Statistics, national health Interview survey, 1998, indicated while 68% of non-Hispanic whites had their blood cholesterol checked within the preceding 5 years, and 67% of non-Hispanic African-Americans, the screening percentage was only 59% for Hispanics. The National Health and Nutrition Examination Surveys (1999-2000) and the National Health Interview Survey (1997 and 2001) indicated that while cholesterol screening, awareness of dyslipidemias, and overall treatment rates were higher in white non-Hispanics versus Hispanics, once in a treatment program, a greater percentage of Hispanic patients attained their LDL treatment goal than non-Hispanic whites, 79% versus 55%.

While disparities in health care for minority populations can be linked to levels of income and education, limited English proficiency (LEP) and cultural differences are important sources of barriers. The 2000 census found that close to half of people age 5 and over who speak a foreign language have difficulty communicating in English. The NHDR indicates that “these variables are reflected in the markedly higher proportions of Asian and Hispanic respondents who showed difficulty communicating at their last health visit.”

The State of Florida Medicaid program, mirroring the general Florida population, has a significant percentage of Hispanic members. This is also reflected in the WellCare Florida Medicaid membership. WellCare therefore developed a standard method for identification of Spanish speaking members and measured their rate of cholesterol screening vs. the non-Spanish speaking population and developed interventions to modify identified disparities related to barriers such as limited English proficiency. Baseline data showed that only 50% of members aged 35 and older (males) and 45 and older (females) were receiving preventive cholesterol testing. The measurement identified that there was a lack of education of providers and members of the need for cholesterol testing at the appropriate ages, lack of Spanish material available for members and a need to better identify members whose primary language is not English. Interventions were implemented targeted at Spanish speaking members who had not had a cholesterol screening test in the past 5 years. Members were mailed a letter in Spanish educating them about the need for cholesterol testing and were also called to educate them about the need for cholesterol screening. In addition, members receive periodicity letters on their birthdays with age-appropriate preventive health screening tests that are due. Re-measurement, analysis and evaluation occurs on a quarterly basis with additional interventions recommended as appropriate.

WellCare translates all member materials into Spanish and other languages as needed. In addition, WellCare has a Spanish queue line for members and also utilizes the services of the AT&T language line to ensure that we are providing culturally appropriate education and communication with our members.

12)	Complaints, Grievances, and Appeals

In 2003 WellCare instituted a performance improvement project to improve efficiencies in the Appeals and Grievance department. The goal of the project was to mitigate the driving factors to allow for large increases in membership without realizing large increases in submissions.

The drivers and the barriers that were affecting the numbers were:
•	Providers were not obtaining prior authorization for services that required authorization.
•	The provider manual had not been updated with authorization requirements timely and in-services had not been provided to hospitals.
•	Member Services had misinformed providers on what services required authorization. Member Services had not been kept up-to-date on Health Services authorization requirements.
•	There was a lack of formalized feedback to the department heads of the Company on what was causing complaints, grievances, and appeals.

Once these were identified, the following interventions were put into place:
•	Provided current monthly trended report, for 2002 and 2003, to departments that do denials on any errors, misinformation, or miscommunication caused by their department.
•	Provided complaint, appeal, and grievance data to providers on cases that involve them for use by the NIP team.
•
Developed and implemented the new Customer Service Quality Improvement Workgroup that met monthly to resolve complaint, grievance, and appeal issues and to identify process improvements within the Company.

•	Reduced the amount of appeals submitted for no prior authorization denials.
•	In-services were provided to hospital admission staff at hospitals that were identified as frequent appellants for not getting authorization.
•	The provider manual was updated with authorization requirements.

Through these interventions, the following results were realized:

Case Type	2002 Average/Month	2003 Average/Month
Grievance	28	29
Provider appeal	623	816
Member appeal	66	52
No prior authorization	693	692

Analysis:
The interventions put into place resulted in a 1 case/month increase in grievances, 193 cases/month increase in Provider appeals, 14 cases/month decrease in Member appeals, and 1 case/month decrease in no prior authorization appeals. Statistically, there was a decrease in all case types when compared to membership, which was at approximately 375,000 members at the end of 2002 and ended at approximately 475,000 members by year end 2003 or an approximate 25% increase.

Improvements:
•	Grievances increased by 1 case/mo with an overall membership increase of 25%
•
Provider appeals increased from 623 to 816 cases/mo with an overall membership increase of 25%. Of note is that the monthly number had decreased to 642 by December 2003. The higher average was caused by higher monthly averages in the 3rd quarter.

•	Member appeals decreased from 66 to 52 cases/mo.
•
No prior authorization appeals decreased from 693 to 692/month with an overall 25% increase in membership. Of note is that the monthly number had decreased to 557 by year-end after a decreasing trend realized during the last 6 months of the year.

13)	Denials

WellCare Health Plans, Inc, including Harmony Health Plans, has experience with state mandated requirements for Service Authorization Decisions and Adverse Determinations (denials) in seven (7) states. WellCare has a well structured Utilization Management program that facilitates utilization decisions affecting the member’s health care services in a fair, impartial and consistent manner.

All states require compliance with their state Medicaid contract regarding service authorization decisions and adverse determinations and most require compliance with the Code of Federal Regulations Title 42 Part 438.210. WellCare has had no deficiencies noted in their 2005 State of Florida audit or their January 2006 New York State and City audit. Our over all denial rate for Florida has been less then 2%, which is an appropriate benchmark range for the Florida market.

To assure that utilization management decisions rendered are fair and consistent, it is essential that medical review criteria is objective and based on sound medical evidence, and that appropriate health care professionals are involved in the development, adoption and updating of the utilization medical review criteria.

WellCare utilizes the following evidence based criteria:
•	InterQual criteria
•	Hayes Medical Technology
•	State Medicaid Provider Handbooks
•	State and Federal, Laws, Statutes, and Regulations
•	Medicaid fee-for-service criteria

WellCare also takes individual circumstances and the local delivery system into account when making a medical appropriate decision on health care services.

The medical review criteria stated above is updated and approved at least annually by the Medical Director, Medical Advisory Committee and Quality Improvement Committee where practitioners with professional knowledge or clinical expertise in the area being reviewed have an opportunity to give advice or comment on development or adoption of Utilization Management criteria and on instructions for applying the criteria.

Wellcare refers all provider initiated requests for health care services to the Health Services Department for processing.
•	Referral Coordinators (non clinical staff) will process requests that do not require application of review criteria.
•	Review Nurses (clinical staff) will process all requests requiring the application of review criteria, non-participating provider requests and retrospective requests.

Any decision to deny a service authorization request or to authorize a service in an amount, duration, or scope that is less than requested will be made by a health care professional (Medical Director or designee) who has experience or expertise comparable to the provider requesting the authorization. Compensation to individuals or entities that conduct utilization management activities is not structured so as to provide incentives for the individual or entity to deny, limit, or discontinue medically necessary services to any member.

WellCare utilizes each state specific definition of medical necessity to determine medical necessity denials.

WellCare adheres to the State specific timeframes in making service authorization decisions and adverse determinations. Florida timeframes, as example are:
•	Standard authorization decisions are made as expeditiously as the members health condition requires but within fourteen 1(4) calendar days
•	Expedited authorization decisions are made as expeditiously as the members health condition requires but no later then 3 working days from receipt of request
•
The standard and expedited decision timeframes may be extended by up to fourteen (14) calendar days if the member or provider requests the extension or if WellCare justifies a need for additional information and how the extension is in the member’s interest.

Wellcare must notify the requesting provider and member of any decision to deny a service authorization request or to authorize a service in an amount, duration, or scope that is less than requested. In the event of an adverse determination (denial), the Health Service Associate notifies the member in writing and also provides written or oral notice to the provider. The notice will meet the requirements of the State specific Medicaid contract.

The denial notice must explain:
a. The action the Company has taken or intends to take
b. The reasons for the action
c. The member’s or the provider’s right to file an appeal.
d. The member’s right to request a State fair hearing
e. Procedures for exercising member rights to appeal or request a State fair hearing
f. That the member may represent himself or use legal counsel, a friend, a relative, or other spokes person.
g. Must explain the specific regulations that support or the change in Federal or State l law that requires the action.
h. The member’s right to request a state agency hearing, or in cases of an action based on change in law, the circumstances under which a hearing will be granted.
i. The circumstances under which expedited resolution is available.
j. The member’s right to have benefits continued pending resolution of the appeal, how to request that benefits be continued, and the circumstances under which the member may be required to pay the costs of these services.

The written notification to the providers also includes the Utilization Management Department’s contact information to allow providers the opportunity to discuss the adverse determination decision.

There are times when service requests will be denied either administratively or due to medical necessity. The Utilization Management Program structure ensures fair and consistent application of criteria and allows members and providers the ability to exercise their appeal rights. To ensure this process continues to comply with State specific Medicaid contracts, the process is reviewed and updated annually or upon State contract renewal. Consistency of application of criteria for Health Services Associates is reviewed at least quarterly following C7UM 05 MD 1.5 Interrator Reliability policy and procedure and the Medical Directors are reviewed annually. In 2005 the overall interrator reliability compliance was 95% for the Health Services Associates and 98& for the Medical Directors.

14)	Access

Monitoring and measuring network access is an essential component in ensuring member and provider satisfaction. Provider Relations (PR) representatives provide an in-service to providers upon contracting with the Plan and as needed thereafter. During the in-service, they review the importance of access and availability to Plan members:
•	Primary Care Physicians (PCPs) should be available to members:
•	24 hours a day and 7 days a week;
•	within 60 minutes of the appointment time;
•	after hours with the option to speak to a clinical person for triage with option to page the physician.
•	Panels should typically have no less than 50 members and should remain open until they have a full panel (established at the time of contracting).
WellCare monitors network adequacy in several ways. Complaints received by our internal departments (i.e. Customer Service, Appeals & Grievance, etc.) related to access and availability of providers are documented in Peradigm, the main provider/member data system. Complaints in need of follow up and feedback are submitted to Provider Relations for outreach to the respective provider. The representative either contacts the provider office by telephone, or visits the office in person depending on the complaint and need. Trends are monitored by top complaints as well as providers receiving a complaint 3 or more times in a 6 month period. When a trend is identified, Provider Relations shares the information with the provider office and discusses specific actions the provider can accomplish to meet compliance. If the provider is not receptive or willing to resolve the complaint, provider termination may be considered.

Phone audits are also used to measure compliance and results of network access. WellCare surveys a sampling of the PCP network annually during regular hours as well as after hours to monitor compliance. The sample group is randomly selected. Once the group is surveyed, they are excluded from the list, and the list is rotated each year to assure that all providers are surveyed over time. The 2005 survey results reflected marked improvements between the first round of survey calls and the second. Connecticut specifically improved 98.7% on After-Hours Access surveys and 95.5% on Appointment Availability surveys. Results of the survey are sent out to the Provider Relations team in the respective market for review and education of associates, corrective action letters are then mailed to providers for notification and response. Offices that are under corrective action are resurveyed 30 days after the notice is received. Should the office still remain non-compliant, a second notification is sent out by the Regional Medical Director for follow up and response. If the provider is not receptive or willing to become compliant, provider termination may be considered.

GEO Access reports are developed to monitor network adequacy and accessibility of experienced providers to serve Plan members, including those with special health care needs. PCPs, Specialists (top ten by claim volume), Ancillaries (top five by claim volume) and hospitals are all monitored. Deficiencies are documented and reported to internal departments (external as necessary) and specific actions are coordinated by PR. PR partners with Case Management to identify providers for members with special health care needs and ensure providers have the tools to communicate effectively with Case Management when members are identified.

Results and analysis of complaints received by our internal departments, phone audits and GEO Access reports are presented to the Medical Advisory Committee (MAC) and reported up through the Quality Improvement Committee (QIC). Trends are monitored by our Compliance department within Operations and shared with Provider Relations and other key internal departments.

b.
The offeror should provide a description of focus studies performed, quality improvement projects, and any improvements the offeror has implemented and their outcomes. Such outcomes should include cost savings realized, process efficiencies, and improvements to member health status. Such descriptions should address such activities since 1998. The offeror should address how issues and root causes were identified, and what was changed.

As part of the ongoing Quality Improvement Program, WellCare conducts performance improvement projects in both clinical and administrative areas. As WellCare exclusively enrolls Medicaid, Medicare, and SCHIP beneficiaries, our current population is similar to the Missouri Medicaid population. During 2004, WellCare conducted projects aimed at improving asthma medication management, improving compliance with anti-depressant medication management, and improving timeliness of prenatal care and postpartum care. Below we detail the asthma medication management project as an example of WellCare’s data-driven performance improvement activities.

Asthma is the most common chronic disease in children and the sixth most common chronic condition overall in the U.S. The prevalence of asthma in our Florida Medicaid plan (Staywell) population is 2.98%. Asthma was the seventh costliest health service, excluding pregnancy and neonatal, for all lines of business in 2002. In 2001 asthma was the fourth most common diagnosis necessitating an office visit, the tenth most common admitting diagnosis for inpatient, and the tenth most common diagnosis for emergency room utilization. In 2002 asthma was the sixth most common admitting diagnosis, excluding pregnancy, for all lines of business.

WellCare measures compliance with asthma medication management monthly, quarterly and annually according to the NCQA HEDIS specifications, with analysis and reporting to our QI Interventions Workgroup, Medical Advisory Committee and Quality Improvement Committee. The quantifiable measures in our improvement program continue to be for the following cohorts: members age 5-9, 10-17, 18-56 and the complete group of members age 5-56 years, all of whom were continuously enrolled during the measurement year and the year prior to the measurement year, and who had a diagnosis of persistent asthma and who had at least one dispensed prescription for inhaled corticosteroids, nedocromil, cromolyn sodium, leukotriene modifiers or methylxanthines in the measurement year.

The analysis of 2003 data showed that the baseline measures for asthma medication management continue to demonstrate need for improvement in asthma medication management in the persistent asthma population. The results of the study were presented to the Quality Improvement Interventions workgroup to discuss barriers and root cause analysis, and to the Medical Advisory Committee and Quality Improvement Committee. The interventions taken to improve asthma medication management include obtaining community physician input into interventions, analyzing additional data to identify barriers to medical compliance with asthma control medications, revising the clinical practice guidelines for asthma and distributing these to providers, provide Continuing Medical Education seminars on Management of Asthma for providers, sending physicians fax alerts about ER visits, inpatient stays, and pharmacy usage for asthmatic patients, and expanding the disease management program to provide outreach to all members regarding asthma medication management through letter and/or telephonic outreach. Upon re-measurement of these data WellCare found that rates of compliance for asthma medication management from 2003 to 2004 have risen by 7.3% and have achieved the National 90th percentile NCQA Quality Compass benchmark.

Although improvement opportunities continue to exist WellCare believes their comprehensive approach of asthma management through the disease management programs has attributed to the improved rates of compliance. As described in the above section, WellCare will provide Asthma disease management to members with asthma in the Missouri population.

WellCare conducts numerous focused studies. A recent study was conducted for Improving the Rate of Mammography Screening. WellCare identified Mammography rates that were below the state average and below the benchmark of our competitors. Utilizing our CRMS software and identifying the members who were non-compliant for their mammography, WellCare conducted outreach to the members via a mailing which included a mammography voucher and an incentive to receive their mammography testing. Any member who received a mammogram received an Over-the-Counter voucher for $10 to purchase OTC products. In addition, outreach was conducted to providers of these members. Any provider whose member had a Mammography performed who could send us the medical record documentation was paid $20/record and or claim that was obtained for that member. The results were that Mammography screening rates for the Medicaid population increased from 44% to 53%.

We expect to implement similar programs for our Missouri members. Performance measures to evaluate the effectiveness of the actions within new studies will be comparing the level of compliance with the HEDIS guidelines and a measurement following a repeat study after education of the practitioner and member has occurred.

A quality improvement activity was initiated in 2003 to improve Customer Service call quality. A standardized audit tool is used to evaluate each Customer Service representatives’ calls twice per week. For the project, we evaluated the number of quality audit points earned by the Customer Service representatives on all Call Quality Audits against the total number of quality audit points available.

For the baseline measurement, the Customer Service representatives achieved an overall score of 76%. This was below WellCare’s goal for call quality audits. The Quality Auditors identified that the Customer Service Representatives perceived that speed of answer was more important than quality. In response to this perception, the Customer Service area developed a standardized Call Monitoring Form. The form is used by Supervisors and Process Auditors when monitoring calls for each Customer Service representative at least twice weekly. They evaluated the greeting, verification of caller demographics, the representative’s listening skills and attitude, the representatives ability to address the caller’s issues and concerns, the quality of the representative’s work, escalation of issues requiring supervisory intervention as well as the representative’s flow, accent, and tone. This monitoring and evaluation process served as a tangible reminder for representatives that speed is not the sole criterion for success.

During the first measurement period, the overall quality score for Customer Service representatives increased 13 percentage points, from 76% to 89%. The Customer Service area identified that many of the quality issues were attributed to other departments outside of Customer Service. To address this barrier and facilitate interdepartmental communication, the Customer Service department implemented the Customer Service Quality Improvement Workgroup (CSQIW). The CSQIW, which is led by the Director of Customer Service, is responsible for identifying quality issues and implementing corrective action. The CSQIW is comprised of representatives from Appeals and Grievance, Quality Improvement, Provider Relations and Operations. In addition to communication barriers, the Customer Service Department also identified that the overall call quality scores were also attributed to the lack of robust and comprehensive Customer Service training for new and existing representatives. In response, WellCare developed and implemented an improved version of new hire training for Customer Service representatives.

During the second measurement period, the overall quality score for Customer Service representatives improved by one percentage point from the previous measurement period, and increased 14 percentage points (76% to 90%) over the baseline measurement of 76%. The Customer Service Process Auditors found that interventions from the audit team were less effective than interventions from direct supervisors. In response to this finding, the Customer Service Supervisors began providing direct coaching and feedback sessions with employees. In addition, the Audit/Customer Service Leadership team identified a lack of uniformity and consistency in auditing Customer Service calls. To correct this, the Audit/Customer Service Leadership teams began meeting on a regular basis to look at quality improvement and to enhance uniformity in auditing the call quality. The Audit/Customer Service Leadership teams now meet on a regular basis.

The auditing, coaching, and instruction have resulted in significant improvement in the service quality, and will remain an ongoing part of managing the Customer Service Call Center. In addition, we expanded our Customer Service training program to include handling of appeals and grievances, HIPAA, and enrollment card history.

During the third measurement period, the overall quality score for Customer Service representatives improved five percentage points from the previous measurement period, 90% to 95%, and improved 19 percentage points (76% to 95%) when compared to the baseline measurement. In the 4th quarter of 2003, part-time Customer Service representatives were hired to cover peak times, defined as, Mondays and Tuesdays. The addition of the part-time staff coupled with the other quality-related improvements that were implemented over the past year has resulted in an overall compliance score of 95%.

4.7.2	Proposed Method of Performance -

a.
The offeror’s proposed Quality Improvement Programs shall be subjectively evaluated. Therefore, the offeror should address the Quality Improvement Programs proposed to be implemented during the term of the contract. The offeror should address how the proposed Quality Improvement Programs will expand the quality improvement services beyond what the offeror is currently providing (as addressed in response to item 4.7.1 a. and b.) and the difference between the offeror’s current programs and the proposed programs. The offeror should also indicate how the proposed Quality Improvement Program will improve the health care status of the Missouri Medicaid population. The offeror should address the rationale for selecting the particular programs including the identification of particular health care problems and issues within the Missouri Medicaid population that each program will address and the underlying cause(s) of such problems and issues. The proposed Quality Improvement programs may include, but is not necessarily, limited to the following:

1)	New innovative programs and processes.
2)	New contracts and/or partnerships being established to enhance the delivery of health care such as contracts/partnerships with school districts.
3)	The continuation, expansion, and/or increase of the current quality improvement programs as listed in response to 4.7.1 a. and b.

WellCare Health Plans is dedicated to enhancing our members’ health and quality of life; partnering with providers and government clients to deliver quality, cost-effective health care solutions; and creating a rewarding and enriching environment for our associates. We believe in providing optimum health care services to our valued members, which will allow a balanced relationship between the members, health care providers, and the health plan. Our objective is to furnish an effective preventive health care program to members, while maintaining the highest levels of quality care.

The purpose of the Quality Improvement Program (QIP) is to establish a systematic process of quality improvement that will ensure a comprehensive, integrated plan-wide system to assess and improve the quality of clinical care and services provided to WellCare members in all lines of business. The Quality Improvement Program description, with details of our quality assessment and performance improvement approach, is attached in Appendix Binder, Tab #6.

WellCare’s ongoing quality assessment and performance improvement approach provides for the monitoring, analysis, evaluation, and improvement of the delivery, quality, and appropriateness of health care furnished to all members in compliance with good clinical practice and federal Medicaid regulations. The program is governed by the written QIP description and related policies and procedures. The QIP addresses the key areas of access, availability, utilization, quality of care, clinical competence, credentialing, appeals and grievances, member satisfaction, provider satisfaction, and administrative services. The QIP spans all product lines, demographic groups, care settings, and types of services. To ensure that the QIP capitalizes on the most recent research and data, the Quality Improvement Program Description and Workplan, which determine the annual program structure and activities, are formally evaluated and updated each year.

Oversight and involvement in the QIP occurs at all levels. At the corporate level this occurs through the work of the Board of Directors and the Chief Executive and Medical Officers. At the operational level, the Director of Corporate Quality Improvement is accountable for the operation of all quality assessment and improvement services, functions, and procedures.

The WellCare Missouri Medical Director is the plan-level executive who is delegated the authority to develop, implement and evaluate the quality improvement program's monitoring activities and improvement actions. The Medical Director has overall accountability for the integration, coordination and execution of the QIP activities.

The WellCare Missouri Director of Quality Improvement will integrate and coordinate the overall quality improvement operations of the health plan, with the support and guidance of the Medical Director, Director of Corporate Quality Improvement, Medical Advisory Committee, Quality Improvement Committee, Chief Executive Officer and Board of Directors. The WellCare Missouri Director of Quality Improvement will manage the ongoing quality improvement activities specific to the program and ensure that WellCare meets program requirements.

In addition, Registered Nurses within the Quality Improvement Department work with personnel in each clinical and administrative department to identify problems related to the quality of care for all covered professional services; prioritize problem areas for resolution and design strategies for change; implement improvement activities; and measure the success of those interventions.

The primary committee responsible for promoting WellCare’s quality assurance and performance improvement goals and objectives is the Quality Improvement Committee (QIC). All senior executives are members of this committee, which meets monthly. In addition to the QIC, WellCare manages and monitors quality improvement activities through a variety of committees and workgroups. Standing committees include: Medical Advisory; Credentialing; Delegation Oversight; Level I and Level II Appeals and Grievance; and Pharmacy and Therapeutics. Additionally, the following work groups provide important QIP monitoring functions: Quality Improvement Interventions; Customer Service Quality Improvement; and Utilization Management Review. These committees and workgroups will be Missouri-specific and operate on a statewide basis. Details on the membership, responsibilities, meeting frequency, and reporting relationships for each committee are provided in WellCare’s Quality Improvement Program Description.

As one of the country’s largest Medicaid, Medicare, and SCHIP managed care plans, WellCare works closely with public sector purchasers to monitor the quality of care provided to program beneficiaries. We understand that the State of Missouri, Department of Social Services, Division of Medical Services is delegating much of the responsibility for the quality of care provided to MC+ enrollees to the contracted are management organizations. Therefore, as a Managed Care contractor to the State, WellCare will not only conduct its internal processes for quality assessment and performance improvement, but document these processes and their outcomes to DSS for oversight of the plan and reporting to the State’s other stakeholders.

WellCare uses a software system called CareEnhance Resource Management Software (CRMS), produced by McKesson. All data is entered into the CRMS system electronically. This software is NCQA-certified for HEDIS data reporting and used to generate HEDIS reports on a monthly, quarterly and annual basis.

The CareEnhance Resource Management Software (CRMS) allows WellCare to generate HEDIS reports on a monthly, quarterly and annual basis, providing robust data for ongoing quality improvement at the provider and plan level much more frequently than comparable systems which generally only allow annual HEDIS reporting.

PCPs will be profiled, as well as certain high-volume specialists such as OB/GYNs. The performance measures included in the profile reports will include HEDIS measures relevant to primary care such as child health check-ups, adolescent immunization rates, asthma medication management, diabetes management, chlamydia screening, and cervical cancer screening. OB/GYN reports will include analysis of prenatal and postnatal care. Reports will be produced quarterly and show utilization rates on a per 1,000 member basis, with comparisons to the PCP’s membership roster and the overall plan membership. In addition to sharing this quarterly report with providers, PCPs will be provided with monthly reports indicating which patients are not in compliance with preventive care scheduling guidelines.

On an annual basis as part of routine quality improvement planning, WellCare will analyze the population characteristics and utilization of the MC+ membership to determine whether additional measures should be added to the list of profile measures, or whether it is appropriate to distribute provider profile reports to additional provider types.

If a provider appears to consistently fall below plan standards for performance, our approach for improvement will involve education and then corrective action second. Provider Relations may perform a one-to-one education of physicians/providers based upon issues they identify with a specific provider. If a provider is identified as having a significant quality deficiency, provider services representatives or other plan staff will work with the provider to develop a Corrective Action Plan (CAP), which the provider must sign. Improvement per the CAP will be monitored and the plan will provide assistance to providers to help improve any deficient areas before the scheduled re-audit.

Providers are actively involved in ongoing quality improvement activities and participate on QIP committees that oversee provider and plan performance. Compliance with the established standards is measured, and the results of this measurement are profiled. The resulting information is used in the identification of opportunities for improvement in the quality of health care and other services, and the development of program initiatives. Providers may be educated by the Medical Director or by provider services representatives, who are able to provide training on specific ways PCPs can improve performance in areas of importance to their members.

WellCare is continually working toward improving Quality Improvement efforts to ensure members are receiving quality care from our providers. One of WellCare’s new innovative approaches to improving compliance with the quality of EPSDT screenings will be the addition of access to our tracking of screenings to the Provider Web Site. This approach allows providers real time access to data on the latest EPSDT visit obtained, immunizations, lead tests, TB testing, dental screens, vision and hearing testing and referrals. This approach will lead to not only an improvement in the visits being performed but help to ensure the visit is appropriate for the member who may be missing important preventive health screens, enabling the provider to identify and ameliorate defects and ensure children receive appropriate referrals and follow-up.

As a leading provider dedicated to offering comprehensive government-sponsored health plans across the country WellCare Health Plans continues to demonstrate our commitment to delivering high-quality, cost effective health care to the members we serve. As we continually improve our programs, WellCare is committed to continuing the Quality Improvement Program as outlined above and is dedicated to ensuring positive outcomes for the Missouri Medicaid members.

Harmony Health Plan recognizes the strong influence our physician partners, community agencies and local advocacy groups have which positively impact health outcomes of the unique populations they serve. The important services provided by these community influencers greatly enhance Harmony’s effectiveness in achieving meaningful healthcare outcomes. With this in mind, Harmony has identified several partnership opportunities which will be fully drafted, executed and launched upon contract award and over the ensuing contract period.

Cultural Competency
Harmony believes that a key component of successful health care delivery is the concept of a “Medical Home” for each member. The medical home represents a one stop repository for each member’s health records, and ensures that the primary care provider is truly managing and overseeing all aspects of the member’s health and well-being. The medical home model is successful through trust, confidence and compliance from the member which is engendered by the Plan and primary care provider through an environment of respect and awareness of cultural sensitivities.

A key component to Harmony’s network development plan for Missouri is the promotion of cultural competency in the provider network. St. Louis city and the outlying nine counties consist of extremely diverse populations (i.e. urban vs rural; racial; rapidly growing Hispanic population) each representing a unique set of sensitivities potentially resulting in barriers to care. It is one of Harmony’s priorities to contract with providers that are able to address the unique cultural, racial and linguistic needs of the MC+ population.

As an initial effort to gauge the cultural competency of Harmony’s provider network, all provider applicants will be asked to provide information concerning their cultural competencies. Information requested will include language(s) spoken in a clinic setting, ethnic distribution of their current patients, and availability of health care materials in languages other than English.

On the basis of this information, priorities for dealing with nontraditional treatment methods and cultural differences will be identified and a program to support providers in enhancing cultural competence will be implemented. Harmony will develop informational materials for providers outlining various member cultural beliefs or otherwise that may influence care.

The goal of this program will be to reduce the barriers to care resulting from cultural insensitiveness. We plan to attain this goal through increased levels of awareness achieved by collaborative education training among the Plan, providers and community influencers.

Hispanic Initiative
Harmony has identified a growing need to better understand and communicate with the minority population experiencing the largest growth in the United States - the Hispanic population. Effective assimilation of Hispanic Medicaid patients into the MC+ managed care population will require a focused effort to educate and communicate with members of this population in a way that they view as adding value to issues and matters of interest to them. As we have come to understand, barriers to trust are high with this group due to fear of government reprisal. Therefore, establishing their ability to trust Harmony and our provider partners would be an important key to the success of this initiative.

The growth of Hispanic populations in the United States has led to increasing knowledge of Hispanic buying patterns, including sources of information they rely upon to make purchase decisions. For example, a recent study measuring level of effectiveness of different methods of contact used by the State of Colorado to reach under-insured and non-insured Hispanics concluded a wide range of effectiveness for commonly used methods. Harmony and has identified a provider partner with whom we would employ these successful methods to promote trust and effective health care decision making within the Missouri populations.

Student Nursing Initiative
This new Harmony initiative is being developed to improve the understanding of managed care programs among student nurse practitioners in the St. Louis region. Harmony’s goal is to bring awareness to nursing students regarding the benefits of managed care programs with specific focus on eliminating common misconceptions concerning managed care within the medical community and identifying the myriad of positive impact/evidence resulting from effectively managing patient care (sighting specific examples/case studies involving Harmony/WellCare. Areas of focus would include:

•	Clearly defining managed care
•	Benefits to members
•	Benefits to providers
•	Case studies/Outcomes
•	Cost effectiveness of patient care management
•	Government oversight of programs

Student participants will be provided an opportunity to gain experience with local participating providers. The benefits of this element of the program are twofold. First, the student will gain invaluable experience working within a provider office and providing a community service to that provider; and secondly, assisting the local provider with additional short term assistance by a student nurse.

The benefit of this program will be to improve the understanding of the MC+ managed care program, as well as promote a better understanding of Harmony and what it can offer to the community, providers and its members.

We believe the above programs will improve healthcare outcomes in the Missouri MC+ program. Over the course of the contract, Harmony’s community outreach coordinator will be responsible for identifying opportunities for partnerships with community agencies/groups, which will be essential in meeting the needs of the membership and in removing barriers to care. Involving community-based services in the total plan of care allows Harmony to address the social impairments the member may be experiencing. The services that are sought and have been provided in the past include but are not limited to advocacy and/or community-based groups that provide:

•	Shelter/housing
•	Financial assistance
•	School supplies
•	Peer counseling
•	Meals on wheels
•	Protective services
•	Special Needs Camps (i.e. Asthma Camp)

Harmony will continue to focus on partnerships that are critical to the Missouri MC+ population such as prenatal care coordinators, local health departments, Smoking Cessation Programs, Lead Abatement programs and the local Public School systems.

b.	Economic Impact to Missouri:

1)	The offeror should provide a description of the proposed services that will be performed and/or the proposed products that will be provided by Missourians and/or Missouri products.

Harmony has already contracted with many Missourians to ensure it will have a robust network. At the time this is being written, Harmony has singed letter-of-intent’s with 400 Missouri-based PCP’s, 21 Missouri hospitals, and 9 Missouri FQHC’s sites. This will ensure that we are not only making good use of the existing Missouri medical infrastructure, but also make certain that Missouri’s MC+ members receive high quality inpatient, outpatient, ER, ambulatory surgery, maternity, pharmacy, etc., medical services.

2)	The offeror should provide a description of the economic impact returned to the State of Missouri through tax revenue obligations.

As outlined in our monthly plan, there will be tax revenue obligations as a result of this increased business. In the first tax revenue stream, it is Harmony's initial estimate that Missouri should recognize $1,301,000 in 2007 and $2,147,000 in 2008. In the second tax revenue stream, Harmony has estimated the amount of provider tax it expects to contribute will be $513,000 in 2006, $2,353,000 in 2007, and $3,540,000 in 2008. The build up for theses estimates is exhibited in section 4.4.3 C.

3)	The offeror should provide a description of the company's economic presence within the State of Missouri, including employee status.

Upon confirmation of a contract for services, we look forward to expanding our presence in Missouri. Our current plan proposes for one (1) new Harmony office to be located in the city of St. Louis. Assuming rates and MER’s are in line with our projections, we anticipate the creation of the following eight (8) new positions:
•	Provider Relations (2)
•	In House Provider Relations Rep (1)
•	Contract Coordinator (1)
•	Administrative Assistant (1)
•	Manager, Community Relations (1)
•	Community Relations (2)

We fully anticipate creating these jobs in 2006 and look forward to staffing them with employees who live in Missouri.

5.	PRICING PAGES

5.1
Instructions for Completing Pricing Page: The offeror shall provide firm, fixed prices for providing all required services for all specified counties within a region pursuant to the requirements of this Request for Proposal. The offeror must choose to include Pharmacy services as a MC+ managed care benefit or choose to exclude Pharmacy services from the MC+ managed care benefit package. The offeror shall provide either a firm, fixed Per Member Per Month (PMPM) Net Capitated Rate for each Category of Aid rate subgroup with Pharmacy services included in the MC+ managed care benefit package or a firm, fixed PMPM Net Capitated Rate for each Category of Aid rate subgroup with Pharmacy services excluded from the MC+ managed care benefit package. All costs associated with providing the required services shall be included in the offeror's quoted rates.

If the offeror is proposing to provide services for the Western region, the offeror must complete Pricing Page 5.2.

If the offeror is proposing to provide services for the Eastern region, the offeror must complete Pricing Page 5.3.

If the offeror is proposing to provide services for the Central region, the offeror must complete Pricing Page 5.4.

5.1.1
Requirements promulgated by the federal government stipulate that the State of Missouri can only contract for services at rates that are actuarially sound. Column 1A on the Pricing Pages lists the State’s Maximum Net Capitation Rate for each Category of Aid rate subgroup with Pharmacy service costs included in the MC+ managed care benefit package. Each rate listed in Column 1A is actuarially sound, compliant with federal regulations, and is the maximum amount that the State will allow. Column 2A on the Pricing Pages lists the State's maximum Net Capitation Rate for each Category of Aid rate subgroup with Pharmacy service costs excluded from the MC+ managed care benefit package. Each rate listed in the Column 2A is actuarially sound, compliant with federal regulations, and is the maximum amount that the State will allow.

5.1.2
To assist the offeror in completion of the Pricing Page, the offeror should use the information provided in Attachment 9. However, the offeror is advised that this information should not be used as the only source of information in making pricing decisions. The offeror is solely responsible for research, preparation, and documentation of the offeror’s proposal including the offeror’s rates as quoted on the Pricing Page.

5.1.3	The offeror must complete either Column 1B or 2B on the Pricing Page by providing a firm, fixed PMPM rate for each Category of Aid rate subgroup.

a.	The offeror’s firm, fixed rates must not include:

1)	Estimates for services which are not the offeror’s responsibility.
2)	Cost of marketing as an administrative expense.
3)	Cost for Pharmacy services, if the offeror chooses to exclude Pharmacy services from the MC+ managed care benefit package.

b.	The offeror’s firm, fixed rates shall be net of Third Party Liability recoveries.

c.
The offeror should calculate medical expenses by specific Category of Aid rate subgroup and make adjustments for administrative, profit, and contingency and risk charges to obtain the proposed Firm Fixed Net Capitation rates.

d.
The offeror’s firm, fixed PMPM Net Capitated Rate for each Category of Aid rate subgroup must not exceed the State’s Maximum Net Capitation Rate listed in Column 1A or 2A. The State shall not consider awarding a contract to an offeror with any quoted rate which exceeds the State’s Maximum Net Capitation Rate list in Column 1A or 2A.

******The Pricing Pages are a separate link in Excel Format that must be downloaded separately from the Division of Purchasing and Materials Management’s Internet web site at: https://www.moolb.mo.gov. There is separate tab in the excel spreadsheet for each region. ******

RFP B3Z06118   Page

EXHIBIT A

MISCELLANEOUS INFORMATION

Organizations for the Blind or Sheltered Workshop
If the offeror qualifies as either a nonprofit organization for the blind or a sheltered workshop, or if the offeror is proposing to include products and/or services manufactured, produced, or assembled by such an organization, the offeror should identify the name of the organization in the space below and should attach all supporting documentation, as referenced elsewhere herein.

Name & Address of Organization for Blind/Sheltered Workshop:	WAC Industries_______________________
_8520 Mackenzie, St. Louis, MO 63123

Outside United States
If any products and/or services offered under this RFP are being manufactured or performed at sites outside the continental United States, the offeror MUST disclose such fact and provide details in the space below or on an attached page.

Are products and/or services being manufactured or performed at sites outside the continental United States?	Yes	____	No	__X__
Describe and provide details:

Employee Bidding/Conflict of Interest
Offerors who are employees of the State of Missouri, a member of the General Assembly or a statewide elected official must comply with Sections 105.450 to 105.458 RSMo regarding conflict of interest. If the offeror and/or any of the owners of the offeror’s organization are currently an employee of the State of Missouri, a member of the General Assembly or a statewide elected official, please provide the following information.

Name of State Employee, General Assembly Member, or Statewide Elected Official:	Non Applicable
In what office/agency are they amployed?	Non Applicable
Employment Title:	Non Applicable
Percentage of ownership interest in offeror's organization:	_____0 ______________%

RFP B3Z06118   Page

RFP B3206118

Page 23

EXHIBIT B

Certification Regarding
Debarment, Suspension, Ineligibility and Voluntary Exclusion
Lower Tier Covered Transactions

This certification is required by the regulations implementing Executive Order 12549, Debarment and Suspension, 29 CFR Part 98 Section 98.510, Participants' responsibilities. The regulations were published as Part VII of the May 26, 1988, Federal Register (pages 19160-19211).

(BEFORE COMPLETING CERTIFICATION, READ INSTRUCTIONS FOR CERTIFICATION)

(1) The prospective recipient of Federal assistance funds certifies, by submission of this proposal, that neither it nor its principals are presently debarred, suspended, proposed for debarment, declared ineligible, or voluntarily excluded from participation in this transaction by any Federal department or agency.

(2) Where the prospective recipient of Federal assistance funds is unable to certify to any of the statements in this certification, such prospective participant shall attach an explanation to this proposal.

Thaddeus Bereday
Senior Vice President &
General Counsel

Name and Title of Authorized Representative

Signature

1/20/06

Date

Instructions for Certification

1. By signing and submitting this proposal, the prospective recipient of Federal assistance funds is providing the certification as set out below.
2. The certification in this clause is a material representation of fact upon which reliance was placed when this transaction was entered into. If it is later determined that the prospective recipient of Federal assistance funds knowingly rendered an erroneous certification, in addition to other remedies available to the Federal Government, the Department of Labor (DOL) may pursue available remedies, including suspension and/or debarment.
3. The prospective recipient of Federal assistance funds shall provide immediate written notice to the person to which this proposal is submitted if at any time the prospective recipient of Federal assistance funds learns that its certification was erroneous when submitted or has become erroneous by reason of changed circumstances.
4. The terms "covered transaction," "debarred," "suspended," "ineligible," "lower tier covered transaction," "participant," "person," "primary covered transaction," "principal," "proposal," and "voluntarily excluded," as used in this clause, have the meanings set out in the Definitions and Coverage sections of rules implementing Executive Order 12549. You may contact the person to which this proposal is submitted for assistance in obtaining a copy of those regulations.
5. The prospective recipient of Federal assistance funds agrees by submitting this proposal that, should the proposed covered transaction be entered into, it shall not knowingly enter into any lower tier covered transaction with a person who is debarred, suspended, declared ineligible, or voluntarily excluded from participation in this covered transaction, unless authorized by the DOL.
6. The prospective recipient of Federal assistance funds further agrees by submitting this proposal that it will include the clause titled "Certification Regarding Debarment, Suspension, Ineligibility and Voluntary Exclusion - Lower Tier Covered Transactions," without modification, in all lower tier covered transactions and in all solicitations for lower tier covered transactions.
7. A participant in a covered transaction may rely upon a certification of a prospective participant in a lower tier covered transaction that it is not debarred, suspended, ineligible, or voluntarily excluded from the covered transaction, unless it knows that the certification is erroneous. A participant may decide the method and frequency by which it determines the eligibility of its principals. Each participant may but is not required to check the List of Parties Excluded from Procurement or Nonprocurement Programs.
8. Nothing contained in the foregoing shall be construed to require establishment of a system of records in order to render in good faith the certification required by this clause. The knowledge and information of a participant is not required to exceed that which is normally possessed by a prudent person in the ordinary course of business dealings.
9. Except for transactions authorized under paragraph 5 of these instructions, if a participant in a covered transaction knowingly enters into a lower tier covered transaction with a person who is suspended, debarred, ineligible, or voluntarily excluded from participation in this transaction, in addition to other remedies available to the Federal Government, the DOL may pursue available remedies, including suspension and/or debarment.

STATE OF MISSOURI
DIVISION OF PURCHASING AND MATERIALS MANAGEMENT
TERMS AND CONDITIONS -- REQUEST FOR PROPOSAL

1. TERMINOLOGY/DEFINITIONS
Whenever the following words and expressions appear in a Request for Proposal (RFP) document or any amendment thereto, the definition or meaning described below shall apply.

a. Agency and/or State Agency means the statutory unit of state government in the State of Missouri for which the equipment, supplies, and/or services are being purchased by the Division of Purchasing and Materials Management (DPMM). The agency is also responsible for payment.
b. Amendment means a written, official modification to an RFP or to a contract.
c. Attachment applies to all forms which are included with an RFP to incorporate any informational data or requirements related to the performance requirements and/or specifications.
d. Proposal Opening Date and Time and similar expressions mean the exact deadline required by the RFP for the receipt of sealed proposals.
e. Offeror means the person or organization that responds to an RFP by submitting a proposal with prices to provide the equipment, supplies, and/or services as required in the RFP document.
f. Buyer means the procurement staff member of the DPMM. The Contact Person as referenced herein is usually the Buyer.
g. Contract means a legal and binding agreement between two or more competent parties, for a consideration for the procurement of equipment, supplies, and/or services.
h. Contractor means a person or organization who is a successful offeror as a result of an RFP and who enters into a contract.
i. Exhibit applies to forms which are included with an RFP for the offeror to complete and submit with the sealed proposal prior to the specified opening date and time.
j. Request for Proposal (RFP) means the solicitation document issued by the DPMM to potential offerors for the purchase of equipment, supplies, and/or services as described in the document. The definition includes these Terms and Conditions as well as all Pricing Pages, Exhibits, Attachments, and Amendments thereto.
k. May means that a certain feature, component, or action is permissible, but not required.
l. Must means that a certain feature, component, or action is a mandatory condition.
m. Pricing Page(s) applies to the form(s) on which the offeror must state the price(s) applicable for the equipment, supplies, and/or services required in the RFP. The pricing pages must be completed and submitted by the offeror with the sealed proposal prior to the specified proposal opening date and time.
n. RSMo (Revised Statutes of Missouri) refers to the body of laws enacted by the Legislature which govern the operations of all agencies of the State of Missouri. Chapter 34 of the statutes is the primary chapter governing the operations of DPMM.
o. Shall has the same meaning as the word must.
p. Should means that a certain feature, component and/or action is desirable but not mandatory.

2. APPLICABLE LAWS AND REGULATIONS

a. The contract shall be construed according to the laws of the State of Missouri. The contractor shall comply with all local, state, and federal laws and regulations related to the performance of the contract to the extent that the same may be applicable.
b. To the extent that a provision of the contract is contrary to the Constitution or laws of the State of Missouri or of the United States, the provisions shall be void and unenforceable. However, the balance of the contract shall remain in force between the parties unless terminated by consent of both the contractor and the DPMM.
c. The contractor must be registered and maintain good standing with the Secretary of State of the State of Missouri and other regulatory agencies, as may be required by law or regulations.
d. The contractor must timely file and pay all Missouri sales, withholding, corporate and any other required Missouri tax returns and taxes, including interest and additions to tax.
e. The exclusive venue for any legal proceeding relating to or arising out of the RFP or resulting contract shall be in the Circuit Court of Cole County, Missouri.

3. OPEN COMPETITION/REQUEST FOR PROPOSAL DOCUMENT

a. It shall be the offeror's responsibility to ask questions, request changes or clarification, or otherwise advise the DPMM if any language, specifications or requirements of an RFP appear to be ambiguous, contradictory, and/or arbitrary, or appear to inadvertently restrict or limit the requirements stated in the RFP to a single source. Any and all communication from offerors regarding specifications, requirements, competitive proposal process, etc., must be directed to the buyer from the DPMM, unless the RFP specifically refers the offeror to another contact. Such communication should be received at least ten calendar days prior to the official proposal opening date.
b. Every attempt shall be made to ensure that the offeror receives an adequate and prompt response. However, in order to maintain a fair and equitable procurement process, all offerors will be advised, via the issuance of an amendment to the RFP, of any relevant or pertinent information related to the procurement. Therefore, offerors are advised that unless specified elsewhere in the RFP, any questions received less than ten calendar days prior to the RFP opening date may not be answered.
c. Offerors are cautioned that the only official position of the State of Missouri is that which is issued by the DPMM in the RFP or an amendment thereto. No other means of communication, whether oral or written, shall be construed as a formal or official response or statement.
d. The DPMM monitors all procurement activities to detect any possibility of deliberate restraint of competition, collusion among offerors, price-fixing by offerors, or any other anticompetitive conduct by offerors which appears to violate state and federal antitrust laws. Any suspected violation shall be referred to the Missouri Attorney General's Office for appropriate action.
e. The RFP is available for viewing and downloading on the state's On-Line Bidding/Vendor Registration System website. Premium registered offerors are electronically notified of the proposal opportunity based on the information maintained in the State of Missouri's vendor database. If a Premium registered offeror’s e-mail address is incorrect, the offeror must update the e-mail address themselves on the state's On-Line Bidding/Vendor Registration System website.
f. The DPMM reserves the right to officially amend or cancel an RFP after issuance. Premium registered offerors who received e-mail notification of the proposal opportunity when the RFP was established and Premium registered offerors who have responded to the RFP on-line prior to an amendment being issued will receive e-mail notification of the amendment(s). Premium registered offerors who received e-mail notification of the proposal opportunity when the RFP was established and Premium registered offerors who have responded to the proposal on-line prior to a cancellation being issued will receive e-mail notification of a cancellation issued prior to the exact closing time and date specified in the RFP.

4. PREPARATION OF PROPOSALS

a. Offerors must examine the entire RFP carefully. Failure to do so shall be at offeror's risk.
b. Unless otherwise specifically stated in the RFP, all specifications and requirements constitute minimum requirements. All proposals must meet or exceed the stated specifications and requirements.
c. Unless otherwise specifically stated in the RFP, any manufacturer names, trade names, brand names, information and/or catalog numbers listed in a specification and/or requirement are for informational purposes only and are not intended to limit competition. The offeror may offer any brand which meets or exceeds the specification for any item, but must state the manufacturer's name and model number for any such brands in the proposal. In addition, the offeror shall explain, in detail, (1) the reasons why the proposed equivalent meets or exceeds the specifications and/or requirements and (2) why the proposed equivalent should not be considered an exception thereto. Proposals which do not comply with the requirements and specifications are subject to rejection without clarification.
d. Proposals lacking any indication of intent to offer an alternate brand or to take an exception shall be received and considered in complete compliance with the specifications and requirements as listed in the RFP.
e. In the event that the offeror is an agency of state government or other such political subdivision which is prohibited by law or court decision from complying with certain provisions of an RFP, such a offeror may submit a proposal which contains a list of statutory limitations and identification of those prohibitive clauses which will be modified via a clarification conference between the DPMM and the offeror, if such offeror is selected for contract award. The clarification conference will be conducted in order to agree to language that reflects the intent and compliance of such law and/or court order and the RFP. Any such offeror needs to include in the proposal, a complete list of statutory references and citations for each provision of the RFP which is affected by this paragraph.
f. All equipment and supplies offered in a proposal must be new, of current production, and available for marketing by the manufacturer unless the RFP clearly specifies that used, reconditioned, or remanufactured equipment and supplies may be offered.
g. Prices shall include all packing, handling and shipping charges FOB destination, freight prepaid and allowed unless otherwise specified in the RFP.
h. Prices offered shall remain valid for 90 days from proposal opening unless otherwise indicated. If the proposal is accepted, prices shall be firm for the specified contract period.
i. Any foreign offeror not having an Employer Identification Number assigned by the United States Internal Revenue Service (IRS) must submit a completed IRS Form W-8 prior to or with the submission of their proposal in order to be considered for award.

5. SUBMISSION OF PROPOSALS

a. Proposals may be submitted by delivery of a hard copy to the DPMM office. Electronic submission of proposals by Premium registered offerors through the State of Missouri’s On-Line Bidding/Vendor Registration System website is not available unless stipulated in the RFP. Delivered proposals must be sealed in an envelope or container, and received in the DPMM office located at 301 West High St, Rm 630 in Jefferson City, MO no later than the exact opening time and date specified in the RFP. All proposals must (1) be submitted by a duly authorized representative of the offeror's organization, (2) contain all information required by the RFP, and (3) be priced as required. Hard copy proposals may be mailed to the DPMM post office box address. However, it shall be the responsibility of the offeror to ensure their proposal is in the DPMM office (address listed above) no later than the exact opening time and date specified in the RFP.
b. The sealed envelope or container containing a proposal should be clearly marked on the outside with (1) the official RFP number and (2) the official opening date and time. Different proposals should not be placed in the same envelope, although copies of the same proposal may be placed in the same envelope.
c. A proposal submitted electronically by a Premium registered offeror may be modified on-line prior to the official opening date and time. A proposal which has been delivered to the DPMM office, may be modified by signed, written notice which has been received by the DPMM prior to the official opening date and time specified. A proposal may also be modified in person by the offeror or its authorized representative, provided proper identification is presented before the official opening date and time. Telephone or telegraphic requests to modify a proposal shall not be honored.
d. A proposal submitted electronically by a Premium registered offeror may be canceled on-line prior to the official opening date and time. A proposal which has been delivered to the DPMM office, may only be withdrawn by a signed, written notice or facsimile which has been received by the DPMM prior to the official opening date and time specified. A proposal may also be withdrawn in person by the offeror or its authorized representative, provided proper identification is presented before the official opening date and time. Telephone, e-mail, or telegraphic requests to withdraw a proposal shall not be honored.
e. When submitting a proposal electronically, the Premium registered offeror indicates acceptance of all RFP terms and conditions by clicking on the "Submit" button on the Electronic Bid Response Entry form. Offerors delivering a hard copy proposal to DPMM must sign and return the RFP cover page or, if applicable, the cover page of the last amendment thereto in order to constitute acceptance by the offeror of all RFP terms and conditions. Failure to do so may result in rejection of the proposal unless the offeror's full compliance with those documents is indicated elsewhere within the offeror's response.

6. PROPOSAL OPENING

a. Proposal openings are public on the opening date and at the opening time specified on the RFP document. Only the names of the respondents shall be read at the proposal opening. Premium registered vendors may view the same proposal response information on the state's On-Line Bidding/Vendor Registration System website. The contents of the responses shall not be disclosed at this time.
b. Proposals which are not received in the DPMM office prior to the official opening date and time shall be considered late, regardless of the degree of lateness, and normally will not be opened. Late proposals may only be opened under extraordinary circumstances in accordance with 1 CSR 40-1.050.

7. PREFERENCES

a. In the evaluation of proposals, preferences shall be applied in accordance with Chapter 34 RSMo. Contractors should apply the same preferences in selecting subcontractors.
b. By virtue of statutory authority, a preference will be given to materials, products, supplies, provisions and all other articles produced, manufactured, made or grown within the State of Missouri and to all firms, corporations or individuals doing business as Missouri firms, corporations or individuals. Such preference shall be given when quality is equal or better and delivered price is the same or less.
c. In accordance with Executive Order 05-30, contractors are encouraged to utilize certified minority and women-owned businesses in selecting subcontractors.

8. EVALUATION/AWARD

a. Any clerical error, apparent on its face, may be corrected by the buyer before contract award. Upon discovering an apparent clerical error, the buyer shall contact the offeror and request clarification of the intended proposal. The correction shall be incorporated in the notice of award. Examples of apparent clerical errors are: 1) misplacement of a decimal point; and 2) obvious mistake in designation of unit.
b. Any pricing information submitted by an offeror shall be subject to evaluation if deemed by the DPMM to be in the best interest of the State of Missouri.
c. The offeror is encouraged to propose price discounts for prompt payment or propose other price discounts that would benefit the State of Missouri. However, unless otherwise specified in the RFP, pricing shall be evaluated at the maximum potential financial liability to the State of Missouri.
d. Awards shall be made to the offeror whose proposal (1) complies with all mandatory specifications and requirements of the RFP and (2) is the lowest and best proposal, considering price, responsibility of the offeror, and all other evaluation criteria specified in the RFP and any subsequent negotiations and (3) complies with Sections 34.010 and 34.070 RSMo and Executive Order 04-09.
e. In the event all offerors fail to meet the same mandatory requirement in an RFP, DPMM reserves the right, at its sole discretion, to waive that requirement for all offerors and to proceed with the evaluation. In addition, the DPMM reserves the right to waive any minor irregularity or technicality found in any individual proposal.
f. The DPMM reserves the right to reject any and all proposals.
g. When evaluating a proposal, the State of Missouri reserves the right to consider relevant information and fact, whether gained from a proposal, from a offeror, from offeror's references, or from any other source.
h. Any information submitted with the proposal, regardless of the format or placement of such information, may be considered in making decisions related to the responsiveness and merit of a proposal and the award of a contract.
i. Negotiations may be conducted with those offerors who submit potentially acceptable proposals. Proposal revisions may be permitted for the purpose of obtaining best and final offers. In conducting negotiations, there shall be no disclosure of any information submitted by competing offerors.
j. Any award of a contract shall be made by notification from the DPMM to the successful offeror. The DPMM reserves the right to make awards by item, group of items, or an all or none basis. The grouping of items awarded shall be determined by DPMM based upon factors such as item similarity, location, administrative efficiency, or other considerations in the best interest of the State of Missouri.
k. Pursuant to Section 610.021 RSMo, proposals and related documents shall not be available for public review until after a contract is executed or all proposals are rejected.
l. The DPMM posts all proposal results on the On-line Bidding/Vendor Registration System website for Premium registered offerors to view for a reasonable period after proposal award and maintains images of all proposal file material for review. Offerors who include an e-mail address with their proposal will be notified of the award results via e-mail.
m. The DPMM reserves the right to request clarification of any portion of the offeror's response in order to verify the intent of the offeror. The offeror is cautioned, however, that its response may be subject to acceptance or rejection without further clarification.
n.  Any proposal award protest must be received within ten (10) calendar days after the date of award in accordance with the requirements of 1 CSR 40-1.050 (10).
o. The final determination of contract(s) award shall be made by DPMM.

9. CONTRACT/PURCHASE ORDER

a. By submitting a proposal, the offeror agrees to furnish any and all equipment, supplies and/or services specified in the RFP, at the prices quoted, pursuant to all requirements and specifications contained therein.
b. A binding contract shall consist of: (1) the RFP, amendments thereto, and/or Best and Final Offer (BAFO) request(s) with RFP changes/additions, (2) the contractor's proposal including the contractor's BAFO, and (3) DPMM's acceptance of the proposal by "notice of award" or by "purchase order."
c. A notice of award issued by the State of Missouri does not constitute an authorization for shipment of equipment or supplies or a directive to proceed with services. Before providing equipment, supplies and/or services for the State of Missouri, the contractor must receive a properly authorized purchase order unless the purchase is equal to or less than $3,000. State purchases equal to or less than $3,000 may be processed with a purchase order or other form of authorization given to the contractor at the discretion of the state agency.
d. The contract expresses the complete agreement of the parties and performance shall be governed solely by the specifications and requirements contained therein. Any change, whether by modification and/or supplementation, must be accomplished by a formal contract amendment signed and approved by and between the duly authorized representative of the contractor and the DPMM or by a modified purchase order prior to the effective date of such modification. The contractor expressly and explicitly understands and agrees that no other method and/or no other document, including correspondence, acts, and oral communications by or from any person, shall be used or construed as an amendment or modification.

10. INVOICING AND PAYMENT

a. The State of Missouri does not pay state or federal taxes unless otherwise required under law or regulation.
b. The statewide financial management system has been designed to capture certain receipt and payment information. For each purchase order received, an invoice must be submitted that references the purchase order number and must be itemized in accordance with items listed on the purchase order. Failure to comply with this requirement may delay processing of invoices for payment.
c. The contractor shall not transfer any interest in the contract, whether by assignment or otherwise, without the prior written consent of the DPMM.
d. Payment for all equipment, supplies, and/or services required herein shall be made in arrears unless otherwise indicated in the RFP.
e. The State of Missouri assumes no obligation for equipment, supplies, and/or services shipped or provided in excess of the quantity ordered. Any unauthorized quantity is subject to the state's rejection and shall be returned at the contractor's expense.
f. All invoices for equipment, supplies, and/or services purchased by the State of Missouri shall be subject to late payment charges as provided in Section 34.055 RSMo.
g. The State of Missouri reserves the right to purchase goods and services using the state purchasing card.

11. DELIVERY

Time is of the essence. Deliveries of equipment, supplies, and/or services must be made no later than the time stated in the contract or within a reasonable period of time, if a specific time is not stated.

12. INSPECTION AND ACCEPTANCE

a. No equipment, supplies, and/or services received by an agency of the state pursuant to a contract shall be deemed accepted until the agency has had reasonable opportunity to inspect said equipment, supplies, and/or services.
b. All equipment, supplies, and/or services which do not comply with the specifications and/or requirements or which are otherwise unacceptable or defective may be rejected. In addition, all equipment, supplies, and/or services which are discovered to be defective or which do not conform to any warranty of the contractor upon inspection (or at any later time if the defects contained were not reasonably ascertainable upon the initial inspection) may be rejected.
c. The State of Missouri reserves the right to return any such rejected shipment at the contractor's expense for full credit or replacement and to specify a reasonable date by which replacements must be received.
d. The State of Missouri's right to reject any unacceptable equipment, supplies, and/or services shall not exclude any other legal, equitable or contractual remedies the state may have.

13. WARRANTY

a. The contractor expressly warrants that all equipment, supplies, and/or services provided shall: (1) conform to each and every specification, drawing, sample or other description which was furnished to or adopted by the DPMM, (2) be fit and sufficient for the purpose expressed in the RFP, (3) be merchantable, (4) be of good materials and workmanship, and (5) be free from defect.
b. Such warranty shall survive delivery and shall not be deemed waived either by reason of the state's acceptance of or payment for said equipment, supplies, and/or services.

14. CONFLICT OF INTEREST

a. Officials and employees of the state agency, its governing body, or any other public officials of the State of Missouri must comply with Sections 105.452 and 105.454 RSMo regarding conflict of interest.
b. The contractor hereby covenants that at the time of the submission of the proposal the contractor has no other contractual relationships which would create any actual or perceived conflict of interest. The contractor further agrees that during the term of the contract neither the contractor nor any of its employees shall acquire any other contractual relationships which create such a conflict.

15. REMEDIES AND RIGHTS

a. No provision in the contract shall be construed, expressly or implied, as a waiver by the State of Missouri of any existing or future right and/or remedy available by law in the event of any claim by the State of Missouri of the contractor's default or breach of contract.
b. The contractor agrees and understands that the contract shall constitute an assignment by the contractor to the State of Missouri of all rights, title and interest in and to all causes of action that the contractor may have under the antitrust laws of the United States or the State of Missouri for which causes of action have accrued or will accrue as the result of or in relation to the particular equipment, supplies, and/or services purchased or procured by the contractor in the fulfillment of the contract with the State of Missouri.

16. CANCELLATION OF CONTRACT

a. In the event of material breach of the contractual obligations by the contractor, the DPMM may cancel the contract. At its sole discretion, the DPMM may give the contractor an opportunity to cure the breach or to explain how the breach will be cured. The actual cure must be completed within no more than 10 working days from notification, or at a minimum the contractor must provide DPMM within 10 working days from notification a written plan detailing how the contractor intends to cure the breach.
b. If the contractor fails to cure the breach or if circumstances demand immediate action, the DPMM will issue a notice of cancellation terminating the contract immediately.
c. If the DPMM cancels the contract for breach, the DPMM reserves the right to obtain the equipment, supplies, and/or services to be provided pursuant to the contract from other sources and upon such terms and in such manner as the DPMM deems appropriate and charge the contractor for any additional costs incurred thereby.
d. The contractor understands and agrees that funds required to fund the contract must be appropriated by the General Assembly of the State of Missouri for each fiscal year included within the contract period. The contract shall not be binding upon the state for any period in which funds have not been appropriated, and the state shall not be liable for any costs associated with termination caused by lack of appropriations.

17. COMMUNICATIONS AND NOTICES

Any notice to the contractor shall be deemed sufficient when deposited in the United States mail postage prepaid, transmitted by facsimile, transmitted by e-mail or hand-carried and presented to an authorized employee of the contractor.

18. BANKRUPTCY OR INSOLVENCY

a. Upon filing for any bankruptcy or insolvency proceeding by or against the contractor, whether voluntary or involuntary, or upon the appointment of a receiver, trustee, or assignee for the benefit of creditors, the contractor must notify the DPMM immediately.
b. Upon learning of any such actions, the DPMM reserves the right, at its sole discretion, to either cancel the contract or affirm the contract and hold the contractor responsible for damages.

19. INVENTIONS, PATENTS AND COPYRIGHTS

The contractor shall defend, protect, and hold harmless the State of Missouri, its officers, agents, and employees against all suits of law or in equity resulting from patent and copyright infringement concerning the contractor's performance or products produced under the terms of the contract.

20. NON-DISCRIMINATION AND AFFIRMATIVE ACTION

In connection with the furnishing of equipment, supplies, and/or services under the contract, the contractor and all subcontractors shall agree not to discriminate against recipients of services or employees or applicants for employment on the basis of race, color, religion, national origin, sex, age, disability, or veteran status. If the contractor or subcontractor employs at least 50 persons, they shall have and maintain an affirmative action program which shall include:

a. A written policy statement committing the organization to affirmative action and assigning management responsibilities and procedures for evaluation and dissemination;
b. The identification of a person designated to handle affirmative action;
c. The establishment of non-discriminatory selection standards, objective measures to analyze recruitment, an upward mobility system, a wage and salary structure, and standards applicable to layoff, recall, discharge, demotion, and discipline;
d. The exclusion of discrimination from all collective bargaining agreements; and
e. Performance of an internal audit of the reporting system to monitor execution and to provide for future planning.

If discrimination by a contractor is found to exist, the DPMM shall take appropriate enforcement action which may include, but not necessarily be limited to, cancellation of the contract, suspension, or debarment by the DPMM until corrective action by the contractor is made and ensured, and referral to the Attorney General's Office, whichever enforcement action may be deemed most appropriate.

21. AMERICANS WITH DISABILITIES ACT

In connection with the furnishing of equipment, supplies, and/or services under the contract, the contractor and all subcontractors shall comply with all applicable requirements and provisions of the Americans with Disabilities Act (ADA).

22. FILING AND PAYMENT OF TAXES

The commissioner of administration and other agencies to which the state purchasing law applies shall not contract for goods or services with a vendor if the vendor or an affiliate of the vendor makes sales at retail of tangible personal property or for the purpose of storage, use, or consumption in this state but fails to collect and properly pay the tax as provided in chapter 144, RSMo. For the purposes of this section, "affiliate of the vendor" shall mean any person or entity that is controlled by or is under common control with the vendor, whether through stock ownership or otherwise. Therefore offeror’s failure to maintain compliance with chapter 144, RSMo may eliminate their proposal from consideration for award.

23.  TITLES

Titles of paragraphs used herein are for the purpose of facilitating reference only and shall not be construed to infer a contractual construction of language.

Revised 01/03/06